04035366

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gradipore Limited

*CURRENT ADDRESS 22 Rodborough Road
Frenchs Forest NSW 2086
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34799 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 7/8/04

Gradipore

GRADIPORE LIMITED
(ABN 79 001 001 145)

HALF YEARLY REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

$A'000

Results for announcement to the market				
Revenues from ordinary activities	Down	23%	to	2,494
Loss from ordinary activities after tax attributable to members	Down	33%	to	(5,297)
Net loss for the period attributable to members	Down	33%	to	(5,297)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend, N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached press release.

NTA backing	31 December 2003	31 December 2002
Net tangible asset backing per ord security		

GRADIPORE LIMITED

ABN 79 001 001 145

Half-year Report
31 December 2003

Contents

This interim financial report does not include all the notes of the type normally included in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcement made by Gradipore Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' Report

Your Directors present their report on the consolidated entity consisting of Gradipore Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

Directors
The following persons were directors of Gradipore Limited during the whole of the half-year and up to the date of this report:

J Manusu

J Brown was appointed a director on 27 October 2003 and continues in office at the date of this report.
S Kwik was appointed a director on 27 October 2003 and continues in office at the date of this report.
C Lee was appointed a director on 27 October 2003 and continues in office at the date of this report.
H.P Manusu was appointed a director on 23 October 2003 and continues in office at the date of this report.
H Nair was appointed a director on 27 October 2003 and continues in office at the date of this report.

J Davis was a director from the beginning of the financial year until his resignation on 27 October 2003.
J Eady was a director from the beginning of the financial year until his resignation on 23 October 2003.
P Jenkins was appointed a director on 8 September 2003 until his resignation on 23 October 2003.
R Lieb was a director from the beginning of the financial year until his resignation on 23 October 2003.
C Sutton was appointed director on 22 August 2003 until his resignation on 23 October 2003.
L Webb was a director from the beginning of the financial year until his resignation on 23 October 2003.

Review of Operations

A summary of consolidated revenues and results for the half-year by significant industry segment is set out below:

	Segment revenues		Segment results	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Gels	**567**	365	**(1,008)**	(1,947)
Diagnostics	**1,196**	1,261	**581**	611
Separations	**437**	823	**(1,737)**	(2,813)
Other	**294**	800	**(3,133)**	(3,753)
	2,494	3,249	**(5,297)**	(7,902)

Comments on the operations and the results of those operations are set out below:

Gels
The Gels business unit has posted significant revenue growth increasing some 55% over the previous corresponding period. Volume increases were primarily due to the successful expansion of the gel product range and the signing of a worldwide OEM (original equipment manufacture) agreement with a major customer late last year. The revenue impact of this volume growth has been adversely impacted by the strong Australian dollar, which has increased 12% over the past six months.

Diagnostics
The Diagnostic business unit continues to be profitable with continued expansion into new geographical markets. As with the gels business unit, the revenue impact of volume growth over the past six months has been adversely impacted by the strong Australian dollar.

Separations
The Separations business unit continues to market the Gradiflow technology in both the commercial and research markets. The past six months saw the successful completion of the proof of principle agreement with Serologicals Corporation that resulted in the joint announcement on January 27, 2004 that the Gradiflow technology is scaleable.
A number of distribution agreements for the BF400, the laboratory scale research version of the Gradiflow technology, are currently under negotiation which will yield improved sales in this area over the next twelve months.

Other
Cost cutting measures implemented across the Board have led to an overall reduction in the net loss by some 33% over the previous corresponding period.

Directors' Report

Rounding of amounts
The company is of a kind referred to in class order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order

This report is made in accordance with a resolution of the directors.

S Kwik
Chairman

Sydney
23 February 2004

Consolidated statement of financial performance

For the half-year ended 31 December 2003

	Notes	Half-year 31 December 2003 $000	31 December 2002 $000
Revenues from sale of goods		**2,200**	2,449
Cost of sales		**1,185**	849
Gross Profit		**1,015**	1,600
Revenue from outside of the operating activities		**294**	800
Other expenses from ordinary activities			
Marketing		**1,711**	3,434
Administration		**3,183**	3,850
Research and Development		**1,536**	2,842
Borrowing costs		**176**	176
(Loss) from ordinary activities before income tax expense		**(5,297)**	(7,902)
Income tax expense		**-**	-
(Loss) from ordinary activities after income tax expense		**(5,297)**	(7,902)
Total changes in equity other than those resulting from transactions with owners as owners		**(5,297)**	(7,902)
Basic earnings per share	4	**(10.92) cents**	(16.51) cents
Diluted earnings per share	4	**(10.92) cents**	(16.51) cents

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position

As at 31 December 2003

	31 December 2003 $000	30 June 2003 $000
Current Assets		
Cash assets	**8,433**	10,945
Receivables	**1,490**	1,466
Inventories	**1,368**	1,251
Other	**186**	6,213
Total Current Assets	**11,477**	19,875
Non-Current Assets		
Receivables	**131**	613
Investments	**-**	-
Property, plant and equipment	**14,921**	15,602
Other	**625**	625
Total Non-Current Assets	**15,677**	16,840
Total Assets	**27,154**	36,715
Current Liabilities		
Payables	**885**	1,681
Interest bearing liabilities	**-**	6,063
Provisions	**33**	20
Total Current Liabilities	**918**	7,764
Non-Current Liabilities		
Interest bearing liabilities	**5,300**	5,300
Provisions	**83**	106
Total Non-Current Liabilities	**5,383**	5,406
Total Liabilities	**6,301**	13,170
Net Assets	**20,853**	23,545
Equity		
Parent equity interest		
Contributed equity	**92,879**	90,274
Accumulated losses	**(72,026)**	(66,729)
Total Equity	**20,853**	23,545

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of Cash Flows

For the half-year ended 31 December 2003

	Half-year 31 December 2003 $000	Half-year 31 December 2002 $000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**2,462**	2,325
Payments to suppliers and employees (inclusive of goods and services tax)	**(7,624)**	(10,943)
	(5,162)	(8,618)
Interest received	**263**	744
Interest paid	**(176)**	(151)
Start Grant Funding received	**-**	176
Net cash (outflow) from operating activities	**(5,075)**	(7,849)
Cash Flows from Investing Activities		
Payment for non-current assets	**(218)**	(1,004)
Loans to employees	**-**	(188)
Escrow monies drawn from/(placed on) fixed deposit	**(39)**	(217)
Net cash (outflow) from investing activities	**(257)**	(1,409)
Cash Flows from Financing Activities		
Proceeds from issue of shares	**2,829**	25
Repayment of lease liability	**(9)**	(13)
Net cash inflow from financing activities	**2,820**	12
Net Increase (Decrease) in Cash Held	**(2,512)**	(9,246)
Cash at the beginning of the financial year	**10,945**	27,219
Cash at the End of the Financial Year	**8,433**	17,973

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of Significant Accounting Policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Gradipore Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim financial period.

A. Basis of preparation of half-year financial report

The operating loss of the consolidated entity for the six month period was $5.3m and the net cash outflow from operating activities was $5m. The short fall in sales revenue was the major cause of the company's failure to meet its financial targets for the period and continuing difficulty in achieving commercial take-up of the company's Gradiflow technology. Additionally, Gradipore was adversely affected by the weakening US dollar.

During the period there has been a significant restructuring of the Board, and initiatives to reduce the workforce to cut operating costs have been implemented. Also, in January 2004 a distribution agreement was signed for the BF400 unit which will assist in facilitating commercialisation of the Gradiflow technology. The directors believe that they will be successful in raising additional funds if the need arises.

This general purpose interim financial report is prepared on a going concern basis as the directors consider the company has sufficient cash resources to enable it to continue as a going concern. The directors regularly monitor the company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the company to meet its business objectives.

B. Equity securities issued

	Half-year		Half-year	
	2003	2002	**2003**	2002
	Shares	Shares	**$000**	$000
Issue of ordinary shares during the half-year				
Placement	6,000,000	-	2,700	-
Less: Transaction costs arising on share issue	-	-	(95)	-
	6,000,000	-	2,605	-

C. Events occurring after reporting date

On 15 January 2004 Gradipore Limited acquired all of the issued shares in Serologicals Specialty Biologics, Inc, a therapeutic plasma supplier, for cash consideration of US$5 million. US$3.5 million was paid on 15 January 2004 with a further US$1.5 million to be paid on 31 December 2004.

The business comprises ten plasma collection centres across the United States, a central testing laboratory located in Atlanta, Georgia and a staff of approximately 160 people.

The fair value of the net identifiable assets of the company at the date of acquisition was US$1.7 million and the purchased goodwill amounted to US$3.3 million. Gradipore Limited has also agreed to pay US$11.8 million for the working capital of the business in 10 quarterly instalments beginning in the first quarter of 2005.

The financial effects of the above transaction have not been brought to account at 31 December 2003. The operating results and assets and liabilities of the company will be consolidated from 31 January 2004.

D. Earnings per share

	Half-year	
	2003	2002
	cents	cents
Basic earnings per share	**(10.92) cents**	(16.51) cents
Diluted earnings per share	**(10.92) cents**	(16.51) cents

E. Segment Reporting

(a) Business segments

The consolidated entity is organised on a global basis into the following divisions by product and service type.

Gels
This division's focus is on the manufacture and sale of electrophoresis gels.

Diagnostics
This division markets test kits to medical diagnostic laboratories for use in aiding medical diagnosis, principally in relation to blood disorders (haemostasis).

Separations
This division's focus is on seeking to realise the commercial potential of the company's main asset, the Gradiflow technology.

Other
Includes administrative and support functions for the above divisions.

Half-year 2003	Gels **$000**	Diagnostics **$000**	Separations **$000**	Other **$000**	Consolidated **$000**
Revenues from sale of goods	567	1,196	437	-	2,200
Revenues from outside the operating activities:					
Interest				294	294
Total segment revenue	567	1,196	437	294	2,494
Profit/(Loss) from ordinary activities after income tax expense	(1,008)	581	(1,737)	(3,133)	(5,297)

Half-year 2002	Gels **$000**	Diagnostics **$000**	Separations **$000**	Other **$000**	Consolidated **$000**
Revenues from sale of goods	365	1,261	823	-	2,449
Revenues from outside the operating activities:					
Interest				800	800
Total segment revenue	365	1,261	823	800	3,249
Profit/(Loss) from ordinary activities after income tax expense	(1,947)	611	(2,813)	(3,753)	(7,902)

(b) Geographical segments

Although the consolidated entity's divisions are managed on a global basis they operate in the following geographical areas being Australia, USA and Europe.

	Segment revenues from sale of goods	
	31 Dec 2003 $000	31 Dec 2002 $000
Australia	**303**	244
USA/Europe	**1,897**	2,205
	2,200	2,449

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 1 to 8:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that Gradipore Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

S Kwik
Chairman

Sydney
23 February 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Gradipore Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Gradipore Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Gradipore Limited Group (defined below) as at 31 December 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Gradipore Limited Group (the consolidated entity), for the half-year ended 31 December 2003. The consolidated entity comprises both Gradipore Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

PRICEWATERHOUSECOOPERS

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

M W Chiang
Partner

Sydney
23 February 2004

Appendix 4E

Preliminary final report

Name of entity

GRADIPORE LIMITED

ABN or equivalent company reference

79 001 001 145

Financial year ended ('current period')

30 JUNE 2003

For announcement to the market

$A'000

Revenues from ordinary activities	Up	26.4%	to	6,864
Loss from ordinary activities after tax attributable to members	Down	9.9%	to	(16,669)
Net loss for the period attributable to members	Down	9.9%	to	(16,669)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend, | N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached press release.

Condensed consolidated statement of financial performance

		30 June 2003 $A'000	30 June 2002 $A'000
1.1	Revenues		
	Revenue from sales or services	5,506	3,339
	Interest revenue	1,293	1,349
	Government Grants	-	744
	Proceeds on sale of assets	65	-
	Total revenue	6,864	5,432
1.2	Expenses from ordinary activities		
	Cost of sales	(2,323)	(1,406)
	Marketing	(6,121)	(5,511)
	Administration	(9,146)	(9,098)
	Research & development	(5,679)	(7,560)
	Borrowing	(264)	(364)
	Total Expenses	(23,533)	(23,939)
1.3	**Loss from ordinary activities before tax**	**(16,669)**	**(18,507)**
1.4	Income tax on ordinary activities	-	-
1.5	**Loss from ordinary activities after tax**	**(16,669)**	**(18,507)**
1.6	**Total changes in equity not resulting from transactions with owners as owners**	**(16,669)**	**(18,507)**

Consolidated retained profits

		30 June 2003 $A'000	30 June 2002 $A'000
1.7	Accumulated losses at the beginning of the financial period	(50,060)	(31,553)
1.8	Net loss attributable to members (*item 1.6*)	(16,669)	(18,507)
1.9	Net transfers from (to) reserves	-	-
1.10	Net effect of changes in accounting policies	-	-
1.11	Dividends and other equity distributions paid or payable	-	-
1.12	**Accumulated losses at end of financial period**	**(66,729)**	**(50,060)**

Condensed consolidated statement of financial position

		30 June 2003 $A'000	30 June 2002 $A'000	31 December 2002 $A'000
	Current assets			
2.1	Cash	10,945	27,219	17,973
2.2	Receivables	1,625	1,429	1,537
2.3	Inventories	1,251	733	1,125
2.4	Other: R&D Syndicate	6,054	-	-
2.5	**Total current assets**	**19,875**	**29,381**	**20,635**
	Non-current assets			
2.6	Receivables	613	1,108	1,203
2.7	Investments	-	-	-
2.8	Other property, plant and equipment (net)	15,602	16,768	16,898
2.9	Other: R&D Syndicate	-	5,623	5,840
	Restricted Deposit	625	625	625
2.10	**Total non-current assets**	**16,840**	**24,124**	**24,566**
2.11	**Total assets**	**36,715**	**53,505**	**45,201**
	Current liabilities			
2.12	Payables	1,681	2,134	1,629
2.13	Interest bearing liabilities (includes Put Option for R&D Syndicate deposit)	6,063	26	21
2.14	Provisions	20	73	43
2.15	**Total current liabilities**	**7,764**	**2,233**	**1,693**
	Non-current liabilities			
2.16	Interest bearing liabilities (includes Put Option for R&D Syndicate deposit)	5,300	10,932	11,140
2.17	Provisions	106	126	56
2.18	**Total non-current liabilities**	**5,406**	**11,058**	**11,196**
2.19	**Total liabilities**	**13,170**	**13,291**	**12,889**
2.20	**Net assets**	**23,545**	**40,214**	**32,312**
	Equity			
2.21	Capital/contributed equity	90,274	90,274	90,274
2.22	Reserves	-	-	-
2.23	Accumulated losses	(66,729)	(50,060)	(57,962)
2.24	**Equity attributable to members of the parent entity**	**23,545**	**40,214**	**32,312**
2.25	Outside equity interests in controlled entities	-	-	-
2.26	**Total equity**	**23,545**	**40,214**	**32,312**

Condensed consolidated statement of cash flows

		30 June 2003 $A'000	30 June 2002 $A'000
	Cash flows related to operating activities		
3.1	Receipts from customers	4,839	3,611
3.2	Payments to suppliers and employees	(20,686)	(21,131)
3.3	Interest received	1,304	1,322
3.4	Interest and other costs of finance paid	(327)	(371)
3.5	Other – Government Grants	176	1,117
3.6	**Net operating cash flows**	**(14,694)**	**(15,452)**
	Cash flows related to investing activities		
3.7	Payment for purchases of property, plant and equipment	(1,269)	(3,550)
3.8	Proceeds from sale of property, plant and equipment	65	-
3.9	Payment for purchases of equity investments	-	(33)
3.10	Loans to employees/directors	(62)	(480)
3.11	Escrow monies placed on fixed deposit	(431)	(47)
3.12	**Net investing cash flows**	**(1,697)**	**(4,110)**
	Cash flows related to financing activities		
3.13	Proceeds from issues of +securities (shares, options, etc.)	145	35,251
3.14	Proceeds from borrowings	-	5,300
3.15	Repayment of borrowings	-	(6,000)
3.16	Repayment of lease liability	(28)	(31)
3.17	**Net financing cash flows**	**117**	**34,520**
3.18	**Net increase (decrease) in cash held**	**(16,274)**	**14,958**
3.19	Cash at beginning of period	27,219	12,261
3.20	**Cash at end of period** *(see Reconciliation of cash)*	10,945	27,219

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		30 June 2003 $A'000	30 June 2002 $A'000
4.1	Cash on hand and at bank	291	582
4.2	Deposits at call	3,707	5,572
4.3	Other – Bills of exchange	6,947	21,065
4.4	**Total cash at end of period** *(item 3.20)*	**10,945**	**27,219**

Other notes to the condensed financial statements

Ratios	30 June 2003	30 June 2002
5.1 **Profit before tax / revenue** Consolidated loss from ordinary activities before tax (*item 1.3*) as a percentage of revenue (*item 1.1*)	(242.8%)	(340.7%)
5.2 **Profit after tax / equity interests** Consolidated net loss from ordinary activities after tax attributable to members (*item 1.6*) as a percentage of equity (similarly attributable) at the end of the period (*item 2.26*)	(70.8%)	(46.0%)

Earnings per security (EPS)	30 June 2003	30 June 2002
6.1 Basic (losses) per share	(34.8) cents	(45.8) cents
6.2 Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	47,848,593	40,450,164
6.3 Diluted (losses) per share	(31.3) cents	(36.1) cents
6.4 Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	53,163,559	51,335,180

NTA backing	30 June 2003	30 June 2002
7.1 Net tangible asset backing per ordinary security	$0.49	$0.84

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
8.1	**Ordinary securities**	47,848,593	47,848,593		
8.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	Nil	Nil		

8.3 Options

	01.07.02 Balance	Additions	Exercised	Lapsed	30.06.03 Balance
(a) Unlisted Options					
By the payment of $5.00 at any time prior to 31 December 2004	3,200,000	-	-	1,000,000	2,200,000
By the payment of $4.00 at any time prior to 31 December 2004	1,000,000	-	-	-	1,000,000
By the payment of $5.00 at any time prior to 31 December 2004	1,281,500	-	-	346,500	935,000
By the payment of $6.00 at any time prior to 31 December 2004	140,000	-	-	30,000	110,000
By the payment of $2.80 at any time prior to 30 November 2004	375,000	-	-	122,000	253,000
By the payment of $0.96 at any time prior to 31 December 2005	-	50,000	-	-	50,000
Total Unlisted Options	**5,996,500**	**50,000**	-	**1,498,500**	**4,548,000**

Segment Reporting

2003	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	974	3,066	1,466	-	-	5,506
Revenues from outside the operating activities:						
Interest					1,293	1,293
Proceeds on sales of assets					65	65
Total segment revenue	974	3,066	1,466	-	1,358	6,864
Profit/(Loss) from ordinary activities after income tax expense	(3,040)	1,931	(468)	(5,679)	(9,413)	(16,669)
Depreciation and amortisation expense	301	89	85	783	1,003	2,261
Segment assets	2,065	1,098	551	8,310	350	12,374
Unallocated assets	-	-	-	-	-	24,341
Total assets	2,065	1,098	551	8,310	350	36,715
Segment liabilities	-	-	-	6,054	-	6,054
Unallocated liabilities	-	-	-	-	-	7,116
Total liabilities	-	-	-	6,054	-	13,170

2002	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	606	2,535	198	-	-	3,339
Revenues from outside the operating activities:						
Interest					1,349	1,349
Government Grants			744			744
Total segment revenue	606	2,535	942	-	1,349	5,432
Profit/(Loss) from ordinary activities after income tax expense	(2,829)	1,537	(772)	(7,560)	(8,883)	(18,507)
Depreciation and amortisation expense	183	54	51	475	608	1,371
Segment assets	1,779	875	1,409	6,810	670	11,543
Unallocated assets	-	-	-	-	-	41,962
Total assets	1,779	875	1,409	6,810	670	53,505
Segment liabilities	-	-	-	5,623	35	5,658
Unallocated liabilities	-	-	-	-	-	7,633
Total liabilities	-	-	-	5,623	35	13,291

Annual General Meeting

The annual general meeting will be held as follows:

Place	Powerhouse Museum Coles Theatre 500 Harris Street, Ultimo, Sydney
Date	23 October 2003
Time	10.00 am
Approximate date the annual report will be available	23 September 2003

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts that are in the process of being audited. Details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... [signature] .... Date: ....28.08.03.....................
Director

Print name: ....JEREMY DAVIS...

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

GRADIPORE LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
79 001 001 145	√		31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	6 %	to	3,199
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	2 %	to	(7,902)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	2 %	to	(7,902)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil	Nil

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	3,199	3,006
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(10,975)	(10,799)
1.3	Borrowing costs	(126)	(302)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(7,902)**	**(8,095)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(7,902)**	**(8,095)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(7,902)**	**(8,095)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(7,902)**	**(8,095)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(7,902)	(8,095)

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	(16.51) cents	(23.99) cents
1.19	Diluted EPS	(16.51) cents	(16.35) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(7,902)	(8,095)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(7,902)**	**(8,095)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	2,449	1,947
1.24	Interest revenue	750	518
1.25	Other – Government grants	-	541
1.26	Details of relevant expenses		
	Cost of sales (exc depn and amt)	792	829
	Marketing	3,434	2,630
	Administration (exc depn and amt)	3,115	3,212
	Research & Development	2,842	3,477
	Borrowing	126	302
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	792	651
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(50,060)	(31,553)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(7,902)	(8,095)
1.32	Net transfers from (to) reserves *(details if material)*	-	-

+ See chapter 19 for defined terms.

1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(57,962)**	**(39,648)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	Nil	Nil	Nil	Nil
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**Nil**	**Nil**	**Nil**	**Nil**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	17,973	27,219	32,995
4.2	Receivables	1,537	1,429	5,873
4.3	Investments	-	-	-
4.4	Inventories	1,125	733	656
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	-	-	-
4.7	**Total current assets**	**20,635**	**29,381**	**39,524**
	Non-current assets			
4.8	Receivables	1,203	1,108	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	16,898	16,768	15,442
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	-	-	-
4.17	Other – R&D Syndicate	5,840	5,623	5,429
	- Restricted Deposit	625	625	625
4.18	**Total non-current assets**	**24,566**	**24,124**	**21,496**
4.19	**Total assets**	**45,201**	**53,505**	**61,020**
	Current liabilities			
4.20	Payables	1,271	1,695	900
4.21	Interest bearing liabilities	21	26	27
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	401	512	371
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**1,693**	**2,233**	**1,298**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	5,300	5,309	5,322
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	56	126	66
4.30	Other – Put option R&D syndicate	5,840	5,623	5,429
4.31	**Total non-current liabilities**	**11,196**	**11,058**	**10,817**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**12,889**	**13,291**	**12,115**
4.33	Net assets	**32,312**	**40,214**	**48,905**
	Equity			
4.34	Capital/contributed equity	90,274	90,274	88,553
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(57,962)	(50,060)	(39,648)
4.37	**Equity attributable to members of the parent entity**	**32,312**	**40,214**	**48,905**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**32,312**	**40,214**	**48,905**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**Nil**	**Nil**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**Nil**	**Nil**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,325	1,938
7.2	Payments to suppliers and employees	(10,943)	(11,293)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	744	470
7.6	Interest and other costs of finance paid	(151)	(241)
7.7	Income taxes paid	-	-
7.8	Other – Government grants	176	541
7.9	**Net operating cash flows**	**(7,849)**	**(8,585)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(1,004)	(1,456)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	(33)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other		
	Employee loans	(188)	-
	Escrow monies drawn/(placed on) fixed deposit	(217)	3,506
	Payments to release from put option	-	(3,362)
7.17	**Net investing cash flows**	**(1,409)**	**(1,345)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	25	32,529
	Fees paid in relation to issue of securities		(1,148)
7.19	Proceeds from borrowings	-	5,300
7.20	Repayment of borrowings	-	(6,000)
7.21	Dividends paid	-	-
7.22	Other – Repayment of lease liability	(13)	(17)

+ See chapter 19 for defined terms.

7.23	**Net financing cash flows**	**12**	**30,664**
7.24	**Net increase (decrease) in cash held**	**(9,246)**	**20,734**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	27,219	12,261
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	17,973	32,995

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	552	16,564
8.2	Deposits at call	3,434	8,184
8.3	Bank overdraft	-	-
8.4	Other – Bills of exchange	13,987	8,247
8.5	**Total cash at end of period** *(item 7.27)*	**17,973**	**32,995**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(247%)	(269%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(24.5%)	(16.6%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic (losses) per share (16.51) cents
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share : 47,848,593

Diluted (losses) per share (16.51) cents
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share : 47,848,593

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$0.68	$1.04

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Nil
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	Nil	Nil	Nil
15.7	Previous year	Nil	Nil	Nil

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	-	-
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**Nil**	**Nil**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	Nil	Nil

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests				
17.4 Total	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	Nil			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	***Refer attachment 1***			
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	***Refer attachment 2***		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*	Nil			
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*	Nil	
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer attachment 3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to comments in the directors' report.

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer to comments in the directors' report.

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Gradipore does not expect to begin paying dividends during the next financial year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: .....25.02.03.......................
(Director/~~Company Secretary~~)

Print name: ....Jeremy G Davis..

+ See chapter 19 for defined terms.

Attachment 1

GRADIPORE LIMITED
HALF YEARLY REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

ITEM 18.4 – CHANGES IN ORDINARY SHARES CURRENT PERIOD

	DESCRIPTION	# SHARES
OPENING 01.07.02	Ordinary shares	47,848,593
CONVERTED:	Nil	-
ISSUED:	Nil	-
TOTAL ORDINARY SHARES AT 31 DECEMBER 2002		47,848,593

+ See chapter 19 for defined terms.

Attachment 2

GRADIPORE LIMITED
HALF YEARLY REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

ITEM 18.7 - OPTIONS

	01.07.02 Balance	Additions	Transfers	Exercised	Lapsed	31.12.02 Balance
(a) Listed Options						
Nil						
(b) Unlisted Options						
By the payment of $5.00 at any time prior to 31 December 2004	3,200,000	-	-	-	-	3,200,000
By the payment of $4.00 at any time prior to 31 December 2004	1,000,000	-	-	-	-	1,000,000
By the payment of $5.00 at any time prior to 31 December 2004	1,281,500	-	-	-	-	1,281,500
By the payment of $6.00 at any time prior to 31 December 2004	140,000	-	-	-	-	140,000
By the payment of $2.80 at any time prior to 30 November 2004	375,000	-	-	-	-	375,000
Total Unlisted Options	**5,996,500**	-	-	-	-	**5,996,500**

+ See chapter 19 for defined terms.

Attachment 3

GRADIPORE LIMITED
HALF YEARLY REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

SEGMENT REPORTING

(a) Business segments

The consolidated entity is organised on a global basis into the following divisions by product and service type.

Life Science Separations
This division's focus is on the sale of laboratory scale Gradiflow instruments and electrophoresis gels.

Diagnostics
This division markets test kits to medical diagnostic laboratories for use in aiding medical diagnosis, principally in relation to blood disorders (haemostasis).

Commercial Separations
This division's focus is on seeking to realise the commercial potential of the company's main asset, the Gradiflow technology.

Research & development
This division's role is to expand the market potential of the Gradiflow technology by looking for new applications and extending the capabilities of the Gradiflow platform.

Other
Includes manufacturing, administrative and support functions for the above divisions.

2002	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	365	1,261	823	-	-	2,449
Other revenues from operating activities	-	-	-	-	750	750
Total segment revenue	365	1,261	823	-	750	3,199
Profit/(Loss) from ordinary activities after income tax expense	(1,184)	850	(155)	(2,842)	(4,571)	(7,902)
Segment assets	2,193	833	1,409	6,873	1,223	12,531
Unallocated assets	-	-	-	-	-	32,670
Total assets	2,193	833	1,409	6,873	1,223	45,201
Segment liabilities	-	-	-	5,840	21	5,861
Unallocated liabilities	-	-	-	-	-	7,028
Total liabilities	-	-	-	5,840	21	12,889

+ See chapter 19 for defined terms.

2001	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	247	1,412	288	-	-	1,947
Other revenues from operating activities	-	-	541	-	518	1,059
Total segment revenue	247	1,412	829	-	518	3,006
Profit/(Loss) from ordinary activities after income tax expense	(860)	705	(595)	(3,477)	(3,868)	(8,095)
Segment assets	1,396	862	1,564	6,033	799	10,654
Unallocated assets	-	-	-	-	-	50,366
Total assets	1,396	862	1,564	6,033	799	61,020
Segment liabilities	-	-	-	5,429	49	5,478
Unallocated liabilities	-	-	-	-	-	6,637
Total liabilities	-	-	-	5,429	49	12,115

(b) Geographical segments

Although the consolidated entity's divisions are managed on a global basis they operate in the following geographical areas being Australia, USA and Europe.

	Segment revenues from sale of goods		Segment assets	
	2002 $000	2001 $000	2002 $000	2001 $000
Australia	244	208	44,471	60,389
USA/Europe	2,205	1,739	730	631
	2,449	1,947	45,201	61,020

(c) Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 (of the most recent annual report) and the revised segment reporting accounting standard, AASB 1005 Segment Reporting, which has been applied for the first time in the year ended 30 June 2002. The business segments identified in the primary reporting disclosures and the geographical segments are not materially different to the industry and geographical segments identified in previous years. The comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenue, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables, inventory, plant & equipment and restricted deposits. Segment liabilities consist primarily of R&D syndications and lease liabilities.

+ See chapter 19 for defined terms.

GRADIPORE LIMITED AND CONTROLLED ENTITIES
ABN 79 001 001 145
DIRECTORS' REPORT

Your directors' present their report on the consolidated entity consisting of accounts of Gradipore Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2002.

Directors

The following persons were directors of Gradipore Limited during the whole of the half-year and up to the date of this report:

R Lieb
HP Manusu
JP Manusu
L Webb

J Davis was appointed a director on 20 September 2002 and continues in office at the date of this report.
J Eady was appointed a director on 13 December 2002 and continues in office at the date of this report.

R Block was a director from the beginning of the half-year until his resignation on 31 October 2002.
M Cashmore was a director from the beginning of the half-year until his resignation on 31 October 2002.
T Wawn was a director from the beginning of the half-year until his resignation on 23 August 2002.

Review of Operations

The consolidated results of the economic entity for the half-year ended 31 December 2002 were as follows:

	31 December 2002	31 December 2001
	$'000	$'000
Loss from ordinary activities before income tax	(7,902)	(8,095)
Income tax attributable to the operating loss	-	-
Loss from ordinary activities after income tax	(7,902)	(8,095)

Life Science Separations:

The launch of Gradipore's new and complete range of electrophoresis gels, originally scheduled for the second quarter, was delayed by approximately 8 weeks due to necessary steps to assure product quality. The complete range is now on the market, the products are being well received by customers and sales are now responding. We are confident that second half performance will show sharp improvement.

The BF400 Gradiflow separation instrument for research applications moved from the beta testing phase to marketing launch in January 2003. This is an important development and will contribute to revenue growth in the current half.

Diagnostics:

The Diagnostics Business Unit had experienced a slow second quarter sales due to delays in receiving several expected large orders. This situation has resolved itself in the current quarter, with record sales achieved in January. As a result, sales in this Business Unit are now tracking ahead of budget.

+ See chapter 19 for defined terms.

Commercial Separations:

The Commercial Separations Business unit forecasted several agreements to be signed and partially billed in the first half. Delayed signings, often the result of due diligence by both parties, reduced the revenue contribution from this business. This situation will improve in the second half - as reflected in the announced agreements with Cangene, Advantek and now Serologicals.

This report is made in accordance with a resolution of the Directors.

J G Davis
Chairman

Sydney
25 February 2003

+ See chapter 19 for defined terms.

GRADIPORE LIMITED
ABN 79 001 001 145
DIRECTORS' DECLARATION

The directors declare that the financial statements and notes as set out in pages 1 to 22 of the Appendix 4B (including attachments) and the Directors' Report attached thereto:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cashflows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that Gradipore Limited will be able to pay its debts as and when they become payable.

This declaration is made in accordance with a resolution of the directors.

J G Davis
Chairman

Sydney
25 February 2003

+ See chapter 19 for defined terms.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Gradipore Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined below, is not presented in accordance with :

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the Gradipore Limited Group (defined below) as at 31 December 2002 and of its performance for the half-year ended on that date

- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001and ASX Listing Rules relating to half yearly financial reports.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31December 2002 is the responsibility of the directors of Gradipore Limited. It includes the financial statements for the Gradipore Limited Group (the Group), which incorporates Gradipore Limited (the Company) and the entities it controlled during the half-year ended 31 December 2002.

The financial report comprises the half yearly report in the form of pages 1 to 17 of the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration thereon for the half year ended 31 December 2002, excluding the material factors affecting the revenues and expenses of the consolidated entity for the current period (page 15)

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001 and the ASX Listing Rules relating to half yearly financial

reports, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

Andrew Sneddon
Partner

Sydney
25 February 2003

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

GRADIPORE LTD

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	~~Half year~~/financial year ended ('current period')
79 001 001 145		X	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	35.4 %	to	5,432
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up/~~down~~	51.6 %	to	(18,507)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	51.6 %	to	(18,507)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	5,432	8,404
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(23,575)	(20,133)
1.3	Borrowing costs	(364)	(478)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(18,507)**	**(12,207)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(18,507)**	**(12,207)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(18,507)**	**(12,207)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(18,507)**	**(12,207)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(18,507)	(12,207)

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	(45.8) cents	(38.1) cents
1.19	Diluted EPS	(36.1) cents	(22.8) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(18,507)	(12,207)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(18,507)**	**(12,207)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	3,339	3,138
1.24	Interest revenue	1,349	1,841
1.25	Other relevant revenue:		
	Government grants	744	1,486
	Proceeds on sale of land & buildings	-	1,745
	Other	-	194
1.26	Details of relevant expenses:		
	Cost of sales	1,406	1,317
	Marketing	5,511	3,589
	Administration (exc depn and amt)	7,726	8,387
	Research & Development	7,560	5,877
	Borrowing	364	478
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	1,372	963
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(31,553)	(19,629)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(18,507)	(12,207)
1.32	Net transfers from (to) reserves *(details if material)*	-	283

+ See chapter 19 for defined terms.

1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(50,060)**	**(31,553)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	Nil	Nil	Nil	Nil
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**Nil**	**Nil**	**Nil**	**Nil**

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(8,095)	(4,327)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(10,412)	(7,880)

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	27,219	12,261	32,995
4.2	Receivables	1,429	1,784	5,873
4.3	Investments	-	-	-
4.4	Inventories	733	585	656
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	-	-	-
4.7	**Total current assets**	**29,381**	**14,630**	**39,524**
	Non-current assets			
4.8	Receivables	1,108	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	16,768	14,637	15,442
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	-	-	-
4.17	Other: R&D Syndicate	5,623	8,536	5,429
	Restricted Deposit	625	1,025	625
4.18	**Total non-current assets**	**24,124**	**24,198**	**21,496**
4.19	**Total assets**	**53,505**	**38,828**	**61,020**
	Current liabilities			
4.20	Payables	1,695	1,293	900
4.21	Interest bearing liabilities	26	733	49
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	512	421	371
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**2,233**	**2,447**	**1,320**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	5,309	5,333	5,300
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	126	67	66
4.30	Other: Put Option R&D Syn Dep	5,623	8,537	5,429
4.31	**Total non-current liabilities**	**11,058**	**13,937**	**10,795**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**13,291**	**16,384**	**12,115**
4.33	Net assets	**40,214**	**22,444**	**48,905**

	Equity			
4.34	Capital/contributed equity	90,274	53,997	88,553
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(50,060)	(31,553)	(39,648)
4.37	**Equity attributable to members of the parent entity**	**40,214**	**22,444**	**48,905**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**40,214**	**22,444**	**48,905**

4.40	Preference capital included as part of 4.37	**Nil**	**Nil**	**Nil**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**Nil**	**Nil**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**Nil**	**Nil**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	3,611	2,644
7.2	Payments to suppliers and employees	(21,131)	(16,389)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1,322	1,853
7.6	Interest and other costs of finance paid	(371)	(478)
7.7	Income taxes paid	-	-
7.8	Other – Government Grants	1,117	1,059
7.9	**Net operating cash flows**	**(15,452)**	**(11,311)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(3,550)	(4,776)
7.11	Proceeds from sale of property, plant and equipment	-	1,745
7.12	Payment for purchases of equity investments	(33)	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities		-
7.16	Other:		
	Director/Employee loans	(480)	-
	Escrow monies drawn/(placed on) fixed deposit	(47)	(561)
7.17	**Net investing cash flows**	**(4,110)**	**(3,592)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	35,251	4,742
7.19	Proceeds from borrowings	5,300	-
7.20	Repayment of borrowings	(6,000)	-
7.21	Dividends paid	-	-
7.22	Other: Repayment of lease liability	(31)	(82)
7.23	**Net financing cash flows**	**34,520**	**4,660**

+ See chapter 19 for defined terms.

7.24	**Net increase (decrease) in cash held**	**14,958**	**(10,243)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	12,261	22,504
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	27,219	12,261

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Transactions resulting from employee loans provided by the Company for the purpose of converting unlisted options have been excluded from the above as no "cashflow" occurred.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	582	1,132
8.2 Deposits at call	5,572	3,165
8.3 Bank overdraft	-	-
8.4 Other – Bills of exchange	21,065	7,964
8.5 Total cash at end of period *(item 7.27)*	**27,219**	**12,261**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(340.7%)	(145.3%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(46.0%)	(54.4%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic (losses) per share (45.8) cents
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share : 40,450,164

Diluted (losses) per share (36.1) cents
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share : 51,335,180

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$0.84	$0.69

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Nil
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	Nil	Nil	Nil
15.5	Previous year	Nil	Nil	Nil
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	Nil	Nil	Nil
15.7	Previous year	Nil	Nil	Nil

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	Nil	Nil
15.9	Preference +securities	Nil	Nil

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	-	-
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**Nil**	**Nil**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	Nil	Nil

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests				
17.4 Total	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	Nil			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	***Refer attachment 1***			
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	***Refer attachment 2***		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*	Nil			
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*	Nil	
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer attachment 3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Nil

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

No significant events have occurred.

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Gradipore Ltd does not expect to begin paying dividends during the next financial year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Auditorium, Australian Stock Exchange
Date	Thursday October 31, 2002
Time	10 am
Approximate date the +annual report will be available	Friday September 27, 2002

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
√	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: .....12.09.02......................
(Director/~~Company Secretary~~)

Print name: ....JOHN MANUSU..

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

\+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Attachment 1

GRADIPORE LTD
PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED 30 JUNE 2002

ITEM 18.4 – CHANGES IN ORDINARY SHARES CURRENT PERIOD

	DESCRIPTION	# SHARES
OPENING 01.07.01	Ordinary shares	32,516,443
CONVERTED:		
	Listed option @ $2.50	8,657,796
	Unlisted options @ $1.50	82,300
	Unlisted options @ $2.50	848,100
ISSUED:		
	Share purchase plan @ $2.25	1,487,946
	Share purchase plan @ $2.09	767,550
	Private placement @ $2.50	3,438,458
	Share issue in lieu of services	50,000
TOTAL ORDINARY SHARES AT 30 JUNE 2002		47,848,593

+ See chapter 19 for defined terms.

Attachment 2

GRADIPORE LTD
PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED 30 JUNE 2002

ITEM 18.7 - OPTIONS

	01.07.01 Balance	Additions	Transfers	Exercised	Lapsed	30.06.02 Balance
(a) Listed Options						
By the payment of $2.50 at any time prior to 31 December 2001	9,190,368	-	-	8,657,796	532,572	-
Total Listed Options	**9,190,368**	**-**	**-**	**8,657,796**	**532,572**	**-**
(b) Unlisted Options						
By the payment of $1.50 at any time prior to 30 June 2002	174,367	-	-	82,300	92,067	-
By the payment of $2.50 at any time prior to 31 December 2001	1,195,930	-	-	848,100	347,830	-
By the payment of $5.00 at any time prior to 31 December 2004	3,440,000	-	(240,000)	-	-	3,200,000
By the payment of $4.00 at any time prior to 31 December 2004	1,000,000	-	-	-	-	1,000,000
By the payment of $5.00 at any time prior to 31 December 2004	977,500	73,500	240,000	-	9,500	1,281,500
By the payment of $6.00 at any time prior to 31 December 2004	110,000	30,000	-	-	-	140,000
By the payment of $2.80 at any time prior to 30 November 2004	-	375,000	-	-	-	375,000
Total Unlisted Options	**6,897,797**	**478,500**	**-**	**930,400**	**449,397**	**5,996,500**

+ See chapter 19 for defined terms.

Attachment 3

GRADIPORE LTD
PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED 30 JUNE 2002

SEGMENT REPORTING

(a) Business segments

The consolidated entity is organised on a global basis into the following divisions by product and service type.

Life Science Separations
This division's focus is on the sale of laboratory scale Gradiflow instruments and electrophoresis gels.

Diagnostics
This division markets test kits to medical diagnostic laboratories for use in aiding medical diagnosis, principally in relation to blood disorders (haemostasis).

Commercial Separations
This division's focus is on seeking to realise the commercial potential of the company's main asset, the Gradiflow technology.

Research & development
This division's role is to expand the market potential of the Gradiflow technology by looking for new applications and extending the capabilities of the Gradiflow platform.

Other
Includes manufacturing, administrative and support functions for the above divisions.

2002	Life Science Separations **$000**	Diagnostics **$000**	Commercial Separations **$000**	Research & development **$000**	Other **$000**	Consolidated **$000**
Revenues from sale of goods	606	2,535	198	-	-	3,339
Other revenues from operating activities	-	-	744	-	1,349	2,093
Total segment revenue	606	2,535	942	-	1,349	5,432
Profit/(Loss) from ordinary activities after income tax expense	(2,829)	1,537	(772)	(7,560)	(8,883)	(18,507)
Segment assets	1,779	875	1,409	6,810	670	11,543
Unallocated assets	-	-	-	-	-	41,962
Total assets	-	-	-	-	-	53,505
Segment liabilities	-	-	-	5,623	35	5,658
Unallocated liabilities	-	-	-	-	-	7,633
Total liabilities	-	-	-	5,623	35	13,291

+ See chapter 19 for defined terms.

2001	Life Science Separations **$000**	Diagnostics **$000**	Commercial Separations **$000**	Research & development **$000**	Other **$000**	Consolidated **$000**
Revenues from sale of goods	458	2,082	598	-	-	3,138
Other revenues from operating activities	-	-	1,486	-	3,780	5,266
Total segment revenue	458	2,082	2,084	-	3,780	8,404
Profit/(Loss) from ordinary activities after income tax expense	(2,200)	721	(121)	(5,877)	(4,730)	(12,207)
Segment assets	1,125	554	891	9,288	424	12,282
Unallocated assets	-	-	-	-	-	26,546
Total assets	1,125	554	891	9,288	424	38,828
Segment liabilities	-	-	-	8,537	66	8,603
Unallocated liabilities	-	-	-	-	-	7,781
Total liabilities	-	-	-	8,537	66	16,384

(b) Geographical segments

Although the consolidated entity's divisions are managed on a global basis they operate in the following geographical areas being Australia, USA and Europe.

	Segment revenues from sale of goods		Segment assets	
	2002 $000	2001 $000	2002 $000	2001 $000
Australia	557	508	52,557	38,713
USA/Europe	2,782	2,630	948	115
	3,339	3,138	53,505	38,828

(c) Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 Segment Reporting, which has been applied for the first time in the year ended 30 June 2002. The business segments identified in the primary reporting disclosures and the geographical segments are not materially different to the industry and geographical segments identified in previous years. The comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenue, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables, inventory, plant & equipment and restricted deposits. Segment liabilities consist primarily of R&D syndications and lease liabilities.

+ See chapter 19 for defined terms.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

GRADIPORE LTD

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year ended~~ ('current period')
79 001 001 145	√		31 DECEMBER 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	4.3%	to	3,006
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/~~down~~	87.1%	to	(8,095)
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	up/~~down~~	87.1%	to	(8,095)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	87.1%	to	(8,095)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil¢	Nil¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	Not Applicable

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Statement of Financial Performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	3,006	2,881
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(10,799)	(6,958)
1.3	Borrowing costs	(302)	(250)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(8,095)**	**(4,327)**
1.6	Income tax on ordinary activities *(see note 4)*		
1.7	**Profit (loss) from ordinary activities after tax**	**(8,095)**	**(4,327)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**(8,095)**	**(4,327)**
1.10	Net profit (loss) attributable to outside +equity interests		
1.11	**Net profit (loss) for the period attributable to members**	**(8,095)**	**(4,327)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(31,553)	(19,629)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(8,095)	(4,327)
1.14	Net transfers to and from reserves		
1.15	Net effect of changes in accounting policies		
1.16	Dividends and other equity distributions paid or payable		

+ See chapter 19 for defined terms.

1.17	**Retained profits (accumulated losses) at end of financial period**	**(39,648)**	**(23,956)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(8,095)	(4,327)
1.19	Less (plus) outside +equity interests		
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(8,095)	(4,327)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(8,095)	(4,327)
1.22	Less (plus) outside +equity interests		
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(8,095)	**(4,327)**

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	(23.99) cents	(13.56) cents
	(b) Diluted EPS (if materially different from (a))	(16.35) cents	(7.78) cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	33,749,489	31,914,687

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from sale of goods	1,659	947
	Other Revenue	1,347	1,934
	Total Revenue	3,006	2,881
	Expenses from Ordinary activities		
	Cost of Sales	994	690
	Marketing	1,055	647
	Research & Development and Administration	8,750	5,621
	Total Expenses	10,799	6,958

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Consolidated Statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	32,995	12,261	19,335
4.2	Receivables	5,873	1,784	1,535
4.3	Investments			
4.4	Inventories	656	585	322
4.5	Other (provide details if material)			
4.6	**Total current assets**	**39,524**	**14,630**	**21,192**
	Non-current assets			
4.7	Receivables			
4.8	Investments (equity accounted)			
4.9	Other investments			
4.10	Inventories			
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)			
4.12	Development properties (+mining entities)			
4.13	Other property, plant and equipment (net)	15,442	14,637	14,311
4.14	Intangibles (net)			
4.15	Other –R&D Syndicate	5,429	8,536	8,251
	-Restricted Deposit	625	1,025	1,025
4.16	**Total non-current assets**	**21,496**	**24,198**	**23,587**
4.17	**Total assets**	**61,020**	**38,828**	**44,779**
	Current liabilities			
4.18	Payables	900	1,293	301
4.19	Interest bearing liabilities	27	733	23
4.20	Provisions	371	421	282

+ See chapter 19 for defined terms.

4.21	Other – Deferred Revenue	-	-	143
4.22	**Total current liabilities**	**1,298**	**2,447**	**749**
	Non-current liabilities			
4.23	Payables			
4.24	Interest bearing liabilities	5,322	5,333	6,015
4.25	Provisions	66	67	58
4.26	Other – Put Option R&D Syndicate	5,429	8,537	8,251
4.27	**Total non-current liabilities**	**10,817**	**13,937**	**14,324**
4.28	**Total liabilities**	**12,115**	**16,384**	**15,073**
4.29	**Net assets**	**48,905**	**24,444**	**29,706**

Consolidated statement of financial position continued

	Equity			
4.30	Capital/contributed equity	88,553	53,997	53,379
4.31	Reserves			283
4.32	Retained profits (accumulated losses)	(39,648)	(31,553)	(23,956)
4.33	**Equity attributable to members of the parent entity**	**48,905**	**24,444**	**29,706**
4.34	Outside +equity interests in controlled entities			
4.35	**Total equity**	**48,905**	**24,444**	**29,706**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,938	533
7.2	Payments to suppliers and employees	(11,293)	(6,337)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received	470	817
7.6	Interest and other costs of finance paid	(241)	(250)
7.7	Income taxes paid		
7.8	Other – Start Grant Funding	541	518
7.9	**Net operating cash flows**	**(8,585)**	**(4,719)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(1,456)	(3,810)
7.11	Proceeds from sale of property, plant and equipment		1,740
7.12	Payment for purchases of equity investments	(33)	

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other – Escrow monies (placed on) fixed deposit	(880)	(274)
	Other - Escrow monies drawn from fixed deposit	4,386	-
	Other – Payments to release from put option	(3,362)	-
7.17	**Net investing cash flows**	**(1,345)**	**(2,344)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	32,529	4,001
	Fees paid in relation to issue of securities	(1,148)	-
7.19	Proceeds from borrowings	5,300	-
7.20	Repayment of borrowings	(6,000)	-
7.21	Dividends paid		
7.22	Other (provide details if material)	(17)	(107)
7.23	**Net financing cash flows**	**30,664**	**3,894**
7.24	**Net increase (decrease) in cash held**	20,734	**(3,169)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	12,261	22,504
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	32,995	19,335

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	16,564	3,343
8.2 Deposits at call	16,431	15,992
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*	**32,995**	**19,335**

+ See chapter 19 for defined terms.

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(269%)	(150%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(16.6%)	(14.6%)

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$1.04	$0.92

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	519	945
12.2	Interest revenue included in item 12.1 but not yet received (if material)	49	128
12.3	Interest costs excluded from borrowing costs, capitalised in asset values		
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)		
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	651	363
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Refer attachment 1

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	Nil¢	Nil ¢	Nil¢
15.5	Previous year	Nil¢	Nil ¢	Nil¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	Nil¢	Nil¢	Nil¢
15.7	Previous year	Nil¢	Nil¢	Nil¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	Nil ¢	Nil ¢
15.9	Preference +securities	Nil ¢	Nil ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	Nil	Nil
15.11	Preference +securities	Nil	Nil
15.12	Other equity instruments	Nil	Nil
15.13	**Total**	Nil	Nil

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 **Equity accounted associates and joint venture entities**	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	46,949,757	46,949,757		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	Refer attachment 2			
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	Refer attachment 3		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

18.12	**Unsecured notes** *(totals only)*		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to comments in directors' report.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

No significant events have occurred.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Gradipore does not expect to begin paying dividends during the next financial year.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: .../03/2002........................
(Director/~~Company Secretary~~)

Print name: TIM WAWN...

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

+ See chapter 19 for defined terms.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

Attachment 1

HALF YEARLY REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2001

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

The economic entity is based in Australia and is involved in the research, development, manufacturing and marketing of electrophoretic and haematology products for Australian and overseas markets.

	Electrophoresis		Diagnostics		Other		Consolidated	
	2001	2000	2001	2000	2001	2000	2001	2000
	$000	$000	$000	$000	$000	$000	$000	$000
Industry segments								
Operating revenue:								
Sales to customers outside the consolidated entity	247	94	1,412	853	288	288	1,947	1235
Unallocated revenue	-	-	-	-	1,059	1646	1,059	1646
	247	94	1,412	853	1,347	1,934	3,006	2,881

Due to the current small size of its operations, the company is unable to report breakdown of its results or assets by industry segment.

	Australia		Overseas		Consolidated	
	2001	2000	2001	2000	2001	2000
Geographical segments						
Operating revenue:						
Sales to customers outside the consolidated entity	314	217	1,633	1018	1,947	1235
Unallocated revenue	1,059	1646	-	-	1,059	1646
	1,373	1863	1,633	1018	3,006	2,881

Due to the current small size of its operations, the company is unable to report the breakdown of its results or assets by geographical segment.

T Wawn
Director
13 March 2002

+ See chapter 19 for defined terms.

Attachment 2

GRADIPORE LTD
HALF YEAR REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2001

ITEM 18.4 - CHANGES IN ORDINARY SHARES CURRENT PERIOD

	DESCRIPTION	# SHARES
OPENING 01/07/01	Ordinary shares	32,516,443
CONVERTED:		
	Listed options @ $2.50 exercised	8,651,910
	Unlisted options @$1.50 exercised	6,900
	Unlisted options @$2.50 exercised	848,100
ISSUED:	Ordinary shares issued	
	Private Placement @ $2.50	2,900,000
	Private Placement @$2.50	538,458
	Share purchase plan @$2.25	1,487,946
		14,433,314
TOTAL ORD AT 31 DECEMBER 2001		46,949,757

T Wawn
Director
13 March 2002

Attachment 3

GRADIPORE LTD
HALF YEAR REPORT

ITEM 18.7 – OPTIONS

	01/07/01 Balance	Additions	Exercised	Lapsed	Balance
by the payment of $2.50 at any time prior to 31 December 2001	9,190,368	-	8,651,910	538,458	-
Total Listed Options	9,190,368	-	8,651,910	538,458	-

b. Unlisted Options	01/07/01 Balance	Additions	Exercised	Lapsed	Balance
by the payment of $1.50 at any time prior to 30 June 2002	174,367	-	6,900	28,000	139,467
by the payment of $2.50 at any time prior to 31 December 2001	1,195,930	-	848,100	347,830	-
by the payment of $4.00 at any time prior to 31 December 2004	1,000,000	-	-	-	1,000,000
by the payment of $5.00 at any time prior to 31 December 2004	4,417,500	73,500	-	5,000	4,486,000
by the payment of $6.00 at any time prior to 31 December 2004	110,000	-	-	-	110,000
Total Unlisted Options	6,897,797	73,500	855,000	380,830	5,735,467

T Wawn
Director
13 March 2002

GRADIPORE LIMITED AND CONTROLLED ENTITIES
ACN 001 001 145
DIRECTORS' REPORT

Your directors' present their report on the consolidated accounts of Gradipore Ltd for the half-year ended 31 December 2001.

Directors

The following persons were directors of Gradipore Ltd during the whole of the half-year and up to the date of this report:

R Block
M Cashmore
R Lieb
HP Manusu
JP Manusu
TK Wawn

L Webb was appointed a director on 26 September 2001 and continues in office at the date of this report.

Review Of Operations

The consolidated results of the economic entity for the half-year ended 31 December 2001 were as follows:

	31 December 2001	31 December 2000
	$000	$000
Loss from ordinary activities before income tax	(8,095)	(4,327)
Income tax attributable to the operating loss	-	-
Loss from ordinary activities after income tax	(8,095)	(4,327)

Sales revenue from the sale of goods increased 75.% in the 6 months ending 31 December 2001 as Gradipore Ltd continued to invest heavily in the research, development and intellectual property protection of its Gradiflow technology, together with the global expansion of its business.

Sales for the 6 months were $1.95 million compared with $.95 million for the previous corresponding period. This increase was attributable to the continued growing demand for Gradipore's Diagnostic and Gel products. Other revenue for the 6 months ended 31 December 2001 were $1.3 million, a decrease of 30.3% from the previous corresponding period.

The increased loss for the period reflects Gradipore's ongoing commitment to its long term objective of becoming a leading global biological separations company. Gradipore continued to invest very heavily in the development and commercialisation of its core technology, Gradiflow, ahead of the revenue streams that will flow from this investment.

Expenditure patterns for the period reflect the two-pronged strategy which has been adopted to achieve Gradipore's long term objective.

+ See chapter 19 for defined terms.

Creating Gradiflow as a Separation Standard

The first element of the strategy is aimed at establishing Gradiflow technology as a standard separation process across a wide variety of industries and applications. This will return substantial revenue streams back to Gradipore in the form of instrument sales, consumable sales and also royalty fees from licencing the base Gradiflow technology to other instrument companies.

In pursuing this element of the strategy, during the period, Gradipore continued to invest heavily in the product development of its research scale Gradiflow instrument, the BF 400. This instrument is on track to be launched in the latter part of calendar 2002 and will be the first of a series of instruments which will establish Gradiflow technology as a standard separation process within biological research laboratories. This market is currently estimated to be worth US$1.4 billion, growing to US$2.2 billion by 2006. Gradipore's objective is to capture 30% of this market over the next 10 year period.

Effective, broad-based distribution will clearly play a critical role in reaching this 30% market share. While Gradipore has held, and continues to hold, serious discussions with potential distribution partners for the BF400 instrument, the intention at this stage is to follow the same approach successfully adopted with its Diagnostic and Gel products: initially penetrate the target market using Gradipore's own distribution capabilities and then use this to attract partners with broader distribution capabilities.

In anticipation of the launch of the BF 400, during the period beta versions of the instrument were placed at several high profile facilities around the world including the National Institutes of Health (NIH) in the United States. Working with groups such as the NIH which have the ability to influence the purchase behaviour of other researchers, is an important aspect of our market entry strategy.

Application Development

The second element of the Gradiflow strategy is develop specific applications of the technology which are then licenced or sold to customers in designated markets.

During the period, Gradipore continued to make significant investments in the research, development and intellectual property protection of targeted applications which appear to offer lucrative returns.

In November, 2001 Gradipore announced a research collaboration with the Scottish National Blood Transfusion Service (SNBTS) in the area of infectious prions. Infectious prions are believed to be the agents which cause so-called "Mad-Cows Disease" in cattle and variant Creutzfeldt-Jacob Disease (vCJD) in humans. While Gradipore has previously demonstrated the ability of the Gradiflow technology to remove non-infectious prion material, the SNBTS is one of the few organisations in the world working with the infectious form of prions.

The collaboration with the SNBTS has two primary objectives. Firstly, the collaboration will allow Gradipore to demonstrate that it can remove abnormal and infectious prions from biological materials such as blood. This will serve as a powerful marketing tool in applications such as blood fractionation and blood transfusions. Secondly, the collaboration will facilitate the development of a diagnostic kit for the early stage detection of prion-related diseases such as Mad Cows disease.

Initial results from the SNBTS collaboration are expected to be announced within the next 6 month period and preliminary marketing activities will begin at that time. Gradipore has the exclusive rights to market outcomes from the collaboration with SNBTS.

Exciting progress was achieved during the period in Gradipore's collaboration with Texas A&M University. This collaboration – announced in March 2001 – is concerned with the application of Gradiflow technology to the area of chiral separations. Chiral molecules form the basis for a significant and increasing number of biological drugs but are particularly difficult to purify. Using existing techniques, it typically takes between 18-24 months to arrive at a single purified chiral form. We are confident that this 18-24 month time-frame can be reduced down to one-two days using Gradiflow technology.

Initial results from the Texas A&M collaboration should be announced before 30 June 2002. Preliminary marketing activities will commence once all intellectual property issues have been addressed. Gradipore has the exclusive rights to market outcomes from the collaboration with Texas A&M.

During the period, pre-clinical trials commenced for the application of Gradiflow technology to renal dialysis. An announcement regarding the results of the pre-clinical trials is expected to be made before 30 June 2002.

During the period, substantial investments were made in other application areas and technology scale-up. A small industrial-scale Gradiflow unit, designed to Good Manufacturing Practice standards was commissioned to be built during the period and is on schedule for completion by 30 June 2002. This equipment will be used for demonstration purposes to industrial customers and also potentially for the production of selected commercial products by Gradipore.

Gradiflow Commercialisation Activities

Commercialisation activities relating to the Gradiflow technology continued to expand at a rapid pace during the period.

A significant disappointment during the period was the inability to complete commercial negotiations with Bayer AG, following a successful proof of principle project with Bayer in the first half of 2001. Commercial negotiations were put on hold following the market recall of Bayer's cholesterol drug in August 2001 and the subsequent uncertainty regarding Bayer's pharmaceutical business, including blood fractionation.

In December, 2001, Gradipore announced a collaboration with Aventis Behring to separate and purify immunoglobulins from plasma. Aventis is a global leader in the plasma protein industry and will pay Gradipore just under $1 million during the 6 month collaboration.

Since December, 2001 Bayer and Aventis have announced a non-binding agreement to merge their respective blood fractionation businesses. Given the relationships with both companies, this is viewed as a positive development for Gradipore although the process of merging the two businesses may prove disruptive in the short term.

Commercial discussions are continuing with several other companies currently operating within the blood fractionation area or looking to enter this market. Announcements relating to at least some of these discussions are expected to be made before 30 June 2002.

Commercial discussions are also being conducted with an increasing number of companies operating in markets other than blood fractionation such as monoclonal antibodies, recombinant products, vaccines, dialysis and food. Again, announcements relating to at least some of these discussions are expected to be made before 30 June 2002.

International Expansion

During the period, approximately $2 million was invested in the expansion of Gradipore's activities in the United States. Facilities in the New York area were established during the period and were officially opened in January 2002. These facilities will be used primarily for the marketing and technical support of the Gradiflow technology and Gel products. A number of Gradipore employees have relocated to the US in order to support these marketing and technical support activities.

Funding and Cash Reserves

As at 31 December, 2001 Gradipore possessed cash reserves of approximately $33 million following the exercise of listed $2.50 options which expired on 31 December. Total current assets amounted to $39.5 million compared with total current liabilities of $1.3 million.

Events Since 31 December, 2001

Since 31 December, 2001 a number of important announcements have been made by the Company. The first of these was the announcement of a collaboration with cancer vaccine developer, Biomira Inc, covering the separation and purification of certain recombinant proteins which Biomira has identified as potential drug candidates. Biomira was attracted to the Gradiflow technology due to its speed and yield advantages over existing technologies.

Under the terms of the agreement, Gradipore will be paid a contract separation fee to purify the recombinant material for analysis by Biomira and then will be responsible for providing larger quantities of material for those drug candidates moving into clinical trials. Importantly, producing material for clinical trials effectively locks the Gradiflow process into becoming the platform of choice for subsequent commercial production as the selection of any other process would entail the repeat of the clinical trials.

The agreement with Biomira is seen as a template for agreements with many other biotechnology companies interested in outsourcing their biological separation and purification requirements.

A second important announcement since 31 December, 2001 was the introduction of Gradipore's Long Life Gel range. This new product range complements the original product gel range released some 18 months ago and is seen as an important product differentiator as Gradipore begins to attack the US$350 million gel market product in earnest with its key distribution partner, VWR International.

The distribution arrangement with VWR which was announced in September, 2001 represents a fundamental plank in Gradipore's strategy of becoming a Top 2 supplier of gel products on a global basis. The impact of VWR's distribution power on gel sales will start to become apparent in the second six months of the current financial year with sales of gels expected to grow very rapidly in the financial year beginning 1 July 2002.

Outlook

Gradipore will continue to invest substantial resources in the research, development and intellectual property protection of the Gradiflow technology while at the same time expanding its business operations, globally.

Concurrently, increasing sales from our diagnostic and gel product lines, combined with the commencement of revenue streams from the Gradiflow separation technology in the form of (i) launch of the BF 400 research instrument; and (ii) commercial licencing deals for specific Gradiflow applications will result in a significant improvement in financial performance.

No dividends were paid during the period and no dividend is recommended.

This report is made in accordance with a resolution of the Directors.

T Wawn
Director

Sydney
13 March 2002

GRADIPORE LIMITED ACN 001 001 145
DIRECTORS' DECLARATION

The directors declare that the financial statements and notes as set out in pages 1 to 22 of the Appendix 4B (including attachments) and the Directors' Report attached thereto:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cashflows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that Gradipore Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

T Wawn
Director

Sydney
13 March 2002

Independent review report to the members of Gradipore Limited

Scope

We have reviewed the financial report of Gradipore Limited (the Company) for the half- year ended 31 December 2001. The financial report comprises pages 1 to 14 of the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto, excluding the following sections:

- Profit restated to exclude amortisation of goodwill (page 3)
- Amounts 'as in last half yearly report' within the consolidated statement of financial position (page 5 and 6)
- Ratio's, NTA backing and details of specific receipts/outlays, revenues/expenses (items 12.1 to 12.5) (page 9)

The Company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the half-year. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia and ASX Listing Rules relating to the half yearly financial reports, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. This review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:
 (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and
 (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules relating to half yearly financial reports.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

Andrew Sneddon

Andrew Sneddon
Partner

Sydney
14 March 2002

+ See chapter 19 for defined terms.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000.

Name of entity

GRADIPORE LTD

ACN, ARBN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
79 001 001 145		X	30 JUNE 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	121.3%	to	8,404
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	~~up~~/down	101.9%	to	(12,207)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	~~up~~/down	101.9%	to	(12,207)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	101.9%	to	(12,207)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil¢	Nil¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: Not Applicable

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	8,404	3,797
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(20,133)	(9,681)
1.3	Borrowing costs	(478)	(161)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	**(12,207)**	**(6,045)**
1.6	Income tax on ordinary activities *(see note 4)*		
1.7	**Profit (loss) from ordinary activities after tax**	**(12,207)**	**(6,045)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**(12,207)**	**(6,045)**
1.10	Net profit (loss) attributable to outside +equity interests		
1.11	**Net profit (loss) for the period attributable to members**	**(12,207)**	**(6,045)**

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.12	Retained profits (accumulated losses) at the beginning of the financial period	(19,629)	(13,584)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(12,207)	(6,045)
1.14	Net transfers to and from reserves	283	-
1.15	Net effect of changes in accounting policies		
1.16	Dividends and other equity distributions paid or payable		
1.17	**Retained profits (accumulated losses) at end of financial period**	**(31,553)**	**(19,629)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(12,207)	(6,045)
1.19	Less (plus) outside +equity interests		
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(12,207)	(6,045)

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(12,207)	(6,045)
1.22	Less (plus) outside +equity interests		
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(12,207)**	**(6,045)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from sale of goods	3,138	1,792
	Other revenue	5,266	2,005
	Total Revenue	8,404	3,797
	Expenses from operating activities		
	Cost of sales	(1,440)	(1,168)
	Marketing	(3,466)	(774)
	Administration	(9,350)	(4,735)
	Research and Development	(5,877)	(3,004)
	Total Expenses	(20,133)	(9,681)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	(4,327)	(3,016)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(7,880)	(3,029)

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	12,261	22,504	19,335
4.2	Receivables	1,784	607	1,535
4.3	Investments	-	-	-
4.4	Inventories	585	249	322
4.5	Other (provide details if material)	-	1,740	-
4.6	**Total current assets**	**14,630**	**25,100**	**21,192**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	14,637	10,864	14,311
4.14	Intangibles (net)	-	-	-
4.15	Other Restricted deposit R&D Syndicate	9,561	9,001	9,276
4.16	**Total non-current assets**	**24,198**	**19,865**	**23,587**
4.17	**Total assets**	**38,828**	**44,965**	**44,779**
	Current liabilities			
4.18	Payables	1,293	627	301
4.19	Interest bearing liabilities	733	95	23
4.20	Provisions	421	281	282
4.21	Other – Deferred Revenue	-	-	143
4.22	**Total current liabilities**	**2,447**	**1,003**	**749**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	5,333	6,053	6,015
4.25	Provisions	67	23	58
4.26	Other – Put Option R&D Syndicate deposit	8,537	7,976	8,251
4.27	**Total non-current liabilities**	**13,937**	**14,052**	**14,324**
4.28	**Total liabilities**	**16,384**	**15,055**	**15,073**
4.29	**Net assets**	**22,444**	**29,910**	**29,706**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	53,997	49,256	53,379
4.31	Reserves	-	283	283
4.32	Retained profits (accumulated losses)	(31,553)	(19,629)	(23,956)
4.33	**Equity attributable to members of the parent entity**	**22,444**	**29,910**	**29,706**
4.34	Outside +equity interests in controlled entities			
4.35	**Total equity**	**22,444**	**29,910**	**29,706**
4.36	Preference capital included as part of 4.33	-	144	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,644	2,424
7.2	Payments to suppliers and employees	(16,389)	(9,358)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received	1,853	983
7.6	Interest and other costs of finance paid	(478)	(122)
7.7	Income taxes paid		
7.8	Other - Government Start Grant Funding	1,059	979
7.9	**Net operating cash flows**	**(11,311)**	**(5,094)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(4,776)	(10,137)
7.11	Proceeds from sale of property, plant and equipment	1,745	
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other - Escrow monies drawn from/(placed on) fixed deposit	(561)	(1,552)
7.17	**Net investing cash flows**	**(3,592)**	**(11,689)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	4,742	30,169
7.19	Proceeds from borrowings	-	6,000
7.20	Repayment of borrowings	-	(1,500)
7.21	Dividends paid		
7.22	Other - Repayment of lease liability)	(82)	(47)
7.23	**Net financing cash flows**	**4,660**	**34,622**
7.24	**Net increase (decrease) in cash held**	(10,243)	**17,839**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	22,504	4,665
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	12,261	22,504

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	4,297	9,640
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other - Bills of exchange	7,964	12,864
8.5 Total cash at end of period *(item 7.27)*	**12,261**	**22,504**

Ratios

	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(145.3)%	(159.2)%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(54.4)%	(20.2)%

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(38.1) cents	(23.5) cents
(b) Diluted EPS (if materially different from (a))	(22.8) cents	(13.9) cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	32,049,286	25,574,030

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$0.69	$0.96

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	1,841	1,026
12.2	Interest revenue included in item 12.1 but not yet received (if material)	31	43
12.3	Interest costs excluded from borrowing costs, capitalised in asset values		
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)		
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	963	482
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue — Refer Attachment 1

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Not Applicable
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	Nil¢	Nil ¢	Nil ¢
15.5	Previous year	Nil ¢	Nil ¢	Nil ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	Nil ¢	Nil ¢	Nil ¢
15.7	Previous year	Nil ¢	Nil ¢	Nil ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	Nil ¢	Nil ¢
15.9	Preference +securities	Nil ¢	Nil ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

Not Applicable

The last date(s) for receipt of election notices for the +dividend or distribution plans

Not Applicable

Any other disclosures in relation to dividends (distributions)

Not Applicable

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	90	90
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 - 159,527	 - -	 - 90	 - 90
18.3	**+Ordinary securities**	32,516,443	32,516,443		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	Refer attachment 2			
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	Refer attachment 3		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer Attachment 4

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Not Applicable.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Gradipore Ltd does not expect to begin paying dividends during the next financial year.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Not Applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	Not Applicable
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not Applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Powerhouse Museum Coles Theatre 500 Harris Street Ultimo NSW Australia
Date	29th October 2001
Time	10.00am
Approximate date the +annual report will be available	28th September 2001

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
√	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 13 September 2001......................
(Director/~~Company Secretary~~)

Print name: TIM WAWN..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

+ See chapter 19 for defined terms.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

+ See chapter 19 for defined terms.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

Attachment 1 – Reports for Industry and Geographical Segments

The economic entity is based in Australia and is involved in the research, development, manufacturing and marketing of electrophoretic and haematology products for Australian and overseas markets.

	Electrophoresis		Haematology		Other		Consolidated	
	2001	2000	2001	2000	2001	2000	2001	2000
	$000	$000	$000	$000	$000	$000	$000	$000
Industry segments								
Operating revenue:								
Sales to customers outside the consolidated entity	458	128	2,082	1,592	598	72	3,138	1,792
Unallocated revenue	-	-	-	-	5,266	2,005	5,266	2,005
	458	128	2,082	1,592	5,864	2,077	8,404	3,797

Due to the current small size of its operations, the company is unable to report breakdown of its results or assets by industry segment.

	Australia		Overseas		Consolidated	
	2001	2000	2001	2000	2001	2000
	$	$	$	$	$	$
Geographical segments						
Operating revenue:						
Sales to customers outside the consolidated entity	508	512	2,630	1,280	3,138	1,792
Unallocated revenue	5,266	2,005	-	-	5,266	2,005
	5,774	2,517	2,630	1,280	8,404	3,797

Due to the current small size of its operations, the company is unable to report the breakdown of its results or assets by geographical segment.

+ See chapter 19 for defined terms.

Attachment 2 – Issued and quoted securities at the end of the current period

Item 18.4 – Changes in Ordinary securities

	Total Number	Number quoted	Issue Price	Amount Paid up per security
Opening Balance as at 1 July 2001	31,181,993	31,181,993		
Conversion of Preference Shares	159,527	159,527	$0.90	$0.90
Proceeds from Share Purchase Plan	771,182	771,182	$4.96	$4.96
Proceeds from Share Purchase Plan	98,795	98,795	$3.30	$3.30
Conversion of listed options	75,726	75,726	$0.75	$0.75
Conversion of listed options	34,650	34,650	$2.50	$2.50
Conversion of unlisted employee options	25,300	25,300	$1.50	$1.50
Conversion of unlisted employee options	169,270	169,270	$2.50	$2.50
Closing Balance as at 30 June 2001	32,516,443	32,516,443		

+ See chapter 19 for defined terms.

Attachment 3 – Issued and quoted securities at the end of the current period

Item 18.7 – Options

		01/7/00 Balance	Additions	Exercised	30/6/01 Balance
(a)	**Listed options**				
	The Parent Entity has on issue 9,190,368 (2000: 9,223,018) listed options which are exercisable as follows:				
	By the payment of $2.50 at any time up to and including 31 December 2001	9,223,018	2,000	34,650	9,190,368
		9,223,018	2,000	34,650	9,190,368
(b)	**Unlisted options**				
	The Parent Entity has on issue 6,897,797 unlisted options (2000: 5,624,867) to employees and directors. These options are exercisable as follows:				
	by the payment of $1.50 at any time prior to 30 June 2002	199,667		25,300	174,367
	by the payment of $2.50 at any time prior to 31 December 2001	1,245,200	120,000	169,270	1,195,930
	by the payment of $5.00 at any time prior to 31 December 2004	3,180,000	260,000		3,440,000
	by the payment of $4.00 at any time prior to 31 December 2004	1,000,000			1,000,000
	by the payment of $5.00 at any time prior to 31 December 2004	-	977,500		977,500
	by the payment of $6.00 at any time prior to 31 December 2004		110,000		110,000
		5,624,867	1,467,500	194,570	6,897,797

Attachment 4 – Comments by Directors

Gradipore made strong progress in the 2001 financial year towards its long-term objective of becoming a global technology leader by setting new standards of performance in biological separations.

We have expended considerable effort and made great progress toward the first licensing arrangement for Gradiflow technology during this period. We feel strongly that our significant investments in people, the broadening of our intellectual property, infrastructure and market development over the past few years will soon translate into commercial arrangements and rewards for our shareholders.

2001 Financial Year Highlights

2001 was a year of significant investment in current and future opportunities. Most notably, a research collaboration with the prestigious Texas A&M University, which was announced in March 2001, included a one-time payment of $1.2 million. The academic institution itself also made an investment of a similar amount. This arrangement is regarded by both parties as a medium to long-term research project that, upon its successful completion, will extend the Gradiflow™ base technology and provide Gradipore access to major new applications such as chiral separations, allowing - for the very first time - biological separations far superior to any currently existing technology.

Global Expansion

During this past fiscal year, further investment was made in the global expansion of Gradipore in the United States and Europe, important markets for its products and technologies.

Executive Chairman, John Manusu and his family relocated to the U.S. in August 2000, and this move has enabled Gradipore to increase its marketing activities substantially. As a result of this effort, Gradipore is involved in discussions or negotiations with more than 30 potential partners, a significant increase of some five hundred percent from the previous financial year.

Marketing, Sales and Distribution Systems

Another important achievement as part of our global expansion during the financial year was the establishment of marketing and sales and a global distribution network for our products in both the U.S. and Europe.

This global network is centered in Salt Lake City, with locations in New York and Southern Germany, providing key distribution points for Gradipore I-Gel™ line of separations products and for Gradiflow technology and consumables upon their upcoming launch in 2002. This distribution infrastructure will include first-class customer support and local inventories for just-in-time delivery to U.S. and European customers.

U.S. Directors

Reflecting our global focus, Gradipore also welcomed this year the appointment of two very experienced and well-credentialed directors, Mr. Mike Baronian and Dr. John Connolly, to the board of its U.S. subsidiary, Gradipore Inc. Bringing a combined forty years of experience in the life sciences, these appointments strengthen Gradipore's future leadership and growth.

Mike Baronian is a former Executive Vice-President of Johnson & Johnson and was CEO of the Swiss-based blood fractionation business, ZLB, between 1998 and 2000. Dr. Connolly is a former president of the New York Medical College and now serves on the boards of several companies operating in the life science area.

Personnel & IP

During the year, overall employee numbers grew by 80 per cent as Gradipore continued to expand research and development (R&D), marketing and manufacturing activities. One of our key objectives has been to ensure that we attract people of the highest possible calibre. Our initiatives in developing a unique and professional work culture have seen Gradipore emerge as a preferred biotechnology employer.

Gradipore's intellectual property (IP) is regarded as a key asset of the company and substantial resources were invested in this area during the year. Patent applications

grew by 77 per cent. We now have 45 patents granted or applied for, covering all aspects of our business operations.

Improved Earnings

We are happy to report that revenue growth during the financial year 2000 - 2001 was 75 per cent, reflecting a strong performance from the Diagnostic division and an improving contribution from gel sales. The Diagnostic division continued to grow at a much faster rate than the industry as a whole, benefiting from a focus on niche product areas such as Lupus and Factor V Leiden.

The first distribution deal for the GradiLeiden V product was signed during the year with Organon Teknika. Additional promising distribution agreements with leading international supply companies are expected to close in the coming year.

The first gel products were launched into international markets during the year. Take-up of the product has been pleasing with a high level of repeat sales and high levels of customer satisfaction with the quality of the product. Most sales during the year were generated in the US market where Gradipore has quickly achieved the status of being the number four supplier by volume.

Commercialising Gradiflow

The highlight for Gradipore's Commercial Separations division during the year was the signing of a Proof of Principle deal with Bayer Corporation and its German parent company, Bayer AG.

While the activities of the Commercial Separations division, apart from the Bayer deal, are still gaining momentum, the performance of this division was quite outstanding with breakthrough results in a number of areas such as blood fractionation, viral removal (including prions), dialysis and vaccines.

Gradipore made substantial investments during the year in exploring the scalability of the Gradiflow technology, again with outstanding results. During the period, experimental runs were carried out at capacity levels as high as 200 times the scale of the Gradiflow research instrument. A small-scale production plant is currently being

built to Good Manufacturing Practice (GMP) standards and is due to be completed by June 2002.

Public Relations

In September 2001, Gradipore enlisted the public relations firm Noonan/Russo Communications, an international communications firm providing strategic counsel to a select group of innovative biotechnology and healthcare companies. The goal of this partnership is to provide enhanced awareness of Gradipore's products and services on a global level and to establish the company's presence as a global technology leader in biological separations.

Outlook

While the majority of Gradipore's revenue currently is being generated from the sale of Diagnostic and gel products, the future wealth of the company is tied to our core separations technology, Gradiflow. The identified markets for Gradiflow now exceed $150 billion and the investments in intellectual property, people and infrastructure over the past few years have been aimed at positioning Gradipore to capture this opportunity.

A two pronged strategy has been adopted in launching Gradiflow technology into the international marketplace. The first strategic initiative has been to develop strong intellectual property positions in selected markets such as blood fractionation, viral removal, chiral separations, dialysis, vaccines, recombinants and proteomics. The second initiative has been to position Gradiflow as a standard biological research tool.

Revenue from both these strategies will begin to flow to Gradipore in coming years. Substantial fees are anticipated from licensing the Gradiflow technology in areas such as blood fractionation, viral removal and other targeted applications.

The research version of the Gradiflow technology is scheduled for international launch during 2002, and distribution arrangements for this are currently being finalised. Revenue will be generated from both the sale of instruments and associated consumables such as separation membranes.

Sales from diagnostics and gel products are expected to continue to grow with gels in particular expected to benefit from a broader distribution strategy and expanded product range.

We will continue to invest substantial resources in intellectual property and expanding our business operations globally. Concurrently, increased sales from the diagnostic and gel products combined with the commencement of revenue streams from Gradiflow will result in a significant improvement in financial performance in the 2001 - 2002 financial year.

+ See chapter 19 for defined terms.



LifeTimes

June 2004 quarterly newsletter

Welcome to the first issue of LifeTimes, the quarterly newsletter from Life Therapeutics!

LifeTimes will:

- Update you on developments over the last quarter;
- Describe how these fit within the Company's overall commercial strategy and goals;
- Provide in-depth detail on operating divisions;
- Profile key employees; and
- Provide a forum for Shareholder feedback.

Life THERAPEUTICS

Gradipore trades as Life Therapeutics

Life Therapeutics is our new trading name and heralds the evolution of Gradipore from a company focused on research and development to a commercially focused company with a respected development pipeline based on the Gradiflow technology.

The name Life Therapeutics represents what we have become, a niche therapeutic company, and how we intend to generate returns for our Shareholders by selling therapeutic products.

The name Gradipore ably represented us when we were developing the Gradiflow technology. Life Therapeutics, on the other hand, reflects the strategy we have now embarked upon. It also embraces the life saving value that therapeutic products manufactured with the Gradiflow technology will bring - to both patients and Shareholders.

We are now - very proudly - in the business of manufacturing therapeutic products which will help real people to live longer and better lives. WE MAKE A DIFFERENCE TO PEOPLE'S LIVES!!

We deliberately selected a name which would have an immediate impact and which would convey the zeal we have for what we are doing, which is building a profitable and energetic business that will, quite simply, help people to live better lives.

Many of our Shareholders have been with the Company since the beginning in 1986 and this name change represents the start of a new era, with the Company to soon become a financially positive concern. The change reinforces the Company's new focus on Commercialisation and Profitability as outlined in the 200 Day Plan.

The new signage at our head office in Frenchs Forest, Sydney



THE TRIPLE FIVE PLAN

Life Therapeutics' management team has established a clear goal for the company.

To achieve a $500 million market capitalisation, with $50 million dollars profit annually within 5 years.

We realise the Triple Five Goal is ambitious, but we believe a company needs a clear goal, and we are in firm agreement this is achievable with Life Therapeutics operating as a niche plasma therapeutic manufacturer.

MEDIA COVERAGE

Our Company's new direction has captured the attention of the media, with Channel 9's prestigious Business Sunday television show running a story on us in March.

The story, featuring an interview with Managing Director & CEO Dr Hari Nair, outlined our new strategy to become a niche therapeutic manufacturer, the search for a suitable product, the FDA approval process and the support being given by Shareholders.

The stylised "i"

Our new name is also the basis of our new logo. The red "i" represents the basis of human life - blood and the ultra purity that the Gradiflow process brings. Considered another way, the stylised "i" represents the hyper immune plasma (blood) drawn by Life Sera which in turn will be processed into Diagnostics (Life Diagnostics) or Therapeutic products (Life Therapeutics). The "i" is our symbol for Life's basis, ie. blood.

The logo has also been designed to help name and identify the Company's existing divisions and those we will add as we grow. This would have been difficult and confusing with our old name.



Life THERAPEUTICS
Life Gels
the new name for our gels division
Life Sera
the newly aquired plasma business from Serologicals Corporation
Life Bioprocess
the new name for our Commercial Separations and Gradiflow Life Science Division
Life Diagnostics
a combination of the former Serologicals Diagnostics division and the Gradipore Diagnostics division

200 DAY PLAN

DEVELOPMENTS OVER THE LAST QUARTER

Since the beginning of January 2004, we have achieved the following items on our 200 Day Plan:

- Completion of the Life Sera acquisition;
- Resolution to merge Gradipore Diagnostics with Serologicals Diagnostic businesses;
- Achieved the first manufacturing milestone for Life Gels;
- Raised $1.1m via the share purchase plan;
- Completed the 50¢ share option prospectus.

We are on track and determined to deliver on our promises!
All announcements can be found on our website at: *www.life-therap*



ston, in Atlanta, Georgia.

NEGOTIATIONS CONTINUE APACE

Life Therapeutics' senior managers are actively pursu
above those outlined in the Company's 200 Da
Company's new focus on commercialisation of
results to our Shareholders. Negotiations
Announcements will be duly made as

PROGRESS ON THE F

The search for our first th
on a detailed assessmen

- The likely time
- The total m
- The cost o
- Technical

This assessme

Discussions ssible
opportuniti tunitie
offer furthe Gradifl
technology.

NEW US

As part of th d to consol
into the one d in the clos
old Serologica k.

This will mean lo the US as
businesses will no

Life Gels

A division of Life Therapeutics



DEVELOPMENTS OVER THE LAST QUARTER

A major turnaround is underway in the Life Gels division, with manufacturing pass rates improving markedly and the identification of further cost saving opportunities.

Life Gels President Steve Lundberg says "Life Gels is now firmly on track to become profitable later this year. This is primarily because of the focus of the business on ensuring the manufacturing is put right and the huge strides we have taken in the last four months to ensure our distribution pipelines are in place and enhanced."

To this end, work carried out by Professor David Solomon, who was appointed five months ago, has seen pass rates lift to the point where they are now regularly reaching 85% and above. Amongst David Solomon's many scientific distinctions is the Australian Bicentennial Honour for Science and he is a Member of the Order of Australia.

Professor Solomon has also identified methods to significantly reduce the final cost of all Life Therapeutics' gel products. Professor Solomon's work remains on schedule to be completed by the end of October 2004 and he has achieved the first of the three milestones outlined in his contract, resulting in the payment of 66,667 share options at 50c.

The fact that Professor Solomon has exercised these options is a cause for great confidence in the future of the Life Gels division.

Life Bioprocess

A division of Life Therapeutics



SALES LIFT FOR BF400

Life Bioprocess' intense commercial focus has resulted in greater-than-anticipated sales of our BF400 Gradiflow units. Since January 2004, eight of the bench top units have been sold amid an increase in interest from research facilities internationally.

While this is still a modest figure it does represent a substantial improvement from last year when only one sale was recorded.

Dr Kailing Wang, President of the Life Bioprocess division and Chief Scientific Officer of Life Therapeutics, recently demonstrated the BF400's capabilities to researchers in Taiwan and Japan. Some 70 people attended the sessions which were a very powerful way of getting our sales message across.

At the same time we have entered into two further distribution agreements for the BF400 units. The first contract is with Japan's LMS Co. Ltd and gives that company exclusive rights to distribute the units in Japan. It has a revenue potential for Life Therapeutics of US$200,000.

The second agreement provides Prosys Technology Integration Inc. with similar exclusivity over the distribution in Taiwan. The revenue potential is US$150,000.

HEMATECH AGREEMENT

As outlined in a recent press release Life Bioprocess has also successfully completed a Proof of Principle (POP) agreement with Hematech. Further to this, Hematech has agreed to enter into a second phase pre-production agreement. This agreement covers viral and scale up aspects of the Gradiflow technology. It is anticipated it will be completed by December 2004.

ANNOUNCEMENTS IN BRIEF

Following is a list of Company announcements made since the beginning of 2004. For more information please visit our website at www.life-therapeutics.com

April 14, 2004
Pre Production Study with Hematech

April 1, 2004
Improvements in Life Gels Manufacturing Process

March 30, 2004
Gradipore changes name to Life Therapeutics

March 24, 2004
Bonus Issue of Options Record Date 2 April 2004

March 15, 2004
Gradipore Signs Two New Distribution Agreements for Gradiflow BF400

February 23, 2004
Gradipore Announces Interim Financial Results

February 23, 2004
Gradipore Announces Share Purchase Plan Details

February 16, 2004
President Appointed to Gradipore Sera Business

January 27, 2004
Gradipore and Serologicals Successfully Complete Proof-of-Principle Agreement

January 21, 2004
Gradipore Enters into Distribution Agreement with Minomic for the Gradiflow BF400

January 19, 2004
Gradipore Completes Acquisition of Serologicals' Therapeutic Plasma Business

LifeSera

A Life Therapeutics Company

DONORS – BE SOMEBODY'S HERO, FOR – LIFE!

At Life Sera, the catch phrase for our donors is "BE SOMEBODY'S HERO, FOR – LIFE!" This is exemplified by the 1,200 donors who, week in and week out, provide the source plasma which is at the core of our business. They donate at one of our 10 specialist donor centres located across the US. Life Sera only collects hyper immune plasma and each donor has gone through an exhaustive selection process including extensive testing and inoculation against a given disorder.

The plasma collected from the donors is forwarded to our facility at Clarkston, Georgia, for testing and once cleared is forwarded to a central storage facility. Shipments are then made to customers such as Aventis, ZLB, Cangene, Octapharma and other blood fractionators.

Most of our donors have been with us for a long time with some donating for more than 20 years. Many travel long distances sometimes twice a week to donate their precious plasma. While they are paid for their donation, the very fact that this is a long term commitment and the fact that each donation can take as long as three hours, including medical check ups, shows their passion for helping other people.



73 year old Pat Oswald has been an Anti-D donor since 1967 and still donates twice a week – every Tuesday and Thursday. Although she was an Rh-Negative mother, Pat has six healthy children. "One of the main reasons I have donated so long is to save those babies. I hate to think of the day I don't donate anymore."

"My daughter had to receive the Rhogam shot when she was pregnant and I am so glad that I was able to help her have a healthy child," said Doris Sidner, a long term donor. Mrs Sidner now has a lovely, hearty grandchild because the anti-D plasma she has been donating for years was used to help her own daughter through a troubled pregnancy. Like many others, Mrs Sidner became a donor after her own difficult pregnancies which saw her babies endure blood transfusions and jaundice.

Another committed donor, Mrs Bea McVey, sums up her feelings: "I feel fortunate to be able to come and help. I wanted to do this so no one else would have to go through what we went through." Mrs McVey joined our donor program after her children required multiple blood transfusions at birth, with one baby needing a complete change of blood due to the incompatible Rh (rhesus) factor.

And Mrs Delores Zepp is a proud representative of a family which has provided three generations of donors. Mrs Zepp's daughters benefited from the Rhogam treatment, and she now has 15 healthy grandchildren and seven great-grandchildren.

Our donors are very special people and we recognise them as the very important centre of our LIFE!



KEY PERSONNEL

Wolfgang Ruesseler President LIFE SERA

After two months in his new job, Dr Wolfgang Ruesseler, President of the Life Sera division, sees a very exciting future for the therapeutic plasma business.

"Firstly, the staff here are thrilled to be able to concentrate once again on what they do best. They were a small part of a large company but that's changed and they feel very good about being able to show people they are among the very best in the world," he said.

"I've also seen first hand that our donors are an absolute strength.

They are very much part of the Sera family and we are going to be doing a lot to make them even more connected and positive about what we are building."

Dr Ruesseler, a qualified chemist, joined Life Therapeutics after 17 years in a number of senior positions within the Bayer organisation in Belgium, Germany, and the U.S.

Left: Dr Wolfgang Ruesseler

SHAREHOLDER **FEEDBACK**

If you have any questions or comments arising from this edition of LifeTimes please don't hesitate to contact us on +61 2 8977 9000.

Life Diagnostics

After careful consideration it has been decided to retain Life Therapeutics' existing Diagnostic division and join it to the Bio Diagnostic business we acquired as part of the Life Sera purchase.

Consideration focused on how a Diagnostic division would fit with our new Triple Five Goal as outlined in the 200 Day Plan. For the Diagnostic division to fit properly it had to:

- Offer significant growth potential in the near term;
- Base this growth on the Gradiflow technology.

The newly acquired Bio Diagnostic business collects disease state and highly valuable plasmas for use in the diagnostic market. After consultation with the head of this business, Dan Yirga, it was clear that quick growth could be achieved if it was joined with our existing Life Diagnostics business.

However, this only satisfied the first of the criteria outlined above. It took further evaluation to identify a number of new products which could be built from the rare plasmas using the Gradiflow technology.

As a result of this analysis it has been resolved to maintain a Diagnostic business and further invest in it. Dan Yirga has been appointed to head this new combined division and the business will be run out of the US facility in Atlanta, Georgia.

A number of new initiatives are underway and further information will be made available in the next newsletter.

KEY PERSONNEL

Dan Yirga, President LIFE DIAGNOSTICS

Dan Yirga, 43, has his MBA from Keller Graduate School in Atlanta and his BS in Pre-Med Biology from the University of the District of Colombia. Dan has over 14 years experience in leading and managing bio diagnostic business units to achieve results. His experience spans from organising clinical trials to managing multiple projects and value added production.

In his new role he will utilise the knowledge base from the combined units to grow Life-Diagnostics division to a world-class business that provides quality products to the life science industry.

Dan is responsible for expanding the bio-diagnostic products to Asia, Europe and the Pacific Rim: expanding the market for the Haemostasis product line in the North America; and utilising the Gradiflow technology to commercialise the end user product lines.

"I am excited about the opportunity to work with a great team both in Sydney and Clarkston. Now I have had a chance to meet the team in Sydney and re-establish the team in Atlanta, I can only share their excitement and passion for their work and the products they manufacture."



Life THERAPEUTICS

25 May 2004

Company Secretary Appointment

Life Therapeutics wishes to advise that Rachel Freeman, Chief Human Resources Officer, has replaced Simone Lockwood as Company Secretary effective 25th May 2004. Ms Freeman has been an employee of Life Therapeutics since January 2001 and during that time has held a number of senior management positions within the company.

About Life Therapeutics
Gradipore Limited trading as Life Therapeutics (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Life Therapeutics, visit the company's corporate web site at www.life-therapeutics.com.

Inquiries -
Dr Hari Nair
Managing Director & CEO
Life Therapeutics
(02) 8977-9000

John Manusu
Executive Vice Chairman
Life Therapeutics
(02) 8977-9000

Life THERAPEUTICS

14 April 2004

Life Therapeutics and Hematech Agree to a Pre Production Study after Successful Completion of Phase One Gradiflow for Antibody Purification

Life Therapeutics today announced that it has successfully completed the first phase of its development agreement with Hematech LLC. This phase involves a feasibility study of Life Therapeutics' Gradiflow technology and its application as a manufacturing tool for Hematech products. Specifically, Hematech is evaluating the use of Gradiflow technology in the separation and purification of human polyclonal antibodies from bovine serum. These antibodies may serve as active human therapeutics and immune-protectants against a variety of infectious diseases and immune disorders.

During phase one of the agreement, Life Therapeutics' Bioprocess division in Frenchs Forest, Sydney, performed a feasibility study of the Gradiflow technology for Hematech's product development and manufacturing. The work and samples were supplied to Hematech for independent analysis at their facilities in Sioux Falls, South Dakota.

As a result of the successful completion of the first phase, both companies have agreed to extend the development agreement into phase two.

The second phase will involve examination of the viral reduction capabilities of Gradiflow, scale-up validation and further investigation of the use of Gradiflow in Hematech's purification and manufacturing processes. It is anticipated that phase two of the development agreement will take six months to complete. Hematech will continue to fund the development program.

Life Therapeutics Managing Director Dr. Hari Nair said, "We are delighted by progress to date in our development agreement with Hematech. We are confident that this work will ultimately provide further validation of the superiority of the Gradiflow technology in commercial applications such as this. The Gradiflow is proving repeatedly that it is a scaleable technology capable of high speed, high yielding separation solutions for a number of commercial applications."

Hematech CEO, James Barton said, "Finding a reliable, high-yield process for the separation and purification of our human polyclonal antibodies is an important step in the development of our manufacturing system and will ultimately affect the quality of our final product. We are encouraged by the initial results we have seen with the Gradiflow technology and look forward to continuing our development agreement with Life Therapeutics."

About the Gradiflow technology
Gradiflow is a fully scaleable membrane based electrophoretic separation process. It offers superior yield, reduced process time and simultaneous separation and prion/viral removal while preserving biomolecular integrity and function. The Gradiflow technology is covered by over 30 patents/patent applications.

About Hematech, LLC
Hematech, working with its collaborator, Kirin Brewery Company, Ltd., of Tokyo, Japan, is a pioneer in the development and production of polyclonal antibodies for therapeutic uses. The Company's patented bovine transgenic technologies will enable Hematech to rapidly produce unlimited quantities of uniform, high affinity, fully human antibodies for a wide variety of disease targets. Hematech intends to build the capacity to produce a diversified portfolio of antibody products that the company will commercialize through collaborative arrangements with multiple pharmaceutical partners.

For more information on Hematech, visit the company's website at www.hematech.com.

About Life Therapeutics
Life Therapeutics is the trading name of Gradipore Limited (ASX Code: GDP). Life Therapeutics is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Life Therapeutics, visit the company's corporate web site at www.life-therapeutics.com.

Inquiries – Life Therapeutics

Dr Hari Nair
Managing Director
Life Therapeutics
(02) 8977-9000

John Manusu
Executive Vice Chairman
Life Therapeutics
(02) 8977-9000

Life THERAPEUTICS

1 April 2004

Improvements in Life Gels Manufacturing Process

On 11 December 2003, as part of its 200 day plan, Gradipore advised that it had appointed Professor David Solomon to improve the gel manufacturing process. As noted in this announcement Professor Solomon is to be issued 200,000 share options upon the achievement of agreed milestones based on the attainment of agreed gel production pass rates.

The first of these milestones has now been achieved and Prof. Solomon has been issued with 66,667 share options.

"Resolving the gel manufacturing process is a key priority of the 200 day plan," said Dr Hari Nair, the Managing Director and CEO of Life Therapeutics. "Professor Solomon has made significant progress towards achievement of a profitable gel manufacturing process ensuring that one of the key tenets of our company's business strategy in on track and on time. The quality of the product and their performance is thus second to none."

"Professor Solomon's efforts and the concerted efforts of the Life Gels team ensures that Life Therapeutics will be able to realise the full potential of the Gels business in the near future," added John Manusu, Life Therapeutics Executive Vice-Chairman.

About Life Therapeutics
Gradipore Limited trading as Life Therapeutics (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Life Therapeutics, visit the company's corporate web site at www.life-therapeutics.com.

Inquiries -
Dr Hari Nair
Managing Director & CEO
Life Therapeutics
(02) 8977-9000

John Manusu
Executive Vice Chairman
Life Therapeutics
(02) 8977-9000

Simone Lockwood
Company Secretary
Life Therapeutics
(02) 8977-9000

30 March 2004

Gradipore changes name to Life Therapeutics

Gradipore Limited today announced that, effective immediately, the company will begin trading as Life Therapeutics.

The name change is a natural outcome of the company's new strategy and associated 200 Day Plan to become a niche therapeutic manufacturer, and was also driven by the recent purchase of their therapeutic plasma business in the United States.

The plasma business, in Atlanta, Georgia, has to be renamed to reflect the change of ownership and to comply with American regulatory policy, but as the situation was examined it became clear that this was a very appropriate time to rename the entire company.

"A key reason is that, simply put, the name Gradipore doesn't reflect what our company is now all about," Dr Hari Nair, Gradipore's Managing Director & CEO said.

"The name Gradipore comes from the company's research and development roots, but we are no longer in the business of primarily selling or licensing our technology. We are now driven to improve human life through the provision of niche therapeutic products and production solutions provided by our patented technologies," he said.

It is believed the new name Life Therapeutics will connect much more powerfully with company stakeholders... most importantly the thousands of altruistic plasma donors in the United States who form the heart of the new business and who have repeatedly shown they want to 'help someone else live a better life'.

The name change is seen as an important piece of symbolism, internally and externally.

"It effectively rules a line under everything which has gone before and says we have embarked on a new course with new goals. It reinforces in a very public way all the changes which have taken place and all the achievements we have obviously made since October 2003," said Dr Nair.

John Manusu, Gradipore's Executive Vice-Chairman said: "The change of name is a direct result of us achieving the early milestones outlined in our 200 Day Plan. Given the company's new strategy and the associated changes we believe a name change is now essential to describe the organisation we have become and the goals we have outlined."

"By combining this need with the obligatory re-naming in the US we are benefiting from economies of scale and minimising costs related to planning and implementation," he said.

Shareholder approval for the change will be sought at the next general meeting to be held later this year. Until then the company will continue to trade as Gradipore (GDP) on the Australian Stock Exchange.

Each of the company's operational divisions will be renamed as follows.

Life Sera – the new plasma collection business in Atlanta

Life Sera THERAPEUTICS

Life Gels – the former Gels Division

Life Gels THERAPEUTICS

Life Bioprocess – the former Separations Division

Life Bioprocess THERAPEUTICS

The company's existing Diagnostics Division will continue to operate under the Gradipore name to comply with regulatory requirements.

"The new logo incorporates a blood drop which reflects both the basis of our business and ties back to the basis of human life. Life Therapeutics is all about building a healthy business which uses the Gradiflow technology to manufacture existing niche therapeutic products at a lower cost and to make new therapeutics available," Mr Manusu said.

The new web address www.life-therapeutics.com is now live while the old address www.gradipore.com will remain in operation for some time to allow people to become aware of the change.

For more information:

Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Gradipore

24 March 2004

Bonus Issue of Options – Record Date 2 April 2004

Gradipore Limited today announced that following lodgement of the Prospectus with the Australian Securities & Investment Commission (ASIC), the record date for the Bonus Option Issue will be 2 April 2004.

Eligible shareholders on this date will be entitled to participate in the Bonus Option Issue at no cost. The issue will be prescribed on the basis of one (1) option for every five (5) shares held on the record date. Each bonus option is entitled to one share at an exercise price of 50 cents at any time before 5.00pm (Sydney time) on 1 September 2004

The prospectus outlines all the terms and conditions of the issue.

A copy of the prospectus, together with a personalised Holding Statement and Option Exercise Notice, will be mailed to all eligible shareholders on 8 April 2004.

This offer is exclusive to registered shareholders of Gradipore, whose registered address is in Australia, as at 7pm (Sydney time) on 2 April 2004.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

GRADIPORE LIMITED

ABN 79 001 001 145

PROSPECTUS

Bonus Issue of One Option for every Five Shares

Important Information

This Prospectus is dated 24 March 2004 and a copy of this Prospectus was lodged with ASIC on that date. None of ASIC, ASX nor their respective officers takes any responsibility for the contents of this Prospectus.

You should read this Prospectus in full as it provides information for Eligible Shareholders to decide whether to exercise their Bonus Options. In particular, you should carefully read the risk factors outlined in section 6 before exercising any Bonus Options. If you have any questions concerning the exercise of your Bonus Options, you should consult your stockbroker, accountant or financial advisor.

Bonus Options will be issued only to Eligible Shareholders in relation to Shares registered in the register of Shareholders at 7.00pm (Sydney time) on 2 April 2004 and whose registered address is in Australia.

If you wish to exercise your Bonus Options and you have any questions concerning the procedure for doing so, please contact our Company Secretary on (02) 8977 9000.

No Bonus Options will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus (i.e. 23 April 2005). This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

Some words in this Prospectus have defined meanings. The Glossary in section 8 of this Prospectus defines these words.

Key dates

Shares quoted ex-Bonus Option Issue entitlement	29 March 2004
Trading in Bonus Options on a deferred settlement basis commences	29 March 2004
Record Date to determine entitlements	7.00pm (Sydney time) on 2 April 2004
Allotment and issue of Bonus Options	7 April 2004
Despatch Date of holding statements	8 April 2004
Trading in Bonus Options on a normal settlement basis commences	13 April 2004

This timetable is indicative only. Gradipore reserves the right, subject to the Law and the Listing Rules, to amend this timetable without prior notice.

Contents

Chairman's Letter

24 March 2004

Dear Shareholder

I am writing to explain the Gradipore Bonus Option Issue and what it means to you.

To finance the strategy that your Board has outlined and which is more specifically set out in Section 1 of the Prospectus, we are issuing Bonus Options on the basis of one Bonus Option for every five shares held at the Record Date (7.00pm, Sydney time on 2 April 2004). Each Bonus Option is entitled to one Gradipore share at an exercise price of 50 cents at any time before 5.00pm (Sydney time) on 1 September 2004.

The enclosed Prospectus contains detailed information on the Bonus Option Issue. You should read this Prospectus carefully before exercising any Bonus Options.

Who is eligible to participate in the Bonus Option Issue?
Eligible shareholders are those with a registered address in Australia.

What if I don't want to exercise any Bonus Options? Can I sell my Bonus Options?
If you do not wish to exercise your Bonus Options, you simply do not submit the Exercise Notice accompanying this Prospectus. The Company will within 7 days after the date of the Prospectus apply to the ASX for official quotation of the Bonus Options. Subject to ASX granting official quotation of the Bonus Options, you may sell the Bonus Options allotted to you.

How will the Bonus Option Issue work?
Eligible shareholders will be issued, for no charge, Bonus Options at the ratio of one Bonus Option for every five shares. You will have to decide before 5.00pm (Sydney time) on 1 September 2004 whether you wish to exercise the Bonus Options given to you. If you wish to exercise the Bonus Options, you are required to remit the Exercise Notice and a cheque made payable to Gradipore Ltd for the amount of 50 cents for every Bonus Option you wish to exercise.

Can I exercise just some of my Bonus Options?
You may elect to exercise your Bonus Options in whole or in part at any time before the Expiry Date.

How much money could Gradipore raise?
Depending on the number of Bonus Options that are exercised, we could potentially raise a maximum amount of $5,414,560.50.

What will Gradipore do with the money raised?
This is outlined in some detail in Section 1 of the Prospectus.

What are my taxation implications of exercising the Bonus Options?
You should refer to your own accountant or tax consultant.

I urge you once again to read all the material in connection with the Bonus Option Issue before deciding whether to exercise any Bonus Options and if you have any questions, you should consult with your stockbroker, accountant or professional adviser.

Yours sincerely

Stephen Kwik
Chairman

1. PURPOSE OF THE BONUS OPTION ISSUE

Following the decisions made at the 2003 Annual General Meeting, the Board has adopted a forward thinking business strategy to turn Gradipore from a research and development organisation with a small commercial aspect into a commercial organisation with a powerful research and development capability.

The decision to convert Gradipore into a niche therapeutic manufacturer was agreed upon after consideration of Gradipore's current capabilities and the state of the plasma market.

To become a niche therapeutic manufacturer requires three separate components:

1. Validation of the Gradiflow technology by respective approving authorities in Australia, United States, Europe and Asia.
2. Stable Source of Plasma - Gradipore's acquisition of Serologicals' therapeutic plasma business is a cornerstone of our new strategy. We acquired Serologicals' Specialty Biologics, Inc (SSBI) to secure a stable supply of high quality hyperimmune plasma which will be used in the manufacture of niche therapeutic products using the Gradiflow technology.
3. cGMP Manufacturing Facility - The final component required for Gradipore to be a highly competitive niche therapeutic manufacturing business is a manufacturing facility which meets current Good Manufacturing Practises (cGMP).

As a niche therapeutic manufacturer Gradipore will be able to create a range of therapeutic goods. We are now evaluating a number of suitable products which are being considered on the basis of speed to market, market size and regulatory validation.

Gradipore intends to apply the funds received from the exercise of Bonus Options to support the Company's new business strategy.

2. DETAILS OF THE BONUS OPTION ISSUE

2.1 Summary of the Bonus Option Issue

Gradipore will issue Bonus Options to Eligible Shareholders on the basis of one Bonus Option for every five Shares registered to that Eligible Shareholder as at the Record Date of 7.00pm (Sydney time) on 2 April 2004 (with any fractional entitlement being rounded down). Each Bonus Option will entitle the holder to subscribe for one Share at an exercise price of $0.50 at any time prior to 5.00pm (Sydney time) on 1 September 2004.

The full Conditions of Issue of Bonus Options are set out in Annexure A. In summary:

Issue Price:	The Bonus Options have no issue price
Exercise Price:	$0.50 per Share (subject to adjustment under clause 6 of the Conditions of Issue of Bonus Options)
Exercise:	To exercise a Bonus Option, deliver the exercise notice with payment to the Share Registry prior to the Expiry Date
Amount to be raised:	The Company will issue up to 10,829,121 Bonus Options (assuming no Existing Options are exercised). If all Bonus Options are exercised, a total of $5,414,560.50 (before costs) will be raised

2.2 Action required to participate in the Bonus Option Issue

Eligible Shareholders are not required to take any action to be issued with their Bonus Options. The Company will allot and issue the Bonus Options as soon as possible after the Record Date.

2.3 Quotation

Gradipore will apply to ASX, within 7 days after the date of this Prospectus, for official quotation of the Bonus Options made available under this Prospectus.

The fact that ASX may grant official quotation of the Bonus Options is not to be taken in any way as an indication of the merits of Gradipore or the Bonus Options issued under the Bonus Option Issue.

2.4 Ranking

Shares issued on exercise of the Bonus Options will rank equally with existing fully paid Shares from the time they are issued.

Summaries of the rights and liabilities attaching to the Bonus Options and Shares are set out in Sections 4 and 5 respectively of this Prospectus. The full Conditions of Issue of Bonus Options are set out in Annexure A. The rights and liabilities attaching to the Shares are set out in full in the Company's constitution, a copy of which has been lodged with ASIC and which is available as described in section 7.3.

2.5 Market prices of Shares

The lowest and highest market sale prices of Shares on ASX during the 3 months immediately preceding the date of this Prospectus, and the respective dates of those sales, were $0.59 on 29 January 2004 and $1.31 on 24 February 2004.

The last sale price for Shares on ASX on the day prior to the date of this Prospectus was $1.15 cents on 23 March 2004.

None of the Company nor any of its Directors makes any representation that the Exercise Price will be equal to or less than the Share price at any time during the Exercise Period.

2.6 Treatment of Overseas Shareholders

Bonus Options will not be issued to any Excluded Shareholders (being Shareholders with registered addresses outside Australia).

The Company has decided that it is unreasonable to make the Bonus Option Issue to Excluded Shareholders, having regard to the number of Shareholders in such places, the number and value of Bonus Options they would be issued, and the costs of complying with the relevant requirements in those places.

The Company has been granted a waiver from ASX Listing Rule 7.7 by the ASX so that it need not issue Bonus Options under this Prospectus to Shareholders with registered addresses in New Zealand.

The Company will send a letter to each Excluded Shareholder which will provide details of the Bonus Option Issue and advice that the Company will not make the Bonus Option Issue to them.

2.7 CHESS

Gradipore participates in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd (ASTS), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules. The Bonus Options will be CHESS approved securities, and will be able to be traded in the same way as Shares. Under CHESS, Eligible Shareholders will not receive a certificate but will receive a holding statement for their Bonus Options.

3. EFFECT OF THE BONUS OPTION ISSUE ON THE COMPANY

3.1 Capital Structure

As at the date of this Prospectus, Gradipore has 54,448,593 Shares and 2,109,000 Existing Options on issue. Further details of the Existing Options are contained in Section 3.2. Under its Share Purchase Plan, Gradipore has received applications for 987,736 Shares which have not yet been issued as at the date of this Prospectus.

If all Shares applied for under the Share Purchase Plan are issued (expected to occur on 30 March 2004) and if none of the holders of Existing Options exercise those options before the Record Date, Gradipore will issue approximately 10,829,121 Bonus Options. This is based on there being 55,436,329 Shares on issue on the Record Date, less 1,290,721 Shares held by Excluded Shareholders. If all of the Existing Options are exercised before the Record Date, Gradipore will issue approximately 11,225,121 Bonus Options.

The Company will receive no consideration for the issue of the Bonus Options.

If all of the Bonus Options (and none of the Existing Options) are exercised during the Exercise Period, Gradipore would raise $5,414,560.50.

The capital structure of Gradipore, assuming no Existing Options are exercised, after the issue of the Bonus Options will be as follows:

Shares on issue at the date of this Prospectus	54,448,593
Shares expected to be issued under the Share Purchase Plan	987,736
Bonus Options to be issued under this Prospectus	10,829,121
Fully diluted (excluding Existing Options)	66,265,450

3.2 Existing Options

Gradipore has a Directors Option Plan. Set out below are summaries of options granted under this plan.

Grant date	Expiry date	Exercise price	Number
30 November 1999	31 December 2004	$5.00	1,000,000

Gradipore also has an Employee Option Plan. Set out below are summaries of options granted under this plan.

Grant date	Expiry date	Exercise price	Number
30 October 2000	31 December 2004	$5.00	200,000
30 October 2000	31 December 2004	$6.00	110,000
20 December 2000	31 December 2004	$5.00	642,500
30 May 2002	30 November 2004	$2.80	156,500

The issue of Bonus Options will not have any effect on the number of shares over which the Existing Options exist or on the exercise price of those Existing Options.

3.3 Pro Forma and Actual Statements of Financial Position

Set out below is an Actual and Pro Forma Statement of Financial Position of the Group taking into account the Bonus Option Issue. It is based on the financial statements for the half-year ended 31 December 2003 and then adjusted for the impact of the acquisition of the Serologicals' Plasma Therapeutics business in January 2004. The Pro Forma Statement of Financial Position illustrates the effect of the Bonus Option Issue as if the Bonus Option Issue had occurred, and all Bonus Options were exercised, on 31 December 2003, and net of costs of the Bonus Option Issue.

ACTUAL AND PRO FORMA STATEMENT OF FINANCIAL POSITION

	Actual 31 December 2003 (Reviewed)	After Completion of purchase of Serologicals' Plasma Therapeutic business (Unaudited)	Proforma 31 December 2003 After exercise of Bonus Options (Unaudited)
	$000's	$000's	$000's
Current Assets			
Cash assets (1)	8,433	3,766	10,217
Receivables	1,490	9,809	9,809
Inventories	1,368	8,676	8,676
Other	186	467	467
Total Current Assets	11,477	22,718	29,169
Non-Current Assets			
Receivables	131	131	131
Investments	-	-	-
Property, Plant & Equipment	14,921	18,009	18,009
Other	625	5,825	5,825
Total Non-Current Assets	15,677	23,965	23,965
Total Assets	27,154	46,683	53,134
Current Liabilities			
Payables	885	4,446	4,446
Interest bearing liabilities	-	-	-
Provisions	33	33	33
Total Current Liabilities	918	4,479	4,479
Non-Current Liabilities			
Interest bearing liabilities	5,300	21,268	21,268
Provisions	83	83	83
Total Non-Current Liabilities	5,383	21,351	21,351
Total Liabilities	6,301	25,830	25,830
Net Assets	20,853	20,853	27,304
Equity			
Contributed Capital	92,879	92,879	99,330
Accumulated Losses	(72,026)	(72,026)	(72,026)
Total Equity	20,853	20,853	27,304

1. Reconciliation of Actual to Pro Forma Cash

Actual cash as at 31 December 2003	8,433
Cash applied to purchase of Serologicals' Plasma Therapeutic business	(4,667)
Cash after completion of Serologicals' Plasma Therapeutic business	3,766
Proceeds from issue of Shares under Share Purchase Plan (assuming all Shares that have been applied for are issued)	1,096
Proceeds from exercise of Bonus Options	5,415
Estimated prospectus expenses	(60)
Pro forma cash as at 31 December 2003	10,217

The Pro Forma Statement of Financial Position has been prepared as if all transactions were effective on 31 December 2003. Accordingly, the numbers above may vary from the actual figures.

4. RIGHTS AND LIABILITIES ATTACHING TO BONUS OPTIONS

The rights and liabilities attaching to the Bonus Options arise from a combination of the terms of issue of the Bonus Options, a copy of which is attached as Annexure A, the Company's Constitution, statute and general law. A copy of the Company's Constitution has been lodged with ASIC and is available as described in section 7.3. The Company's Constitution may also be inspected during normal business hours at the Company's registered office.

Bonus Options entitle the holder to subscribe for Shares on the basis of one Share for each Bonus Option at any time up to 5.00pm (Sydney time) on 1 September 2004. The exercise price of each Bonus Option is $0.50. A holder is not required to exercise all of their Bonus Options in one go, but may exercise any number of their Bonus Options on more than one occasion.

Bonus Options:

- do not entitle the holder to dividends or to attend or vote at meetings of the Company; and
- do not entitle the holder to participate in new issue of Shares, options or other Securities, without first exercising the Bonus Options.

5. RIGHTS AND LIABILITIES ATTACHING TO SHARES

A summary of the more significant rights and liabilities attaching to the Shares is set out below. This summary is not exhaustive, nor does it constitute a definitive statement of the rights and liabilities of the Company's Shareholders. The rights and liabilities attaching to the Shares are set out in full in the Company's constitution, a copy of which has been lodged with ASIC, which is available as described in section 7.3 and which may be inspected during normal business hours at the Company's registered office.

Shares issued on exercise of Bonus Options, once issued, will have the same rights attaching to them as the existing Shares.

Voting

At a general meeting of the Company, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and, on a poll, one vote for each fully paid Share held. On a poll, partly paid Shares confer a fraction of a vote in proportion to the amount paid up on the Share.

Dividends

Dividends are determined by the Directors at their discretion. Any dividend relating to Shares is divisible amongst the Shareholders in proportion to the amount paid up on the Shares held by them.

It is not currently intended to pay a dividend on Shares in the near future.

Rights on winding up

Subject to the rights or restrictions attaching to any share or class of shares, if the Company is wound up, the property of the Company available for distribution shall be divided among the members in proportion to the shares held by them, irrespective of the amounts paid up or credited as paid up on the shares. If the Company is wound up the liquidator may, with the sanction of a special resolution, divide the assets of the Company amongst the members and

may determine how the division shall be carried out as between the members or different classes of members.

Transfer of Shares

Except where required by law or the Constitution and subject to the ASX Listing Rules, there are no restrictions on the transfer of Shares.

Issue of further Shares

Subject to the provisions of the Constitution and the Corporations Act, the Directors may issue further Shares on such terms and conditions as they may decide.

Variation of class rights

The rights attaching to Shares may only be varied:

- with the consent in writing of the holders of three-fourths of the issued Shares; or
- with the sanction of a special resolution of Shareholders, a special resolution being a resolution passed by a majority of not less than 75 per cent of Shareholders present and voting.

6. RISK FACTORS

This Prospectus contains certain statements which relate to the future, including forward looking statements related to Gradipore's strategy and financial performance. These forward looking statements are not guaranteed future performance. They involve known and unknown risk factors, uncertainties, assumptions and other important factors many of which are beyond the control of the company and its directors.

Neither Gradipore nor any other person gives any representation, assurance or guarantee that the results, performance or achievements expressed or implied by the forward looking statements will actually happen.

There are a number of risk factors which could adversely impact Gradipore's performance and the value of its Shares and Bonus Options. The value of securities listed on the ASX can rise or fall depending on a large range of factors, many of which can be beyond the identification and/or control of Gradipore.

Shareholders should consider these risk factors before deciding whether to exercise their Bonus Options.

Some of the general matters which may affect the future operating performance of Gradipore include, without limitation:

- the overall level of economic activity, both internationally and within Australia;
- changes in international exchange rates;
- changes to the regulatory environment, including taxation and accounting regimes;
- the market forces, to which Gradipore is subject, that influence the broad share market trends and the price of securities of individual companies.

Some of the more specific matters which might also affect the future operating performance of Gradipore include, without limitation:

- non-performance of significant contracts by other parties;
- difficulties or delays in receiving regulatory approval for products;
- the existence and extent of any competition for the products to be developed by Gradipore - particularly from major international biotechnology companies;
- the existence of substitute or improved products developed by competing companies;
- the success or failure of existing research and development programs of Gradipore;
- the pace of market development for Gradipore's products and the costs involved in market penetration and brand awareness;
- any change in the markets for the products sold by Gradipore;
- other risk factors include those normally found in conducting business, including litigation resulting from the breach of agreements or in relation to employees (through personal injuries, industrial matters or otherwise) or any other cause, strikes, lockouts, loss of service of key management or operational personnel, non-insurable risks, delay in resumption of activities after reinstatement following the occurrence of an insurable risk and other matters that may interfere with the business or trade of Gradipore.

7. ADDITIONAL INFORMATION

7.1 Disclosing Entity

Gradipore is a disclosing entity for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. These obligations include compliance with the requirements of the ASX Listing Rules and the Corporations Act concerning notification of information to ASX. Copies of documents lodged at ASIC in relation to Gradipore may be obtained from, or inspected at, an office of ASIC.

7.2 Special prospectus content rules

This Prospectus contains information required under the special prospectus content rules for continuously quoted securities pursuant to section 713 of the Corporations Act. This section sets out special rules in relation to the content of a prospectus in relation to securities in a class of securities that have been quoted by ASX at all times in the 12 months before the issue of the Prospectus or options to acquire such securities.

Apart from formal matters, a prospectus issued in these circumstances need only contain information relating to the terms and conditions of the offer, the effect of the offer on Gradipore and the rights attaching to the Bonus Options. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure requirements applicable to disclosing entities mean that all this information should have previously been released to the market.

7.3 Availability of documents

Gradipore will provide a copy of any of the following documents free of charge to any person who requires a copy until the Bonus Options are issued:

- the annual report lodged with ASIC by the Company for the financial year ended 30 June 2003;
- the half-year financial report lodged with ASIC by the Company for the half-year ended 31 December 2003;
- any continuous disclosure announcements made by Gradipore to ASX before lodgement of this Prospectus with ASIC and since the date of lodgement of the annual report;
- the Company's Constitution;
- the consents referred to in Sections 7.8 and 7.9.

Set out below are the documents lodged by the Company with the ASX since lodgement of its Annual Report for the year ended 30 June 2003.

No.	Date Lodged	Description of document
1.	15/03/2004	Signs Two New Distribution Agreements for Gradiflow BF400
2.	03/03/2004	Change of Director's Interest Notice X2
3.	02/03/2004	Shareholder Mailout - Share Purchase Plan
4.	01/03/2004	Change in Substantial Holding
5.	26/02/2004	Change of Director's Interest Notice X2
6.	23/02/2004	Presentation to Shareholders - 23/02/2004
7.	23/02/2004	Share Purchase Plan Details
8.	23/02/2004	Half Yearly Report and Half Year Accounts
9.	18/02/2004	GradiNews - February 2004
10.	16/02/2004	President Appointed to Gradipore Sera Business
11.	05/02/2004	Appendix 3B - Shares in lieu of services rendered
12.	03/02/2004	Presentation to Deutsche Bank
13.	27/01/2004	Successfully Completes Agreement with Serologicals
14.	21/01/2004	Enters into Dist Agreement with Minomic for Gradiflow BF400
15.	19/01/2004	Completes Acquisition of Therapeutic Plasma Business
16.	22/12/2003	To Acquire $US28M Serologicals Plasma Therapeutic Business
17.	12/12/2003	Appendix 3B - Placement
18.	11/12/2003	Key appointment to improve Gel Manufacturing Process
19.	09/12/2003	Successfully places 6 million shares
20.	05/12/2003	Trading Halt
21.	04/12/2003	Senior Management Appointment
22.	03/12/2003	Details of 200 Day Strategy
23.	11/11/2003	Letter to Shareholders
24.	07/11/2003	Initial Director's Interest Notice X5
25.	07/11/2003	Final Director's Interest Notice X6
26.	27/10/2003	New Board Appointments
27.	27/10/2003	Board Appointment
28.	23/10/2003	Actions following Annual General Meeting
29.	23/10/2003	Answers to question raised at Annual General Meeting
30.	23/10/2003	Results of 2003 Annual General Meeting
31.	23/10/2003	Trading Halt
32.	23/10/2003	Company's Request for Trading Halt

33.	23/10/2003	Chairman's & CEO's Address to Shareholders
34.	21/10/2003	Use of Gradiflow in Assisted Conception
35.	09/10/2003	Letter to Shareholders re Appointment of CEO

7.4 Taxation

The Bonus Option Issue and the subsequent exercise of the Bonus Options may have taxation implications for their holders. If you have any doubts regarding possible taxation consequences, you should contact your professional tax adviser for advice. Neither Gradipore nor any of its officers, employees, agents and advisers accepts any liability or responsibility in respect of the taxation consequences connected with an investment in Bonus Options or Shares in Gradipore.

7.5 Expenses

The expenses of the Bonus Option Issue payable by Gradipore, including legal fees, registry costs, printing and mailing, are estimated to amount to approximately $60,000.

7.6 Interests of Directors

Except as disclosed in this Prospectus, no director has, or in the past two years before the date of this Prospectus has had, any interest:

- in the formation or promotion of Gradipore;
- in any property acquired or proposed to be acquired by Gradipore in connection with its formation or promotion or the Bonus Option Issue; or
- in the Bonus Option Issue.

No amounts have been paid or agreed to be paid and no benefit has been given or agreed to be given to any director either to induce him to become, or to qualify him as, a director, or otherwise for services rendered by him in connection with the promotion or formation of Gradipore or in connection with the Bonus Option Issue except as disclosed in this Prospectus.

Security holdings

The Directors of Gradipore and their interests in Shares and options in Gradipore as at the date of this Prospectus are set out below.

Director	Title	Shares	Options	Registered Holder
Dr J Brown	Non-executive director	nil	nil	
S Kwik	Chairman	38,637	nil	S Kwik
Dr C.H Lee	Non-executive director	101,220	nil	Bactence P/L
		80,000		Dr C Lee
Dr H.P Manusu	Non-executive director	733,352	nil	Dr P Manusu
		38,856		Jointly with RR Manusu
J Manusu	Executive Vice Chairman	2,089,294		ANZ Nominees P/L
			1,000,000	J Manusu
Dr H Nair	Managing Director	94,000	10,000	Dr H Nair

Remuneration

- The non-executive Directors are to be paid fees for their services as Directors as determined by the Directors in an amount not exceeding in aggregate a maximum

sum that is from time to time approved by resolution of the Company. The current maximum aggregate sum is $450,000.

- The Directors are entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from company or Board meetings or otherwise in connection with the business or affairs of the Company. The Directors may also receive remuneration for extra services outside the scope of the ordinary duties of a director.

- Details of the remuneration of the Directors are contained in the annual report for the Company for the financial year ended 30 June 2003.

7.7 Interests of named parties

Except as disclosed in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or issue of the Prospectus, has, or in the past two years has had, before the date of this Prospectus any interest:

- in the formation or promotion of Gradipore;

- in any property acquired or proposed to be acquired by Gradipore in connection with the Bonus Option Issue; or

- in the Bonus Option Issue.

No amounts have been paid or agreed to be paid and no benefit has been given or agreed to be given to any adviser, for services rendered by them in connection with the promotion or formation of Gradipore or in connection with the Bonus Option Issue except as disclosed in this Prospectus.

- Abbott Tout have acted as solicitors to the Company in relation to the Bonus Option Issue. The Company has paid or agreed to pay $20,000 (plus disbursements) (not including GST) for these services to the date of this Prospectus. Abbott Tout will receive further fees for any additional work done determined on the basis of time spent and hourly rates agreed with the Company.

- PricewatehouseCoopers will receive fees for additional work performed in relation to their consent set out in section 7.8 determined on the basis of time spent as agreed with the Company.

7.8 Consents of named parties

Abbott Tout have given and have not before lodgement of this Prospectus withdrawn their written consent to being named in this Prospectus as the Solicitors to the Company. Abbott Tout have not authorised or caused the issue of, and take no responsibility for, any part of this Prospectus.

PricewaterhouseCoopers have given and have not before lodgement of this Prospectus withdrawn their written consent to being named in this Prospectus as the Auditors to the Company and to the inclusion in this Prospectus of references to the financial statements for the Company in respect of the half year ended 31 December 2003 having been reviewed in the form and context in which they are included. PricewaterhouseCoopers have not authorised or caused the issue of, and take no responsibility for, any part of this Prospectus.

Computershare Investor Services Pty Limited has given and has not before lodgement of this Prospectus withdrawn its written consent to be named in this Prospectus as the Company's share registry. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and take no responsibility for, any part of this Prospectus.

7.9 Directors' Authorisation

Each director of Gradipore has given, and not withdrawn before the date of this Prospectus, their consent to the lodgement of this Prospectus with ASIC and to the issue of this Prospectus.

Signed by Stephen Kwik on behalf of Gradipore on the date of this Prospectus.

Stephen Kwik
Chairman
Gradipore Limited

8. GLOSSARY

$/A$	Australian dollars (and references to cents are to Australian cents)
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
ASX Listing Rules	The official listing rules of ASX
Board and Directors	The board of directors of the Company
Bonus Option Issue	The issue of Bonus Options under this Prospectus
Bonus Options	The Bonus Options to be issued pursuant to this Prospectus to which are attached the rights and conditions set out in Annexure A
Business Day	An Australian business day that is not a Saturday, Sunday, or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made
Company or Gradipore	Gradipore Limited (ABN 79 001 001 145)
Constitution	The constitution of Gradipore as amended from time to time
Corporations Act	Corporations Act, 2001 (Cth)
Eligible Shareholder	The registered holder of Shares on the Record Date, other than an Excluded Shareholder
Excluded Shareholders	Shareholders with registered addresses outside Australia
Existing Options	Options to subscribe for Shares on issue at the date of this Prospectus
GST	Goods and services or similar tax
Group	Gradipore Limited and the entities it controlled after completion of purchase of Serologicals' Plasma Therapeutic business
Prospectus	This prospectus dated 24 March 2004
Record Date	7.00pm (Sydney time) on 2 April 2004
Shareholder	A holder of Shares
Share	Fully paid ordinary share in the capital of Gradipore

CORPORATE DIRECTORY

Directors

S. Kwik (Chairman)
J. Manusu (Executive Vice Chairman)
Dr H. Nair (Managing Director)
Dr H. P. Manusu
Dr J. Brown
Dr C. H. Lee

Secretary

S. Lockwood

Registered Office

22 Rodborough Road
Frenchs Forest NSW 2086
Australia

Tel: (+61 2) 8977 9000
Fax: (+61 2) 8977 9099
Web page: www.gradipore.com.au

Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Tel: 1300 855 080
Fax: (+61 2) 8234 5050

Solicitors

Abbott Tout
Level 42, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Auditors

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 2000

ANNEXURE A

CONDITIONS OF ISSUE OF BONUS OPTIONS

1. DEFINED MEANINGS

Words used in these conditions and the rules of interpretation that apply are set out and explained in clause 9.

2. ISSUE OF BONUS OPTIONS

2.1 The Directors on behalf of the Company may from time to time issue or grant Bonus Options subject to these conditions and the Constitution.

2.2 There is no issue price or other consideration payable for each Bonus Option issued or granted under these conditions.

3. ENTITLEMENT ON EXERCISE OF BONUS OPTIONS

Subject to these conditions, each Bonus Option entitles the Holder to subscribe for and be allotted 1 Share upon the exercise of the Bonus Option and payment to the Company of the Exercise Price.

4. EXERCISE OF BONUS OPTIONS

4.1 The Holder may at any time during the Exercise Period give a notice ("Exercise Notice") to the Company requiring the Company to issue Shares on exercise of the Bonus Options. The Holder may exercise any number of their Bonus Options, on any number of occasions.

4.2 An Exercise Notice must be in writing and must be delivered to the Share Registry (or such other place as the Company may notify Holders in writing) together with payment of the Exercise Price for each of the Bonus Options exercised.

4.3 The Directors may prescribe the form of an Exercise Notice which must be given by a Holder in order to exercise a Bonus Option.

4.4 On exercise of any Bonus Options, the Company must allot to the Holder the number of Shares for which the Bonus Options are exercised at the Exercise Price. The Company must allot the Shares within 10 Business Days of receipt of the Exercise Notice.

4.5 An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price for the Bonus Options exercised in cash or cleared funds.

4.6 The Company must send to the Holder a holding statement or other statement in respect of the Bonus Options so held, any Shares issued on exercise of those Bonus Options and any Bonus Options retained by the Holder after having exercised some of their Bonus Options within the time and in accordance with the applicable provisions of the ASX Listing Rules, SCH Business Rules and the Constitution.

4.7 If required by the ASX Listing Rules, the Company must tell the Holder in writing of the Exercise Price and Expiry Date of the Bonus Options within the time prescribed by the ASX Listing Rules after the first holding statement or other statement is sent.

4.8 Shares allotted upon exercise of Bonus Options will rank equally in all respects with all other issued Shares from the date of allotment and will be held subject to the Constitution.

4.9 Any Bonus Option which has not been exercised by 5.00pm (Sydney Time) on the Expiry Date lapses. An Exercise Notice is not effective if it is received by the Company after the expiration of the Exercise Period.

5. QUOTATION OF SHARES

If Shares in the Company are quoted on ASX at the time of exercise of the Bonus Options, the Company must make application to ASX for the number of Shares as corresponds to the number of Bonus Options exercised within 10 Business Days of the allotment of those Shares.

6. NEW, BONUS AND PRO-RATA ISSUES

6.1 (a) A Holder cannot participate in a new issue of securities in the Company without first exercising the Bonus Options. However, the Company will send a notice to each Holder at least 9 Business Days before the record date applicable to that new issue. This will give Holders the opportunity to exercise their Bonus Options prior to the date for the determination of entitlements to participate in that new issue.

(b) Holders who exercise their Bonus Options before the applicable record date for the new issue will be entitled to participate in that new issue.

(c) Except as expressly set out in these conditions, a Holder does not have any right to change the Exercise Price of a Bonus Option or the number of Shares over which a Bonus Option can be exercised.

6.2 If the Company offers Shares by way of a Pro-rata Issue (except a Bonus Issue) to the holders of Shares (whether renounceable or non renounceable), the Exercise Price of a Bonus Option will be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

6.3 If there is a Bonus Issue to the holders of Shares in the Company then the number of Shares over which each Bonus Option is exercisable will be increased by the number of Shares which the Holder would have received under the Bonus Issue if the Bonus Option had been exercised before the record date for the Bonus Issue.

6.4 In the event of any reorganisation including subdivision, consolidation, reduction, return or cancellation of the issued capital of the Company on or prior to the Expiry Date, the rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules governing reorganisations in force at the time of the reorganisation.

7. MAINTENANCE OF REGISTER AND TRANSFERS OF BONUS OPTIONS

7.1 The Company will keep and maintain, or cause to be kept and maintained, a register of Holders of Bonus Options. The Company must ensure that the Register is maintained in compliance with the Corporations Act and all other applicable rules and requirements.

7.2 Subject to the Constitution, ASX Listing Rules and SCH Business Rules, all Bonus Options are transferable. The provisions of the Constitution relating to a transfer of Shares apply, with necessary alterations, to a transfer of Bonus Options.

7.3 The Company must tell a new Holder in writing of the Exercise Price and the Expiry Date. If the information is not on the holding statement or other statement in respect of the Bonus Options, the Company must give the Holder a statement with that information within 5 Business Days after the holding statement or other statement in respect of the Bonus Options is sent to the Holder.

7.4 (a) Except as required by law, the Company must not recognise a person as holding a Bonus Option on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the Company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any Bonus Option; or

(ii) any other right in respect of the Bonus Option,

except an absolute right of ownership of the Holder or as otherwise provided by these conditions or by law.

8. GENERAL PROVISIONS

8.1 Severance

(a) If a provision of these conditions or its application to any person or circumstance is or becomes invalid, illegal or unenforceable then the provision must, as far as possible, be interpreted as narrowly as possible to ensure that it is not illegal, invalid or unenforceable.

(b) If any provision or part of it cannot be so interpreted, then the provision or its part is taken to be void and severable. The remaining provisions of these conditions are not affected or impaired in any way.

8.2 Holders bound by Constitution

A Holder is bound by these conditions. A Holder is bound by the Constitution to the extent that the Constitution relates to or governs the Bonus Options.

8.3 Waiver and Variation

(a) Subject to the ASX Listing Rules, SCH Business Rules and the Constitution, the Directors may by resolution:

(i) waive strict compliance with any of these conditions; or

(ii) add to, vary or otherwise change any of these conditions for any reason including to ensure compliance with the ASX Listing Rules either generally in relation to all Holders or as they apply to a particular Holder.

(b) Any waiver, addition, variation or other change under clause 8.3(a) must not be made unless:

(a) any Holder affected by the waiver, addition, variation or other change so consents in writing; or

(b) the Directors reasonably consider that the waiver, addition, variation or other change is required to ensure compliance with the ASX Listing Rules or any law or requirement binding on the Company or does not adversely affect a Holder's rights under these conditions.

8.4 Notice of Expiry

The Company must send a Holder before the Expiry Date of the Bonus Options any notice required by Appendix 6A.6 of the ASX Listing Rules to be sent to Holders.

8.5 Dividends and voting

A Bonus Option does not confer on its Holder:

(a) any entitlement to any dividends or other distributions by the Company; or

(b) any right to attend or vote at any general meeting of the Company.

8.6 Governing law

These conditions are to be construed according to and is governed by the laws of New South Wales, Australia. Each of the Company and the Holder submits to the non-exclusive jurisdiction of the courts in and of New South Wales in relation to any dispute arising under these conditions.

8.7 Foreign Exchange

Subject to the ASX Listing Rules, the Directors may in respect of Bonus Options offered, issued or granted to or held by an overseas person denominate the Exercise Price in a currency other than Australian dollars. The Directors may make such arrangements as they see fit concerning any foreign currency gains or losses arising from such denomination of the Exercise Price in a currency other than Australian dollars including the retention of any foreign currency gains by the Company or the bearing of any foreign currency losses by the Company.

9. DEFINITIONS AND INTERPRETATION

9.1 In these conditions the following expressions have the following meanings:

"**ASX**" means Australian Stock Exchange Limited;

"**ASX Listing Rules**" means the listing rules of ASX except to the extent of any waiver by ASX of their application to the Company;

"**Bonus Issue**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules;

"**Business Day**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules;

"**Company**" means Gradipore Limited ABN 79 001 001 145;

"**Constitution**" means the constitution of the Company;

"**Corporations Act**" means the Corporations Act, 2001 (Cth);

"**Directors**" means the directors of the Company;

"**Exercise Notice**" has the meaning given in clause 4.1;

"**Exercise Period**" means, in relation to a Bonus Option, the period between the date of issue of the Bonus Option and 5.00pm (Sydney time) on the Expiry Date;

"**Exercise Price**" means, in relation to a Bonus Option, the amount of $0.50 payable on exercise of a Bonus Option;

"**Expiry Date**" means 1 September 2004;

"**Holder**" means the holder of a Bonus Option;

"**Bonus Option**" means, at any time, a Bonus Option to subscribe for 1 Share issued or granted by the Company subject to these conditions;

"**Pro-rata Issue**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules.

"**Register**" means the register of Holders of Bonus Options referred to in clause 7.1;

"**SCH**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules;

"**SCH Business Rules**" means the business rules of SCH;

"**Share**" means a fully paid ordinary share in the capital of the Company.

9.2 The following rules of interpretation apply in these conditions unless the context otherwise requires:

(a) headings and subheadings are for convenience only and shall not affect interpretation;

(b) words denoting the singular number include the plural, and the converse also applies;

(c) words denoting any gender include all genders;

(d) a reference to a person includes a natural person, body corporate and any other entity;

(e) a reference to a person includes the legal personal representative, successor and permitted assign of that person;

(f) a reference to legislation, including any statute, enactment, ordinance, code or other legislation, or a section or provision of that legislation, includes any order, regulation, rule, bylaw, proclamation or statutory instrument made or issued under that legislation and any amendment, modification, consolidation, re-enactment or replacement of, or substitution for, that legislation from time to time;

(g) a reference to any agreement or document includes that agreement or document as amended, varied, novated, supplemented or replaced from time to time;

(h) a reference to "**dollars**" or "**$**" means the lawful currency of the Commonwealth of Australia;

(i) any payment, act, matter or thing required to be made or performed by these conditions on or prior to a day which is not a Business Day shall be made or performed on or prior to the immediately following Business Day.

Gradipore

15 March 2004

Gradipore Signs Two New Distribution Agreements for Gradiflow BF400

Gradipore Limited today announced that the company has negotiated a further two distribution agreements for its Gradiflow BF400 units.

The first contract is with Japan's LMS Co. Ltd and gives that company exclusive rights to distribute the Gradiflow BF400 in Japan. The second agreement provides Prosys Technology Integration Inc (PSTi) with similar exclusivity over the distribution of the BF400 in Taiwan.

The LMS agreement, effective from June 1 2004, has revenue potential of US$200,000 for Gradipore. The PSTi contract has revenue potential of US$150,000 and takes effect immediately. Both agreements will run for a one-year term.

"Both these markets have strong and growing biotech industries and our new partners have each developed solid track records in supplying technology to those industries," said Gradipore Managing Director Dr Hari Nair.

LMS President Koichiro Asahina said; "The proteome market in Japan has been growing rapidly over the past two years and the Japanese government has been allocating larger budgets to proteome research every year. We believe Gradipore will be strategically positioned in this hot proteome market."

PSTi Chairman Nick Yeh said; "PSTi's business objective is to be the market leader for proteome analysis. By joining forces with Gradipore, we will be able to expand our sales through the alliance of separation and detection technologies, and break the bottleneck of analysis for proteomic applications."

The two new distribution agreements are in addition to the existing non-exclusive distribution agreement entered into with Minomic Pty Limited covering the Asia-Pacific region.

"One of the key targets in Gradipore's 200 Day Plan is to widen the global distribution of the Gradiflow BF400. With these two agreements signed, we have now appointed three distributors in what we regard as important Asian countries and are currently reviewing other potential candidates which would extend our distribution even further," John Manusu, Gradipore's Executive Vice-Chairman said.

"We are tremendously encouraged by the commercial benefits that these agreements will bring to Gradipore not only from the sales of the BF400 but also from the revenue of the associated consumables." Dr Nair added.

The BF400 is a laboratory scale instrument using the patented Gradiflow separations technology, which is particularly suited to work in the emerging field of proteomics, the study of proteins and the role they play in health and disease.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

This release contains certain forward-looking statements and are therefore subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

About LMS
LMS is a trade company which imports a wide range of products ranging from lab disposables to capital equipment to serve the growing Japanese biotech industry.

For information on LMS, visit the company's corporate web site at www.lms.co.jp

About Prosys
Prosys Technology Integration Inc is a Taiwan-based supplier of high end medical and laboratory equipment.

For more information visit the company's corporate web site at www.psti.com.tw

Inquiries -

Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Gradipore

23 February 2004

Gradipore Announces Interim Financial Results

Gradipore Limited today announced a net loss of A$5.3 million for the six months to 31 December 2003 compared to a loss of A$7.9 million recorded in the corresponding period last year. This represents an improvement of 33%.

The improvement is largely attributable to a significant reduction in costs resulting from a greater focus on short term commercial outcomes, and a company-wide cost reduction program which was implemented by the new board and management after the October 23rd AGM. Support services have been streamlined across the company with close monitoring of expenditure. Efficiency improvements have also been made to Gradipore's distribution activities in the United States.

Sales were A$2.2m for the six months to 31 December 2003. This is a 10% decrease on the previous period and is mainly due to the focus away from Commercial Separations revenue by the company prior to the 2003 AGM. Additionally there was the impact of a higher Australian Dollar on our foreign sales. Since the appointment of the new Board and senior management steps have been taken to lift sales in the Gels and Diagnostic areas. Further, the appointment of a distributor for the BF400 in January 2004, will result in an increase in sales.

The results do not include any contribution from Gradipore's acquisition of Serologicals Corporation's therapeutic plasma business (Gradipore Sera), completed on 15 January 2004. This entity will be consolidated effective from that date.

Gradipore Sera, as it is now known, produced (unaudited) sales revenue of US$28 million in calendar 2003, with an annualised operating profit of approximately A$2 million. The acquisition is cashflow positive for Gradipore and is expected to result in an increase in sales revenue for the current fiscal year to approximately A$18 million.

The acquisition of Gradipore Sera is an important step in the transformation of Gradipore from an R&D focused organisation to a commercially oriented niche plasma therapeutic manufacturer. Gradipore Sera provides Gradipore with a secure supply of high quality hyperimmune plasma that can be manufactured into niche therapeutic products using the Gradiflow technology.

Gradipore Managing Director & CEO Dr Hari Nair, said: "We have set ourselves challenging but realistic goals at Gradipore - to achieve, within 5 years, a $500 million market capitalisation with $50 million profit annually. The acquisition of Gradipore Sera and the measures recently implemented go significantly towards these goals."

"After the new Board and management team was put in place following the AGM last October, we implemented our new strategy of developing Niche Therapeutic Products and put in place a 200 Day Plan to drive progress towards these goals. I am happy to report that we are ahead of schedule and confident of further progress throughout the reminder of this financial year."

Gradipore also announced today that the Board had resolved to reactivate the company's Share Purchase Plan. Further details on this will be released today.

On 9 December 2003, the company announced a bonus 50c share option issue to all shareholders. A prospectus relating to this offer is currently being prepared and will be mailed to shareholders in April 2004. The options will be tradable and expire on 1 September 2004.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

This release contains certain forward-looking statements and are therefore subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Gradipore

GRADIPORE LIMITED
(ABN 79 001 001 145)

HALF YEARLY REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

				$A'000
Results for announcement to the market				
Revenues from ordinary activities	Down	23%	to	2,494
Loss from ordinary activities after tax attributable to members	Down	33%	to	(5,297)
Net loss for the period attributable to members	Down	33%	to	(5,297)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend, N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached press release.

NTA backing	31 December 2003	31 December 2002
Net tangible asset backing per ordinary security	$0.39	$0.68

GRADIPORE LIMITED

ABN 79 001 001 145

Half-year Report
31 December 2003

Contents

This interim financial report does not include all the notes of the type normally included in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcement made by Gradipore Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' Report

Your Directors present their report on the consolidated entity consisting of Gradipore Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

Directors
The following persons were directors of Gradipore Limited during the whole of the half-year and up to the date of this report:

J Manusu

J Brown was appointed a director on 27 October 2003 and continues in office at the date of this report.
S Kwik was appointed a director on 27 October 2003 and continues in office at the date of this report.
C Lee was appointed a director on 27 October 2003 and continues in office at the date of this report.
H.P Manusu was appointed a director on 23 October 2003 and continues in office at the date of this report.
H Nair was appointed a director on 27 October 2003 and continues in office at the date of this report.

J Davis was a director from the beginning of the financial year until his resignation on 27 October 2003.
J Eady was a director from the beginning of the financial year until his resignation on 23 October 2003.
P Jenkins was appointed a director on 8 September 2003 until his resignation on 23 October 2003.
R Lieb was a director from the beginning of the financial year until his resignation on 23 October 2003.
C Sutton was appointed director on 22 August 2003 until his resignation on 23 October 2003.
L Webb was a director from the beginning of the financial year until his resignation on 23 October 2003.

Review of Operations

A summary of consolidated revenues and results for the half-year by significant industry segment is set out below:

	Segment revenues		**Segment results**	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Gels	**567**	365	**(1,008)**	(1,947)
Diagnostics	**1,196**	1,261	**581**	611
Separations	**437**	823	**(1,737)**	(2,813)
Other	**294**	800	**(3,133)**	(3,753)
	2,494	3,249	**(5,297)**	(7,902)

Comments on the operations and the results of those operations are set out below:

Gels
The Gels business unit has posted significant revenue growth increasing some 55% over the previous corresponding period. Volume increases were primarily due to the successful expansion of the gel product range and the signing of a worldwide OEM (original equipment manufacture) agreement with a major customer late last year. The revenue impact of this volume growth has been adversely impacted by the strong Australian dollar, which has increased 12% over the past six months.

Diagnostics
The Diagnostic business unit continues to be profitable with continued expansion into new geographical markets. As with the gels business unit, the revenue impact of volume growth over the past six months has been adversely impacted by the strong Australian dollar.

Separations
The Separations business unit continues to market the Gradiflow technology in both the commercial and research markets. The past six months saw the successful completion of the proof of principle agreement with Serologicals Corporation that resulted in the joint announcement on January 27, 2004 that the Gradiflow technology is scaleable.
A number of distribution agreements for the BF400, the laboratory scale research version of the Gradiflow technology, are currently under negotiation which will yield improved sales in this area over the next twelve months.

Other
Cost cutting measures implemented across the Board have led to an overall reduction in the net loss by some 33% over the previous corresponding period.

Rounding of amounts
The company is of a kind referred to in class order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order

This report is made in accordance with a resolution of the directors.

S Kwik
Chairman

Sydney
23 February 2004

Consolidated statement of financial performance
For the half-year ended 31 December 2003

	Notes	Half-year 31 December 2003 $000	31 December 2002 $000
Revenues from sale of goods		**2,200**	2,449
Cost of sales		**1,185**	849
Gross Profit		**1,015**	1,600
Revenue from outside of the operating activities		**294**	800
Other expenses from ordinary activities			
Marketing		**1,711**	3,434
Administration		**3,183**	3,850
Research and Development		**1,536**	2,842
Borrowing costs		**176**	176
(Loss) from ordinary activities before income tax expense		**(5,297)**	(7,902)
Income tax expense		**-**	-
(Loss) from ordinary activities after income tax expense		**(5,297)**	(7,902)
Total changes in equity other than those resulting from transactions with owners as owners		**(5,297)**	(7,902)
Basic earnings per share	4	**(10.92) cents**	(16.51) cents
Diluted earnings per share	4	**(10.92) cents**	(16.51) cents

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position

As at 31 December 2003

	31 December 2003 $000	30 June 2003 $000
Current Assets		
Cash assets	**8,433**	10,945
Receivables	**1,490**	1,466
Inventories	**1,368**	1,251
Other	**186**	6,213
Total Current Assets	**11,477**	19,875
Non-Current Assets		
Receivables	**131**	613
Investments	-	-
Property, plant and equipment	**14,921**	15,602
Other	**625**	625
Total Non-Current Assets	**15,677**	16,840
Total Assets	**27,154**	36,715
Current Liabilities		
Payables	**885**	1,681
Interest bearing liabilities	-	6,063
Provisions	**33**	20
Total Current Liabilities	**918**	7,764
Non-Current Liabilities		
Interest bearing liabilities	**5,300**	5,300
Provisions	**83**	106
Total Non-Current Liabilities	**5,383**	5,406
Total Liabilities	**6,301**	13,170
Net Assets	**20,853**	23,545
Equity		
Parent equity interest		
Contributed equity	**92,879**	90,274
Accumulated losses	**(72,026)**	(66,729)
Total Equity	**20,853**	23,545

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of Cash Flows

For the half-year ended 31 December 2003

	Half-year 31 December 2003 $000	31 December 2002 $000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**2,462**	2,325
Payments to suppliers and employees (inclusive of goods and services tax)	**(7,624)**	(10,943)
	(5,162)	(8,618)
Interest received	**263**	744
Interest paid	**(176)**	(151)
Start Grant Funding received	**-**	176
Net cash (outflow) from operating activities	**(5,075)**	(7,849)
Cash Flows from Investing Activities		
Payment for non-current assets	**(218)**	(1,004)
Loans to employees	**-**	(188)
Escrow monies drawn from/(placed on) fixed deposit	**(39)**	(217)
Net cash (outflow) from investing activities	**(257)**	(1,409)
Cash Flows from Financing Activities		
Proceeds from issue of shares	**2,829**	25
Repayment of lease liability	**(9)**	(13)
Net cash inflow from financing activities	**2,820**	12
Net Increase (Decrease) in Cash Held	**(2,512)**	(9,246)
Cash at the beginning of the financial year	**10,945**	27,219
Cash at the End of the Financial Year	**8,433**	17,973

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of Significant Accounting Policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Gradipore Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim financial period.

A. Basis of preparation of half-year financial report

The operating loss of the consolidated entity for the six month period was $5.3m and the net cash outflow from operating activities was $5m. The short fall in sales revenue was the major cause of the company's failure to meet its financial targets for the period and continuing difficulty in achieving commercial take-up of the company's Gradiflow technology. Additionally, Gradipore was adversely affected by the weakening US dollar.

During the period there has been a significant restructuring of the Board, and initiatives to reduce the workforce to cut operating costs have been implemented. Also, in January 2004 a distribution agreement was signed for the BF400 unit which will assist in facilitating commercialisation of the Gradiflow technology. The directors believe that they will be successful in raising additional funds if the need arises.

This general purpose interim financial report is prepared on a going concern basis as the directors consider the company has sufficient cash resources to enable it to continue as a going concern. The directors regularly monitor the company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the company to meet its business objectives.

B. Equity securities issued

	Half-year		Half-year	
	2003 Shares	2002 Shares	**2003 $000**	2002 $000
Issue of ordinary shares during the half-year				
Placement	6,000,000	-	2,700	-
Less: Transaction costs arising on share issue	-	-	(95)	-
	6,000,000	-	2,605	-

C. Events occurring after reporting date

On 15 January 2004 Gradipore Limited acquired all of the issued shares in Serologicals Specialty Biologics, Inc, a therapeutic plasma supplier, for cash consideration of US$5 million. US$3.5 million was paid on 15 January 2004 with a further US$1.5 million to be paid on 31 December 2004.

The business comprises ten plasma collection centres across the United States, a central testing laboratory located in Atlanta, Georgia and a staff of approximately 160 people.

The fair value of the net identifiable assets of the company at the date of acquisition was US$1.7 million and the purchased goodwill amounted to US$3.3 million. Gradipore Limited has also agreed to pay US$11.8 million for the working capital of the business in 10 quarterly instalments beginning in the first quarter of 2005.

The financial effects of the above transaction have not been brought to account at 31 December 2003. The operating results and assets and liabilities of the company will be consolidated from 31 January 2004.

D. Earnings per share

	Half-year	
	2003 cents	2002 cents
Basic earnings per share	**(10.92) cents**	(16.51) cents
Diluted earnings per share	**(10.92) cents**	(16.51) cents

E. Segment Reporting

(a) Business segments

The consolidated entity is organised on a global basis into the following divisions by product and service type.

Gels
This division's focus is on the manufacture and sale of electrophoresis gels.

Diagnostics
This division markets test kits to medical diagnostic laboratories for use in aiding medical diagnosis, principally in relation to blood disorders (haemostasis).

Separations
This division's focus is on seeking to realise the commercial potential of the company's main asset, the Gradiflow technology.

Other
Includes administrative and support functions for the above divisions.

Half-year 2003	Gels	Diagnostics	Separations	Other	Consolidated
	$000	**$000**	**$000**	**$000**	**$000**
Revenues from sale of goods	567	1,196	437	-	2,200
Revenues from outside the operating activities:					
Interest				294	294
Total segment revenue	567	1,196	437	294	2,494
Profit/(Loss) from ordinary activities after income tax expense	(1,008)	581	(1,737)	(3,133)	(5,297)

Half-year 2002	Gels	Diagnostics	Separations	Other	Consolidated
	$000	**$000**	**$000**	**$000**	**$000**
Revenues from sale of goods	365	1,261	823	-	2,449
Revenues from outside the operating activities:					
Interest				800	800
Total segment revenue	365	1,261	823	800	3,249
Profit/(Loss) from ordinary activities after income tax expense	(1,947)	611	(2,813)	(3,753)	(7,902)

(b) Geographical segments

Although the consolidated entity's divisions are managed on a global basis they operate in the following geographical areas being Australia, USA and Europe.

	Segment revenues from sale of goods	
	31 Dec 2003	31 Dec 2002
	$000	$000
Australia	**303**	244
USA/Europe	**1,897**	2,205
	2,200	2,449

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 1 to 8:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that Gradipore Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

S Kwik
Chairman

Sydney
23 February 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Gradipore Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Gradipore Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Gradipore Limited Group (defined below) as at 31 December 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Gradipore Limited Group (the consolidated entity), for the half-year ended 31 December 2003. The consolidated entity comprises both Gradipore Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

PRICEWATERHOUSECOOPERS

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

M W Chiang
Partner

Sydney
23 February 2004

Gradipore

23 February 2004

Gradipore Announces Share Purchase Plan Details

Earlier today Gradipore announced that it would be reactivating the company's Share Purchase Plan (Plan).

Details of the Plan are set out in the attached terms and conditions. Eligible shareholders will receive a formal letter of offer and the terms and conditions of the Plan, together with a personalised application form in the week commencing 1 March 2004.

This offer is exclusive to registered shareholders of Gradipore, whose registered address is in Australia, as at 5pm (EDST time) on 26 February 2004.

All shares issued under this offering of the Plan will be entitled to the bonus 50 cents share option issue previously announced on 9 December 2003.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -
Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Gradipore™

GRADIPORE LIMITED

ABN 79 001 001 145

SHARE PURCHASE PLAN

FIRST OFFERING 2004

GRADIPORE LIMITED
ABN 79 001 001 145

SHARE PURCHASE PLAN

SUMMARY

Please Note: Definitions used in this Summary are the same as those set out in the attached Terms and Conditions relating to the Plan

- The Plan offers all Security Holders a convenient way to increase their investment in Gradipore by purchasing Shares by way of Cash Contribution.

- Participation in the Plan is optional.

- To participate in the Plan, you must complete an Application Form, which will be sent to you by Gradipore after the announcement of yearly and half yearly results to the ASX, provided you are a Security Holder registered with Gradipore at 5:00pm on the date that is 3 Business Days after the relevant Announcement Date.

- You must complete the Application Form and return it to the Share Registry within 20 Business Days after the Announcement Date.

- Your Cash Contribution in the form of either a cheque or money order must accompany that Application Form.

- The Corporations Act and Australian Securities & Investments Commission (ASIC) policy permit the operation of share purchase plans such as the Gradipore Plan provided certain requirements specified in the ASIC policy are met. Importantly, under these conditions you can only make Cash Contributions of up to $5,000 in any consecutive 12 month period to buy Shares under the Plan.

- Shares to be issued under the Plan will be issued at the greater of:

  (i) a discount of 5% to the market price of Gradipore's ordinary shares; or

  (ii) $0.20 per Share, being the minimum issue price under the Listing Rules.

- Shares to be issued under the Plan will be issued within 30 Business Days of the Announcement Date – a holding statement will be sent to you by Gradipore's Share Registry confirming the change in your shareholding.

- Security Holders participating in the Plan will not pay brokerage or other costs. If you participate in the Plan you must however meet the cost of your own legal, financial and other advice associated with the Plan or your participation in it.

- This summary is intended as a summary only and is not intended to provide full information regarding the Plan. A detailed explanation of the operation of the Plan is set out in the Terms and Conditions and this summary is to be read subject to the Terms and Conditions. If you intend to participate in the Plan you should read this summary and the Terms and Conditions in full before deciding whether or not to apply for Shares pursuant to the Plan.

- You should also consider seeking independent legal, financial and other advice in respect of the Plan and your proposed participation in it before participating in the Plan.

GRADIPORE LIMITED
ABN 79 001 001 145

SHARE PURCHASE PLAN

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 In this Plan, unless the contrary intention appears:

'Announcement Date' means, respectively, the date of release by Gradipore of its half yearly and yearly financial results to the ASX.

'Application' means an application made for Shares pursuant to the Plan on an Application Form.

'Application Form' means a form issued to a Security Holder pursuant to clause 3.4 (as approved by the Directors) by which a Security Holder may apply to participate in the Plan.

'Applicant' means a Security Holder duly applying for Shares pursuant to the Plan.

'ASX' means the Australian Stock Exchange Limited ACN 008 624 691.

'Books Closing Date' means 5:00pm on the date which is 3 Business Days after the Announcement Date.

'Business Day' has the same meaning that it has in the Listing Rules.

'Business Rules' means the official Business Rules of the ASX.

'Cash Contribution' means a contribution by an Applicant pursuant to an Application by way of cheque, bank draft or money order.

'Corporations Act' means Corporations Act 2001 as amended from time to time.

'Directors' means the board of Directors for the time being and from time to time of Gradipore.

'Gradipore' means Gradipore Limited ABN 79 001 001 145.

'Listing Rules' means the official Listing Rules of the ASX.

'Marketable Parcel' has the same meaning that it has in the Listing Rules.

'**Plan**' means the Gradipore Share Purchase Plan, as amended and modified from time to time.

'**Purchase Price**' means the price of the Shares determined in accordance with clause 3.2.

'**Security**' means a fully paid ordinary share issued by Gradipore.

'**Security Holder**' means the registered holder of any Security whose registered address is in Australia as at the Books Closing Date.

'**Share Market Price**' means the weighted average of the sale price of fully paid ordinary shares of Gradipore on the ASX on each of the 3 Business Days on which trades of those shares have been recorded after (but not including) the Announcement Date.

'**Share Registry**' means Gradipore's share registry, currently at Computershare Investor Services Pty Ltd, GPO Box 7115, Sydney NSW 2001.

'**Shares**' means fully paid ordinary shares in Gradipore issued and allotted to an Applicant pursuant to the Plan.

'**Terms and Conditions**' means the terms and conditions of this Plan, as amended or modified from time to time

1.2 Words importing gender include the masculine, feminine and neuter genders, and the singular includes the plural and vice versa.

1.3 Headings are included for convenience only and will not affect the construction or interpretation of the Plan.

1.4 A reference to a person includes a reference to a body corporate and vice versa.

1.5 A reference to 'clause' means a reference to a clause of these Terms and Conditions.

1.6 A reference to '$' is a reference to Australian Dollars.

2. The Plan

2.1 The Plan is a method by which Security Holders may elect to subscribe for Shares by making Cash Contributions.

2.2 Participation by Security Holders in the Plan is optional and is not transferable. Rights conferred upon Security Holders under the Plan are non-renounceable and if not exercised by the due date shall automatically lapse

and become of no effect. Such rights are also non-cumulative and will not accrue from one consecutive 12 month period to the next. Security Holders receive no benefit if such rights are not exercised or are exercised only in part.

3. Operation of the Plan

3.1 Each Cash Contribution received by Gradipore from or on behalf of an Applicant will, subject to these Terms and Conditions, be used to issue and allot additional Shares to the Applicant.

3.2. Each Share to be issued under the Plan will be priced and issued and allotted by Gradipore at the greater of:

(i) a discount of 5% to the Share Market Price; or

(ii) $0.20 per share, being the minimum issue price under the Listing Rules.

Where additional Shares are to be issued and allotted at a discount to the Share Market Price, the issue price, if it would involve a fraction of a cent, will in all cases be rounded up to the nearest whole cent.

3.3 If by reason of a dividend payment, capital reconstruction, return of capital or other reason, the price at which Shares are to be issued under the Plan would not be fair and equitable to all Applicants or the other Security Holders of Gradipore, the Directors may at their sole discretion adjust the issue price of Shares under the Plan to maintain fairness and equity as between the Applicants and the other Security Holders of Gradipore.

3.4 Within 10 Business Days of the Announcement Date, Gradipore will dispatch an Application Form to each Security Holder which sets out the Purchase Price for each Share and invites Security Holders to participate in the Plan.

3.5 Subject to clause 3.6, Cash Contributions may be made by returning a duly completed Application Form to the Share Registry for such amount as the Applicant determines to be appropriate within 20 Business Days after the Announcement Date.

3.6 Cash Contributions to the Plan by or on behalf of an Applicant must:

(a) for any one contribution, be at least $500 or such higher amount as may be required to obtain a Marketable Parcel of shares, whichever is greater; and

(b) not exceed in total $5,000 during any consecutive 12 month period.

3.7 In respect of each Cash Contribution received from an Applicant, Gradipore will:

(a) on behalf of and in the name of the Applicant, apply the Cash Contribution to issue and allot to the Applicant Shares equal in number to the Cash Contribution divided by the Purchase Price or such lesser number of Shares as the Directors in their absolute discretion shall determine having regard to these Terms and Conditions; and

(b) allot that number of Shares to the Applicant within 30 Business Days of the Announcement Date.

3.8 Applicants should note that the Share Market Price may change between the date of the offer contained in the Application Form and the date when Shares are allotted to an Applicant under the Plan, which could have an effect on the price and/or value of the Shares which the Applicant would receive under the Plan. For example, if the market price for the Shares falls, the Purchase Price of the Shares to be alloted under the Plan may no longer be at a discount to the market price.

4. Eligibility

4.1 Subject to clauses 4.2 to 4.5 (both inclusive) and clauses 5.1 to 5.6 (both inclusive) all Security Holders are eligible to participate in the Plan.

4.2 No Security Holder can take part in the Plan until receipt by Gradipore of a duly completed Application by that Security Holder together with a Cash Contribution.

4.3 The Directors may in their absolute discretion accept or refuse to accept in whole or in part an Application and are entitled to do so without being required to give any reason or ground for doing so. Without limiting the foregoing, the Directors may from time to time decide that the right to participate in the Plan will not be available to Security Holders or a particular class of Security Holders:

(a) who have registered addresses as at the Books Closing Date (as recorded on Gradipore's register of members) in a country or place where participation in the Plan would or may, in the reasonable opinion of the Directors, be impractical or unlawful having regard to the rules governing this Plan and the laws or formalities of that country or place; or

(b) whose participation in the Plan might lead to foreign persons or associates of foreign persons acquiring a substantial interest or an aggregate substantial interest in Gradipore in breach of the applicable foreign takeovers legislation or policy.

4.4 Eligibility to participate in the Plan will be determined by reference to the number of Security holdings registered in the Applicant's name as at the Books Closing Date and the number of Shareholder Reference Numbers (as indicated on any holding statement relating to that particular Security Holder).

4.5 A Security Holder may make one Application per class of Security held as at the Books Closing Date per Holder Identification Number. In any event the Security Holder may only make an Application on no more than two separate occasions in any consecutive period of 12 months, irrespective of the number of Securities, classes of Securities or Holder Identification Numbers for that particular Applicant.

4.6 Each Security Holder is solely responsible for obtaining all government or regulatory approvals and consents necessary for that Security Holder to participate in the Plan. The Applicant shall be deemed to have obtained all relevant approvals and consents upon submitting an Application Form in accordance with these Terms and Conditions.

4.7 If an Application is refused (either totally or partially), Gradipore must notify the Applicant of the total or partial refusal of the Application as soon as practicable afterward and return to that Applicant any Cash Contribution or part thereof (as may be appropriate) made by that Security Holder.

5. Application Forms

5.1 Receipt of a duly completed Application Form (together with the Cash Contribution) shall be deemed to be unconditional and irrevocable acceptance by the Applicant of the relevant offer issued by Gradipore to participate in the Plan.

5.2 An Application Form received by Gradipore to participate in the Plan will not be eligible to participate in the Plan unless it is received by the Share Registry within 20 Business Days of the Announcement Date.

5.3 If Gradipore receives an Application Form, the Application Form will not be accepted by Gradipore unless the Applicant attaches the Cash Contribution that is to be made pursuant to that Application Form.

6. Shares allotted under the Plan

6.1 Subject to the constitution of Gradipore, all Shares issued under the Plan will rank equally in every respect with the existing issued fully paid ordinary shares of Gradipore and will participate in all dividends subsequently declared.

6.2 Only Shares can be issued under the Plan, irrespective of the type of Security held by an Applicant.

6.3 Shares allotted under the Plan will be registered on the share register on which the Security Holder already holds any Security or, if the Security Holder holds Securities on more than one share register, on the share register which the Directors in their absolute discretion shall determine.

6.4 On each occasion Shares are allotted to an Applicant, Gradipore (through the Share Registry) will issue an issuer sponsored holding statement to that Security Holder for the total number of Shares allotted to that Applicant. Gradipore will forward the issuer sponsored holding statement to the Applicant in accordance with the Listing Rules.

6.5 Shares will be allotted and application will be made by Gradipore to list the Shares issued under the Plan on the ASX within the relevant times specified in the Listing Rules.

7. Costs to Security Holders

No brokerage, commission or other transaction costs and no stamp or other duties will be payable by Security Holders on allotment of Shares under the Plan. Any fees associated with the Applicant's independent legal, financial or other advice in respect of the Plan or the Applicant's participation in it must however be borne by the Applicant.

8. Duration of the Plan

Subject to the approval of the shareholders of Gradipore by special resolution at each annual general meeting of Gradipore of the continuation of this Plan, the Plan will continue to operate until the Directors resolve to terminate it.

9. Modification and Termination of the Plan

9.1 The Directors may at their discretion at any time resolve to:

(a) vary the Plan and any agreement relating to the Plan;

(b) suspend the operation of the Plan; or

(c) terminate the Plan.

9.2 Any variation, suspension or termination made in accordance with clause 9.1:

(a) will be effective from the date of such resolution or otherwise from a date determined by the Directors; and

(b) will not give rise to any liability on the part of or right of action against Gradipore or the Directors.

9.3 Gradipore will give written notification to Security Holders of any variation, termination or suspension of the Plan.

9.4 The accidental omission to give notice of any variation, suspension or termination of the Plan to any Security Holders or the non receipt of any notice by any Security Holders will not invalidate the variation, suspension or termination of the Plan.

10. Maximum number of shares to be allotted under the Plan

The maximum aggregate number of Shares that may be allotted to all Security Holders under this Plan during any calendar year is 30% of the number of fully paid ordinary shares of Gradipore issued on 1 January in that year. If Security Holders oversubscribe for more than that amount of shares in any calendar year then (subject to these Terms and Conditions) the Directors may scale back applications and may allot and issue shares to Applicants on a pro-rata basis.

11. Plan

The Directors have absolute discretion to resolve any dispute concerning the Plan or the issue and allotment of Shares in such manner as they see fit or to adopt any administrative procedures in relation or the issue and allotment of any shares to the Plan as they in their absolute discretion deem appropriate. The decision of the Directors will be final and binding on all Applicants and all Security Holders.

12. Notices

Notices to Gradipore will only be effective if in writing, and in such form as Gradipore directs from time to time, and sent to Gradipore at the Share Registry or such other address as is notified by Gradipore from time to time.

13. Governing Law

The Plan, the Terms and Conditions, and the operation of the Plan shall be governed by the law of the State of New South Wales.

14. Listing Rules

The Plan is to be read subject to the Listing Rules. If the Plan contains a provision which is or becomes inconsistent with the Listing Rules, the Plan is deemed not to contain that provision to the extent of any inconsistency.

16 February 2004

President Appointed to Gradipore Sera Business

Gradipore Limited is pleased to announce the appointment of Dr Wolfgang Ruesseler as the new President of Gradipore Sera, the recently acquired independent business unit of Gradipore based in Atlanta, Georgia.

Dr Ruesseler, a qualified chemist, has spent the past 17 years in a number of senior positions within the Bayer organisation in Belgium, Germany and the U.S.

He is an expert in large-scale production of protein drugs, biological products, chemicals and polymers. He has an excellent record in process optimization, and upgrading processes from lab scale to production scale. He also has great knowledge of international bio-pharmaceutical drug regulations and quality assurance.

Dr Ruesseler was most recently Director of Global Asset Management within Production and Technology, Bayer Polymers LLC, Pittsburgh, Pennsylvania.

Earlier he worked with the Bayer Corporation at Clayton, North Carolina, where he was Director of Technology within Research and Technology of the Biological Products Division. The Bayer Biological Products Division manufactures plasma based therapeutics including IVIG and a number of hyper immune products. Before that he was Head of the Technology Assessment Department within Central Technology/Process Technology, at Bayer AG, Leverkusen, Germany.

Dr Hari Nair, Gradipore's Managing Director & CEO said, "We are extremely pleased to have secured the services of someone as qualified and experienced as Dr Ruesseler in such a relatively short time. He has both the scientific and business skills needed to ensure Gradipore Sera plays a major part in our company's plans to become a niche plasma therapeutic manufacturer. He brings with him both the experience and passion to ensure that we will succeed in fulfilling the true potential of our business."

Mr John Manusu, Gradipore's Executive Vice-Chairman said, "Dr Ruesseler brings with him a wealth of experience in the plasma therapeutics market. Dr Ruesseler will use this experience to ensure Gradipore Sera will grow as a stand alone business whilst contributing significantly to Gradipore's **Triple 5** vision of achieving $500 million market capitalisation, with $50 million dollars profit annually within 5 years."

Dr Ruesseler, who will report directly to both Dr Nair and Mr Manusu, will take up his new post on February 17, 2004. Dr Nair and Mr Manusu, will continue to oversee the Atlanta business on a rotational basis until the business is well established.

Gradipore Sera was formed when Gradipore purchased Serologicals Corporation's therapeutic plasma business last month.

Gradipore Sera has some 150 employees, revenue of US$28 million in calendar 2003 and an annualised operating profit of approximately A$2 million.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

This release contains certain forward-looking statements and are therefore subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Serologicals Corporation

Gradipore

27 January, 2004

Gradipore and Serologicals Successfully Complete Proof of Principle Agreement

Gradipore Limited and Serologicals Corporation today announced the successful scale up of a process used to purify hyperimmune IgG from source plasma using Gradipore's patented Gradiflow technology.

Gradipore developed a Gradiflow application, initially on an analytical scale using the BF-400 unit. As a second stage Gradipore replicated this separation using the GF-100, which is a GMP compliant production scale unit. Using the GF-100 Gradipore fractionated commercial quantities of plasma, representing a 500 fold increase in scale. The process is being developed hand in hand with a Drug Master File (DMF) for Gradiflow technology.

The scale up process culminated in a rigorous examination of the Gradipore facilities and the Gradiflow process carried out by senior scientific staff from Serologicals. Gradiflow was demonstrated to be scalable, robust and capable of reproducibly producing the same commercial production results time after time.

Gradipore Managing Director and CEO Dr Hari Nair said, "We are delighted with the outcome of the scale up as this represents an important part of Gradipore's development program. This project demonstrates that the Gradiflow technology is a truly scalable production platform and is an attractive alternative to existing technologies in a commercial setting especially for niche plasma applications".

David Dodd, CEO of Serologicals said, "We are very pleased with the successful outcome of this program and believe it demonstrates the Gradiflow technology to be scalable and relevant to the production of important therapeutic products. We look forward to continued collaboration with Gradipore in the future".

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.
For information on Gradipore, visit the company's corporate web site at www.gradipore.com.

About Serologicals
Serologicals Corporation, headquartered in Atlanta, Georgia, is a global provider of biological products and enabling technologies, which are essential for the research, development and manufacturing of biologically based life science products. The Company's products and technologies are used in a wide variety of innovative applications within the areas of oncology, hematology, immunology, cardiology and infectious diseases, as well as in the study of molecular biology. Serologicals has more than 650 employees worldwide, and its stock is traded on the Nasdaq National Stock Market under the symbol SERO.

Gradipore

19 January 2004

Gradipore Completes Acquisition of Serologicals' Therapeutic Plasma Business

Gradipore Limited today announced that it has completed its agreement with Serologicals Corporation of Atlanta, Georgia to acquire that company's therapeutic plasma business, Serologicals Specialty Biologics Inc. The acquisition was originally announced on 22 December 2003.

The company confirms the terms of the deal as follows:

- Gradipore has agreed to pay US$5 million, for the equity of Serologicals Specialty Biologics Inc. US$3.5 million was paid on 15 January 2004, with a further US$1.5 million to be paid on 31 December 2004.
- Gradipore has agreed to pay US$11.8 million for the working capital of the business in 10 quarterly instalments beginning in the first quarter of calendar 2005.
- The parties have agreed to accelerate payment of US$1 million of the US$11.8m, depending on the acquired business exceeding certain performance targets in the first half of calendar 2004.

As explained in the original announcement of 22 December 2003 the acquisition is expected to generate operating profit for Gradipore Limited of A$2 million in the 2004 calendar year. The business recorded sales revenue of US$28 million in calendar 2003.

Gradipore Managing Director & CEO Dr Hari Nair said, "This acquisition represents a significant chapter in the history of Gradipore and will be a major contributor to the future success of the company."

Mr John Manusu, Gradipore's Executive Vice-Chairman said, "Acquiring a source plasma business along with the company's patented Gradiflow technology, represents two of the three stages required to transform Gradipore into a niche therapeutic supplier. The third stage, as identified in our 200 day strategy announced in December last year, is the incorporation of a manufacturing capability for the company".

The acquired business comprises ten plasma collection centres across the United States, a central testing laboratory located in Atlanta, Georgia and a staff of approximately 160 people. The majority of these employees, including the management team, will be retained by Gradipore. Both Dr Nair and Gradipore Executive Vice Chairman Mr John Manusu will assume executive responsibility for the new business with each being based in Atlanta on a rotational basis. The company will appoint an US based President for this subsidiary in due course.

"This is an exciting time for everyone involved with Gradipore. We are making excellent progress in achieving the objectives set out in our 200 day strategy and I look forward to reporting on further developments going forward," Dr Nair said.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

This release contains certain forward-looking statements and are therefore subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Managing Director & CEO
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

minomic Gradipore

21 January 2004

Gradipore Enters into Distribution Agreement with Minomic for the Gradiflow BF400

Gradipore Limited and Minomic Pty Ltd are pleased to jointly announce that they have entered into a non-exclusive distribution agreement for the Gradiflow BF400 unit.

Gradipore believes that the emerging field of proteomics, the study of proteins and the role they play in health and disease, is a key potential application for the laboratory scale BF400 Gradiflow instrument. As an Australian company with an established track record in proteomics, Minomic is well positioned to explore opportunities to increase sales of BF400 throughout the Asia Pacific region.

Gradipore Managing Director Dr Hari Nair said, "As part of the Company's 200 day strategic plan, we are committed to entering into new distribution agreements in order to increase sales of the BF400 instrument."

"The agreement with Minomic is an important first step in this regard. We will continue to examine other potential commercial relationships that can help us to more effectively target potential markets for the BF 400 instrument in global markets."

The agreement is effective immediately for a one year term when continuing distribution terms will be finalised. This agreement has a revenue potential of AUD$100,000 for Gradipore and represents a first of many distribution agreements to tackle the international sales of the BF400 instrument.

Minomic CEO Dr Brad Walsh said "Minomic is very excited to further strengthen the excellent working relationship we have with Gradipore and we look forward to sharing immense success in this new venture."

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.
For information on Gradipore, visit the company's corporate web site at www.gradipore.com

About Minomic
Minomic is a leading Australian based proteomics research company. It markets its own products and those of its commercial partners.
For information on Minomic, visit the company's corporate web site at www.minomic.com

Inquiries -

Simone Lockwood	**Dr Brad Walsh**
Company Secretary	**CEO**
Gradipore Limited	Minomic Pty Ltd
(02) 8977-9000	(02) 8977-9050

Inquiries - Gradipore
Dr Hari Nair
Managing Director
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Inquiries - Serologicals
Bill Davis
Corporate Communications
(800) 842-9099
(678) 728-2018

Gradipore

22 December 2003

Gradipore to Acquire US$28 Million Serologicals' Plasma Therapeutic Business

Gradipore is pleased to announce that it has entered into a definitive agreement with Serologicals Corporation, Atlanta, Georgia to acquire that company's US$28 million plasma therapeutic business. Gradipore will acquire the equity of the business for US$5 million. Gradipore will fund this acquisition from existing resources.

The transaction is expected to close prior to January 31st 2004 pending completion of customary closing conditions. This business will be earnings positive from acquisition and represents a major step forward in the transformation of Gradipore into a niche plasma therapeutic company, as outlined in the Company's 200 day plan. This acquisition is expected to increase Gradipore's profit by AUD$2 million.

The Plasma Therapeutics business comprises ten plasma collection centers across the United States, a central testing laboratory located in Atlanta, Georgia and a staff of approximately 180 people. Gradipore will retain the majority of the employees of the business, including the management team. The Plasma Therapeutics business is the market leader in the hyperimmune source plasma business and had sales of US$28 million in 2003.

Commenting on the acquisition, Gradipore Executive Vice Chairman Mr John Manusu said, "The decision by Serologicals to exit this business, in accordance to Serological's strategy to transform their Company into an innovation based Life Sciences Company, has presented an excellent opportunity for Gradipore to acquire a source of hyperimmune plasma. The additional sales revenue and cash flow positive nature of this business will enhance the company's financial stability while enabling us to pursue our therapeutic ambitions."

Gradipore Managing Director & CEO Dr Hari Nair said, "Locking up a supply of plasma represents the second of three stages in converting Gradipore into a niche therapeutic organisation. Gradipore's patented Gradiflow technology represents the first stage. This is truly a significant and exciting development for Gradipore as we proceed towards systematically unlocking the commercial potential of the Gradiflow technology and creating value for both our employees and shareholders," Dr Nair said.

Dr Nair further stated that "The plasma therapeutics business comprises of valuable FDA approved protocols to collect hyperimmune plasma. This will be exploited by Gradipore in its transformation into a niche therapeutic supplier."

David A. Dodd, President and Chief Executive Officer of Serologicals Corporation, stated, "We are pleased that we have successfully reached an agreement with Gradipore for the sale of this business. Our outstanding team of employees will continue to serve the industry with the same level of customer attention and quality as we have historically."

Corporate Venture Associates of Orange County, California, was the acquisition advisor for Gradipore in the transaction.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

About Serologicals
Serologicals Corporation, headquartered in Atlanta, Georgia, is a global provider of biological products and enabling technologies, which are essential for the research, development and manufacturing of biologically based life science products. The Company's products and technologies are used in a wide variety of innovative applications within the areas of oncology, hematology, immunology, cardiology and infectious diseases, as well as in the study of molecular biology. Serologicals has more than 800 employees worldwide, and its stock is traded on the Nasdaq National Stock Market under the symbol SERO.

Inquiries -

Dr Hari Nair
Managing Director
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Gradipore

11 December, 2003

Gradipore Announces Key Appointment to Improve Gel Manufacturing Process

Gradipore Limited today announced that Professor David Solomon A.M., FAA, FTFE, FRACI will be responsible for identifying and resolving all outstanding issues associated with the company's gel manufacturing process.

Professor Solomon is credited with the development of Australia's polymer based currency for which he was awarded the bicentenary science award. Professor Solomon has previously been associated with the successful transfer of development products to the market in companies in Australia, the UK and the USA. He initially developed the gel manufacturing process for Gradipore while Head of the School of Chemistry at the University of Melbourne. He is currently Professorial Fellow in the Dept of Chemistry and Biomolecular Engineering at the University of Melbourne. He holds extensive patents and has published widely in the field of Polymer Science.

As part of the consultancy agreement, Prof Solomon will be granted 200,000 share options exercisable at 50 cents. These options are tied to the achievement of four agreed milestones. The milestones are based on the attainment of agreed production pass rates within specific timeframes.

Gradipore Managing Director Dr Hari Nair said, "The resolution of manufacturing issues that have affected the Gels business is a key priority in our 200 day strategy which was released to the market recently. The appointment of Professor Solomon is a significant step in ensuring the achievement of this objective and turning Gels into a profitable business for Gradipore."

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Managing Director
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Gradipore

9 December 2003

Gradipore successfully places 6 million shares

Gradipore Limited is pleased to announce the A$2.7 million placement of 6,000,000 new fully paid ordinary shares at $0.45. The funds will be used to augment the Company's working capital.

Gradipore Chairman Mr Stephen Kwik said, "The placement provides additional funding and the support of sophisticated investors which will assist us to achieve the strategic and business imperatives outlined in the 200 day strategy announced last week. This in turn provides us with the necessary foundation to realise the full commercial potential of the Company's technologies."

Bonus Option Issue:

Gradipore further announced that the Board of Directors has resolved to offer a bonus option issue to all shareholders at no cost. The issue will be prescribed on the basis of one option for every five shares held on the record date. The record date will be advised early in the new year.

The bonus options will be tradeable and the exercise price will be $0.50 per new share. The options expire on September 1, 2004. The Company will apply to the ASX for the listing of the options. A prospectus will be mailed to shareholders eligible to participate in the bonus option issue once the record date has been set.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Managing Director
Gradipore Limited
(02) 8977-9000

John Manusu
Executive Vice Chairman
Gradipore Limited
(02) 8977-9000

Simone Lockwood
CFO
Gradipore Limited
(02) 8977-9000

Gradipore

4 December, 2003

Senior Management Appointments

In line with the company's 200 day strategy, Gradipore Limited is pleased to announce the following appointments to its senior management team.

- Simone Lockwood – Chief Financial Officer
- Kailing Wang – Chief Scientific Officer and General Manager, Separations Division
- Steve Lundberg – CEO, Gradipore Inc (US) and President, Gels Division

Further details on each new appointment are provided below.

Simone Lockwood, Chief Financial Officer

Simone Lockwood is a member of the Institute of Chartered Accountants in Australia and holds a Bachelor of Business (Accounting) from the University of Technology, Sydney.

Simone's career encompasses periods in both the accounting profession and in commerce. Following over seven years with international accounting firm Deloitte Touche Tohmatsu she left the profession to pursue financial roles in several multinational companies (both locally and in the United Kingdom) before joining Gradipore as Financial Controller and Company Secretary in April 2002.

Simone Lockwood remains the Company Secretary of Gradipore Limited.

Kailing Wang, Chief Scientific Officer and General Manager, Separations Division

Kailing Wang completed her Bachelor of Science in 1986 and Master of Science in 1989 from Fudan University in China. She obtained her PhD degree majoring in protein biochemistry at the University of Sydney in 1997. She continued her work as a postdoctoral research officer at University of Sydney for two years upon completion of her PhD degree. In addition she worked as a postdoctoral fellow in the Molecular Cardiology Unit at the Victor Chang Cardiac Research Institute for a period of two years.

Dr Wang joined Gradipore in 2000 as a Senior Research Scientist in the Commercial Separation Division. Following her appointment as a Scientific Manager for the Commercial Separations Division, her primary role was to develop and execute research and commercial projects, co-ordinate collaborations with customers and international leading experts in plasma fractionation and prion research areas. During this period Kailing established and ran the Prion project including negotiating all associated agreements with research and commercial partners.

Steve Lundberg, CEO, Gradipore Inc (USA) and President, Gels Division

Steve Lundberg has been involved with biotechnology sales and marketing for over 30 years. This includes initial sales experience with scientific products and founding ISC/BioExpress, a leading national U.S. distributor of biotechnology supplies and equipment. During this time Steve built ISC into a US$20million plus business before selling to a global life science organisation. More recently Steve has worked with Gradipore Inc. as Vice President (Sales) in the Gels Division - U.S.A and was

instrumental in establishing the current U.S. distribution channels. He will be based in Gradipore's United States office in Hawthorne, New York.

Steve is a graduate of the University of Minnesota Carlson School of Business and holds a Bachelor of Science Business degree.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair	**John Manusu**	**Simone Lockwood**
Gradipore Limited	Gradipore Limited	Gradipore Limited
(02) 8977-9000	(02) 8977-9000	(02) 8977-9000

Gradipore

3 December, 2003

Gradipore Announces Details of 200 Day Strategy

Following on from the AGM Gradipore is pleased to present its strategic and business imperatives for the remainder of the fiscal year ending June 2004. As foreshadowed in earlier communications, this 200 day execution strategy sets out the immediate priorities for the company as it undergoes a change in culture and outlook from a predominantly research based focus to a commercially driven organisation.

Gradipore Managing Director Dr Hari Nair said, "Accountability and transparency will be key to restore shareholders' confidence in our ability to unlock the value of Gradipore's technology and fully realise the company's commercial potential."

"This 200 day plan will enable our shareholders and other interested parties to track our progress against stated priorities and ensures that the Board of Directors and senior management team are fully accountable to the owners of the company."

Major initiatives and priorities include the following:

- Separations Division
  The focus will be on identifying and developing a therapeutic application for the Gradiflow technology. The strategy contemplates the negotiation and execution of suitable manufacturing Joint Ventures, with the technological Drug Master File for the US Food & Drug Administration (FDA) completed and work commenced on FDA application for the first therapeutic drug application by the end of the fiscal year.

  In addition, applications for a smaller scale therapeutic unit will be investigated with possibilities to include bioterrorism and veterinary uses. The company will seek to accelerate sales of Gradiflow instruments through the completion of Proof of Principle Agreements and increased marketing activities for Development Agreements and the GF100 and by the establishment of a distribution agreement for the laboratory scale BF400 instrument.

- Gels Division
  The immediate priority in the Gels business is the appointment of a suitable external consultant to ensure the resolution of all outstanding manufacturing issues, with sales to be enhanced by entering into distribution agreements to expand the availability of Gradipore's gels into new markets.

- Diagnostics Division
  This business will be evaluated in order to ascertain its fit with the company's long term strategy.

"Going forward for the remainder of this fiscal year, the Board and management will be absolutely focused on the execution of each identified action item. In the future we will report to shareholders and the market by reference to the priorities outlined in this strategy."

"The implementation of this strategy, we believe, will provide the company with the direction and change in culture necessary to achieve a commercial return from our intellectual property," Dr Nair said.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

Dr Hari Nair
Gradipore Limited
(02) 8977-9000

John Manusu
Gradipore Limited
(02) 8977-9000

Simone Lockwood
Gradipore Limited
(02) 8977-9000

Gradipore™

11 November 2003

Dear Shareholder,

This is the first of my updates to you in my role as Chairman of Gradipore Limited. I would like to take this opportunity to inform you of the changes that have been introduced since the conclusion of the Company's Annual General Meeting on 23 October. These changes can be summarised as follows:

- The Board has been reconstituted,
- The previous management team has been restructured,
- Cost reduction plans have been accelerated,
- Corporate Governance has been strengthened.

Further details of each of these initiatives are provided below.

The Board has been reconstituted

The Board has been considerably strengthened by the addition of three independent Board members, namely myself, Dr Choon Lee and Dr Jim Brown, to complement the two executive directors, Dr Hari Nair, who is also the new Managing Director and John Manusu the executive vice chairman. John Manusu and Dr Howard (Perry) Manusu were elected by shareholders at the recently completed AGM. Both Perry and John are the only directors on the Board who were associated with the previous Boards. They are both passionate about the Company and their long association with Gradipore will be of tremendous value going forward.

CV's of each of the Board members are available on the Company's website at www.gradipore.com.

The management team has been restructured

Much of the previous management team has been replaced. Dr Hari Nair and John Manusu are executive directors of your Company and we look to them now to implement Board policies. Senior management is currently re-assessing all the various projects of your Company. Although substantial progress has been made towards this end, at this point in time, it is a little too premature to conclude with any degree of finality the direction that will be taken.

The management team has been preparing a 200 day action plan which I expect will be finalised very soon. This plan is being developed to help drive the organisation towards the achievement of commercial targets in each of the business units. The plan is designed to cement the change of culture required to take Gradipore from a predominantly research focus to a commercially driven organisation. I undertake that once the future direction has been approved by the Board, the Company will communicate to you in some detail regarding the future path and actions we intend to take.

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia | Telephone 61 2 8977 9000 | Internet www.gradipore.com
PO Box 6126 Frenchs Forest NSW 2086 Australia | Facsimile 61 2 8977 9099 | Email info@gradipore.com

Cost reduction plans have been accelerated

Cost reduction plans have been implemented. Non-executive director fees have been reduced by 40%, executive director remuneration packages have also been reduced and the workforce has been cut by nearly 20%. These measures have resulted in cost savings of over $1.5 million per annum. All non-executive directors' retirement packages have been cancelled with immediate effect. Instead the Board has introduced incentive-based packages, details of which are being finalised. The steps taken illustrate the determination of the Directors to strictly follow a plan to conserve the cash resources of the Company.

Corporate governance and continuous disclosure will be enhanced.

Good corporate governance includes the establishment of an Audit Committee, consisting of entirely independent directors, and a Compensation and Nomination Committee, also consisting entirely of directors unrelated to management.

Accordingly, an Audit Committee, to be chaired by Dr Jim Brown and a Remuneration and Nomination Committee to be chaired by Dr Choon Lee are in the process of being formed. Each Committee will have its own Charter duly approved by the Board, prescribing its respective roles and mandates. As you may be aware, best corporate governance practice precludes the Chairman of the Board to chair any of these committees.

Further, proper assessments of each director, including the Managing Director, will be made annually.

In keeping with a renewed commitment to ensure that all shareholders are kept informed of all developments, the Board is and will ensure that all material developments of the Company are released expeditiously.

Conclusion

In conclusion, let me assure you that your Board has moved swiftly to stabilise the Company. A number of difficult decisions have already been made, however we remain confident that through these actions we will set in place the strong foundation necessary for the long term success of your Company.

Finally may I take this opportunity on behalf of the Board of thanking you for your continuing support of Gradipore.

Yours sincerely,

Stephen Kwik
Chairman

Gradipore

27th October, 2003

Board Appointment

At a Board meeting held this morning Dr Chenicheri Hariharan (Hari) Nair was formally appointed to the Board of Gradipore Limited. Following this appointment, Professor Jeremy Davis resigned from his position as Non-executive Chairman, as had been foreshadowed at last weeks Annual General Meeting.

The new Board is scheduled to meet later today at which time there will be additional appointments to the Board as well as the position of Chief Executive Officer. A further announcement will be made to the Australian Stock Exchange at that time.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -
John Manusu
Gradipore Limited
(02) 8977-9000

Gradipore

27th October, 2003

New Board Appointments

As foreshadowed in an earlier announcement to the ASX today, Gradipore Limited confirms the appointment of the following new members to the company's Board of Directors.

- Mr Stephen Kwik (non-executive Chairman)
- Dr Hari Nair (Managing Director)
- Dr James (Jim) Brown (non-executive Director)
- Dr Choon H. Lee (non-executive Director).

The new directors will join Mr John Manusu (Executive Vice Chairman) and Dr Perry Manusu (non-executive Director) who were each elected to the Board by shareholders at the company's Annual General Meeting on 23 October 2003.

The Board expects to be in a position to provide further information to the ASX and shareholders concerning the future direction of the company within the next few weeks.

Set out below are further details concerning each of the new directors.

Stephen Kwik – non-executive Chairman

Mr Kwik is a chartered accountant with extensive international commercial experience. Mr Kwik has been involved with corporate governance for over 25 years with operations in Europe, North America and Asia. Prior to joining Gradipore, Mr Kwik was Managing Director of Peptech Limited where over the past three years he made a significant contribution to the development and success of that company, in particular negotiating a number of commercialisation agreements. He was responsible for increasing Peptech's capitalisation from just over $20 million when he joined to over $300 million on his resignation.

Dr Hari Nair – Managing Director

Dr Nair has a PhD in Medicine and Clinical Science from the Australian National University. Dr Nair has run biotechnology companies in Australia and overseas. He was until recently the CEO of Gradipore (US), focusing on the negotiations of multi-million dollar transactions with global corporations. He has in the last decade been involved in the strategy and implementation of global expansion policies in biotechnology. Dr Nair is a non-executive Director of Avastra Limited. Dr Nair is the named author in over 40 published and pending international patents and more than 70 scientific publications. Throughout his career he has established and led a number of international research groups, obtaining over $20 million of both peer reviewed public grants and grants from private organisations. He is on the review panel of many international research funding organisations, and received many awards from international organisations.

Dr James (Jim) Brown – non-executive Director

Dr Brown holds degrees in Microbiology and Parasitology and gained a PhD in Clinical Immunology from Brunel University and the Middlesex Hospital Medical School, London. He worked for 15 yeas on tropical diseases at the UK Medical Research Council Laboratories in The Gambia, West Africa where he was Chief Research Officer. Dr Brown has authored and/or co-authored more than 50 major publications including books. In 1989, Dr Brown became Managing Director and founder of Bioreliance and Magenta Biotech, Europe. Dr Brown joined Amersham International in December 1992 and was appointed Vice President, Business Development and Licensing. In 1995 he became President of the International Division responsible for all of the Amersham Biosciences companies and distributors in Latin America, Russia, Eastern Europe, Middle East, Africa, Australia and Asia Pacific, including China. Since then, this part of the business has grown from US$14 million to US$110 million. Dr Brown is also responsible for all of the Commercial Alliances between Amersham Biosciences and third parties.

Dr Choon H. Lee – non-executive Director

Dr Lee is a consultant Physician, Cardiologist and Hematologist in private practice. He is one of a very select number of physicians in Sydney who has been appointed as a visiting consultant at 2 teaching hospitals in two different sub-specialties, namely Hematology/Oncology at Westmead Hospital and Cardiology at Nepean Hospital. His exposure in medicine ranges from bone marrow transplantation and the treatment of leukemia to various cardiological interventions His awards include:

- Singapore President Scholarship;
- University of Adelaide under the Colombo Plan Scholarship, winning more than half of all prizes and awarded the University Gold Medal in medical school; and
- The Albert Baikie Medal for the best young investigator in hematology 1979

Today Dr Lee is a very successful physician in private practice and joins Gradipore as a non-executive Director.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -

John Manusu	**Dr Hari Nair**
Gradipore Limited	Gradipore Limited
(02) 8977-9000	(02) 8977-9000

Gradipore

CHAIRMAN'S ADDRESS

GRADIPORE LIMITED
ANNUAL GENERAL MEETING

OCTOBER 23rd 2003
POWERHOUSE MUSEUM

On behalf of your Board, I would like to take this Annual General Meeting as an opportunity not only to report on the past year – looking at the challenges the company faced and the steps the Board has taken to meet these – but also to look forward and share with you our vision for the future strategic direction.

THE YEAR IN REVIEW

The company's performance over the past year has been disappointing. At last year's Annual General Meeting, I reported to you that the Board had adopted a budget which aimed to limit the net cash burn to less than $10 million in the financial year and hence to position the company to achieve cash break-even in the next financial year, i.e. 2003-2004.

The actual results fell short of these budget goals. While expenditure was held to budgeted levels, the company failed to achieve real momentum in sales and revenues.

Why was this shortfall so pronounced? The solid performer of the group was the Diagnostics business which increased sales and contribution by 21% and 26% respectively. However this positive Diagnostics result was swamped by the fact that the company's budget relied on three risky strategies to pay off – and all three failed to do so.

Let me summarise the problems that arose and then the actions we have taken to address these issues.

First, the gels business plan called for a significant expansion of the product range in order to launch a Gradipore branded gels line through a major new distributor with a significant front-end investment in marketing support. The expanded range, however, introduced instability in the production process which showed up in the form of high scrap rates causing major manufacturing cost variances. These production problems, and the backorders that resulted, exacerbated distribution issues and so tended to nullify the marketing investment. These problems have been tackled. At the Board's instigation, outside experts were brought in to work with manufacturing and engineering to resolve the production instabilities. Yields have improved significantly but are not yet completely satisfactory. On the customer side, the penetration achieved using the Gradipore brand did not reach levels satisfactory to either ourselves or our distributor. We have now sharply cut back the marketing support behind the Gradipore brand, relying instead on building value through distributors who sell our gels under their own badge.

Second, the company had committed itself almost two years ago to release the BF400: this was the first of what was intended to be a line of instruments for research laboratory use. The strategy here was not only to generate revenue near term but also importantly to build understanding and acceptance of membrane electrophoresis among research scientists to whet their interest in its many applications. The launch was directed at an initial market segment in monoclonal antibodies and supported by a small direct salesforce in the US.

Feedback from the market very quickly showed that the initial segment choice was not well grounded and the marketing support (in the form of well defined user protocols and application notes) insufficient to meet their needs. Although consideration was given to withdrawing the instrument from sale, the Board supported a strategy to reposition the instrument for use in proteomics research and an urgent program was implemented to provide more comprehensive and user-focused protocols for that segment.

Third, the budget anticipated that, in the larger scale Gradiflow market, the company would close at least one significant licensing agreement with the sale of a GF100 unit. This reflected the fact that several Proof of Principle agreements were in hand or under negotiation, with two of these directed at the hyperimmune end of the plasma market (where processing volumes are much smaller and hence the difficulties in scaling up reduced). Again this hope was not realised. The primary focus of effort over the last three years has been blood fractionation. But the structure of that industry – in terms of concentration and regulation – and the widely reported competitive pricing pressures being experienced have been unhelpful. For example, just as the Proof of Principle for Aventis was successfully completed, the parent announced that it intended to exit the business. This is hardly an environment conducive to the sale of our technology. Yet, we must also recognise that Gradipore was asking a great deal of Gradiflow : that a technology proven at laboratory bench scale could be scaled up reliably and quickly to meet the large volume requirements of the plasma business without going through any intervening steps. In fact, we have not been able to demonstrate consistent reliable performance in scale-up mode. In hindsight, the company was playing from weakness rather than strength by this choice of target.

To summarise : all three strategies entailed significant risk and none succeeded in providing the revenue momentum needed. Facing these challenges, what actions has your Board taken?

First and foremost, the Board has acted to cut back on expenditure and use of cash. By December, it was clear that revenue forecasts would not be achieved. The Board initiated urgent contingency planning and a program to curb expenditure. A first round of redundancies was put into effect in January; subsequent focused cuts have reduced the employment count from over 100 at the peak to some 67 today. With other measures, this has reduced annual gross expenditure from a running rate of $21 million per annum to below $14 million per annum now. In our judgment, however, further significant redundancies would only be possible if the company were to withdraw from a discrete line of business.

Second, the Board has overseen major changes in organisation structure. Gradipore is now organized into three clear separate lines of business, each with a General Manager who is fully accountable for its performance. This change in structure was needed to clarify lines of authority and accountability, and to transform the company's culture from its focus on research to a primary concern for commercial outcomes. There have been significant changes in management and the Board. Details of these changes have been advised to shareholders as they occurred and are summarized in the annual report. The essential outcomes are these:

- Robert Lieb concluded his year's appointment as Chief Executive Officer in May and, after a short period in which I acted as Executive Chairman, we have now appointed Greg Pynt as CEO.

- three new non-executive directors have joined the Board since the last Annual General Meeting – Dr John Eady last December, Dr Colin Sutton in August and Mr. Peter Jenkins in September. Robert Lieb has decided not to seek re-election and so will leave the Board at the close of this meeting.

Gradipore today has a Board with a clear majority of independent directors who together have very considerable commercial experience and strongly complement each other's strengths.

FUTURE DIRECTIONS

Having addressed the urgent and pressing issues of expenditure reduction, organisation restructuring and leadership, the Board is now focused on the central question of the strategic direction of the company and the resources required.

As a Board, we are committed to unlock the potential value of the Gradiflow technology. We recognise that successful commercialisation of this technology is central to creation of value for our shareholders. The diagnostics business is a valuable contributor and has considerable further potential still to develop. However, it does not have the scale or potential upside necessary to carry the company to profitability. Similarly, while the losses in gels are being brought under control, the rapid growth in precast gels has slowed and market penetration is also likely to be slower. I do not intend to diminish the value of either of these smaller businesses but rather to emphasise that Gradiflow is the company's greatest asset.

Our vision to realise the real value of Gradiflow calls for a two pronged strategy. For the immediate future, we will continue to market the BF400 as a research level instrument. The goal is to build sales urgently, initially both direct and by selected

distributorships; but ultimately we see this business best suited to a joint venture agreement with an established laboratory equipment supplier. Our strategic path here is not simply to find a partner to market the BF400 but rather to develop, with that partner, a line of instruments designed to meet specific needs across a diverse range of research scientists and applications. The goal is to fund the development of these new instruments and work towards incorporating the Iso Electric Trapping (IET) technology developed in collaboration with Professor Gyula Vigh at Texas. As you know, IET is a more sophisticated "next generation" version of Gradiflow. I can report to shareholders that this strategy is being actively pursued and discussions have commenced with a number of potential industry partners.

The second prong of the strategy is to release Gradiflow's potential as an industrial technology – i.e. in a production setting not only a research setting. Our vision is to move from the sale of instruments and consumables and the licensing of technology to the direct use of Gradiflow as a competitive weapon to produce niche products in high value areas.

To succeed here, we must address both the present limits on the technology and the priority to be accorded to different market opportunities. The GF100, which is the first significant step along the path to scale up the process, has not yet demonstrated reliable and robust performance. As we work to complete contracts with existing customers, we are undertaking a rigorous audit to identify and define the technical issues to be resolved and the potential capabilities of this unit. At the same time, we are actively exploring the market potential for high value low volume products which can potentially be manufactured directly. Such opportunities arise in plasma and elsewhere because major companies (including the leading global fractionators) tend

to focus on the large scale markets for which their technologies and processes are so well suited. Our focus is on valuable niches compatible with Gradiflow's attainable scale. This market analysis is being undertaken with LEK, a leading consulting firm with particular expertise in the biotechnology sector.

As a technology for biological separations, Gradiflow offers unique capabilities which continue to be recognised and acknowledged within the scientific community. One of our great challenges is to identify those which represent significant commercial opportunities. Even at a time when we are sharpening our focus on a smaller number of targets, developments occur as an outcome of past investment by the company in exploratory research. It is a pleasure to inform shareholders of a recent significant development announced on Tuesday that offers real but not yet quantified potential for the company.

Gradipore has been collaborating for some time with Professor John Aitken in a novel approach towards isolation of human spermatozoa for assisted conception. Professor Aitken is the Director of the recently-established ARC Centre of Excellence in Biotechnology and Development, based at the University of Newcastle.

Professor Aitken and his team have used the Gradiflow process in laboratory trials in order to isolate healthy sperm. These studies indicate that healthy, undamaged spermatozoa can be rapidly and efficiently recovered from human semen in a fraction of the time taken with conventional laboratory techniques. Furthermore the Gradipore approach does not subject the spermatozoa to the stresses and strains imposed by the centrifugation procedures commonly employed in assisted conception clinics.

The process will now go into field trials to be verified using infertility patients. It is anticipated that these trials will take between 3 and 6 months to prove the validity of the process and a further 6 to 9 months before an instrument would be readily available to clinics.

Gradipore intends to continue its collaboration with Professor Aitken and the ARC Centre of Excellence to develop the approach for use with other mammalian species. While this collaborative outcome is welcome, I should insert a note of caution. It is early days and we can't be sure yet what the best revenue model could be in such markets : it may be the sale of instruments or the provision of a more integrated service. We intend to actively pursue opportunities that go beyond providing our technology to others to use.

CLOSING REMARKS

We have been told by the financial markets that they respect the Gradiflow science but not its past method of implementation. The instability caused by a mooted board challenge last June, which never eventuated, served to lower morale amongst employees and reduce the attractiveness of Gradipore as an investment proposition. We are, as a Board, conscious of the critical need for stability and realism in our decision making.

We recognise that the company's losses over the past three years have substantially depleted the capital entrusted to Gradipore by its shareholders. It is obvious that, to achieve our vision, we will need to raise further capital within 12 to 18 months.

This lends great urgency to our strategic review of the technology and market. We expect to determine the priority market and establish the business case for this before year end.

The challenge to the Board is to determine which of the many opportunities that have been canvassed represent the best path – in terms of risk, resource requirements and reward. We are excited by the opportunities for this great technology and we look forward to your continued support.

Professor Jeremy Davis

Chairman

Gradipore Limited

Gradipore

CEO'S ADDRESS

GRADIPORE LIMITED
ANNUAL GENERAL MEETING

OCTOBER 23rd 2003
POWERHOUSE MUSEUM

While it is customary to spend a few minutes on one's background at times like this, I do not intend to do so as you have been sent a copy of my resume recently. Perhaps the only thing to add is that I am a long term shareholder in Gradipore having purchased my holdings at prices between 4 and 8 times today's. I have also had an on going association with the company, having been constantly in touch during my past life as an investment banker.

You are entitled to ask why a person with my background would be invited to become the CEO of the company– indeed many of your broker/ advisers have asked that question quite aggressively. The answer lies in the words "change of culture" and skill balance which the Chairman mentioned in his presentation. The Board had identified many changes and improvements but without a full time CEO found it difficult to implement them in a timely fashion.

Gradipore is like a precocious teenager – full of promise but hard to control. My role to date has been to complete the implementation of much of the work started by Jeremy and the Board and move on from there. To achieve this, the approach of the organisation has to be changed from a scatter gun to a very focused, value driven one. The following questions must be asked "What is the value proposition for Gradipore? for the client? and for the shareholder? over what time frame? before we commit to

anything. Processes have to be changed, further cost savings identified and the necessary changes driven through.

In this regard our employee numbers are now stable, absent a fundamental shift in the organisation; distribution agreements are being put in place for gels and the research instrument and collaborative discussions are taking place with industry players to accelerate the commercialisation the Gradiflow technology.

We are looking to sub lease spare space in our New York and Frenchs Forest offices. Our systems have been changed with the objective of reducing our investment in working capital. There is still some work to do on expense saving but the low hanging fruit has been removed. The major focus now must be on revenue generation

To continue my analogy that teenager has had many brilliant ideas but like teenagers has lacked the concentration and drive to resist other temptations as they came along. This does not take away from the value of the ideas; it merely means that someone has to come along and sort through them picking and choosing the ones that meet the earlier criteria. Then we need to go forward very rapidly.

I have only been in the job a little over three weeks so I cannot tell you with certainty which ones we will select. I can tell you with a certainty that the personnel we have in the company are co operating in the search with enthusiasm and that, in my opinion, morale, having hit bottom during the June disruption, is now on the way back. We have been conducting a 24 hour two week set of experiments and were overwhelmed by volunteers for the night shift.

So to borrow a very famous phrase : What is my vision for Gradipore? Where do I see the company going? I see a company which has accepted technology which it has not commercialised by persuading others to use it. Therefore, it seems to me that, as the Chairman has outlined, the company should proceed to commercialise the technology itself. This will be accomplished in two stages:

- sale of our technology in a toll manufacturing concept i.e. processing for others; and
- moving on to develop our own products in due course.

However over the next twelve months my priorities will be to have some technical issues solved to ensure that we can provide prospective clients with a value proposition and to concentrate on generating revenue from existing products and services.

I have worked with many Boards over my career as an investment banker. Rarely have I been privileged to be associated with a board consisting of the skills and capabilities Jeremy has recruited.

I have visited with many brokers and shareholders over the last 3 weeks. Each has had the same message: the company must make a complete break with its past. Until this is achieved it is little wonder that the share price is around break up value with no value for the IP of Gradiflow. Ladies and Gentlemen, it is my task to ensure that the company reaches its potential and that that fact is communicated to the markets properly and in a timely fashion.

Greg Pynt

CEO

Gradipore Limited

Gradipore™

RESULTS OF 2003 AGM

Gradipore Limited today announces the results of the resolutions as detailed in its Notice of Annual General Meeting to shareholders dated 22 September 2003.

Resolutions:

Ordinary Business:

Resolution 1	To elect Mr Peter Jenkins who retires in accordance with Article 66 of the Company's constitution and being eligible, offers himself for re-election. Resolution did not pass by the holding of a poll. For 46.46% : Against 53.14%
Resolution 2	To elect Dr Colin Sutton who retires in accordance with Article 66 of the Company's constitution and being eligible, offers himself for re-election. Resolution did not pass by the holding of a poll. For 46.96% : Against 53.04%
Resolution 3	To elect Dr John Eady who retires in accordance with Article 66 of the Company's constitution and being eligible, offers himself for re-election. Resolution did not pass by the holding of a poll. For 46.12% : Against 53.88%
Resolution 4	To elect Mr John Manusu who retires in accordance with Article 68 of the Company's constitution and being eligible, offers himself for re-election. Resolution passed by the holding of a poll. For 53.34% : Against 44.66%
Resolution 5	To elect Dr Howard (Perry) Manusu who having given notice of his candidature in accordance with Article 68 of the Company's constitution and being eligible, offers himself for election. Resolution passed by the holding of a poll. For 55.66% : Against 44.34%
Resolution 6	That, the maximum sum payable in aggregate as directors' fees to directors by Gradipore Inc be decreased by $300,000 from $300,000 to nil. Resolution passed by the holding of a poll. For 98.6% : Against 1.4%
Resolution 7	That, the maximum sum payable in aggregate as director's fees to non-executive directors' of Gradipore Limited be increased

Gradipore

by $300,000 from $150,000 to $450,000, to be divided in accordance with the Company's constitution. .
Resolution passed by the holding of a poll.
For 50.28% : Against 49.72%

Special Business (requires 75% majority):

Resolution 8 — That, the Constitution be amended as set out in the Explanatory Memorandum accompanying the Notice of Meeting.
Resolution did not pass by the holding of a poll.
For 46.17% : Against 53.83%

Resolution 9 — That, the Share Purchase Plan be amended by deleting clause 9 so that its continuation does not require the annual approval of shareholders by way of special resolution.
Resolution passed by the holding of a poll.
For 92.08% : Against 7.92%

Proxy voting details for each resolution were as follows:

Resolution	For	Against	Open
1	8,236,650	1,521,432	8,768,563
2	8,254,428	1,503,518	8,768,132
3	8,127,335	1,742,459	8,764,132
4	2,125,932	7,864,447	8,693,491
5	2,075,553	7,891,344	8,703,201
6	9,327,208	287,211	8,809,996
7	7,258,416	2,180,170	2,858,048
8	7,750,053	1,712,096	8,858,992
9	8,956,438	585,180	8,867,072

Simone Lockwood
Company Secretary
23 October 2003

Gradipore

21st October, 2003

USE OF GRADIFLOW IN ASSISTED CONCEPTION

Gradipore has been collaborating for some time with Professor John Aitken, of the University of Newcastle, in a novel approach towards isolation of human spermatozoa for assisted conception. Professor Aitken is the Director of the recently-established ARC Centre of Excellence in Biotechnology and Development, based at the University.

Professor Aitken and his team have used the Gradiflow process in laboratory trials in order to isolate healthy sperm. These studies indicate that healthy, undamaged spermatozoa can be rapidly and efficiently recovered from human semen in a fraction of the time taken with conventional laboratory techniques. Furthermore the Gradipore approach does not subject the spermatozoa to the stresses and strains imposed by the centrifugation procedures commonly employed in assisted conception clinics for sperm isolation.

The process will now go into field trials to be verified using infertility patients. It is anticipated that these trials will take between 3 and 6 months to prove the validity of the process and a further 6 to 9 months before an instrument would be readily available to clinics.

Gradipore understands that commercialisation of the process will be overseen by the appropriate ethics committees but that it does not require the approval of regulatory authorities.

Gradipore intends to continue its collaboration with Professor Aitken and the ARC Centre of Excellence to develop the approach for use with other mammalian species.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -
Greg Pynt
Gradipore Limited
(02) 8977-9000

Gradipore

23rd October, 2003

Answer to Question raised at Annual General Meeting

During today's Annual General Meeting the Chairman was asked to discuss the company's results for the first quarter of 2003-04.

The results for the three months ending September 2003 are as follows:

Sales	$1,123,541
Operating Loss	$2,728,354

The Chairman also stated that as a result of actions taken by the Company during August and September there would be a further decrease in the cash burn in October 2003.

The Company is of the opinion that this information is price sensitive and required release to the market.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Actions following the Annual General Meeting
23 Oct 2003

Following the result of the resolutions at today's Annual General Meeting the following occurred:

1. The Chairman, Professor Jeremy Davis, announced his intention to resign from the Board at a meeting to be held on Monday October 27, 2003 at 9.00am.

2. The Chief Executive Officer, Mr Greg Pynt, announced his resignation from the position effective immediately.

3. The remaining non-executive director, Mr Les Webb, announced his resignation from the Board effective immediately.

It is anticipated that the Board meeting on Monday will fill the casual vacancies created.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

Inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Use of Gradiflow in Assisted Conception

21 Oct 2003

Gradipore has been collaborating for some time with Professor John Aitken, of the University of Newcastle, in a novel approach towards isolation of human spermatozoa for assisted conception. Professor Aitken is the Director of the recently-established ARC Centre of Excellence in Biotechnology and Development, based at the University.

Professor Aitken and his team have used the Gradiflow process in laboratory trials in order to isolate healthy sperm. These studies indicate that healthy, undamaged spermatozoa can be rapidly and efficiently recovered from human semen in a fraction of the time taken with conventional laboratory techniques. Furthermore the Gradipore approach does not subject the spermatozoa to the stresses and strains imposed by the centrifugation procedures commonly employed in assisted conception clinics for sperm isolation.

The process will now go into field trials to be verified using infertility patients. It is anticipated that these trials will take between 3 and 6 months to prove the validity of the process and a further 6 to 9 months before an instrument would be readily available to clinics.

Gradipore understands that commercialisation of the process will be overseen by the appropriate ethics committees but that it does not require the approval of regulatory authorities.

Gradipore intends to continue its collaboration with Professor Aitken and the ARC Centre of Excellence to develop the approach for use with other mammalian species.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally for the life science market throughout the world.

Inquiries -
Greg Pynt
Gradipore Limited
(02) 8977-9000

Gradipore™

7 October, 2003

Dear Fellow Shareholder,

Appointment of Chief Executive Officer

Recently I promised to communicate directly with you more frequently to keep you fully abreast of issues of importance for your company. One such issue is the appointment of a Chief Executive Officer (CEO).

As you know we have been searching for a new CEO for over six months and, while we have entered final negotiations with several candidates, none has proceeded to closure.

Although I had stepped in to the joint roles of Chairman and CEO in May, this was a temporary situation and I could not continue to give the company the time required for both roles. For this reason, the Board invited Greg Pynt to become CEO.

Greg has the key characteristics we consider necessary to achieve a rapid improvement in the company's financial performance. He has a managerial and commercial background and has been in situations requiring careful but determined implementation of difficult solutions.

I have asked Greg to prepare a brief statement for shareholders, which is attached, together with a short CV.

I trust that you will agree with your Board that Greg is the right person to address the current challenges facing us. In my view, the company is fortunate to have secured someone of Greg's background and experience as we embark on a vital period of change and improvement.

I look forward to meeting many of you at the Annual General Meeting to be held at the Powerhouse Museum, 500 Harris St, Ultimo on 23rd October, 2003 commencing at 10.00am.

Yours faithfully,

Jeremy G Davis

Jeremy Davis
Chairman

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia
PO Box 6126 Frenchs Forest NSW 2086 Australia

Telephone 61 2 8977 9000
Facsimile 61 2 8977 9099

Internet www.gradipore.com
Email info@gradipore.com

Gradipore™

7 October, 2003

Dear Fellow Shareholder,

I have been a shareholder in Gradipore for some time and, in my previous role as an investment banker, spoke to management on a regular basis about a range of issues. Over time I came to know the company well and to appreciate its challenges in some depth.

You will see from my short CV that my working life has been divided into two halves. The first was a period of just over twenty years in commerce rising to divisional management roles. These roles almost inevitably started with divisions that were in some trouble. In all cases the issues were solved and the division returned to profitability. The second period of just under twenty years has been spent in investment/merchant banking where I played a significant role in some of the larger floats and capital raisings. Having returned to my original career, while I find that some of my skills may be a little rusty from disuse, none have been lost.

Clearly, I do not have a biotech background but companies have cycles and require different skills at different points of their life. This company has proven science and skilled scientists but it has not been able to commercialise the science and has, as a consequence, not been financially successful. I believe, in common with the Board, that commercial skills and leadership are needed to guide Gradipore's efforts at this time in its development.

The Chairman and his new Board have achieved much needed reforms in the past nine months, and have reviewed each aspect of the company. They have simplified its structure and cut spending significantly. The Board now need the help of full time commercially active executives to build on their hard work.

I intend to do this by continuing the policy of reducing the cash burn, commercialising the Gradiflow science initially through the sale of research equipment and then in the larger scale applications. Assets and businesses are being reviewed for relevance and contribution, with the objective of reducing the risks to the business. I will report to you on the progress made in these initiatives as it becomes appropriate.

In the future the company will require the skills of an experienced biotech leader. When that time comes, I will step aside, hopefully leaving a firm foundation on which this person can build the highly successful company we know Gradipore can be.

Yours faithfully,

Greg Pynt
Chief Executive Officer

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia
PO Box 6126 Frenchs Forest NSW 2086 Australia
Telephone 61 2 8977 9000
Facsimile 61 2 8977 9099
Internet www.gradipore.com
Email info@gradipore.com

Gregory David Pynt

Curriculum Vitae

Personal Details

Date of Birth :	3rd May 1944
Marital Status :	Married, 2 children

Academic Qualifications :

B Comm (Hons)	University of NSW
MBA	University of NSW
FCPA	

Both degrees were obtained on a part time basis during the period 1961-1970.

Clubs :	Union Monash Golf

Professional Experience

1961-1984 :

The decade between 1961 and 1970 was taken up with a commercial cadetship at BHP Co Ltd and a divisional accounting role at Philips Industries Limited. During this period I earned graduate and post graduate degrees on a part time basis at the University of NSW.

Following a short period of employment as a management consultant, I joined Cemac Associated Limited as a Corporate Planner. This company was taken over in May 1973.

In May 1973 I joined Dalton Brothers Holdings Ltd. Dalton Brothers was taken over in 1978 by WR Carpenter (Aust) Ltd. The Dalton organisation structure was based on divisions. Each division was headed by a divisional manager who was autonomous and responsible to the Managing Director for profit after interest but before tax and a target return on funds.

During my employment with this group I held the following positions:

Corporate Projects Manager : May 1973 – February 1974 : duties including advising on economic climate, takeovers and general problem investigations.

Divisional Manager Bakeries : February 1974 – December 1974 : this division was sold over the period to other chains. Duties were mainly to hold the operation together against other chains seeking advantage from the situation, a task which was achieved.

Divisional Manager Deropa : February 1974 – June 1976 : this division, which was involved in paper packaging and flexographic printing, had been purchased in October 1972 and was still run by the original owners who were not interested in resurrecting it. Profit increased 84% and return on funds by 50% under my stewardship.

Divisional Manager White Rose Flour Mills : June 1976 – February 1979 : objectives were to strengthen the administrative systems and improve performance in a declining market. Profit improved by 52% and return on funds by 50%.

Divisional Manager Arrowfield Wines : March 1979 – May 1980 : Arrowfield lost $2.7 million in the 12 months to June 1979. My role was to resurrect this division and stem the losses. Results to June 1980 was a loss of $400,000. The division turned cash self sufficient from a drain of over $1 million per annum.

Following the takeover of Daltons by WR Carpenter I joined other Dalton directors in purchasing a plastic injection moulding business, Plastech Industries Limited. Plastech lost $120,000 in 1979-80. Profit for 1980-81 was $280,000 before tax and by 1983-84 $490,000 before tax.

1984-2003 :

I commenced work in the merchant/investment banking industry with Kleinwort Benson Australia Ltd which later merged with Security Pacific Australia Ltd and then McIntosh Securities Ltd (1984-1997).

My role was entirely in the corporate advisory aspects of merchant banking and covered advice on management, strategy, takeovers, mergers and acquisitions, experts reports, valuations, prospectus preparation and fundraising, including underwriting. I was involved in cross border transactions as well as those between Australian companies. Some of the major transactions on which I worked were the IPO's of Qantas Airways Limited, Westfield America Trust and Orogen Minerals Limited.

I joined Deutsche Morgan Grenfell in 1997 and was involved in the Telstra 1 share offer, Colonial demutualisation, and the IPO of United Energy.

In mid 1998 I started my own corporate advisory consultancy which continued until my commencement at Gradipore. My last two transactions are the IPO of Innamincka Petroleum Ltd (prospectus lodged with ASIC on 19th September 2003) and the acquisition of Medical Industries Australia Pty Ltd by Eastland Medical Systems Ltd announced on 17th September 2003.

I have now ceased this activity and all my efforts will be concentrated on the development of Gradipore.

Gradipore

24th September 2003

Gradipore announces appointment of CEO

The Board of Gradipore yesterday appointed Mr. Greg Pynt Chief Executive Officer of Gradipore Limited.

Greg Pynt brings to Gradipore a mix of financial and deal making skills and experience fundamental to the company's current focus on commercialising its Gradiflow technology. He has spent approximately 20 years in investment banking and prior to that occupied divisional management positions in public companies.

Gradipore Chairman, Jeremy Davis, said that Greg Pynt's major focus will be to build revenue by commercialising the existing Gradiflow technology and to continue the change process underway in controlling costs and focusing on revenue opportunities.

"This appointment marks an important further step in refocusing the company. We will now proceed to develop Gradipore and, in particular, its core Gradiflow technology in order to rebuild shareholder value. " said Professor Davis.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Greg Pynt
Gradipore Limited
(02) 8977-9000
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

NOTICE OF
2003 ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of members of Gradipore Limited ("the Company") will be held at the Powerhouse Museum, Coles Theatre, 500 Harris Street, Ultimo NSW on Thursday 23rd October, 2003 at 10.00am.

AGENDA:

A. Accounts and Reports

To receive and consider the Financial Statements together with consolidated accounts of the Company and its controlled entities and the Reports of the Directors and Auditor, in respect of the year ended 30 June 2003.

B. Resolutions to be considered

Resolution 1: Election of Mr Peter Jenkins as a Director
To consider and, if thought fit, to pass the following ordinary resolution.

That Mr Peter Jenkins, a director appointed since the last Annual General Meeting and retiring in accordance with clause 66 of the Constitution and Australian Stock Exchange Listing Rule 14.4, being eligible, is elected a director.

Resolution 2: Election of Dr Colin Sutton as a Director
To consider and, if thought fit, to pass the following ordinary resolution.

That Dr Colin Sutton, a director appointed since the last Annual General Meeting and retiring in accordance with clause 66 of the Constitution and Australian Stock Exchange Listing Rule 14.4, being eligible, is elected a director.

Resolution 3: Election of Dr John Eady as a Director
To consider and, if thought fit, to pass the following ordinary resolution.

That Dr John Eady, a director appointed since the last Annual General Meeting and retiring in accordance with clause 66 of the Constitution and Australian Stock Exchange Listing Rule 14.4, being eligible, is elected a director.

Resolution 4: Re-election of Mr John Manusu as a Director
To consider and, if thought fit, to pass the following ordinary resolution.

That Mr John Manusu, a director retiring in accordance with clause 68 of the Constitution and Australian Stock Exchange Listing Rule 14.4, being eligible, is re-elected a director.

Resolution 5: Election of Dr Howard (Perry) Manusu as a Director
To consider and, if thought fit, to pass the following ordinary resolution.

That Dr Howard (Perry) Manusu, having given notice of his candidature in accordance with clause 68 of the Constitution, is elected a director.

Resolution 6: Decrease maximum aggregate fees payable to Directors of Gradipore Inc
To consider, and if though fit, pass the following resolution as an ordinary resolution:

That, the maximum sum payable in aggregate as directors' fees to directors by Gradipore Inc (a US subsidiary of Gradipore Limited) be decreased by $300,000 from $300,000 to nil.

Further details are set out in the Explanatory Memorandum accompanying this Notice of Meeting.

Resolution 7: Increase maximum aggregate fees payable to non-executive Directors of Gradipore Limited
To consider, and if though fit, pass the following resolution as an ordinary resolution:

That, pursuant to clause 69 of the Constitution and Australian Stock Exchange Listing Rule 10.17, the maximum sum payable in aggregate as directors' fees to non-executive directors' of Gradipore Limited be increased by $300,000 from $150,000 to $450,000, to be divided in accordance with the Company's Constitution.

Further details are set out in the Explanatory Memorandum accompanying this Notice of Meeting.

Voting Exclusion Statement relating to Resolution 7
The Company will disregard any votes cast on resolution 7 by any director of the Company or any associate of any director of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 8: Amendments to Constitution
To consider and, if thought fit, pass the following special resolution:

That the Constitution be amended as set out in the Explanatory Memorandum accompanying this Notice of Meeting.

Further details are set out in the Explanatory Memorandum accompanying this Notice of Meeting.

Resolution 9: Amend Share Purchase Plan
To consider and, if thought fit, pass the following special resolution:

That, the Share Purchase Plan be amended by deleting clause 9 so that the Share Purchase Plan's continuation does not require the annual approval of the shareholders by way of special resolution.

Further details are set out in the Explanatory Memorandum accompanying this Notice of Meeting.

DATED 22 September 2003
BY ORDER OF THE BOARD

S Lockwood

S Lockwood
Company Secretary

HOW TO VOTE

Voting Entitlement

In accordance with the law, voting entitlements for the Meeting will be determined at 7.00 pm (Sydney time) on Tuesday, 21 October 2003. Registered shareholders at that time will be the only persons entitled to vote at the Meeting and only the shares registered in those shareholders' names at that time may be voted at the Meeting.

You may vote by attending the meeting in person or by proxy.

Voting in Person

You may vote by attending the meeting to be held at the Powerhouse Museum, Coles Theatre, 500 Harris Street, Ultimo NSW on Thursday 23rd October, 2003 at 10.00am.

Voting by Proxy

1. A proxy form accompanies this Notice.

2. A member entitled to attend and vote at the meeting may appoint a proxy. The proxy form may specify the proportion or number of votes that a proxy may exercise. If the member is entitled to cast 2 or more votes, they may appoint 2 proxies. If the member appoints 2 proxies and the proxy form does not specify the proportion or number of member's votes each proxy may exercise, each proxy may exercise half of the votes.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or notarially certified copy of that power of attorney) must be received at the registered office of the Company, 22 Rodborough Road, Frenchs Forest, NSW, 2086 (Fax No: (02) 8977 9099) or the Company's share registry, Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, VIC, 3001 (Fax No: (02) 8235 8220) no later than 48 hours before the time set down for the Meeting.

GRADIPORE LIMITED ("THE COMPANY")
EXPLANATORY MEMORANDUM
ACCOMPANYING NOTICE OF 2003 ANNUAL GENERAL MEETING

Resolution 1
Election of a Director, Mr Peter Jenkins (currently a Director)
Mr Peter Jenkins was appointed to the board in September 2003 and offers himself for election to the board.

Mr Jenkins is an Investment Director with Colonial First State Private Equity. His years of experience in this field have focused primarily on health care, biotechnology, pharmaceuticals, diagnostic and consumer products. Mr Jenkins was also CEO of Trace Scientific, a medical diagnostic company.

Prior to this Mr Jenkins had a distinguished career with Schering Plough. Over a 25 year period with that company he went on to hold a series of international appointments in North America in senior marketing roles then as Country Manager and Area Manager in a number of Asian countries.

He is considered by the board to be an independent director.

Resolution 2
Election of a Director, Dr Colin Sutton (currently a Director)
Dr Colin Sutton was appointed to the board in August 2003 and offers himself for election to the board.

Dr Sutton trained in chemistry and biochemistry at the University of New South Wales before joining Telectronics Limited in 1975 as a marketing executive. Over an 18 year period with that company he went on to hold a variety of senior positions including Chief Executive of North America, Asia Pacific and then Europe. In 1994 Dr Sutton joined Air-Shields Inc and following their acquisition by Hill-Rom Inc subsequently joined Sirtex Medical Ltd as Chief Executive Officer in 2000. In this role he took a small start up company through an IPO to a market capitalisation in excess of $273 million in three years. Dr Sutton is currently non-executive Director of Polartechnics Limited.

He is considered by the board to be an independent director.

Resolution 3
Election of a Director, Dr John Eady (currently a Director)
Dr John Eady was appointed to the board in December 2002 and offers himself for election to the board.

John Eady is a company director and business consultant. Prior to a period as Executive General Manager, Manufacturing, with Pacific Dunlop, he had a long career with CRA and Rio Tinto. After over ten years in R&D, Dr Eady held a series of senior executive positions within Comalco and CRA, culminating in his role as President, Rio Tinto Japan. His experience covers R&D management and commercialisation, international manufacturing and marketing and business leadership and improvement. Dr Eady was, until 31st August, 2003, Chairman of Ambri Limited and a Non-executive Director of Pellias Pty Ltd. He is Treasurer of the Academy of Technological Sciences and Engineering and, in that capacity, on the Board of Governors for the ATSE Crawford Fund and the ATSE Clunies Ross Foundation

He is considered by the board to be an independent director.

Resolution 4
Election of a Director, Mr John Manusu (currently a Director)
Mr John Manusu was first appointed to the board in 1991 and, retiring by rotation, offers himself for re-election.

John Manusu joined Gradipore in 1985 to assist the company list on the Australian Stock Exchange. Mr Manusu served as Managing Director from 1991 to 2000 and Executive Chairman from 2000 until his termination as an executive in January 2003. Mr Manusu has a strong financial and marketing background, with more than 15 years' experience in the biotechnology field.

Resolution 5
Election of a Director, Dr Howard (Perry) Manusu
Dr Manusu has nominated himself for election as a Director, and has supplied the following statement:

"Dr Manusu co-founded Gradipore with Dr Joel Margolis. Dr Manusu has over 30 years experience in the development and management of companies in the veterinary, pharmaceutical and allied industries. Dr Manusu was Executive Chairman of Gradipore from 1988 until his retirement in 1998. Dr Manusu was a non-executive director of Gradipore until June 2003, when he stood down after a technical oversight was found in his re-election at the Gradipore Ltd 2002 AGM. He offers himself for re-election at the Gradipore Ltd 2003 AGM."

Resolutions 6 and 7
Fees payable to non-executive directors

In 1998 shareholders approved maximum aggregate fees of $150,000 for non-executive directors of Gradipore Limited. In 2000 shareholders approved maximum aggregate fees of $300,000 for directors of Gradipore Limited's US subsidiary, Gradipore Inc.

Subsequently the Company commissioned Heidrick & Struggles to conduct an independent review of its Board. An outcome of this review was the decision to move to a single, global Board of Directors for Gradipore by consolidating and restructuring the Boards of both Gradipore Limited and its US subsidiary, Gradipore Inc. This consolidation process is ongoing.

The most important outcome of this restructuring has been to strengthen the Gradipore Limited Board by appointing a majority of non-executive directors and Chairman. Board committees comprise a clear majority of independent directors. As a further outcome, the Gradipore Inc. Board will now play a very limited role and no separate fees will be paid to its directors, who will be either employees or non-executive directors of Gradipore Limited.

In order to make these changes effective, it is recommended that the two separate aggregate amounts previously provided for directors' fees be combined into a single amount available to the Gradipore Limited Board. Not all of the maximum amount will necessarily be paid in any given year.

The Board has sought further external advice as to the appropriate fees to be paid to non-executive directors. The Board intends to set fees comparable to those being paid by other listed companies with similar sized operations. The Board considers the maximum aggregate amount recommended as reasonable given the change in Board structure and the increased duties and expectations placed on directors.

Resolution 8
Constitution Amendments

The board propose that the Constitution of Gradipore Limited be amended in the form set out in the Annexure to this Explanatory Memorandum. A summary of the amendments is set out below.

1. Power to convene meetings of shareholders (see Part A of the Annexure)

The Constitution currently provides that any director of the Company can convene a meeting. This is not considered best practice corporate governance because of the potential for such a power to be exercised against the wishes of the majority board and at the expense of the Company. The board proposes to amend the constitution so that a meeting of shareholders can be convened by a resolution of the directors, not by an individual director.

The power of shareholders to convene a meeting is set out in the Corporations Act 2001.

2. *Set maximum number of directors; plus, a new clause that directors may determine the maximum number of directors (8 or less) from time to time. (see Part B of the Annexure)*

It is proposed that the Constitution be amended so that the maximum number of directors at any time be no greater than 8 and so that the directors may determine from time to time that the maximum number be less than 8.

The Board considers that a board larger than 8 would be less likely to be effective and would be unwarranted given the scale of Gradipore. It also considers that the board should be able to determine a lesser number of directors if it sees this as benefit to the company from time to time.

3. *The power to issue different classes of shares (see Part C of the Annexure)*

The Constitution currently includes provisions relating to the issue of a particular type of convertible preference share as first approved by shareholders on 6 November 1998 and included in the amendments made to the Constitution approved by shareholders at the 2000 annual general meeting.

It is proposed that the Constitution be amended to include new provisions relating to the issue of preference shares that are more flexible and adaptable to the circumstances of the Company as determined by the directors at the time of issue. For instance, the new terms would allow directors to issue preference shares that are not only convertible (as is currently the case) but redeemable. The directors are not currently contemplating any such equity issue but believe that the amendments will broaden the options available to the company to issue such types of capital in the future.

4. *Consequential Changes (see Part D of the Annexure)*

As a result of the changes in relation to the power to issue different classes of shares described under 3 above, certain definitions are no longer required and are to be deleted. Changes are also recommended in respect of the definition of the "Exchange" and "Listing Rules".

Resolution 9
Amend Share Purchase Plan

The Gradipore Share Purchase Plan (the Plan) was originally approved at an Extraordinary Shareholders Meeting in March 1997 and under its terms and conditions, needs to be approved by shareholders each year. This is not a requirement of the law and, accordingly, approval is sought to amend the Plan so as to remove that requirement. This will save the Company from seeking shareholder approval at each annual general meeting.

The Plan sets out the rules to be followed by the Company when it relies on relief given by the Australian Securities and Investments Commission to enable its existing shareholders to subscribe for additional shares in the Company.

If shareholders approve the resolution then the Directors will be able to utilise the Plan so as to invite shareholders to subscribe for further shares (without paying brokerage) at times when they consider it appropriate. Currently, in accordance with the Plan, the Directors have resolved to suspend the operation of the Plan following the release of the 2003 financial year results. This is deemed to be a temporary suspension of the Share Purchase Plan.

Future applications of the Plan will depend upon factors such as Gradipore's cash reserves, the Company's share price at the time and general market conditions.

Copies of the Plan are available from the Company's Share Registry on request.

Annexure – Amendments to Constitution of Gradipore Limited

Part A - Power to convene meetings of shareholders

Delete clause 46 and insert the following clause in substitution:

"46. Power of Directors to convene

(a) By a resolution of the Directors, the Board may call a general meeting of the company to be convened at the time and place or places (including at 2 or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Board.

(b) A shareholder or shareholders may convene a general meeting of the company in accordance with the Corporations Act.

(c) By resolution of the Directors any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Corporations Act. The Directors may give notice of cancellation or postponement as they determine, but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting."

Part B - Set maximum number of directors

Amend clause 66 by making the following amendments:

1. In clause 66(a), after "Subject to the Law" insert "and clause 66(c)".
2. In clause 66(b), after "Subject to the Law" insert "and clause 66(c)".
3. Insert clause 66(c) as follows:

"(c) The maximum number of Directors at any one time (excluding alternate Directors) shall not be more than 8 or such other lesser number as the Directors may from time to time agree."

Part C - Power to issue different classes of shares

Delete the heading "CONVERTIBLE PREFERENCE SHARES" and clauses 102 to 110, inclusive, of the Constitution and insert the following in substitution:

"PREFERENCE SHARES

102. Power to issue preference shares

Subject to the Law, the directors may create and issue one or more classes of any or all of the following:

(a) preference shares (which are not redeemable);

(b) preference shares on the terms that they are liable to be redeemed as permitted by the Law;

(c) preference shares which can or may convert into another class of shares,

and which are otherwise on such terms as the directors, subject to this Constitution, decide (**"preference shares"**) and such terms shall be recorded as the terms of issue (**"terms of issue"**) for that class of preference shares.

103. Terms of Issue

Subject to this Constitution, the terms of issue decided by the directors for each class of preference shares shall specify (or provide for the determination in respect of) all or some of the following (as appropriate):

(a) repayment of capital:

(i) on redemption (if redeemable);

(ii) on a winding up,

including the amount, timing and method of payment;

(b) participation (if any) in surplus assets and profits;

(c) cumulative and non-cumulative dividends including the dividend rate, dividend periods, dividend timing, method of payment, franking and the effect of any failure to pay a dividend;

(d) voting;

(e) priority of payment of capital and dividends in relation to other shares or classes of preference shares; and

(f) any other matter that the directors require including issue price, conversion terms (if convertible into any other class of shares), ranking for new issues, effect of any changes in the capital structure and participation in any return of capital,

but the terms of issue for a class of preference shares must give those preference shares a preference over ordinary shares as regards dividends or as regards priority of repayment of capital or both.

104. No other rights

Preference shares shall confer on the holders of them only the rights:

(a) set out in this Constitution; and

(b) determined by resolution of the directors and specified in (or determined in accordance with) the terms of issue.

105. Repayment of capital

(a) If the preference shares in a class are redeemable, the Company shall redeem each such redeemable preference share on issue on the terms specified in (or determined in accordance with) the terms of issue for that class.

(b) If preference shares in a class are on issue when the Company is being wound up they shall carry a right to repayment of capital upon the terms specified in (or determined in accordance with) the terms of issue for the relevant class.

106. Participation in surplus assets and profits

No preference in a class share shall carry any right to participate in a distribution of assets or profits beyond the amount provided for expressly in this Constitution or in (or determined in accordance with) the terms of issue for the relevant class.

107. Cumulative or non-cumulative dividends

Each preference share shall carry dividend rights which are cumulative or non-cumulative, and otherwise, as specified in (or determined in accordance with) the terms of issue for the relevant class.

108. Voting and rights to receive notices

(a) The holders of preference shares shall be entitled to a right to vote in the following circumstances and in no others:

(i) during a period during which a dividend (or part of a dividend) in respect of the share is in arrears;

(ii) on a proposal to reduce the Company's share capital;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the share;

(v) on a proposal to wind up the entity;

(vi) on a proposal for the disposal of the whole of the entity's property, business and undertaking; and

(vii) during the winding up of the entity.

(b) Whenever a holder of a preference share has the right to vote at a general meeting of the Company, that holder has the same right to vote (both on a show of hands and on a poll) as the holder of one ordinary share for each preference share held.

(c) A preference shareholder has the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts and attending meetings of the Company.

109. Priority of Payment of Capital and Dividends

(a) **(Winding up)** If preference shares in a class are on issue when the Company is being wound up the amount payable in respect of each such preference shares under clause 105(b) above will be payable:

(i) in the priority specified in (or determined in accordance with) the terms of issue for the relevant class; or

(ii) in the absence of any such term, in priority to any other class of shares except other preference shares which rank equal with, or ahead of, them.

(b) **(Other times)** If in a particular year there are insufficient profits to pay the dividend entitlements in respect of all classes of preference shares, the dividends payable in respect of each preference share in a class will be paid:

(i) in the priority specified in (or determined in accordance with) the terms of issue for the relevant class; or, in the absence of any such term;

(ii) in priority to any other class of shares except other preference shares which rank equal with, or ahead of, them.

110. Variation of rights

(a) **(Variation of Rights – Class Consent)** The rights attaching to a class of preference shares may not be varied adversely unless, at a meeting of holders of preference shares in that class at which holders of at least 2% of the nominal amount of the issued preference shares are represented, a resolution in favour of that variation is passed by a special resolution (the **"Class Consent"**).

(b) **(Procedures)** The provisions of the Company's Constitution relating to general meetings apply so far as they are capable of application, and with any necessary modifications to every such meeting.

(c) **(Issue of Additional Shares – Class Consent Required)** Class Consent of the holders of a class of preference shares is also required if the Company proposes to:

(i) issue shares ranking in priority; or

(ii) convert any existing shares to securities ranking in priority,

to the preference shares in that class as regards the right to receive dividends or the rights on winding up of the Company, unless the terms of issue of the preference shares in that class state otherwise.

(d) **(Issue of Additional Shares – Class Consent Not Required)** Class Consent of the holders of a class of preference shares is not required for:

(i) the issue of further preference shares (whether redeemable or not) in the Company ranking equally with, or after, the preference shares in that class as to dividends (whether cumulative or not) and as to rights to winding up; or

(ii) the conversion of existing shares in the Company to securities in the Company ranking equally with, or after, the preference shares in that class as to dividends (whether cumulative or not) and as to rights to winding up,

unless the terms of issue of the preference shares in that class state otherwise.

(e) **(Capital Reconstruction – Class Consent Not Required)** No Class Consent of the holders of a class of preference shares is required for the reduction, redemption or buy back of share capital ranking as regards dividends and/or as to rights on liquidation ahead of, equally with or after the relevant class of preference shares, unless the relevant reduction, redemption or buy back is of the preference shares in that class and the Law requires their approval."

Part D – Consequential changes

Make the following amendments to the definitions set out in clause 1:

(a) delete the definition of "Convertible Preference Shares";

(b) delete the definition of "Convertible Preference Shareholders";

(c) amend the definition of "Exchange" by deleting "and includes any successor body";

(d) delete the definition of "Issue Price";

(e) substitute the current definition of "Listing Rules" with the following:

" **"Listing Rules"** means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange."

(f) delete the definition of "Prospectus";

(g) delete the definition of "Statement of Holding"; and

(h) delete the definition of "Terms of Issue".

Gradipore™

ABN 79 001 001 145

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of Gradipore Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Gradipore Limited to be held at the Powerhouse Museum, Coles Theatre, 500 Harris Street, Ultimo NSW on Thursday 23rd October 2003 at 10:00am and at any adjournment of that meeting.

☞ ☐ **IMPORTANT: FOR ITEM 7 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 7 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 7.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1.	Election of Mr Peter Jenkins as a Director	☐	☐	☐
Item 2.	Election of Mr Colin Sutton as a Director	☐	☐	☐
Item 3.	Election of Dr John Eady as a Director	☐	☐	☐
Item 4.	Re-election of Mr John Manusu as a Director	☐	☐	☐
Item 5.	Election of Dr Howard (Perry) Manusu as a Director	☐	☐	☐
Item 6.	Decrease maximum aggregate fees payable to Directors of Gradipore Inc	☐	☐	☐
Item 7.	Increase maximum aggregate fees payable to non-executive Directors of Gradipore Limited	☐	☐	☐
Item 8.	Amendments to Constitution	☐	☐	☐
Item 9.	Amend Share Purchase Plan	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

GDP 19PR 005575 - V2

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:00am on Thursday 23rd October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Gradipore Limited share registry at the address opposite, or
- by delivery to the Registered Office of Gradipore Limited being
  22 Rodborough Road
  FRENCHS FOREST NSW 2086 Australia
  Facsimile : 61 2 8977 9099

Gradipore Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Delivery: Level 3, 60 Carrington Street, Sydney
Facsimile: 61 2 8235 8220

Gradipore

08 September 2003

Appointment of Director

The Directors of Gradipore Limited are pleased to announce that Mr Peter Jenkins has been appointed a non-executive Director of the Company.

Mr Jenkins is an Investment Director with Colonial First State Private Equity. His years of experience in this field have focused primarily on health care, biotechnology, pharmaceuticals, diagnostic and consumer products. Mr Jenkins was also CEO of Trace Scientific, a medical diagnostic company.

Prior to this Mr Jenkins had a distinguished career with Schering Plough. Over a 25 year period with that company he went on to hold a series of international appointments in North America in senior marketing roles then as Country Manager and Area Manager in a number of Asian countries.

Gradipore Chairman, Jeremy Davis, said Mr Jenkins's background and experience provides complementary skills to those of the existing directors.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

29 August 2003

Gradipore Announces Financial Results for Year Ending 30 June 2003

Gradipore Limited today announced its financial results for the year ending 30 June 2003. The company reported a 65% increase in sales revenue to $5.5 million, resulting in an operating loss for the year of $16.7 million. This compares with an operating loss of $18.5 million in the previous year.

While an improvement on the previous year's result, sales revenue fell significantly short of expectations and this shortfall was the major cause of the company's failure to meet its financial targets for the year.

Announcing the financial results today, Gradipore Executive Chairman Professor Jeremy Davis said, "Difficulties in achieving projected market take-up of the company's Gradiflow technology as well as the delay in launching our complete range of electrophoresis gels to market were the main contributing factors to sales coming in below forecast."

"Restructuring costs also had a negative impact on financial performance," Professor Davis said.

Summary of Financial Results for 12 Months Ended 30 June 2003

	12 months to 30.06.03 $'000	12 months to 30.06.02 $'000
Sales	5,506	3,339
R&D Grant	-	744
Operating revenue	5,506	4,083
Operating expenses	(23,204)	(23,575)
Operating loss	(17,698)	(19,492)
Net interest earned	1,029	985
Net loss	(16,669)	(18,507)

Review of Business Streams

During the year, the company re-aligned its structure to focus commercial activities on three primary business streams – Gradiflow, Gels and Diagnostics.

Gradiflow : A difficult global environment, particularly in the blood fractionation market, characterised by over-capacity and industry rationalisation, hampered efforts by Gradipore to achieve projected levels of commercial take-up of the Gradiflow technology. As a result, the company is now seeking opportunities in niche markets to achieve commercial penetration for Gradiflow.

Gradipore's collaborations with the Scottish National Blood Transfusion Service (SNBTS) and the Texas A&M University continued to produce excellent results. In particular, the announcement in February this year that the Gradiflow technology is capable of isolating and

removing infectious prions from human blood, has resulted in an enhanced reputation and profile for the technology worldwide.

While no production agreements were entered into during the year, Gradipore signed Proof of Principle contracts with Cangene Corporation, Advantek Biologics Limited and Serologicals Corporation. These agreements together contributed income of $1.5 million.

Also during the year the BF400 research instrument was launched. Initial interest has been high but has yet to translate into sales. A renewed focus on the life sciences sector is expected to assist sales efforts for this instrument in the current year.

Gels : The performance of the Gels business over the year was affected by the initial delay in bringing the complete range to market due to production process issues. Notwithstanding these difficulties, the Gels business recorded a 60% sales increase compared with the previous year. As outstanding production issues are progressively resolved, sales revenue and operating margins should also continue to improve in the current year.

Diagnostics : Gradipore's Diagnostics business performed well during the year, achieving sales of $3 million, an increase of 20% on the previous year. The company believes that sales growth for this business stream will continue to exceed the industry average of around 5-6% in the current year.

Cash Position
The Board is extremely conscious of the decline in the cash balance. While it is unlikely that the company will achieve positive operating cashflows for the year ended 30 June 2004; it is of the opinion that current cash balances, combined with the actions already taken and planned to reduce operating losses, ensure sufficient cash for at least the next twelve months.

"We anticipate the significant restructuring initiatives taken during the year, including the reduction in our workforce implemented in January, will enable the company to reduce operating costs in the current financial year by at least 30%. This coupled with an improved commercial focus on specific customer needs and growing interest in the Gradiflow technology is expected to provide a much improved financial performance in the current year," Professor Davis said.

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Appendix 4E

Preliminary final report

Name of entity

GRADIPORE LIMITED

ABN or equivalent company reference: 79 001 001 145

Financial year ended ('current period'): 30 JUNE 2003

For announcement to the market

				$A'000
Revenues from ordinary activities	Up	26.4%	to	6,864
Loss from ordinary activities after tax attributable to members	Down	9.9%	to	(16,669)
Net loss for the period attributable to members	Down	9.9%	to	(16,669)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend, N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached press release.

Condensed consolidated statement of financial performance

		30 June 2003 $A'000	30 June 2002 $A'000
1.1	Revenues		
	Revenue from sales or services	5,506	3,339
	Interest revenue	1,293	1,349
	Government Grants	-	744
	Proceeds on sale of assets	65	-
	Total revenue	6,864	5,432
1.2	Expenses from ordinary activities		
	Cost of sales	(2,323)	(1,406)
	Marketing	(6,121)	(5,511)
	Administration	(9,146)	(9,098)
	Research & development	(5,679)	(7,560)
	Borrowing	(264)	(364)
	Total Expenses	(23,533)	(23,939)
1.3	**Loss from ordinary activities before tax**	**(16,669)**	**(18,507)**
1.4	Income tax on ordinary activities	-	-
1.5	**Loss from ordinary activities after tax**	**(16,669)**	**(18,507)**
1.6	**Total changes in equity not resulting from transactions with owners as owners**	**(16,669)**	**(18,507)**

Consolidated retained profits

		30 June 2003 $A'000	30 June 2002 $A'000
1.7	Accumulated losses at the beginning of the financial period	(50,060)	(31,553)
1.8	Net loss attributable to members (*item 1.6*)	(16,669)	(18,507)
1.9	Net transfers from (to) reserves	-	-
1.10	Net effect of changes in accounting policies	-	-
1.11	Dividends and other equity distributions paid or payable	-	-
1.12	**Accumulated losses at end of financial period**	**(66,729)**	**(50,060)**

	Condensed consolidated statement of financial position	30 June 2003 $A'000	30 June 2002 $A'000	31 December 2002 $A'000
	Current assets			
2.1	Cash	10,945	27,219	17,973
2.2	Receivables	1,625	1,429	1,537
2.3	Inventories	1,251	733	1,125
2.4	Other: R&D Syndicate	6,054	-	-
2.5	**Total current assets**	**19,875**	**29,381**	**20,635**
	Non-current assets			
2.6	Receivables	613	1,108	1,203
2.7	Investments	-	-	-
2.8	Other property, plant and equipment (net)	15,602	16,768	16,898
2.9	Other: R&D Syndicate	-	5,623	5,840
	Restricted Deposit	625	625	625
2.10	**Total non-current assets**	**16,840**	**24,124**	**24,566**
2.11	**Total assets**	**36,715**	**53,505**	**45,201**
	Current liabilities			
2.12	Payables	1,681	2,134	1,629
2.13	Interest bearing liabilities (includes Put Option for R&D Syndicate deposit)	6,063	26	21
2.14	Provisions	20	73	43
2.15	**Total current liabilities**	**7,764**	**2,233**	**1,693**
	Non-current liabilities			
2.16	Interest bearing liabilities (includes Put Option for R&D Syndicate deposit)	5,300	10,932	11,140
2.17	Provisions	106	126	56
2.18	**Total non-current liabilities**	**5,406**	**11,058**	**11,196**
2.19	**Total liabilities**	**13,170**	**13,291**	**12,889**
2.20	**Net assets**	**23,545**	**40,214**	**32,312**
	Equity			
2.21	Capital/contributed equity	90,274	90,274	90,274
2.22	Reserves	-	-	-
2.23	Accumulated losses	(66,729)	(50,060)	(57,962)
2.24	**Equity attributable to members of the parent entity**	**23,545**	**40,214**	**32,312**
2.25	Outside equity interests in controlled entities	-	-	-
2.26	**Total equity**	**23,545**	**40,214**	**32,312**

Condensed consolidated statement of cash flows

		30 June 2003 $A'000	30 June 2002 $A'000
	Cash flows related to operating activities		
3.1	Receipts from customers	4,839	3,611
3.2	Payments to suppliers and employees	(20,686)	(21,131)
3.3	Interest received	1,304	1,322
3.4	Interest and other costs of finance paid	(327)	(371)
3.5	Other – Government Grants	176	1,117
3.6	**Net operating cash flows**	**(14,694)**	**(15,452)**
	Cash flows related to investing activities		
3.7	Payment for purchases of property, plant and equipment	(1,269)	(3,550)
3.8	Proceeds from sale of property, plant and equipment	65	-
3.9	Payment for purchases of equity investments	-	(33)
3.10	Loans to employees/directors	(62)	(480)
3.11	Escrow monies placed on fixed deposit	(431)	(47)
3.12	**Net investing cash flows**	**(1,697)**	**(4,110)**
	Cash flows related to financing activities		
3.13	Proceeds from issues of +securities (shares, options, etc.)	145	35,251
3.14	Proceeds from borrowings	-	5,300
3.15	Repayment of borrowings	-	(6,000)
3.16	Repayment of lease liability	(28)	(31)
3.17	**Net financing cash flows**	**117**	**34,520**
3.18	**Net increase (decrease) in cash held**	**(16,274)**	**14,958**
3.19	Cash at beginning of period	27,219	12,261
3.20	**Cash at end of period** *(see Reconciliation of cash)*	10,945	27,219

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		30 June 2003 $A'000	30 June 2002 $A'000
4.1	Cash on hand and at bank	291	582
4.2	Deposits at call	3,707	5,572
4.3	Other – Bills of exchange	6,947	21,065
4.4	**Total cash at end of period** *(item 3.20)*	**10,945**	**27,219**

Other notes to the condensed financial statements

Ratios		30 June 2003	30 June 2002
5.1	**Profit before tax / revenue** Consolidated loss from ordinary activities before tax (*item 1.3*) as a percentage of revenue (*item 1.1*)	(242.8%)	(340.7%)
5.2	**Profit after tax / equity interests** Consolidated net loss from ordinary activities after tax attributable to members (*item 1.6*) as a percentage of equity (similarly attributable) at the end of the period (*item 2.26*)	(70.8%)	(46.0%)

Earnings per security (EPS)		30 June 2003	30 June 2002
6.1	Basic (losses) per share	(34.8) cents	(45.8) cents
6.2	Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	47,848,593	40,450,164
6.3	Diluted (losses) per share	(31.3) cents	(36.1) cents
6.4	Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	53,163,559	51,335,180

NTA backing		30 June 2003	30 June 2002
7.1	Net tangible asset backing per ordinary security	$0.49	$0.84

Issued and quoted securities at end of current period

Category of securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
8.1	**Ordinary securities**	47,848,593	47,848,593		
8.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	Nil	Nil		

8.3 Options

	01.07.02 Balance	Additions	Exercised	Lapsed	30.06.03 Balance
(a) Unlisted Options					
By the payment of $5.00 at any time prior to 31 December 2004	3,200,000	-	-	1,000,000	2,200,000
By the payment of $4.00 at any time prior to 31 December 2004	1,000,000	-	-	-	1,000,000
By the payment of $5.00 at any time prior to 31 December 2004	1,281,500	-	-	346,500	935,000
By the payment of $6.00 at any time prior to 31 December 2004	140,000	-	-	30,000	110,000
By the payment of $2.80 at any time prior to 30 November 2004	375,000	-	-	122,000	253,000
By the payment of $0.96 at any time prior to 31 December 2005	-	50,000	-	-	50,000
Total Unlisted Options	**5,996,500**	**50,000**	-	**1,498,500**	**4,548,000**

Segment Reporting

2003	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	974	3,066	1,466	-	-	5,506
Revenues from outside the operating activities:						
Interest					1,293	1,293
Proceeds on sales of assets					65	65
Total segment revenue	974	3,066	1,466	-	1,358	6,864
Profit/(Loss) from ordinary activities after income tax expense	(3,040)	1,931	(468)	(5,679)	(9,413)	(16,669)
Depreciation and amortisation expense	301	89	85	783	1,003	2,261
Segment assets	2,065	1,098	551	8,310	350	12,374
Unallocated assets	-	-	-	-	-	24,341
Total assets	2,065	1,098	551	8,310	350	36,715
Segment liabilities	-	-	-	6,054	-	6,054
Unallocated liabilities	-	-	-	-	-	7,116
Total liabilities	-	-	-	6,054	-	13,170

2002	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	606	2,535	198	-	-	3,339
Revenues from outside the operating activities:						
Interest					1,349	1,349
Government Grants			744			744
Total segment revenue	606	2,535	942	-	1,349	5,432
Profit/(Loss) from ordinary activities after income tax expense	(2,829)	1,537	(772)	(7,560)	(8,883)	(18,507)
Depreciation and amortisation expense	183	54	51	475	608	1,371
Segment assets	1,779	875	1,409	6,810	670	11,543
Unallocated assets	-	-	-	-	-	41,962
Total assets	1,779	875	1,409	6,810	670	53,505
Segment liabilities	-	-	-	5,623	35	5,658
Unallocated liabilities	-	-	-	-	-	7,633
Total liabilities	-	-	-	5,623	35	13,291

Annual General Meeting

The annual general meeting will be held as follows:

Place	Powerhouse Museum Coles Theatre 500 Harris Street, Ultimo, Sydney
Date	23 October 2003
Time	10.00 am
Approximate date the annual report will be available	23 September 2003

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts that are in the process of being audited. Details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... [signature] .... Date: ....28.08.03.....................
Director

Print name: ....JEREMY DAVIS..

25 August 2003

Gradipore Board further strengthened

The Gradipore Board has been further strengthened with the appointment of Dr. Colin Sutton as non-executive Director.

Dr. Sutton brings to Gradipore a mix of skills and experience fundamental to the company's current focus on commercialising its Gradiflow technology.

Gradipore Chairman, Jeremy Davis, said Dr. Sutton's breadth of experience complemented the current directors skills and built on the recent appointment of Dr. Eady.

"His role as Chief Executive Officer of Sirtex Medical Ltd where he took a start up company through an IPO to a market capitalisation in excess of $273 million in three years was remarkable. This experience, combined with his earlier experience of building a range of businesses involved in the bio medical field makes him an ideal addition to the Gradipore board at this time. " said Professor Davis.

Dr. Sutton is currently a non executive director of Polartechnics Ltd, a manufacturer of cancer diagnostic equipment.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

8 July 2003

Dear Shareholder

On 26 June 2003, your company lodged a Notice with the Australian Stock Exchange, providing an update on various developments. A copy of that Notice is enclosed.

Today I am writing to you in order to elaborate on some of the matters covered in that Notice and to provide further information concerning the company's strategy as we enter the new financial year.

Business Overview

While overall sales grew by approximately 65% to $5.5 million in the 2003 financial year, our experience over the past few years has demonstrated we need to improve our understanding of customer needs and then align our product and marketing effort accordingly.

In response to this, the company has been restructured to provide a greater focus on our three primary business streams:

- Gradiflow – targeting biological companies and institutions
- Gels – targeting life science researchers
- Diagnostics – targeting pathology practices and large hospitals

This enables us to devote resources and attention to the specific needs of existing and potential customers for each of these businesses.

A more focused and commercially directed organisation is enabling us to reduce ongoing costs which, as indicated in the most recent ASX Notice, should result in a reduction of expenditure on an annualised basis of at least one-third in the current financial year.

Looking at each of the three business streams in turn, I make the following additional comments in relation to recent developments and prospects.

(i) Gradiflow

Over the last year, the Gradiflow business unit generated sales of $1.4 million, a six fold increase compared to the previous year.

During the financial year, Gradipore has entered into a number of major Proof of Principle agreements with companies for the Gradiflow technology. The first phase of the agreements with Cangene and Serologicals announced earlier this year have been successfully completed. Work on the most recently announced Advantek Proof of

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia | Telephone 61 2 8977 9000 | Internet www.gradipore.com
PO Box 6126 Frenchs Forest NSW 2086 Australia | Facsimile 61 2 8977 9099 | Email info@gradipore.com

Principle Agreement commenced in June. Importantly, the interest and commitment that these significant companies have shown in Gradiflow is a tangible demonstration of their belief in the enormous potential of the technology.

While these developments have been most encouraging, securing manufacturing agreements has proven to be a more difficult step. The consolidation and mergers of the larger companies in the blood fractionation market has slowed the incorporation of the Gradiflow into their manufacturing processes. As a result, Gradipore has re-focused its attention on niche opportunities in blood fractionation, such as hyper-immunes, to achieve take-up of the technology.

It is pleasing to note that during the past 12 months, we have seen the positive results of our work with a number of major customers including Bayer and Aventis, published at industry conferences. We have also seen the emergence of favourable Gradiflow-related research papers from independent organisations such as the Australian Proteomics Analysis Facility. These achievements are generating increasing interest in Gradiflow technology and helping build momentum for its adoption.

In the research instrument market, sales of the Gradiflow BF400 instrument into the targeted monoclonal antibodies market have been less than forecast in the five months since launch. The company is exploring other opportunities to enhance sales of the BF400. This includes exploring other applications in the life sciences sector, particularly proteomics, as well as examining the potential for partnerships with scientific instrument manufacturers to achieve greater sales penetration in this market.

Following release in February of the results of our collaboration with the Scottish National Blood Transfusion Service, we have been holding discussions with major international suppliers of prion diagnostic kits.

Results from our collaboration with Texas A&M University in the area of chiral and other complex separations have been outstanding, with several important patents filed and expressions of interest received from a number of pharmaceutical companies.

Identifying applications for Gradiflow by reference to specific customer needs should provide the foundation for a progressive and growing take-up of the technology. This will involve working closely with existing and potential customers to identify applications that will enable us to build momentum in the adoption of the technology.

(ii) Gels

Despite a number of product development and manufacturing issues, the Gels business recorded an increase in sales revenue of around 60% in the 2003 financial year, compared with the previous year.

Sales penetration of our gels products over the past 12 months was, however, adversely affected by the initial delay to market of the new complete range. The impact

of this delay was compounded by production process difficulties that arose following the introduction of the full range.

In order to identify the source of the difficulties and to put in place permanent procedures to overcome them, the company commissioned an independent audit in early 2003. The audit was undertaken by a distinguished Australian polymer scientist and a leading manufacturing process engineer. The audit has now been completed with a number of outstanding issues identified which are being progressively resolved.

Notwithstanding these difficulties, the ability to offer a full range of electrophoresis gels has significantly enhanced the marketing opportunities for this business.

Looking ahead, we will seek further growth by expanding the coverage and availability of Gradipore's gels products in international markets.

(iii) Diagnostics

Gradipore's Diagnostics business is relatively small but enjoys excellent margins and continues to grow. In the year just completed, the Diagnostics business achieved year-on-year revenue growth of approximately 20%, taking total sales for the year to just over $3 million. This is a very pleasing performance in an environment where the diagnostics industry globally is only growing at a rate of around 5-6% per annum.

Sales growth has been driven by both greater market penetration through existing distribution channels and also several new distribution agreements.

In August, the US Food and Drug Administration (FDA) will be undertaking a routine audit of the company's Diagnostic processes and procedures.

Looking ahead, we will continue to explore further opportunities for growth through new distribution channels. On this basis, I am confident that the business will continue to grow at a rate in excess of the industry.

Board Composition

Due to the circumstances described in the ASX Notice, you will now be aware that Dr H.P. (Perry) Manusu is no longer a director of the company. Let me take this opportunity, to once again on behalf of the Board and indeed all those associated with the company, express our appreciation and regard for the enormous contribution that Perry has made to the formation and development of Gradipore.

As Chairman of your Board of Directors, I am mindful of the need to seek continuing renewal through the appointment of non-executive directors, who can bring the appropriate mix of skills and experience required by Gradipore at this stage in its

development. This remains a priority and going forward we will continue to consider the appointment of new Directors that we believe can further strengthen the Board.

I am also confident that a suitable candidate for the vacant position of Managing Director will be identified in the near future. During the interim period, I will continue to serve in an executive capacity, reverting to my previous role as non-executive Chairman once the new Managing Director is appointed and commences their term.

2003 Financial Results

The company expects to release full details of the financial performance for the year on 29 August 2003.

As indicated in the advice provided to the ASX on 15 May and confirmed in last week's Notice, we expect that the company will record a loss for the year ending 30 June 2003 in the range of $15.5-16 million. Notwithstanding this disappointing financial performance, the company continues to have a strong balance sheet, with approximately $11 million in cash as at 30 June 2003.

* * * *

Finally, I would like to thank you for your continuing support of Gradipore. The shift in the company's primary emphasis from research & development to commercialisation has provided us with some successes, as well as many challenges. As we enter the new financial year, let me assure you of the absolute commitment of your Board, the management team and all of our staff to ensure the full realisation of the great potential of this company.

Jeremy G Davis
Chairman

Gradipore

26 June 2003

GRADIPORE DEVELOPMENTS

The Board of Gradipore Ltd (Gradipore) wishes to advise shareholders of a number of developments arising from its meeting on Wednesday 25 June.

Board membership

The Board noted the advice that Mr H.P. (Perry) Manusu had ceased to be a director of the company.

The Board was advised that, because Perry Manusu passed 72 years of age, he was required to offer himself for re-election at the Annual General Meeting in October 2002. Acting on advice that has proved deficient, Perry Manusu did not stand for re-election and, as a consequence of that technical failure, ceased to be a director at the conclusion of that meeting. Although the Corporations Act has recently been amended to remove the requirement for annual re-election after age 72, the company has been advised that the law in effect at the date of the meeting applies.

The Board unanimously placed on record its appreciation of the enormous contribution by Perry Manusu to the foundation of the company, the development of its existing science and technology and its strategic vision. The directors will take the opportunity at the next Annual General Meeting to pay full tribute to Perry on behalf of all shareholders.

Update

The Board is pleased to inform shareholders that:

1. Gradipore confirms the most recent advice (May 15) as to the extent of expected loss for this year ending June 30th. The company has a strong balance sheet and will have over $10 million in cash as at 30 June 2003.

2. The search for a new Managing Director is being actively pursued.

3. Significant progress has been made over the last six months in a number of areas:

   - the underlying rate of expenditure has been substantially reduced. The annualised rate in the next financial year is forecast to be at least one-third below FY2002, thus ensuring the company's cash position for the ensuing financial year.

   - technical reviews by independent experts have been undertaken of the company's R&D projects, and of its gel manufacturing process. These reviews have given valuable guidance to the Board as it implements a program of narrowing the focus of the company to emphasise gels and

certain specific applications for Gradiflow technology, within the plasma and prion detection markets.

- following these technical reviews, an intensive program to address the process issues in gel manufacturing has been put into effect with independent expert monitoring.

- the organisation has been restructured to reinforce the focus on the 3 business lines (Diagnostics, Gels and Gradiflow) and to reflect the cost savings required.

The Board is confident that the restructure and focus on the three customer groups will enable the company to realise the potential of its Gradiflow and Gels technology, while supporting the strong contribution from the Diagnostics business.

4. A budget framework for the coming year has been rigorously tested to ensure that the best balance has been struck between realising the potential of the company's core technology and respecting the need to observe strong discipline over expenditure. This budget framework, and an associated implementation plan for the coming 3 months, has been unanimously agreed.

General meeting of shareholders

The company informed shareholders and the market on May 30 that it had received notice from Mr John Manusu that he intended to convene a general meeting of shareholders to consider a number of resolutions affecting the composition of the Board. Mr Manusu informed the Board at its meeting on Wednesday 25 June that he does not now intend to convene such a meeting.

The Board is aware of the importance of effective shareholder communication as to the company's progress and business developments. It has committed itself to ensure more effective and timely communication with all shareholders.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Jeremy G Davis
Chairman
Gradipore Limited
(02) 8977-9000
Simone Lockwood
Company Secretary
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

18 June 2003

Update to the Market Regarding intention to convene a General Meeting of Shareholders

On 30 May, 2003, Gradipore Limited advised that it had received a letter from Mr John Manusu, a director of the company, indicating his intention to convene a general meeting of the Company on 30 June 2003, to appoint 2 new directors and remove 4 current serving directors.

As part of the announcement on 30 May, the Company also advised it had not yet received a formal notice for such a meeting to take place.

Gradipore wishes to advise it has still not received a formal Notice of Meeting from Mr Manusu. Since at least 28 days notice of a meeting is required to be given to shareholders, clearly no meeting can be held on 30 June.

The Company will inform the market as soon as further information becomes available.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

30 May 2003

Intention to convene a General Meeting of Shareholders

Gradipore Limited has received a letter from Mr John Manusu, a director of the company, advising that it is his intention to convene a general meeting of the company on 30 June 2003. A draft Notice of General Meeting, which accompanied the letter, includes resolutions to appoint 2 new directors and remove 4 current serving directors.

The letter and Notice advise that the following are to be proposed for election as directors:

- Mr John Fernandez
- Mr Gregory Desmond Fagan

and the following to be removed:

- Mr Jeremy Davis
- Dr John Eady
- Mr Robert Lieb
- Mr Leslie Webb

The company sought legal advice on aspects of the draft Notice of Meeting and provided that advice to Mr Manusu on Thursday 29th May.

At the time of making this announcement, the company has received no formal Notice of Meeting.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

21 May 2003

Professor Jeremy Davis to assume role of Executive Chairman

On 2 April 2003, Gradipore Limited advised that Mr Bob Lieb would be stepping down as Chief Executive Officer, pending the appointment of a new person to that position.

While the search process for a suitable successor is ongoing, the Board of Gradipore has agreed with Mr Lieb that his term as Chief Executive Officer will end on Friday 23 May 2003. From this time and until a new Chief Executive is appointed, Gradipore Chairman Professor Jeremy Davis will assume the role of Executive Chairman of the company. The immediate priority will be to carry through and complete the business refocusing and expenditure review previously announced by the Board.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

15 May 2003

Gradipore Revised Forecast

The Board of Gradipore has reviewed its forecast of the financial outcome for the year ending 30 June 2003. As a result, the Board has revised the anticipated loss for the year up to a range of $15.5-$16 million (previous advice in the range of $12 million).

While expenditures have been controlled, revenues have fallen short of the company's forecasts in several businesses. In Commercial Separations, sales have increased above the prior year but below forecast. Proof of principle agreements have been successful but conversion into manufacturing agreements remains a major challenge. In the research instrument market, the Gradiflow BF400 was released in early 2003 with the initial target application in monoclonal antibodies. Customer take-up in this application area has been disappointing (below expectations) and, based upon knowledge gained in the field, the company is now redirecting its emphasis to other applications for this flexible instrument.

Market response to Gradipore's expanded range of gels has been encouraging and sales are growing steadily. However, delayed release of this expanded product line earlier this year has set back the sales penetration process by some months. The company has experienced production problems in expanding the output of gels which has resulted in unanticipated manufacturing cost variances. Improved process controls and quality assurance methods are being implemented to address these problems.

The diagnostic product line has continued to perform strongly throughout the year.

The Board remains confident as to the market potential of the company's core technologies. It is refocusing the organisation on target customer segments and lines of business. An intensive review of expenditure by each line of business is underway.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

2 April 2003

Role of Chief Executive Officer

Gradipore Limited today announced that Mr Bob Lieb intends to step down from his position as Chief Executive Officer of the Company. Mr Lieb will remain in his position until such time as a new appointment can be made.

Mr Lieb was a director of Gradipore Limited and Chairman of its United States based subsidiary, when he was appointed in May 2002 to the position of Chief Executive Officer and Vice-Chairman of the Board. At that time, Mr Lieb agreed to accept the position in order to assist with the transition of the company from a primarily research-oriented organisation to a customer driven, commercially successful company.

Much has been achieved in this regard and the Board of Gradipore and Mr Lieb believe that now is the appropriate time to appoint a new permanent Chief Executive, based in Australia, who can oversee the company's continuing commercial development.

Gradipore has appointed an executive recruitment firm to assist in the search process and expects that a successor to Mr Lieb will be appointed in the near future.

Once this appointment is made, Mr Lieb will continue to work closely with Gradipore Chairman Professor Jeremy Davis and other directors, in his role as Vice Chairman of the Board.

As an experienced Board member and resident in the United States, Mr Lieb will take an active role in Gradipore's strategic planning and the further development of relationships with key customers – both actual and potential – in North America and Europe.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb
Porter Novelli
(02) 9463 7600

Gradipore

Serologicals Corporation

Feb. 25, 2003

Gradipore and Serologicals Announce Development Agreement for Plasma Protein Purification.

Deal Expands the Biological Applications of Gradiflow™ Technology

Sydney – Gradipore (ASX: GDP) and Serologicals Corporation (Nasdaq: SERO) today announced a development agreement for evaluating the application of Gradipore's Gradiflow™ separations technology for the isolation of plasma proteins intended for use as diagnostic reagents, culture medium supplements, or for therapeutic indications. The agreement will generate immediate revenue for Gradipore.

Upon successful completion of the evaluation to the specified requirements of Serologicals, Gradipore and Serologicals will discuss a more extensive commercial agreement for the purification and commercialization of other plasma proteins.

"Mass producing medically-relevant products was the intention for the Gradiflow system, and we have the highest confidence that this agreement with Serologicals will clearly demonstrate this," said Gradipore CEO, Robert E. Lieb. "Also of importance is the fact that this deal expands the diversity of biological applications for the Gradiflow technology."

"The Gradiflow technology offers an attractive alternative to the existing technologies of fractionation and chromatography with potentially higher yields at similar or superior quality," said David A. Dodd President and CEO of Serologicals Corporation. "Serologicals is excited to start this collaboration and have access to this promising platform in its continuous pursuit of the manufacture of the highest quality biologics."

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels®, LongLife Gels, Tris-Tricine Gels and MicroGel, essential scientific laboratory measuring tools used in most biochemical separations. Gradipore gel products offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, Gradipore gel products are safer, portable, and less expensive than alternative products.

For information on Gradipore, visit the company's corporate web site at

www.gradipore.com.

About Serologicals Corporation

Serologicals Corporation, headquartered in Atlanta, Georgia, is a global provider of biological products and enabling technologies, which are essential for the research, development and manufacturing of biologically based life science products. The Company's products and technologies are used in a wide variety of innovative applications within the areas of oncology, hematology, immunology, cardiology and infectious diseases, as well as in the study of molecular biology. Serologicals has more than 650 employees worldwide, and its shares are traded on the NASDAQ national stock market under the symbol SERO.

For information on Serologicals Corporation, visit the company's corporate web site at

www.serologicals.com

For further information, please contact:

Gradipore (Australia)
Simone Lockwood
+61 2 8977 9000
slockwood@gradipore.com

Gradipore (United States)
Joanna Barnes
(212) 534-4122
jbarnes@gradipore.com

Porter Novelli (Australia)
Jonathan Revitt (jrevitt@porternovelli.com.au)
+ 61 2 9463 7600

Serologicals Corporation
Roland Gerritsen van der Hoop,M.D., Ph.D.
Vice President of Global Research and Development
Chief Scientific Officer
(678) 728-2201
rgerritsenvanderhoop@ serologicals.com

# # #

Gradipore

25 February 2003

Gradipore Releases First Half Results

Gradipore Limited released today its financial results for the six months ending 31 December 2002. During the period the Company recorded a 26% increase in sales to $2.45 million from $1.95 million recorded in the prior year. A net loss for the six months of $7.9 million compares with $8.1 million for the previous corresponding period.

In announcing the results today, Gradipore's CEO, Robert Lieb, indicated that while sales growth was strong, the financial performance for the half was below internal budget forecasts.

"The results are mixed - encouraging in some respects and disappointing in others. In the first half, we achieved a 26% increase in sales over last year, but this lagged our budget targets and resulted in a loss close to last year's levels. Revenue in the second quarter was somewhat lower than anticipated primarily due to timing issues in all three Business Units."

"Our key short term commitment remains to drive revenue growth while holding expenditure rates down and so reduce the operating deficit. In the second half, we expect to see strong and continuing sales growth; expenditure levels will fall following the staff reductions announced in January and the sharper focus on key business opportunities," Mr Lieb said.

Summary of Financial Results for 6 Months Ended 31 December 2002

	6 months to 31.12.02 $'000	6 months to 30.6.02 $'000	6 months to 31.12.01 $'000
Sales	2,449	1,392	1,947
R&D Grant	-	203	541
Operating revenue	2,449	1,595	2,488
Operating expenses	(10,975) *	(12,776)	(10,799)
Operating loss	(8,526)	(11,181)	(8,311)
Net interest earned	624	769	216
Net loss	(7,902)	(10,412)	(8,095)

* Includes $510,000 in redundancy and retirement expense at Board and senior management levels

Reviewing Business Unit performance:

In our Life Science Business Unit, the launch of Gradipore's new and complete range of electrophoresis gels, originally scheduled for the second quarter, was delayed by approximately 8 weeks due to necessary steps to assure product quality. The complete range is now on the market, the products are being well received by customers and sales are now responding. We are confident that second half performance will show sharp improvement. The BF400 Gradiflow separation

instrument for research applications moved from the beta testing phase to marketing launch in January 2003. This is an important development and will contribute to revenue growth in the current half.

The Diagnostics Business Unit had experienced a slow second quarter sales due to delays in receiving several expected large orders. This situation has resolved itself in the current quarter, with record sales achieved in January. As a result, sales in this Business Unit are now tracking ahead of budget.

The Commercial Separations Business Unit forecasted several agreements to be signed and partially billed in the first half. Delayed signings, often the result of due diligence by both parties, reduced the revenue contribution from this business. This situation will improve in the second half - as reflected in the announced agreements with Cangene, Advantek and now Serologicals.

Outlook:

The Board considers it unlikely that the Company can achieve its stated goals to halve the operating deficit for the fiscal year. Revenues from the Commercial Separations business unit in particular are lumpy and difficult to forecast. Nonetheless, our current forecast anticipates the second half loss to be significantly lower – in the range of $4 million.

About Gradipore

Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

Gradipore's core separations technology platform, Gradiflow, is a unique membrane-based process for biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens (and now prion proteins) simultaneously.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Investor inquiries -
Simone Lockwood
Gradipore Limited
(02) 8977-9000

Media inquiries -
David Lumb or Jonathan Revitt
Porter Novelli
(02) 9463 7600

Gradipore

21 February, 2003

Mr Andrew Black
Australian Stock Exchange Limited
Level 6, 20 Bridge Street
Sydney NSW 2000

By facsimile: 02 9241 7620

Dear Andrew,

Re: Price Query

We refer to your letter dated 21 February 2003 regarding the recent change in the price of the Company's securities and increase in the volume of trading.

Our responses to the questions raised are as follows:

1. Gradipore has made two important announcements to the market within the last three week period. The first of these on 6 February 2003, covered the results of our work in separating and concentrating infectious prion material. This attracted considerable media and industry attention both in Australia and overseas. The second announcement on 13 February detailed an agreement with Advantek Biologics of Hong Kong for use of Gradiflow technology to improve biosafety in certain blood fractionation applications.

   These announcements have caused a significant increase in interest in Gradipore's activities and have resulted in a substantial increase in the Company's share price over the past three weeks.

   In the Company's opinion, these two announcements provide the underlying reason for the recent change in the price of the Company's securities and increase in the volume of trading.

   Gradipore is aware of reports emerging last week indicating that the US Food and Drug Administration is seeking advice on whether the agency should consider labelling claims for the clearance of Transmissible Spongiform Encephalopathy (TSE) agents in plasma derivatives, based upon specific demonstration of TSE removal during manufacturing. This has direct relevance to Gradipore's work in removing and concentrating infectious prion material - seen to be the cause of TSE – which the Company announced on 6 February. We understand that the FDA's proposed draft labelling would include a statement to

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia | Telephone 61 2 8977 9000 | Internet www.gradipore.com
PO Box 6126 Frenchs Forest NSW 2086 Australia | Facsimile 61 2 8977 9099 | Email info@gradipore.com

the effect that the manufacturer's manufacturing process provided substantial clearance of TSE agents.

Gradipore is also aware of the Company being upgraded to a "long term buy" by an Australian stock broking firm during the last week.

There are two other items of information which have not been announced, which if known, could be an explanation for recent trading.

- Gradipore is in the process of finalising its financial results for the half year ended 31 December which are required to be reported to the ASX by 14 March, 2003. In relation to these results, the Company flagged in an announcement made on 22 January, 2003 that revenue in the first half was somewhat behind budget targets and that initiatives were being taken to reduce expenditure accordingly.

- Gradipore is also close to announcing a new agreement with a customer in its Commercial Separations business unit to undertake certain development work using Gradiflow technology.

2. Gradipore is unable to make any announcement immediately regarding either its first half results or the expected new agreement.

   In respect of Gradipore's results, final figures still need to be reviewed and approved by the Board prior to any release. The Board is expected to meet within the next week to consider the results.

   In respect of the expected new agreement, final approvals from Gradipore's customer still need to be received before any announcement can be made. The Company considers that at this point, this agreement falls within the exceptions to continuous disclosure outlined in 3.1A of the Listing Rules. These approvals are expected to be received within the next week.

3. The Company intends to record an operating loss before abnormal items and income tax for the half year ended 31 December 2002 that will vary positively from the previous half year within the range of 20-25%.

   While an improved result will be reported, as indicated in our announcement of 22 January 2003, revenues in the six months to December fell short of internal targets, in part, due to the late release of new products. As a consequence, initiatives were taken in January, 2003 to reduce expenditure accordingly.

4. The Company does not intend to record a material abnormal or extraordinary profit/loss for the half year ended 31 December 2002.

5. The Company has no other explanation for the price change and increase in volume.

6. We confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

If you require any further information, please do not hesitate to contact me.

Yours sincerely,

Simone Lockwood
Company Secretary

Direct Line (02) 8977 9077

Gradipore

13 Feb 2003

GRADIPORE ANNOUNCES AGREEMENT WITH HONG KONG'S ADVANTEK BIOLOGICS FOR APPLICATION OF GRADIFLOW™ TECHNOLOGY FOR BIOSAFETY OF PLASMA FRACTIONS

Deal Provides Gradipore Commercial Introduction Into The Chinese Fractionation Market

Gradipore (ASX Code: GDP) today announced an agreement with Advantek Biologics Limited of Hong Kong, China for a three-stage application of the company's Gradiflow™ separations technology for use in intravenous immunoglobulin (IVIG) fractionation.

After the initial phase of the agreement, Gradipore will send a commercial scale Gradiflow unit to Hong Kong for the production of blood products. The final phase will involve the potential adoption of the Gradiflow technology into a processing plant on the mainland of China.

The deal will generate immediate revenue for Gradipore and may pave the way for foreign product and service entry into the lucrative China and Asian biological marketplaces.

Advantek plans to use the Gradiflow separation system to isolate plasma proteins especially IVIG from waste streams of current technology and also significantly upgrade biosafety issues with Gradipore's patented viral removal and prion removal advantages.

Advantek's incorporation of the Gradiflow separation and isolation technology may provide the company with significant safety advantages and more accurate separation results when compared to the presently-used methods, as well as time and cost advantages through increased IVIG yields. Purified IVIG is used for the treatment of autoimmune diseases and HIV-infected patients.

"Recently, there has been an increasing demand for high-quality plasma proteins in the Asian market," said Dr. Bing Lou Wong, CEO of Advantek Biologics. "Our objective is to become a leading Asian provider of plasma products for use in surgical procedures as well as treatment of specific diseases." Gradiflow technology has shown promising results in its ability to remove bacterial, viral and prion contaminants, and Advantek is hopeful that this novel and exciting technology can be applied to ensure the safety of our varied plasma products and meet stringent regulatory requirements. The higher yield and greater biosafety of the Gradiflow process will contribute significantly to Advantek producing biological products of superior quality."

The world market for blood products was estimated in early 2000 to be US$6.5 billion of which Asia (excluding Japan) represented US$400 million (7%). It is estimated that the current world market may be closer to US$10 billion. The Asian market is growing at an annual rate of 15-20%. China represents 47% of the Asian market, which at current rates will grow to US$550 million in 2003, US$850 million in 2005 and US$1.5 billion in 2008.

"From a marketing standpoint, the Chinese marketplace is a lucrative one that has provided significant challenges in terms of penetration," said Robert Lieb, Global CEO of Gradipore.

"This deal is important on two levels. Gradiflow has the potential to provide increased yields of Advantek's biologics while enhancing biosafety, and operate effectively on an industrial production scale. In addition, we are hopeful that the successful completion of this agreement will lead to widespread availability of Gradiflow technology in the Asian markets, including Hong Kong and Greater China."

About Advantek Biologics Limited

Advantek Biologics' biological products, including IVIG, are manufactured in compliance with current Good Manufacturing Practice (cGMP) guidelines set by US FDA, and are of superior quality and highly free of bacterial and viral contaminants. Advantek has recently signed an agreement with Amersham Biosciences to develop innovative chromatographic production technologies for plasma-derived products, including Antithrombin III, Alpha 1 Anti-Trypsin and Transferrin.

For more information on Advantek, visit the company's corporate web site at www.Advantekbiologics.com

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels®, LongLife Gels, Tris-Tricine Gels and MicroGel™, essential scientific laboratory measuring tools used in most biochemical separations. Gradipore gel products offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, Gradipore gel products are safer, portable, and less expensive than alternative products.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Simone Lockwood
Gradipore Limited
(02) 8977-9000

Jonathan Revitt
Porter Novelli
(02) 8585 8200

Gradipore

6 February 2003

Gradiflow proves ability to remove Infectious Prions from Human Blood

Australian biotechnology company Gradipore today announced that its Gradiflow™ separations platform has successfully isolated and removed infectious and non-infectious prion proteins (PrP) from human biological samples in independent laboratory studies.

Prion proteins are the smallest known pathogens and are believed responsible for a group of neurodegenerative diseases, which include variant Creutzfeldt-Jakob disease (vCJD) in humans, Bovine Spongiform Encephalopathy (BSE or "mad cow disease") in cattle, and scrapie in sheep.

The isolation and removal of prion proteins has highly positive implications for the healthcare, biotechnology and blood supply markets. These include -

- The development of diagnostic tests for infectious prion contamination in animals and humans – which can be carried out on a live subject and which are also much more accurate
- A significant increase in the safety of human donor blood and blood products
- An increase in bio-safety across a broad range of research and manufacturing processes.

"We are very encouraged by the results of these experiments. The outcome of this collaborating project could allow early prion diagnosis, limit the potential of further transmission and possibly assist in treatment of these diseases," said Robert Lieb, Global CEO for Gradipore. "Indeed, what they show is that Gradiflow may fill the unmet need for a non-invasive prion diagnostic tool for animals and humans, and can provide pure isolates of various proteins useful for research, development, and therapeutic purposes."

Technology currently exists to detect the presence of infectious prions only after the cattle etc have been slaughtered. This process is also time consuming and can allow the disease to spread. The development of a diagnostic test for livestock that can detect infectious prions in live subjects, could expedite discovery of possible disease. At an average cost of $15 per test[1], it represents a market opportunity of up to approximately US $2.5 billion for cattle and sheep in the European Union only [2]. The global opportunity, combined with the possibility of a human diagnostic, is expected to be much larger.

The new experiments were designed, performed and validated in Scotland by the Scottish National Blood Transfusion Service (SNBTS), a leading international authority in the field of prion diagnostics, in collaboration with Q-One Biotech, an authority in the design and implementation of virus, prions and other contaminant validation studies. The outcomes showed -

- Prion contaminants deliberately introduced into human plasma could be removed ***below detectable limits*** using the Gradiflow process
- The contaminants were effectively separated from IgG and albumin proteins
- The ability of the Gradiflow technology to selectively separate and concentrate prions. This ***cannot be achieved by current technology***.

---

[1] Wall Street Journal, September 25, 2002

[2] Source: Gradipore

"As far as I am aware, the Gradiflow platform is the only technology which can achieve these using one technology platform, and it has the ability to achieve these outcomes concurrently," said Dr Hari Nair, Gradipore's US Chief Operating Officer.

"Gradiflow has now proved its ability to separate and remove bacteria, viruses, endotoxins and prions from biological samples, and that has huge implications, for example, for blood banks around the world."

An abstract has been submitted to present the full results at a scientific forum later in 2003.

SNBTS Lead Scientist Dr. Ian MacGregor stated, "we have been impressed with this technology and these studies also show that the technology may have huge implications in the multimillion dollar prion diagnostic industry".

All studies were carried out in highly controlled laboratory conditions.

"All prion-related testing utilising the Gradiflow separations technology was performed to the high standards that our organization maintains in accordance with international standards for quality control," said Q-One Biotech director, Malcolm Brattle. "We found that Gradiflow technology is a promising tool for the separation of disease-associated prions from human biologics."

Gradipore has a standing agreement with the SNBTS covering the study of the Gradiflow technology for infectious prion removal, the development of a prion diagnostic kit for early stage detection of prion disease, and further research to assist in the treatment of vCJD.

ends

About Gradipore
Gradipore (ASX Code: GDP) is an Australian global biotechnology company which researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

Gradipore's core separations technology platform, Gradiflow, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens (and now prion proteins) simultaneously.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com

Media inquiries -

Simone Lockwood	**David Lumb or Jonathan Revitt**
Gradipore Limited	Porter Novelli
(02) 8977-9000	(02) 8585 8200

Gradipore

JOHN MANUSU STEPS DOWN AS AN EXECUTIVE OF GRADIPORE LIMITED

SYDNEY (January 22, 2003) Gradipore Chairman, Professor Jeremy Davis, today announced that John Manusu had stepped down as an executive from the company, effective January 31, 2003.

Mr Manusu will continue as a Non-Executive Director and act as a Consultant to the Company.

Mr Manusu joined Gradipore in 1985 and up until earlier this year was the company's Executive Chairman. As Gradipore moves from the R&D stage to commercialisation, Mr Manusu has decided to set up a Consultancy business applying the lessons learnt from Gradipore to assist other start-up companies commercialise their intellectual property.

Professor Davis paid tribute to Mr Manusu's contribution to Gradipore over many years.

"John has been deeply involved in all activities of the Company since its inception and has helped to grow the company from a small R&D firm to a commercially focused organisation of more than 100 people in Australia and the US. John has been instrumental in all the commercial deals and collaborations since joining the Company and has helped to drive forward the ground-breaking science and technology which characterise the Company.

"His work on our agreements with Dade-Behring, Instrumentation Laboratory, Organon Teknika, Baxter, Bayer, Aventis, Cangene and SNBTS was fundamental to the success of these new technology based deals".

"I am pleased we will continue to have the benefit of his counsel as a Director and a Consultant," Professor Davis added.

Gradipore **(ASX Code: GDP)** is a biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

For more information, visit Gradipore's web site at www.gradipore.com.

For further information

Simone Lockwood
Gradipore Limited
(02) 8977-9077

Geoff Michels
Porter Novelli
(02) 9957 4233

Gradipore

GRADIPORE REDUCES STAFF

SYDNEY (January 22, 2003) Gradipore Limited announced today that the company has initiated a program to reduce staff levels immediately. The reductions, mostly at the Frenchs Forest headquarters, include approximately 20 people, or 15% of total headcount worldwide. The reductions primarily affect administrative support and research projects with extended time horizons.

"Revenues in the six months to December fell short of our targets, in part, due to the late release of new products," said Robert Lieb, CEO of Gradipore Limited. "These products are now on the market".

"These staff cuts, while regrettable, are consistent with the commitments by the Board and management at the AGM to achieve our stated goals – to reduce net cash use this fiscal year by half and aim for cash breakeven in FY 2004. The reduction, which is being followed by some reassignment of people to projects, is in line with our strategic priorities and our strong customer focus".

Gradipore **(ASX Code: GDP)** is a biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

For more information, visit Gradipore's web site at www.gradipore.com.

For further information

Simone Lockwood	David Lumb
Gradipore Limited	Porter Novelli
(02) 8977-9077	(02) 8585 8226

Response to ASX Query re Share Price

21 Jan 2003

21 January, 2003

Mr Andrew Black
Australian Stock Exchange Limited
Level 6, 20 Bridge Street
Sydney NSW 2000

By facsimile: 02 9241 7620

Dear Andrew,

Re: Price Query

We refer to your letter dated 21 January 2003 regarding the recent change in the price of the Company's securities and increase in the volume of trading.

Our responses to the questions raised are as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

Gradipore's last newsletter to shareholders, updating them on the Company's activities was released to the market on 18 December 2002.

At a monthly Board meeting today, two issues were resolved which the Board believed should be announced, in order that the market remain fully informed. Draft announcements on both these issues have been prepared with the intention of releasing them before the market opens tomorrow.

2. Not applicable.

3. The Company has no other explanation for the price change and increase in volume.

4. We confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

If you require any further information, please do not hesitate to contact me.

Yours sincerely,

Simone Lockwood
Company Secretary

Direct Line (02) 8977 9077

Gradipore

Gradipore Board further strengthened

SYDNEY (December 13, 2002) The Gradipore Board has been further strengthened with the appointment of Dr. John Eady as non-executive Director.

Dr. Eady brings to Gradipore a mix of skills and experience fundamental to the company's current focus on deriving commercial benefit from its science and technology.

Gradipore Chairman, Jeremy Davis, said Dr. Eady's breadth of experience was ideally suited to Gradipore at this time.

"His career in international senior management, his work in research, research management and the commercialisation of science, and his experience as a director, will greatly help Gradipore achieve its stated financial and commercial goals," said Professor Davis.

Dr. Eady is currently Chairman of Ambri Limited, a newly-listed biotechnology company which, as with Gradipore, is in the process of commercialising its intellectual property.

Recently, he has also advised a US-based company on revitalising its management and to achieve best practice.

Over a distinguished career, Dr. Eady spent more than 26 years with CRA and its subsidiaries. He is an experienced director having held directorships with the Australia Industry Research and Development Board, Comalco Aluminium, Comalco Bell Bay Pty Ltd, Southern Aluminium Limited, the AIDC, and Comalco and Rio Tinto, Japan.

Dr. Eady is a Fellow of the Academy of Technological Sciences and Engineering and, importantly for Gradipore, has had a long commitment to commercialising outstanding Australian science.

Gradipore **(ASX Code: GDP)** is a biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

For more information, visit Gradipore's web site at www.gradipore.com.

For further information

Kate Leeder
Gradipore Limited
(02) 8977-9093

Geoff Michels
Porter Novelli
(02) 9957 4233

Gradipore

Gradipore set for U.S sales push with extended gel offering

SYDNEY (December 10th 2002) In a major strategic move to increase sales in the vital U.S. market, Gradipore has announced the introduction of new electrophoresis gels, which now complete the company's comprehensive product offer.

"It is increasingly accepted that our existing gels are better and less expensive than our competitors," said Gradipore's global CEO, Robert Lieb. "However, sales have been restricted until now because we have not had a full product range to offer customers. That has now changed."

Electrophoresis gels are an essential scientific laboratory measurement tool used in most biochemical separations. Up to three quarters of all biochemistry research papers make use of gels.

For ease and consistency, many gel users – including research laboratories, hospitals and pathology centres - only buy from a single manufacturer. In practice, that manufacturer simply keeps its customer's fridge "topped up" with gel units (not unlike a soft drink manufacturer keeps an office fridge topped up with drinks).

"Gradipore now produces a comprehensive range of 45 superior gel products, which better positions us to appeal to a larger base of potential customers," Mr Lieb said.

"With a superior product and aggressive pricing we feel the top two competitors are vulnerable and this gives Gradipore an opportunity for a significant gain in market share."

Gradipore's new gel products include:

- MicroGels®- a breakthrough product manufactured specifically for high-speed, uniform electrophoretic separations, which deliver better resolution in 15 minutes or less compared to up to 90 minutes.
- A line of new Tris-Tricine Gels, designed for superior clarity in the separation of peptides and small molecules.
- And the extension line of LongLife electrophoresis precast gradient gel products. LongLife gels feature a longer shelf life, run and transfer times up to 50 percent faster, and do not require several buffer systems and gel types like other long-life gel products.

Gradipore's new comprehensive range of gels will allow its US sales and distribution agent, VWR International, to maximise market penetration.

"When it comes to high-throughput proteomics research, speed and uniformity are the name of the game," said Ed Sapp, director of life sciences at VWR International. "Because it has the first mass-produced micro gels on the market, Gradipore is unmatched in this category. The availability of breakthrough gel products such as MicroGels from Gradipore, as well as an extensive gel offering, enhances VWR's position as a leading worldwide life science distributor."

About Gradipore

Gradipore (ASX Code: **GDP**) is an Australian biotechnology company which researches, develops, manufactures and markets separation technologies principally to provide increased efficiency for research and development for the life science market globally. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including biological drug manufacturing and blood purification. Unlike other large-scale purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

For more information about Gradipore's gel products, or to order, visit the Gradipore Life Sciences Division website at www.buyigels.com For information on Gradipore, visit www.gradipore.com

For further information

Kate Leeder
Gradipore Limited
(02) 8977 9093

Geoff Michels
Porter Novelli
(02) 9957 4233

Gradipore

New US patent for Gradiflow – removal of viral and prion contaminants

SYDNEY (December 4, 2002) – The potential value of Gradipore's (ASX Code: GDP) breakthrough separations platform - Gradiflow – has been extended with the granting of a new US patent.

The patent covers Gradiflow's unique ability to remove biological contaminants such as viruses and bacteria. Unlike other large-scale purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously. This offers pharmaceutical manufacturers the opportunity to reap the economic benefits of faster, higher yielding manufacturing processes, reduced processing costs and improved product safety and quality.

"Securing this patent is a significant event because it paves the way for the commercial licensing of the Gradiflow technology for viral removal applications," said Robert Lieb, Global CEO and Vice Chairman of Gradipore.

This new patent also strengthens Gradipore's intellectual property related to removal of prions, the infectious agents associated with Mad Cow Disease, and its human form, Creutzfeldt-Jakob disease (CJD).

Blood borne viruses are divided into two major groups. – enveloped viruses such as HIV and non-enveloped viruses such as Hepatitis A. Currently non-enveloped viruses are removed with difficulty by nano-filtration, while enveloped viruses are usually inactivated by the addition of detergent which leaves residues of both the detergent and the killed virus in the final product.

A key feature of the Gradiflow technology is its ability to remove both enveloped and non-enveloped viruses, the smallest, most chemical resistant viruses, which traditional viral treatments struggle to eliminate.

Gradiflow technology is an electrophoresis process that can separate target molecules by charge and/or size, allowing them to be isolated with high purity and yield. Gradiflow technology has a wide range of applications in research, scientific and commercial production, including biological drug manufacturing and plasma protein purification. These are currently multi - billion dollar markets of which the separation costs in many cases represent over 60% of the total costs of manufac ture.

The industrial potential of Gradiflow is currently under evaluation by leading biotechnology and plasma fractionating companies including Cangene and Aventis. This evaluation takes time since changing their current methods involves ~~C~~ companies scrapping their current production plant, which in many cases represent many hundreds of millions of dollars, and having to re-apply for a new FDA approval for each product.

Gradipore

Gradipore **(ASX Code: GDP)** is a biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

In the laboratory setting, the company's Gradiflow™ technology is used in conjunction with its line of electrophoresis gels, marketed as iGels® and LongLife Gels, essential scientific laboratory measuring tools used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products. When compared to traditional pre-cast gels, Gradipore's LongLife Gels feature a longer shelf life and decreased run and transfer times of up to 50 percent, and do not require several buffer systems and gel types like other long-life gel products.

For more information, visit Gradipore's web site at www.gradipore.com.

For further information

Kate Leeder
Gradipore Australia
(02) 8977-9093

Geoff Michels
Porter Novelli
(02) 9957 4233

Gradipore

November 27, 2002

For further information, please contact:

Gradipore Limited Kate Leeder 61 2 8977 9093 kleeder@gradipore.com	Porter Novelli Communications David Lumb Ph: +61 (2) 8585 8200 DLumb@porternovelli.com.au

Comment Regarding Decline in Share Price

SYDNEY (November 27, 2002) – We note that the Gradipore share price has declined by approximately 14% over the past week, in the absence of any announcements from the Company.

We wish to advise that we are not aware of any circumstances affecting the operations of Gradipore which would explain this price decline. As outlined at the Company's Annual General Meeting on 31 October, 2002, the Company retains significant cash reserves and affirms that it expects to double sales and reduce costs in the current financial year. Hence, Gradipore remains on track to reach break-even in the 2004 financial year.

Jeremy G Davis
Chairman

Robert E. Lieb
CEO

Gradipore

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Limited.
Kate Leeder
61 2 8977 9093
kleeder@gradipore.com

UNDERWRITING FEE FOR $2.50 LISTED OPTIONS

SYDNEY (December 3, 2001) – Gradipore (ASX Code: GDP), has announced that a fee of 3.6% is to be paid to the underwriters of the 9.19 million $2.50 share options expiring on 31 December, 2001.

The underwriting is being managed by Intersuisse Corporate Pty Ltd, with the participation of Taylor Collison. The underwriting of the $2.50 listed options was announced to the market on 23 November, 2001.

This announcement is being made in accordance with ASX Listing rule 3.11.3.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world.

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore™

RESULTS OF 2002 AGM

Gradipore Limited today announces the results of the resolutions as detailed in its Notice of Annual General Meeting to shareholders dated 27 September 2002.

Resolutions:

Ordinary Business:

Resolution 1 — To receive and consider the Financial Statements for the year ended 30 June 2002 and reports of the directors and auditors.
Resolution passed by show of hands.

Resolution 2A — To elect Professor Jeremy Davis who retires in accordance with Article 66 of the Company's constitution and being eligible, offers himself for re-relection.
Resolution passed by show of hands.

Resolution 2B — Withdrawn.

Special Business (requires 75% majority):

Resolution 3 — To consider that the previously approved amounts to be paid as Directors' fees to the Non-executive Director's of Gradipore Limited and Gradipore Inc be "pooled" and increased to a sum of A$550,000 for use by a proposed new single, global Board.
Resolution did not pass by the holding of a poll.
For 72.80% : Against 27.20%

Resolution 4 — To consider the continuation of the Share Purchase Plan.
Resolution passed by the holding of a poll.
For 92.66% : Against 7.34%

Proxy voting details for each resolution were as follows:

Resolution	For	Against	Open
1	5,474,258	21,137	6,498,872
2A	5,478,335	48,809	6,419,777
2B	2,543,187	2,961,852	6,488,841
3	2,282,130	2,612,086	6,081,357
4	4,114,293	713,978	7,153,716

Simone Lockwood
Company Secretary
1 November 2002

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia
PO Box 6126 Frenchs Forest NSW 2086 Australia
Telephone 61 2 8977 9000
Facsimile 61 2 8977 9099
Internet www.gradipore.com
Email info@gradipore.com

Professor Jeremy Davis (Chairman) 2002 AGM Speech (audio attached)

31 Oct 2002

Please click here for audio and accompanying presentation slides from the 2002 AGM.

Gradipore is a company in the process of major transition. In my remarks today, I want to focus on two aspects of this transition:

- at the operational level
- and at Board level

Financial Performance

As set out in the Annual Report, the company achieved operating revenue of $5.4 million which was below the prior year. The bottom line was a loss of $18.5 million, following the loss of $12.2 million the prior year. It is important to note that these losses are based on an appropriate conservative approach – all research and development expenditure and market developments costs are written off in the year incurred. The balance sheet is not encumbered with any intangible assets of doubtful value.

It is clear, however that losses of the size incurred in these past 2 years cannot be sustained. As a result of the support given by shareholders and the exercise of options last year, the company is on a sound financial footing with $27.2 million in cash at June 30th 2002. But the Board is committed to a strategy to husband this resource and draw on it prudently. We must not and will not put the company at risk by pursuing a course of action which would require further capital to be raised in the next year or more. Consistent with that, the Board has approved a budget which places priority on driving top line revenue while limiting the net cash burn to less than $10 million in the financial year.

In summary, the goal is to more than double revenues while cutting the loss in half. This is a demanding goal in a difficult global environment but one to which the management team under Robert Lieb's leadership is committed. If we can achieve this, the company will be well positioned to achieve cash break even in the following financial year.

At an operating level, this required a shift in culture from research to commercialization.

This requires a much stronger emphasis on understanding and meeting the needs of our customers (rather than pursuing science, however seductive, for its own sake) and on focusing our energies and resources on a smaller set of projects with clearer and more immediate returns. This shift in culture is clearly underway but is not yet complete.

Governance

The second major transition is occurring in the Board and senior management. Earlier this year, the Board recognized the need to take further significant steps at both levels, in order to accelerate the transition from the start-up entrepreneurial phase to a more disciplined and professional phase in the firm's evolution. Following this several significant changes have occurred:

- John Manusu and Tim Wawn relinquished their roles as joint CEOs and Robert Lieb accepted the Board's invitation to take on this role in May
- as part of the transition, Ray Block stepped down as Deputy Chairman and Robert Lieb assumed that position
- Tim Wawn has resigned from the Board and becomes Chief Operating Officer
- John Manusu has relinquished executive responsibilities in order to act as Strategic Advisor to the CEO with a particular commitment to completion of a Strategic Marketing Plan for the company
- I accepted the invitation extended by the Board and became a Director and non-executive Chairman in September

This process of transition is also still underway. As shareholders know, we intend to move from the current "two Boards" structure to a single global Board. In order to facilitate this process, I must report to you today that change will be ongoing. Specifically, two members of the Board will retire as directors at the conclusion of the Annual General Meeting, Mr Ray Block and Mr Mark Cashmore.

I would like to place on record my appreciation to every member of the board for their commitment to this process of change. It is no easy matter for a Board to accept the need and implement such a profound series of changes. I commend the Board, and especially its two retired members, for their significant contribution to this process and to the company.

Finally I ask shareholders to note that this process is also ongoing and not yet complete. There will be further changes in the alignment of the Board and senior management over coming months, including the appointment of new non-executive directors with the skills and expertise needed to help drive the company forward.

Conclusion

My remarks so far have been at a general level. This reflects the short period of time in which I have held this position as Chairman. Although I have still a great deal to learn about Gradipore's science and its great sweep of potential applications, I am convinced that the heavy investment (especially in the last 2 years) has created a base of great potential value.

Translating that into tangible rewards for shareholders is the task before us; I will ask Robert Lieb, who, as CEO will provide the strategic leadership on that path, to outline his approach to this. Before doing so, however, there is one very recent development that I should report. We have been advised that the United States Patent for Removal of Biological Contaminants has been recently granted. This core patent covers the removal of viruses from biological products. Most current methods require several steps and only inactivate the virus. Our method simultaneously purifies and removes viruses in one step. This is further evidence of the development of important intellectual property and the care taken to protect the economic rights to that property.

While our emphasis is heavily on achieving commercial outcomes, a disciplined ongoing investment in the science and technology of Gradipore will continue.

Professor Jeremy Davis
Chairman
Gradipore Limited

Presentation to analysts October 28/29th 2002

28 Oct 2002

Gradipore

BECOMING THE GLOBAL LEADER IN BIOLOGICAL SEPARATIONS

Gradipore

Company Profile



- 47 million issued shares
- 12 month share price range: $1.14 - $3.50
- 118 staff
- $27.2 million cash reserves (30 June 02)

Gradipore

BECOMING THE GLOBAL LEADER IN BIOLOGICAL SEPARATIONS

Gradipore's Technologies

- Gradiflow Technology (US$150bn)
  - Scalable separation platform with diagnostic, research and industrial uses
- Electrophoresis gels (US$350m)
  - used for analysing biological samples
  - aiming to be Top 2 player (currently No.3)
- Coagulation diagnostics (US$30m market)
  - continue to build sales, then re-evaluate long term relevance to Gradipore

Gradiflow Competitive Advantages

- Can change the economic model of any customer:
  - higher yields (50%+)
  - faster separations (days to hours)
  - fraction of the cost of current technologies
  - higher quality
- New products through sophisticated separation strategies:
  - therapeutics
  - diagnostics
  - viral / prion removal
- Unique separation capabilities:
  - simultaneous product separation and viral removal

Review of 1st Quarter Performance

	Actual A$'000	Budget A$'000	Prior Year A$'000
Sales	1,743	2,049	831
Cost of Sales	459	388	190
Gross Profit ($)	**1,284**	**1,661**	**641**
Gross Profit (%)	**74%**	**81%**	**77%**
R&D Expenses	1,124	1,180	1,319
Selling Expenses	878	929	549
General & Admin Expenses	2,487	2,582	2,779
Operating Result	**(3,205)**	**(3,030)**	**(4,006)**
Interest Paid	68	60	242
Interest Earned	292	269	154
Net Loss	**(2,981)**	**(2,821)**	**(4,094)**

Current Priorities

- Sharpen customer focus
- Promise less and deliver more
- Prudent financial management
- Market penetration
- Build confidence in Gradipore

Sharpen Customer Focus

- Understand the customers' needs
- Tailor our science to the customer

Promise Less and Deliver More

- Fewer projects
- Clear commercial goals
- Responsibility
- Accountability
- Simplified planning and implementation
- Evaluation of performance

Prudent Financial Management

- Cost controls
- Cash management
- Reduce operating deficit in FY 03
- Break even in FY04

Market Penetration Goals

- Double overall sales in FY 03
- Gels – Investment in US sales force, expanded product line, enhanced distribution through VWR
- Diagnostics – 20% sales increase in FY 03
- Commercial Separations – portfolio of commercial deals

Gradiflow GMP Industrial Instrument



301

BECOMING THE GLOBAL LEADER IN BIOLOGICAL SEPARATIONS

Gradipore

Build Confidence in Gradipore

- Focused on deeds not words
- Measurable goals
- Attainable goals
- Organise to be global

Gradipore

BECOMING THE GLOBAL LEADER IN BIOLOGICAL SEPARATIONS

Gradipore

For further information, please contact:

Gradipore Ltd
Kate Leeder
+61 2 8977 9000
kleeder@gradipore.com

Porter Novelli Australia
Geoff Michels
+61 2 9957 4233
gmichels@porternovelli.com.au

Sydney, October 2, 2002

Following the announcement on 11th September 2002 advising that Gradipore and Cangene had signed a licensing agreement for the Gradiflow™ technology please find attached further information on this deal.

Questions and Answers Regarding the Cangene Licensing Deal

1. **What is the significance of this deal to Gradipore?**

   This is a very important deal for Gradipore as Cangene have agreed to take the Gradiflow through the FDA and, once this is achieved, use the Gradiflow in production of a specific mainstream hyperimmune product. FDA approval of the process could lead to a widespread commercialisation of the Gradiflow technology (for more information please see question #7).

2. **Is this Proof of Principle (POP) deal?**

   No. This is Gradipore's first agreement covering the use of the Gradiflow technology all the way through FDA into a manufacturing application. In fact, the term of this agreement is for the life of Gradipore's patents, which means at least 20 years. The initial phase of this agreement takes the parties up to the lodgementof an FDA application by Cangene. The subsequent phases of this agreement will deal with the installation of a manufacturing plant and the ongoing consumable and royalty payments.

3. **What is the value of this deal to Gradipore?**

   Gradipore will receive an upfront payment and a number of milestone payments upon achievement of agreed targets. The total value of this initial phase is approximately AUS$900,000. Once this initial phase has been completed, Cangene and Gradipore will determine a manufacturing consumable cost for the disposable Gradiflow cartridges and a royalty payment on products produced using the Gradiflow. In addition, Cangene and Gradipore will negotiate the cost of building a Gradiflow manufacturing plant, and should Cangene require exclusivity, a payment for the exclusive use of the Gradiflow technology to manufacture the specific hyperimmune products.

4. **What is the market size of the specific hyperimmune product?**

The market size of the specific hyperimmune is estimated to be worth about US$100 million per annum. The raw material costs for this hyperimmune are very expensive at approximately US$500 per litre of starting plasma. This compares with approximately US$100 per litre for plasma used to manufacture standard blood fractionation products such as albumin and IVIG.

5. **How long will it take for the Cangene deal to generate royalties and consumable sales?**

In addition to the upfront and defined milestone payments noted above, this agreement anticipates a number of payments over the life of the contract. After the successful conclusion of the first phase, Cangene will purchase a production scale Gradiflow unit. The size and cost of this unit have yet to be determined.

On installation of this production unit, Cangene will manufacture sufficient product to complete the FDA application. Once Cangene receives FDA approval, it will start manufacture of the product. At this stage, Gradipore will receive orders for the consumable items.

Finally, royalty payments will start within six months of this 'for sale' manufacturing. Further to these payments, Cangene may decide to purchase an exclusive right to manufacture the specific hyperimmune product using the Gradiflow. Should Cangene wish to exercise this right, it will pay Gradipore an exclusivity fee. This fee has yet to be negotiated. We should start receiving payments in six months.

6. **How will this deal help Gradipore get FDA approval?**

Once Gradipore has demonstrated the value of the Gradiflow by achieving the agreed product specifications, Cangene will prepare an FDA application for the specific hyperimmune product using the Gradiflow. The critical aspect of this FDA application from Gradipore's perspective is the Drug Master File (DMF), which Gradipore will prepare in conjunction with Cangene.

The DMF is a detailed dossier on the Gradiflow system including such information as to how the system operates, the various materials which make the system, their toxicology, the quality system by which the Gradiflow and associated consumables have been made and the regulatory system which Gradipore has to validate that every Gradiflow unit and consumables meet the product specifications. It is important to note that the FDA will not approve the Gradiflow system separately, only in conjunction with the manufacture of the Cangene product.

7. **What is the significance of this Drug Master File (DMF)?**

The DMF is a file Gradipore will have with the FDA detailing the Gradiflow and the products that have been manufactured using it. Once a DMF has been considered by the FDA as part of a product application, such as Cangene's specific hyperimmune, other potential users can reference this file in their FDA applications. This makes it significantly easier for other potential users to adopt the Gradiflow, as the technology will have been '*validated*' by the FDA. Gradipore's DMF will be referenced as each new product is taken through the FDA process.

8. **How long will it take to get through the FDA?**

This is not an easy question to answer. It is estimated that the Cangene FDA application should be a relatively quick application to approve. Cangene already manufactures an FDA approved version of this hyperimmune product. For this reason, the FDA application should be more about the change in manufacturing process, which will largely revolve around the Gradiflow system. We expect that this application will be faster than for a new biological product submission. We will keep shareholders abreast of progress on FDA approval.

9. **What is the significance of this deal to Cangene?**

To quote Dr. John Langstaff, President and CEO of Cangene, "The Gradiflow technology promises Cangene Corporation improved product yield at reduced cost."

Robert Lieb, CEO, would like to congratulate the entire Commercial Separations team for their work on this project, and would especially like to recognize John Manusu and Hari Nair, who negotiated the contract.

Gradipore

NOTICE OF
2002 ANNUAL GENERAL MEETING

NOTICE is hereby given that Annual General Meeting of members of Gradipore Limited ("the Company") will be held at the Australian Stock Exchange, The Auditorium, Exchange Square, 10 Bridge Street, Sydney NSW on Thursday 31st October, 2002 at 10.00am.

AGENDA:

ORDINARY BUSINESS

1. **Accounts and Reports**

   To receive and consider the Financial Statements together with consolidated accounts of the Company and its controlled entities and the Reports of the Directors and Auditor, in respect of the year ended 30 June 2002.

2. **Election of Directors**

   (a) Professor Jeremy Davis retires pursuant to Article 66 of the Constitution and Australian Stock Exchange Listing Rule 14.4 having been appointed a director since the last Annual General Meeting, and being eligible, offers himself for re-election.

   To consider the appointment of Professor Jeremy Davis and if thought fit, pass the following resolution as an ordinary resolution.

   That Professor Jeremy Davis be re-elected as a Director of the Company.

   (b) Mr Mark Cashmore retires pursuant to Article 68 of the Constitution and Australian Stock Exchange Listing Rule 14.4 and, being eligible, offers himself for re-election.

   To consider the appointment of Mr Mark Cashmore and if thought fit, pass the following resolution as an ordinary resolution:

   That Mr Mark Cashmore be re-elected as a Director of the Company.

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia
PO Box 6126 Frenchs Forest NSW 2086 Australia
Telephone 61 2 8977 9000
Facsimile 61 2 8977 9099
Internet www.gradipore.com
Email info@gradipore.com

SPECIAL BUSINESS

3. "Pooling" of, and increase to, Non-executive Directors' Remuneration

To consider, and if though fit, pass the following resolution as an ordinary resolution:

That, pursuant to Article 69 of the Constitution and Australian Stock Exchange Listing Rule 10.17, the previously approved amounts to be paid as Directors' fees to the Non-executive Directors' of Gradipore Limited and Gradipore Inc be "pooled" and increased to a sum of AUD$550,000 for use by a proposed new single, global Board.

4. Share Purchase Plan

To consider and if thought fit, pass the following resolution as a special resolution:

That, in accordance with Clause 9 of the Share Purchase Plan, the continuation of the Share Purchase Plan is approved.

DATED 27 September 2002
BY ORDER OF THE BOARD

S Lockwood
Company Secretary

PROXIES

1. A proxy form accompanies this Notice.

2. A member entitled to attend and vote at the meeting may appoint a proxy. The proxy form may specify the proportion or number of votes that a proxy may exercise. If the member is entitled to cast 2 or more votes, they may appoint 2 proxies. If the member appoints 2 proxies and the proxy form does not specify the proportion or number of member's votes each proxy may exercise, each proxy may exercise half of the votes.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or notarially certified copy of that power of attorney) must be lodged at the registered office of the Company, 22 Rodborough Road, Frenchs Forest, NSW, 2086 (Fax No: (02) 8977 9099) or the Company's share registry, Computershare Investor Services Pty Limited, Level 3, 60 Carrington St, Sydney, NSW, 1115 (Fax No: (02) 8234 5180) no later than 48 hours before the time set down for the Meeting.

GRADIPORE LIMITED ("THE COMPANY")
EXPLANATORY MEMORANDUM
ACCOMPANYING NOTICE OF 2002 ANNUAL GENERAL MEETING

RESOLUTION 3

Approval to "pool" and increase Non-executive Directors' Remuneration

During the year the Company commissioned Heidrick & Struggles to conduct an independent review of its Board. An outcome of this review was the decision to move to a single, global Board of Directors' for Gradipore by consolidating and restructuring the Boards of both Gradipore Limited and its US subsidiary, Gradipore Inc. It is envisaged that this consolidation will occur before 30 June 2003.

In anticipation of this consolidation, Gradipore's Remuneration Committee recommend "pooling" the previously approved amounts to be paid as directors fees to the Non-executive Directors' of Gradipore Limited and Gradipore Inc for use by this new single, global Board.

It should be noted that "pool" refers to the total amount the company can pay all its Non-executive Directors' and that any individual Director will only be paid a fraction of this amount.

Following the recent appointment of our Non-executive Chairman and to provide the Company with the ability to attract high calibre local and overseas Directors' to the Board, the Board recommend that the pool for Non-executive Directors' remuneration be increased by AUD$100,000 from AUD$450,000 to AUD$550,000.

It should also be noted that the total amount of AUD$550,000 is a cap and will not necessarily be used in full.

RESOLUTION 4

Approval of The Continuation of the Gradipore Share Purchase Plan

The Gradipore Share Purchase Plan (the Plan) was originally approved at an Extraordinary Shareholders Meeting in March 1997 and under its terms and conditions, needs to be approved by shareholders each year.

The Directors recommend that continuation of the Plan be approved.

It should be noted that, after due consideration, in accordance with Clause 10.1 of the Share Purchase Plan the Director's resolved to suspend the operation of the Plan following the release of the 2002 financial year results. This is deemed to be a temporary suspension of the Share Purchase Plan. Future applications of the Plan will depend upon factors such as Gradipore's cash reserves, the Company's share price at the time and general market conditions.

Copies of the Plan are available from the Company's Share Registry on request.

Gradipore™

GRADIPORE LIMITED (THE COMPANY")

ADDENDUM TO EXPLANATORY MEMORANDUM

ACCOMPANYING THE NOTICE OF 2002 ANNUAL GENERAL MEETING

In accordance with Australian Stock Exchange Listing Rule 10.17 the following voting exclusion statement should be read in conjunction with the information disclosed in the Explanatory Memorandum accompanying the Notice of 2002 Annual General Meeting.

RESOLUTION 3

Approval to "pool" and increase Non-executive Directors' Remuneration

Voting Exclusion Statement

The entity will disregard any votes cast on a resolution by the Directors excluded from voting, and an associate of the Directors.

However, the entity need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

S Lockwood
Company Secretary
DATED 30 September 2002

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia
PO Box 6126 Frenchs Forest NSW 2086 Australia
Telephone 61 2 8977 9000
Facsimile 61 2 8977 9099
Internet www.gradipore.com
Email info@gradipore.com

Gradipore™
ABN 79 001 001 145

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 1115 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9615 5970
Facsimile 61 2 8234 5180
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

GDP

Securityholder Reference Number (SRN)

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Gradipore Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Gradipore Limited to be held at the Australian Stock Exchange, The Auditorium, Exchange Square, 10 Bridge Street, Sydney NSW on Thursday 31 October 2002 at 10:00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 2(a) AND 3 BELOW

☐ If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 2(a) and 3 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 2(a) and 3 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of each Item.

Voting directions to your proxy - please mark X to indicate your directions

	ORDINARY BUSINESS	For	Against	Abstain*
Item 1	Accounts and Reports	☐	☐	☐
Item 2 (a)	Re-elect Prof Jeremy Davis as a Director	☐	☐	☐
Item 2 (b)	Re-elect Mr Mark Cashmore as a Director	☐	☐	☐

	SPECIAL BUSINESS	For	Against	Abstain*
Item 3	Approval to "pool" and increase Non-executive Directors' Remuneration	☐	☐	☐
Item 4	Approval of The Continuation of the Share Purchase Plan.	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

GDP 7PR

GDP_WIP_173922/000001/000001

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting on 10:00am on Thursday 31 October 2002. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Gradipore Limited share registry at the address opposite, or
- by delivery to the Registered Office of Gradipore Limited being
  22 Rodborough Road
  FRENCHS FOREST NSW 2086 Australia
  Facsimile : 61 2 8977 9099

Gradipore Limited share registry
Computershare Investor Services Pty Limited
GPO Box 4195
Sydney New South Wales 2001
Australia
Facsimile 61 2 8234 5180

GRADIPORE LIMITED
Schedule of New issue announcements from June 30, 2001 to April 30, 2004

FULLY PAID ORDINARY SHARES :

July 1, 2001	Opening balance	32,516,443
August 31, 2001	New issue of shares	25,300
October 31, 2001	New issue of shares	1,522,946
December 1, 2001	New issue of shares	3,204,228
January 1, 2002	New issue of shares	9,680,840
June 30, 2002	New issue of shares	893,336
June 30, 2002	New issue of shares	5,500
June 30, 2002	Closing balance	47,848,593
	No movement	
June 30, 2003	Closing balance	47,848,593
December 12, 2003	New issue of shares	6,000,000
February 5, 2004	New issue of shares	600,000
March 30, 2004	New issue of shares	998,195
April 1, 2004	Conversion of share options	66,667
April 29, 2004	Conversion of share options	144,495
May 5, 2004	Conversion of share options	39,519
May 18, 2004	Conversion of share options	17,016
May 21, 2004	Conversion of share options	23,258
May 28, 2004	Conversion of share options	13,972
June 3, 2004	Conversion of share options	8,262
June 3, 2004	Closing balance	55,759,977

BONUS OPTIONS :

April 2, 2004	Exercise Price : 50 cents Expiry Date : September 1, 2004	10,602,227

GRADIPORE LIMITED
Schedule of New issue announcements from June 30, 2001 to April 30, 2004

FULLY PAID ORDINARY SHARES :

July 1, 2001	Opening balance	32,516,443
August 31, 2001	New issue of shares	25,300
October 31, 2001	New issue of shares	1,522,946
December 1, 2001	New issue of shares	3,204,228
January 1, 2002	New issue of shares	9,680,840
June 30, 2002	New issue of shares	893,336
June 30, 2002	New issue of shares	5,500
June 30, 2002	Closing balance	47,848,593
	No movement	
June 30, 2003	Closing balance	47,848,593
December 12, 2003	New issue of shares	6,000,000
February 5, 2004	New issue of shares	600,000
March 30, 2004	New issue of shares	998,195
April 1, 2004	New issue of shares	66,667
April 29, 2004	New issue of shares	144,495
April 30, 2004	Closing balance	55,657,950

BONUS OPTIONS :

April 2, 2004	Exercise Price : 50 cents Expiry Date : September 1, 2004

Gradipore

September 23, 2002

For further information, please contact:

Gradipore Limited Kate Leeder 61 2 8977 9093 kleeder@gradipore.com	Porter Novelli Communications David Lumb Ph: +61 (2) 8585 8200 DLumb@porternovelli.com.au

GRADIPORE APPOINTS JEREMY DAVIS CHAIRMAN OF THE BOARD

--Seasoned Business Executive Brings Over 30 years of Management Experience--

SYDNEY (September 23, 2002) – Gradipore, a global biotechnology company (ASX Code: GDP) today announced the appointment of Jeremy Guy A. Davis, MBA to Chairman of the Board. Mr. Davis has more than 30 years of management experience and is the AMP Society Professor of Management at the Australian Graduate School of Management (AGSM). During his tenure at AGSM, Mr. Davis was a Director of the Australian Stock Exchange from 1990-1996. He was also a Director of AIDC Limited, the government-controlled development bank, from 1989-1997 and the Chairman of this group from 1996-1997.

"To support our aggressive globalization and growth strategy, appointing a seasoned business executive as Chairman was an important priority for Gradipore, " said Robert Lieb, CEO and Vice Chairman of Gradipore. "Jeremy has a comprehensive understanding of business management and his solid background in management consultation will have an immediate impact on the development and execution of our business plan and our leadership strategy in biological separations."

Prior to the Australian Graduate School of Management, Mr. Davis worked with the Boston Consulting Group in Boston, joining them in 1970, and moving to their Paris office in 1972. In 1974, he established their San Francisco office, and became a director of the firm in 1975. He returned to the Paris office in 1978 as Managing Partner. Currently, he is a Director of Transurban Holdings Ltd. and a Member of Council, University of New South Wales.

Mr. Davis' other appointments include Chairman of Capral Aluminium (formerly Alcan Australia) from 1989-2002, Director of Nucleus Ltd from 1986-1988, and Director of Amwin Management Pty Ltd, a venture capital fund, from 1998 to the present.

Throughout his career, Mr. Davis has co-authored and written for management books such as The Essence of Corporate Strategy and Going International: Export Myths and Strategic Realities. He has also been published in journals including the *Australian Quarterly, Australian Journal of Management* and the *Journal of Management Development*. Mr. Davis holds an MBA

from Stanford University and a Bachelor of Economics in Accounting from the University of Sydney.

"I am very pleased to have the opportunity to join Gradipore," said Mr. Davis, "Gradipore's technology holds exciting potential for the biological separations industry and I look forward to leveraging my business experience and international exposure to help support the company's future growth initiatives."

Mr. Davis stated that former Executive Chairman, - John Manusu, remains on the Board of Gradipore and continues in his role as Strategic Advisor to CEO, Robert Lieb.

Mr Davis also noted that Tim Wawn has resigned from the Board in order to focus on his executive duties as Chief Operating Officer of the Company. Mr Davis - said, "Mr Wawn's resignation represents the start of a process aimed at building a single, global Board of Directors for Gradipore and ensures an appropriate separation of Executive and Board responsibilities."

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

In the laboratory setting, the company's Gradiflow™ technology is used in conjunction with its line of electrophoresis gels, marketed as iGels® and LongLife Gels, essential scientific laboratory measuring tools used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products. When compared to traditional pre-cast gels, Gradipore's LongLife Gels feature a longer shelf life and decreased run and transfer times of up to 50 percent, and do not require several buffer systems and gel types like other long-life gel products.

For more information, visit Gradipore's web site at www.gradipore.com.

Financial Results 2002

12 Sep 2002

Gradipore Reports Increase In Sales Revenue

Restructure Positions Company for Strong Revenue Growth

SYDNEY (September 12, 2002) – Biological separations company Gradipore Limited (GDP), today reported a steady increase in sales revenue for the year ended 30 June 2002 of 6.4% to $3.34 million from $3.138 million in 2001. Total revenue of $5.43 million was down from the previous year, as the 2001 result was boosted by a number of one-off items, including proceeds from the sale of the company's former head office in North Ryde, Sydney.

As a result of this reduction in total revenue and increased spending on research & development and marketing during the year, the company reported a net loss of $18.51 million, compared with a loss of $12.21 million in the 2001 financial year.

Newly appointed Gradipore Global CEO, Mr Robert Lieb, said that while incurring a larger loss in the fiscal 2002 year was disappointing, there were a number of operational and structural initiatives undertaken that will provide the foundation for a more positive outcome in the current year and beyond.

"The development of commercial applications for our technology, combined with a renewed focus on providing for the needs of our customers and a more disciplined approach to managing costs, should improve our overall financial performance in the financial year ending June 2003.

"Looking forward, our aim is to increase sales by ensuring that our customers' needs drive our science. My appointment as CEO based in the United States, the largest market for the company's products, and the restructure of the senior management team I announced in July this year, is indicative of the company's commitment to focusing on the customer," Mr Lieb said. "Our objective is to cut the company's operating deficit in half during the current year to assure adequate cash resources for the foreseeable future."

Gradipore's financial position remains secure, with cash reserves of $27.2 million as at 30 June this year.

"The clear direction for the company going forward is to focus our efforts on applying our proprietary technology to address the specific needs of our customers. Only in this way can we effectively tap the huge potential markets that exist for the company's products worldwide," said Mr Lieb.

As part of the restructure process, Gradipore will also be further strengthening its Board of Directors with the appointment of a new non-executive Chairman. The company expects to make an announcement in this regard in the near future.

While Gradipore continues to build sales of its coagulation diagnostics products, the real potential for the company is in the market for its electrophoresis gels, and in developing and marketing commercial applications for the company's core separations technology, Gradiflow. Some of the recent highlights in these areas include the following:

· In September 2001, Gradipore announced that it had entered into a global distribution agreement with worldwide laboratory supply company, VWR International, to distribute the company's electrophoresis gel separation product, iGels.

· The successful completion of a pilot plant prototype, the GF100, which has been built according to Good Manufacturing Practice standards with up to 400 times the capacity of the laboratory model. The company expects to introduce the first GF100 units into the market during the current fiscal year

· A significant licensing agreement has been developed with Cangene, a leading Canadian biotechnology company, for the separation of one hyperimmune globulin. This agreement anticipates filing for the clearance of the Gradiflow technology by the US Food and Drug Administration, the regulatory body that oversees the American pharmaceutical industry.

"The year ahead is sure to be an exciting one for Gradipore as we translate our technology into increased sales and work toward securing our position as a truly global leader in biological separations," Mr Lieb said.

In an additional announcement, Gradipore's Directors have voted to suspend the normal six monthly offer to shareholders under the Company's share purchase plan. This decision is based on shareholder feedback and after due consideration. As a result, Gradipore will not be making an offer to shareholders to purchase shares in the Company at a discount following the release of the 2002 financial year results. While this is not seen as a permanent

suspension of the Share Purchase Plan, future application of the Plan will depend upon factors such as Gradipore's cash reserves, the Company's share price at the time and general market conditions

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

In the laboratory setting, the company's Gradiflow technology is used in conjunction with its line of electrophoresis gels, marketed as iGels ,and LongLife Gels, essential scientific laboratory measuring tools used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products. When compared to traditional pre-cast gels, Gradipore's LongLife Gels feature a longer shelf life and decreased run and transfer times of up to 50 percent, and do not require several buffer systems and gel types like other long-life gel products.

For information on Gradipore's newly announced licensing agreement with Cangene view at www.gradipore.com/Investor/default.asp?DocumentID=488&MenuID=101&RefMenuID=83&Category=Investor

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore

For further information, please contact:

Gradipore Limited
Simone Lockwood
+61 (2) 8977 9000
slockwood@gradipore.com

Porter Novelli Communications
David Lumb
Ph: +61 (2) 8585 8200
DLumb@porternovelli.com.au

Gradipore Reports Increase In Sales Revenue
Restructure Positions Company for Strong Revenue Growth

SYDNEY (September 12, 2002) – Biological separations company Gradipore Limited (GDP), today reported a steady increase in sales revenue for the year ended 30 June 2002 of 6.4% to $3.34 million from $3.138 million in 2001. Total revenue of $5.43 million was down from the previous year, as the 2001 result was boosted by a number of one-off items, including proceeds from the sale of the company's former head office in North Ryde, Sydney.

As a result of this reduction in total revenue and increased spending on research & development and marketing during the year, the company reported a net loss of $18.51 million, compared with a loss of $12.21 million in the 2001 financial year.

Newly appointed Gradipore global CEO, Mr Robert Lieb, said that while incurring a larger loss in the fiscal 2002 year was disappointing, there were a number of operational and structural initiatives undertaken that will provide the foundation for a more positive outcome in the current year and beyond.

"The development of commercial applications for our technology, combined with a renewed focus on providing for the needs of our customers and a more disciplined approach to managing costs, should improve our overall financial performance in the financial year ending June 2003.

"Looking forward, our aim is to increase sales by ensuring that our customers' needs drive our science. My appointment as CEO based in the United States, the largest market for the company's products, and the restructure of the senior management team I announced in July this year, is indicative of the company's commitment to focusing on the customer," Mr Lieb said. "Our objective is to cut the company's operating deficit in half during the current year to assure adequate cash resources for the foreseeable future."

Gradipore's financial position remains secure, with cash reserves of $27.2 million as at 30 June this year.

"The clear direction for the company going forward is to focus our efforts on applying our proprietary technology to address the specific needs of our

customers. Only in this way can we effectively tap the huge potential markets that exist for the company's products worldwide," said Mr Lieb.

As part of the restructure process, Gradipore will also be further strengthening its Board of Directors with the appointment of a new non-executive Chairman. The company expects to make an announcement in this regard in the near future.

While Gradipore continues to build sales of its coagulation diagnostics products, the real potential for the company is in the market for its electrophoresis gels, and in developing and marketing commercial applications for the company's core separations technology, Gradiflow™. Some of the recent highlights in these areas include the following:

- In September 2001, Gradipore announced that it had entered into a global distribution agreement with worldwide laboratory supply company, VWR International, to distribute the company's electrophoresis gel separation product, iGels®.
- The successful completion of a pilot plant prototype, the GF100, which has been built according to Good Manufacturing Practice standards with up to 400 times the capacity of the laboratory model. The company expects to introduce the first GF100 units into the market during the current fiscal year
- A significant licensing agreement has been developed with Cangene, a leading Canadian biotechnology company, for the separation of one hyperimmune globulin. This agreement anticipates filing for the clearance of the Gradiflow technology by the US Food and Drug Administration, the regulatory body that oversees the American pharmaceutical industry.

"The year ahead is sure to be an exciting one for Gradipore as we translate our technology into increased sales and work toward securing our position as a truly global leader in biological separations," Mr Lieb said.

In an additional announcement, Gradipore's Directors have voted to suspend the normal six monthly offer to shareholders under the Company's share purchase plan. This decision is based on shareholder feedback and after due consideration. As a result, Gradipore will not be making an offer to shareholders to purchase shares in the Company at a discount following the release of the 2002 financial year results. While this is not seen as a permanent suspension of the Share Purchase Plan, future application of the Plan will depend upon factors such as Gradipore's cash reserves, the Company's share price at the time and general market conditions

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

In the laboratory setting, the company's Gradiflow technology is used in conjunction with its line of electrophoresis gels, marketed as iGels ,and LongLife Gels, essential scientific laboratory measuring tools used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products. When compared to traditional pre-cast gels, Gradipore's LongLife Gels feature a longer shelf life and decreased run and transfer times of up to 50 percent, and do not require several buffer systems and gel types like other long-life gel products.

For more information, visit Gradipore's web site at www.gradipore.com.

For further information, please contact:

Gradipore Ltd (Australia)
Kate Leeder
+61 (2) 8977 9000
kleeder@gradipore.com

Porter Novelli Communications
Geoff Michels/Jonathan Revitt
Ph: +61 (2) 9957 4233
gmichels@porternovelli.com.au
jrevitt@porternovelli.com.au

GRADIPORE AND CANGENE SIGN LICENSING AGREEMENT FOR GRADIFLOW™ TECHNOLOGY

Regulatory approval to be sought for Gradiflow in the manufacturing of specialty hyperimmunes

SYDNEY (September 11, 2002) – Gradipore (ASX Code:GDP) has entered an exclusive licensing agreement with Cangene Corporation (TSX: CNJ), a world leader in developing, manufacturing and distributing specialty hyperimmune products. Under the agreement, Cangene will evaluate Gradipore's platform separation technology, Gradiflow, as an enhancement to its hyperimmune manufacturing process. During the first phase of the agreement, Gradipore will demonstrate that the Gradiflow technology can achieve strict levels of purity and recovery in an industrial setting on one of Cangene's products. The agreement specifies up-front and milestone payments by Cangene. Following the successful completion of the first phase, the companies may enter further agreements that would lead to commercialization of the product and FDA licensure.

Hyperimmune globulins are antibody products containing high levels of a specific antibody. These products are purified from donated human plasma containing high levels of the antibody of interest. However, since the plasma contains other antibodies in lesser quantities, the ability to isolate and purify the desired antibody efficiently is key. Dr. John Langstaff, President and CEO of Cangene Corporation said "The Gradiflow technology promises Cangene Corporation improved product yield at reduced cost."

For Gradipore this agreement provides an opportunity for further scientific validation of the Gradiflow technology, while expanding its development program to the area of blood products.

Mr. Robert Lieb, Global CEO of Gradipore, said, "Gradipore's future growth is directly tied to licensing agreements for Gradiflow separations technology with worldwide industry leaders like Cangene. This is an important collaboration for Gradipore in that not only will it permit us to further our development program by applying the Gradiflow process to a large-scale commercial use, but more importantly it establishes a path by which the process can achieve widespread regulatory approval."

Gradipore's core separations technology platform, Gradiflow, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research,

scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

In the laboratory setting, the company's Gradiflow technology is used in conjunction with its line of electrophoresis gels, marketed as iGels®,and LongLife Gels, essential scientific laboratory measuring tools used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products. When compared to traditional pre-cast gels, Gradipore's LongLife Gels feature a longer shelf life and decreased run and transfer times of up to 50 percent, and do not require several buffer systems and gel types like other long-life gel products.

For more information, visit Gradipore's web site at www.gradipore.com.

About Cangene

Cangene is one of Canada's largest and most profitable biotechnology companies. Founded in 1984 in Mississauga, Cangene is now headquartered in Winnipeg but carries on research and development activities in both cities. It uses patented manufacturing processes to produce plasma-derived and recombinant therapeutic proteins. The Company currently has two approved products and a clinical trial program that is progressing well, including two products that are nearing completion of Phase III clinical trials and one that has been submitted for FDA review. Using its drug-manufacturing expertise and its wholly-owned subsidiary, Chesapeake Biological Laboratories, Inc., Cangene is also expanding its contract-manufacturing business. The Company's internationally compliant, ISO 9001-registered manufacturing facilities are located in Winnipeg, Manitoba and Baltimore, Maryland. Cangene's website, www.cangene.com, includes product and investor information, including past news releases. Chesapeake's website is www.cblinc.com.

###

For Cangene: *To the extent that any statements made in this release contain information that is not historical, these statements are essentially forward looking. These statements are subject to risks and uncertainties that cannot be predicted or quantified; consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include: the difficulty of predicting the timing of regulatory approvals or outcome of regulatory actions; market and customer acceptance and demand for new pharmaceutical products; ability to market products; the impact of competitive products, services or pricing; timing or success of product development and launch; availability of raw materials; the regulatory environment; fluctuations in operating results; progress of clinical trials; dependence on corporate relationships; government policies or actions; or other risks detailed from time-to-time in the Company's filings with the Ontario Securities Commission. Forward-looking statements can be identified by the use of words such as "expects", "plans", "will", "believes", "estimates", "intends", "may", "bodes" and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or*

should management's assumptions prove inaccurate, actual results could vary materially from those anticipated. The Company undertakes no obligation to publicly update any forward-looking statements.

Texas A&M Update - ASX Announcement

06 Aug 2002

Gradipore (ASX: GDP) has announced that the initial phase of its collaborative work with Texas A&M University, a leading US university, is close to completion.

Gradipore funded contract research has resulted in five new patent applications and a number of technology breakthroughs relating to protein separations.

Gradipore CEO, Mr Robert Lieb, said the first chiral separation using Gradiflow-based technology had been successfully completed during this initial phase of the collaboration. Technology advances made in successfully separating complex protein samples had exceeded expectations, said Mr Lieb.

Mr Lieb said Professor Gyula Vigh of Texas A&M University presented some initial results at the international conference Prep2002 in Washington DC in June 2002. More detailed results would be presented by Professor Vigh in a keynote address at an International Conference on Separation Technologies in Helsinki, Finland in early September.

In March 2001, Gradipore made a non-contractual gift to endow the Gradipore Chair in Separation Science in Texas A&M's Department of Chemistry. The new chair was created to facilitate scientific and possible technological breakthroughs in the general area of membrane-based separations, with the aim of creating new opportunities in fields such as chiral and protein separations. Chiral molecules are commonly used as the basis for pharmaceutical drugs and are notoriously difficult to purify.

"This is just the beginning of a long-term research relationship, but we believe the initial results provide a clear signal of the future commercial application of our collaboration with Texas A&M University," Mr Lieb added.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, GradiflowTM, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of precast electrophoresis gels, an essential scientific laboratory measuring tool used in most biochemical separations. Gradipore's gels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, the gels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore

For further information, please contact:

Gradipore Ltd
Kate Leeder
+61 2 8977 9000
kleeder@gradipore.com

Porter Novelli Australia
Geoff Michels
+61 2 9957 4233
gmichels@porternovelli.com.au

GRADIPORE MANAGEMENT RESTRUCTURE

SYDNEY (July 4th, 2002) - Gradipore's newly appointed Chief Executive Officer and Vice Chairman, Mr Robert Lieb, has announced changes to the management structure to reflect the sharply increased customer focus of the company. This follows his visit to Australia in the past week to meet staff, management, shareholders and other stakeholders.

"Restructuring the organisation to address the need for customer focus was our first priority. The changes reflect our commitment to doing fewer things and doing them better and increasing the emphasis on commercialising the company's considerable intellectual property and thus building shareholder value," Mr Lieb stated.

Executive changes effective immediately are:

- Mr Tim Wawn has been appointed Chief Operating Officer of the company and in that capacity will also head up Gradipore's Australian operations. Mr Wawn will be based in Australia and will report to Mr Lieb.
- Dr Hari Nair has been appointed to head up the US operations of Gradipore and will also serve as General Manager of the Commercial Separations business unit, the division charged with marketing Gradipore's Gradiflow™ separation technology for industrial applications. Dr. Nair will be based in the U.S. and will report to Mr. Lieb.
- John Manusu has been appointed Strategic Adviser to the CEO with particular responsibility for identifying and analysing new business opportunities for Gradipore's technologies, both in Australia and overseas.

In addition to the above appointments, Warwick Dargan (Diagnostics business unit), Tony Ellwood (Life Science Separations business unit), Kylie Couper (Human Resources) and Simone Lockwood (Finance) will report directly to Mr Lieb.

A search for an independent Australian Chairperson is currently underway and an appointment is expected to be made in the first quarter of financial year 2002-2003.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of precast electrophoresis gels, an essential scientific laboratory measuring tool used in most biochemical separations. Gradipore's gels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, the gels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

###

Investor presentation by Robert Lieb, CEO, Gradipore Limited, given to investors in Sydney and Melbourne June 26th and June 27th 2002

26 Jun 2002

Gradipore

BECOMING THE GLOBAL LEADER IN BIOLOGICAL SEPARATIONS

Gradipore

Company Profile



- 47 million issued shares
- 12 month share price range: $1.50 - $3.85
- 110 staff
- $29 million cash reserves

Gradipore's Technologies

- Gradiflow Technology (US$150bn)
  - Scalable separation platform with diagnostic, research and industrial uses
- Electrophoresis gels (US$350m)
  - used for analysing biological samples
  - aiming to be Top 2 player (currently No.3)
- Coagulation diagnostics (US$30m market)
  - continue to build sales, then re-evaluate long term relevance to Gradipore

Gradiflow Competitive Advantages

- Can change the economic model of any customer:
  - higher yields (50%+)
  - faster separations (days to hours)
  - fraction of the cost of current technologies
  - higher quality
- New products through sophisticated separation strategies:
  - therapeutics
  - diagnostics
  - viral / prion removal
- Unique separation capabilities:
  - simultaneous product separation and viral removal

Outlook

- Commencement of revenue from Gradiflow technology - Commercial licensing deals and Gradiflow research instrument sales
- Increasing sales of Diagnostics and Gel products
- Significant reduction in burn rate in 2003 financial year
- Rapid global expansion

Current Priorities

- Customer focus to drive Science
- Organisation restructure to drive customer focus
- Reduced burn rate

Customer focus to drive Science

- Customer to drive R&D activities
- Focus on doing fewer things, more completely
- Building a 'portfolio' of deals in FY2003

Organisation restructure to drive customer focus

- Clear commercial objectives, clarification of authority and accountability
- New structure to be announced within next week
- Appointment of independent Chair in first quarter of FY2003

Reduced burn rate

- Combination of increased revenue and cost reduction
- Projected 50% reduction in burn rate for FY2003

Gradipore

BECOMING THE GLOBAL LEADER IN BIOLOGICAL SEPARATIONS

Gradipore

Gradipore

For further information, please contact:

Gradipore Ltd (Australia)
Kate Leeder
Ph: +61 (2) 8977 9000
kleeder@gradipore.com

MW Porter Novelli Communications
Geoff Michels
Ph: +61 (2) 9957 4233
gmichels@porternovelli.com.au

Gradipore Announces Appointment of Chief Executive Officer

SYDNEY (May 23rd 2002) - Gradipore (ASX Code: GDP) announced today the appointment of Robert Lieb as its global Chief Executive Officer and Vice Chairman of the Company. The appointment of Mr. Lieb follows on from the announcement in late April that Gradipore was seeking to appoint a new independent Chairman and an appropriately qualified CEO as part of its aggressive globalisation strategy.

Robert Lieb has been active in the health care industry as a principal, lead investor, board member and CEO for more than 25 years. In these various capacities, Mr. Lieb has acted as advisor to, or been a board member of, a number of companies in the health care field, performing services for such companies as Medical Laboratory Automation, Inc., Johnson & Johnson, Hospital Data Sciences, Inc., Becton, Dickinson & Company, Medical Resources, Inc., Professional Imaging Corporation and VistaLab Technologies.

Mr Lieb has also been an advisor to several venture capital firms in the health care industry and has developed extensive contacts in the US capital markets. Mr. Lieb holds a BME from Rensselaer Polytechnic Institute and an MBA from Harvard Business School.

Mr Lieb is currently a director of and consultant to Gradipore Ltd and Chairman of Gradipore Inc., its US based subsidiary. In his capacity as Chairman of Gradipore Inc., he has put together a world class Board including Mike Baronian - the former CEO of ZLB and current Chairman of Tecan, Dr Arthur Hayes, an ex-commissioner of the US FDA and Dr John Connolly, former CEO of New York Medical College. Under his stewardship Gradipore Inc., has established its headquarters in the prestigious grounds of the New York Medical College.

"After serious consideration, I have decided to accept the offices of CEO and Vice Chairman at Gradipore based upon the unanimous support of the Board, and the tremendous potential the company holds," stated Mr. Lieb.

"I would like to recognise the efforts of the many people who have contributed of themselves to the company" stated Mr Lieb.

"Gradipore is poised for great things and to realise them is going to take an organisation which has a clear view not just of where it is going but how it is going to get there.

"Strong leadership, discipline and an efficient management structure are needed to achieve the all-important commercial objectives and I believe that I can contribute to Gradipore in these areas.

"I plan to implement strategies to improve cash-flow from existing businesses and agreements now in place, evaluate potential new business arrangements and review the company's current business plan with an eye towards improving focus at all levels and deliver the value shareholders have a right to expect", stated Mr Lieb.

The Board's decision to appoint Mr. Lieb as global CEO, and its current search for an independent Chair possessing international experience with rapid growth companies, arose after an extensive review of the company's business designed to help Gradipore successfully meet a new set of challenges as it implements its global expansion strategy.

Mr. Lieb will lead the company from its U.S. headquarters in Hawthorne, New York which advances the company's commitment to its expanding globalisation efforts by creating greater access to the U.S. and European biotechnology community which are the main markets for the company's products.

"Gradipore is in a pivotal phase of its development and Robert Lieb has the right mix of experience, expertise, global marketing savvy, contacts and management acumen Gradipore needs to take the company to the next level. " Robert was the obvious and first choice and we are delighted he has accepted the position" said John Manusu, Executive Chairman of Gradipore.

"Robert's background, together with his understanding and previous involvement with the company will ensure that the transition is a seamless one, and once complete will assist in the transformation of Gradipore into a globally focused market driven commercial entity" stated Mr Manusu.

Gradipore's globalisation strategy began with the announcement earlier this year of the opening of a new office and laboratory facility in Hawthorne, New York. The new facility will enable Gradipore to immediately pursue and expand the commercialisation of its separation technology and products in the United States. It will also support Gradipore's global scientific research and will assist the technical marketing of its Gradiflow™ separation technology in the United States.

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore to Strengthen Board and Executive Team

19 Apr 2002

Following agreements with organisations including:

· Bayer
· Texas A&M University
· VWR International Inc
· Scottish National Blood Transfusion Service
· Aventis
· Biomira

the Gradipore Board has unanimously agreed to appoint an experienced independent Chair as well as a global CEO.

Earlier this year, the global search firm Heidrick & Struggles was appointed to provide advice concerning the strengthening of Gradipore's executive team and Board in the light of the Company's planned expansion.

Executive Chairman, John Manusu, said the Board's decision was in recognition of the Company's requirement to fully capitalise on its growing revenue streams.

"Directors feel that today's decision is a reflection of Gradipore's significant achievements to date and an acceptance that the Company is now embarking on the most exciting phase of its development" said Mr Manusu.

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, GradiflowTM, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com.

Gradipore takes another step in proving its technology for dialysis use

16 Apr 2002

Biological separations company, Gradipore Ltd (ASX: GDP) has successfully completed an important step in a program aimed at proving its technology for use in renal dialysis.

Gradipore announced today that through a funded study with the University of New South Wales, it had shown that its Gradiflow technology was "bio-compatible" in small scale animal trials – that is, no harm was demonstrated to the animals involved in the tests.

The research is part of Gradipore's continuing program to establish its core separations technology known as Gradiflow as a standard biological separation process in therapeutic, industrial and research areas.

According to Gradipore spokesperson, Dr Hari Nair, the successful trials just completed, represent a critical step on the road towards approval for use of Gradipore's technology in treating humans with kidney failure. "Whilst further R&D, including human clinical trials, are required, we now have a clear path towards a commercial product". Dr Nair said.

About one-million people worldwide suffer from chronic kidney failure, a condition mostly treated by renal dialysis (also known as haemodialysis).

Patients on dialysis live far from normal lives as they must hook up to dialysis machines several times each week to remove toxins and other harmful substances from their blood. Even then, this does not function as well as a healthy kidney resulting in some side effects for individuals.

Gradipore believes its Gradiflow technology has the potential to improve substantially the removal of harmful substances from the blood of people with kidney failure.

If this is ultimately proven, the Gradiflow process may:

- reduce the time which patients must spend hooked up to a dialysis machine, which is currently three times per week;
- allow reduction of blood toxins through a more efficient process.

Gradipore ultimately aims to develop a dialysis device that will function as an adjunct to, or complete replacement for, existing dialysis systems.

The research was funded by Gradipore with assistance of a federal government grant.

About Gradipore
Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide
increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGelsTM, an essential scientific laboratory measuring tool used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

For further information, please contact:

Gradipore Ltd (Australia)

Kate Leeder
+61 (2) 8977 9000
kleeder@gradipore.com

Noonan/Russo Communications
(United States)
Matthew J. Scampoli
(212) 696-4455 ext. 243
m.scampoli@noonanrusso.com

GRADIPORE HALF YEAR – Revenue / R&D Both Up

SYDNEY(March 14th, 2002) - Biological separations company, Gradipore Limited, reported a significant increase in sales revenue (75%) which was offset by continued heavy commitments in R&D and international expansion in its half year results, released today. Overall, total revenue was up 4.3%.

The company – which is on track to establish itself as a world leader in the field of biological separations – reported a net loss of $8.095 million.

Managing Director, Tim Wawn, said the result was expected and reflected Gradipore's continued adherence to a two-pronged strategy for maximising overall returns to shareholders from its core technology, Gradiflow. The strategies are:

1. establishing internationally the Gradiflow technology as a standard separation process in a wide variety of industries and applications; and
2. developing specific applications of the technology which are then licensed and sold to customers in designated markets.

"R&D was up sharply in the period as were costs of marketing and the general international expansion of our business," Mr Wawn said.

"These commitments are vital as we pursue our objective of becoming a leading global biological separation company."

Mr. Wawn said that since December, Gradipore's sales performance had continued to strengthen.

"In particular, we have begun to see the impact on sales of our US gel distribution partner VWR International, which was announced in September 2001. Key accounts have been secured in the past few months and, along with VWR, we are confident that we can become a top 2 supplier of gel products, a US$350 million p.a. market.

"Increasing sales of our gel and diagnostic products combined with the commencement of revenue streams from the Gradiflow technology in the form of the launch of the Gradiflow research instrument in September 2002 and commercial licensing deals for specific Gradiflow applications, will see a significant improvement in our financial performance over the next 18 months."

Mr. Wawn said Gradipore would continue to invest in R&D to protect and expand the value of the intellectual property vested in the Gradiflow technology with a particular focus on areas with near-term revenue generation potential. At the same time, it was committed to continued expansion of its global business operations and increasing sales revenue.

"We're in a strong position – after investing $2 million in our US activities – we held cash reserves of $33 million at 31 December, following the exercise of listed $2.50 options."

Mr. Wawn said Gradipore could report three significant developments in the recent past:

- An agreement with the Scottish National Blood Transfusion Service - (SNBTS) – for the development of a prion ("Mad Cow" disease and vCJD) diagnostic.
- A proof of principle agreement with Aventis Behring covering the use of Gradiflow for the manufacture of blood products.
- An agreement with Biomira Inc for use of Gradiflow technology to separate a number of biological cancer drug candidates.

The implications of these agreements are significant.

Mr. Wawn said the agreements with Aventis and Biomira were both commercial arrangements. With Biomira, Gradipore is required to purify drug candidates and then provide additional material for subsequent clinical trials.

With Aventis-Behring, Gradipore is being paid to evaluate the use of Gradiflow technology in the production of immune globulins from plasma.

With respect to the SNBTS agreement, in addition to the development of a diagnostic kit which will detect infectious prions in blood, Gradipore will also validate that the Gradiflow technology can remove infectious prions from biological material such as plasma.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide

increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Ltd (Australia)
Kate Leeder
+61 (02) 8977 9093
kleeder@gradipore.com

Gradipore Inc.:
Joanna Barnes
+ 1 (212) 534-4122
jbarnes@gradipore.com

Noonan-Russo Communications:
Matthew J. Scampoli
+ 1 (212) 696-4455 ext. 243
m.scampoli@noonanrusso.com

GRADIPORE INTRODUCES NEW LONG LIFE PRECAST GRADIENT GELS INTO US$350 MILLION GEL MARKET

NEW YORK (February 21, 2002) – Gradipore, a global biotechnology company (ASX Code: GDP) announced today the introduction of a new line of long-life electrophoresis precast gradient gel products, LongLife™ Gels. When compared to traditional pre-cast gels, LongLife Gels feature a longer shelf life and decreased run and transfer times of up to 50 percent, and do not require several buffer systems and gel types like other long-life gel products.

It is estimated that sales of LongLife Gels will be US$1.5 million per annum over the next two years, and will increase thereafter as greater market penetration is achieved. The total market for precast electrophoresis gels is estimated to be US$350 million per annum.

Gradient electrophoresis is a popular and widespread laboratory separation measurement technique. However, most pre-cast gels have had a limited shelf life, typically up to three months. By developing a proprietary new buffer system, Gradipore has been able to create a gel that has a twelve-month shelf life, providing researchers with greater flexibility and control over their laboratory resources.

"Gradipore's use of state-of-the-art manufacturing technology brings mass production with uniformity and cost reduction to the gel industry," said Ed Sapp, director of life sciences at worldwide laboratory supply company VWR International. "In addition to a longer shelf life, Gradipore's new LongLife

Gradipore

Gels exclusively offer greater consistency and only one running buffer. Other brands of precast gels require several buffers, which add variables and therefore increased inconsistency to their procedures. I expect the research community will see other advances in gel technology from Gradipore shortly."

Gradipore's range of electrophoresis gels, marketed as iGels™ and LongLife Gels, are used in conjunction with the company's leading edge, patented Gradiflow™ separation technology and are an essential scientific laboratory measuring tool used in most biochemical separations. Gradiflow™, the company's core technology, is based on a new membrane-based separation platform that can deliver higher yields, isolate new biologicals, and rapidly deliver safer products of higher biological functionality and purity. iGels™, offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

"Since Gradipore invented the first gradient gel, it has strived to continue developing innovative pioneering products," said John Manusu, executive chairman of Gradipore. "The introduction of LongLife Gels is the latest demonstration of that enduring philosophy."

LongLife Gels are an addition to Gradipore's already successful pre-cast gel range. Preferred for their quality and consistency by life scientists, Gradipore's gel products are designed to simplify laboratory research and provide quicker throughput by providing the highest quality separations.

"In life science research, the need for increased throughput, sensitivity and flexibility continues to grow," said Tony Ellwood, general manager, Life Science Separations for Gradipore. "Gradipore's new LongLife Gels, with their extended shelf life and quicker throughput, will provide a major increase in separation speed and cost efficiency. In addition, with VWR taking the lead as our continued U.S. and global distribution partner, we expect that LongLife Gels, along with the entire line of Gradipore separation products, will enjoy widespread availability worldwide."

Applications of Gradipore's separation technology vary from pure research such as cancer, through to diagnostics, paternity testing and forensics. Up to three quarters of all research papers in the field of biochemistry make some use of electrophoresis gels.

Gradipore

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradipore's Life Sciences Division markets and sells the company's line of electrophoresis gels, research scale Gradiflow units and associated products. Marketed as iGels™, Gradipore's precast gradient gels are an essential scientific laboratory measurement tool used in most biochemical separations and are used in conjunction with the company's Gradiflow technology. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information about LongLife Gels, or to order, please visit the Gradipore Life Sciences Division website at www.buyigels.com.

For information on Gradipore, visit the company's corporate web site at www.gradipore.com.

# # #

Gradipore

For further information, please contact:

Gradipore Inc. (U.S.)
Joanna Barnes
(212) 534-4122
jbarnes@gradipore.com

Noonan/Russo Communications
Matthew J. Scampoli
(212) 696-4455 ext. 243
m.scampoli@noonanrusso.com

Gradipore Ltd (Australia)
Kate Leeder
+61 (02) 8977 9093
kleeder@gradipore.com

Biomira Inc. (U.S.)
Bill Wickson
(780) 490-3761

GRADIPORE AND BIOMIRA COLLABORATE FOR SEPARATION AND PURIFICATION OF RECOMBINANT PROTEINS

NEW YORK (February 10, 2002) – Gradipore Ltd. (ASX Code: GDP) has entered into an agreement with Biomira Inc. for the separation and purification of recombinant proteins based upon Gradipore's platform separations technology, Gradiflow™. Under the terms of this agreement, Gradipore will provide a customized Gradiflow platform for transfer to Biomira. The agreement provides for the payment of certain performance-based fees to Gradipore. Further financial details and terms were not disclosed.

Gradipore's core separations technology platform, Gradiflow is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

"We are very pleased to have this opportunity to benefit from the groundbreaking proprietary technologies that have been developed at Gradipore. This collaboration has the potential to add value to, as well as speed the development of, certain future Biomira product candidates." (Marita Hobman, Director, Intellectual Property Management)

Under the agreement, Biomira will use Gradiflow to establish methods for isolating and purifying certain recombinant proteins. Gradipore scientists will establish a set of purification protocols internally that when developed will be transferred to Biomira for implementation and verification. For Biomira, this agreement provides access to the Gradiflow technology and a process for producing higher yields of recombinant proteins.

Dr. Hari Nair, CEO of Gradipore Inc. said, "this agreement with Biomira is unique for Gradipore, because it is an investment in the future that, once successful, will open up opportunities for the widespread application of Gradiflow in the area of recombinant protein-based therapeutics. We are pleased to be associated with Biomira, a recognized and respected therapeutic company, on this groundbreaking application of Gradiflow."

About Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. In addition to completion of the multinational Phase III trial with **THERATOPE®** vaccine for the treatment of metastatic breast cancer, and a Phase II pilot study in colorectal cancer, Biomira is developing a portfolio of complementary vaccine candidates, including **BLP25** vaccine being tested for non-small cell lung cancer in a 166-patient Phase IIb trial and for prostate cancer in a 20-patient Phase II pilot study. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

###

For Biomira: This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, data evaluations and regulatory applications, the safety and efficacy of products or the availability of capital. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Gradipore

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Limited	Gradipore USA	Noonan/Russo Communications
Kate Leeder	Joanna Barnes	Matthew J. Scampoli
61 (02) 8977 9000	(212) 534-4122	(212) 696-4455 ext. 243
kleeder@gradipore.com	jbarnes@gradipore.com	m.scampoli@noonanrusso.com

GRADIPORE EXPANDS UNITED STATES PRESENCE

--Company Opens New Research Facility In Metro New York--

NEW YORK (January 30, 2002) – As part of its focused globalization strategy, Gradipore Inc., (ASX Code: GDP) today announced the opening of a new office and laboratory facility in Hawthorne, New York. The 6,500 square-foot facility will enhance the company's work in developing biological separation technologies. The new building, which is an extension of New York Medical College, houses both corporate offices and research laboratories.

"Increasing our U.S. presence by opening a facility in New York's Westchester County supports Gradipore's mission of becoming the global leader in biological separations," said John Manusu, executive chairman of Gradipore. "It is part of a growing global infrastructure that includes recently acquired warehouse space in Europe and the recent move of the company's headquarters to a new state-of-the-art building in Sydney, Australia. Our new laboratory space is situated between New York City, New Jersey and Boston, providing proximity to attract leading scientistS and marketing executives from those respective areas to help develop and promote our life science and commercial separations products."

The new facility will enable Gradipore to immediately pursue and expand its separation technology and products in the United States. It will also support Gradipore's global scientific research and will assist the technical marketing of its Gradiflow separation technology in the United States. Currently, there are two U.S. employees recently hired for the new facility, with four more expected to be employed in the future. Three Australian scientists round out the staff.

Gradipore's new facilities will be located at 4 Skyline Drive in Hawthorne, NY and can be reached by calling (914) 592-1060.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels, offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

###

94.14 % of listed $2.50 options exercised

08 Jan 2002

SYDNEY (January 8, 2002) – Gradipore (ASX Code: GDP) announced that 8.65 million listed $2.50 options, representing approximately 94.14% of the total number of 9,190,368 listed options, had been exercised by their expiry date of 31 December 2001.

As previously announced to the market, the exercise of the options has been fully underwritten by Intersuisse Corporate Pty. Ltd. On receipt of all funds, Gradipore will have total cash reserves of approximately $38 million. This represents a cash-backing per ordinary share of 82 cents per share and net tangible assets per ordinary share of approximately $1.10 per share.

Funds raised from the option conversion and underwriting will be used to support the expansion of marketing operations for Gradipore's Gradiflow separation technology, primarily in the US and Europe and to develop new products.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become a global technology leader by setting new standards of performance in biological separations.

Gradipore's core separations technology platform, Gradiflow, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGelsTM, an essential scientific laboratory measuring tool used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Inc. (U.S.)
Joanna Barnes
(212) 534-4122
jbarnes@gradipore.com

Noonan/Russo Communications
Matthew J. Scampoli
(212) 696-4455 ext. 243
m.scampoli@noonanrusso.com

Gradipore Ltd. (Australia)
Kate Leeder
+61 (02) 8977 9093
kleeder@gradipore.com

Aventis Behring L.L.C.
U.S. & Australia:
Kim Cayz
(610) 878-4822
kim.cayz@aventis.com

Europe:
Gina Duscher
011 49 6421 39 4222
gina.duscher@aventis.com

GRADIPORE AND AVENTIS BEHRING COLLABORATE TO SEPARATE AND PURIFY IMMUNOGLOBULIN FROM PLASMA

NEW YORK (December 19, 2001) – Gradipore (ASX Code: GDP) has entered into a research agreement with Aventis Behring L.L.C., a global leader in the therapeutic protein industry, for the separation and purification of immune globulins (IgG), from plasma fractions utilizing Gradipore's platform separations technology, Gradiflow™, a unique membrane-based biological separations process. The project will include the establishment of parameters, tests, and further validation of the scale-up of Gradiflow technology. This effort will also test the feasibility of a full-scale industrial IgG separation and purification scheme.

Intravenous IgG (IVIG), which consists of disease-fighting antibodies extracted from blood plasma, is increasing in demand internationally. Technology which will increase the yield of IgG from plasma may help address this increased demand for the therapeutic use of IVIG. The worldwide IVIG market is expected to grow from US$1.62 billion in 2002 to US$2.5 billion in 2010.

"One of the key differentiating qualities of the Gradiflow system is its ability to rapidly separate plasma components based on size and charge in biological samples," said Ulrich Delvos, M.D., Ph.D., Senior Vice President, Research and Development and Chief Scientific Officer, Aventis Behring. "Our aim is to explore the feasibility of the process in large-scale applications, and verify the potential for a significant increase in IgG yields from plasma fractions, which may be obtained using this novel and exciting technology."

For Gradipore, this agreement may provide further scientific validation of the Gradiflow technology. IgG antibody constitutes approximately 70% of serum immune globulin and is the major antibacterial, antifungal and antiviral antibody. For Aventis Behring, this agreement provides access to the Gradiflow technology and a process by which higher IgG production yields may be achieved. Under terms of the agreement, Gradiflow will be evaluated for isolation and purification of IgG from various plasma fractions.

Dr. Hari Nair, CEO of Gradipore Inc. said, "the ability to deliver higher yields of IgG from plasma products is crucial, and the Gradiflow separation technology has already been demonstrated to successfully separate components of human plasma. This collaboration with Aventis Behring, a worldwide leader in the therapeutic protein industry, will permit us to further expand the number of organizations who are exploring the feasibility of the Gradiflow process in large-scale commercial applications."

Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large-scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

About Aventis Behring

Aventis Behring L.L.C. is a global leader in the plasma protein industry, providing a wide range of innovative, high quality therapies and unique support services to patients worldwide. Aventis Behring is dedicated to the research and development of proteins from human blood plasma and emerging technologies. For more information about the company, visit its website at www.AventisBehring.com.

Aventis (NYSE: AVE), a world leader in pharmaceuticals and agriculture, is dedicated to improving life through the discovery and development of innovative products. In 2000, Aventis generated group sales of 22.3 billion Euros and employed around 92,500 people in its Pharma and Agriculture businesses. Aventis announced in November 2000 that it intends to focus on pharmaceuticals and plans to divest its activities in agriculture. Aventis was launched in December 1999 through the merger of Hoechst AG of Germany and Rhône-Poulenc S.A. of France. Corporate headquarters are in Strasbourg, France. For more information, please visit: www.Aventis.com.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide

increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels, offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

# # #

For Aventis Behring: Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Gradipore

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Limited.
Kate Leeder
61 2 8977 9093
kleeder@gradipore.com

GRADIPORE ANNOUNCES UNDERWRITING AGREEMENT FOR LISTED OPTIONS

SYDNEY (November 23, 2001) – Gradipore (ASX Code: GDP) has entered into an underwriting agreement for its listed $2.50 share options which expire on 31 December 2001. Exercise of these options should provide approximately $23 million of new capital for the Company.

The underwriting is being managed by Intersuisse Corporate Pty Ltd, with the participation of Taylor Collison. As part of the underwriting agreement, Gradipore will place an additional 2.9 million shares at $2.50 with institutions and professional investors that are new to the register, in order to provide them with acceptable institutional size holdings in the Company.

Executive Chairman, Mr John Manusu confirmed that Directors of Gradipore would be exercising all of their option entitlements: "Directors and their associates hold over 40% of the 9.19 million $2.50 listed options. Their commitment to take up the whole of their entitlements is a clear sign of the Directors confidence in Gradipore's future" said Mr Manusu.

Gradipore's Managing Director, Mr Tim Wawn indicated that the underwriting agreement would ensure that the company had adequate funds to capture the opportunities open to it such as the recently announced gel distribution agreement with VWR International and the development agreement with the Scottish National Blood Transfusion Service covering infectious prion removal and diagnosis.

"We are committed to ongoing investment in product development, intellectual property and the global expansion of our business in order to build Gradipore into a market leader in biological separations. Returns on this investment will start to be seen with the impending commencement of revenue streams from our Gradiflow separation technology" said Mr Wawn.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Limited.
Kate Leeder
61 2 8977 9093
kleeder@gradipore.com

Noonan/Russo Communications
Matthew J. Scampoli
1 212 696-4455 ext. 243
m.scampoli@noonanrusso.com

GRADIPORE AND SCOTTISH NATIONAL BLOOD TRANSFUSION SERVICE COLLABORATE TO DEVELOP TESTS FOR THE DETECTION OF ABNORMAL PRIONS IN THE DIAGNOSIS OF vCJD AND MAD COW DISEASE

SYDNEY (November 13, 2001) – Gradipore (ASX Code: GDP) has entered into a development agreement with the Scottish National Blood Transfusion Service (SNBTS), for the early detection of abnormal vCJD prions in blood utilizing Gradipore's membrane-based separations technology platform, Gradiflow™.

SNBTS is a leading international authority in transfusion medicine and research in the field of prion diagnostics, working to improve patient care. SNBTS is one of the very few groups in the world working with abnormal prions.

The planned outcomes in the first year are:

- Validation of the Gradiflow separation technology to remove abnormal and potentially infectious prions from biological materials, such as blood;
- Commence the development of a prion diagnostic kit for early stage detection of prion disease, with the potential of testing for abnormal prions from other tissues as in Mad Cow Disease;
- Further research results to assist in the treatment of variant Creutzfeldt-Jacob Disease (vCJD).

For Gradipore, this agreement will provide further scientific validation of the Gradiflow technology and a diagnostic kit for the detection of infectious prions. The commercial market of such a diagnostic kit for use in the livestock and human blood and tissues markets in Europe alone is in excess of US $100 million per annum.

For the Scottish National Blood Transfusion Service, this agreement provides access to the Gradiflow technology and potentially a new, more sensitive diagnostic test for infectious prions. Although the risk of transmission of prion diseases by human blood is hypothetical, it is envisaged that upon successful completion of the development program, SNBTS would use the Gradiflow-based prion diagnostic test as part of their blood screening processes.

Prions are the infectious agents that cause a family of fatal neurodegenerative diseases or Transmissible Spongiform Encephalopathies (TSE). The most notable TSE's are bovine

spongiform encephalopathy (BSE) or "Mad Cow Disease" in cattle, and the variant of Creutzfeldt-Jacob Disease (vCJD) in humans. Infectious forms of prion disease are also known in animals, including scrapie in sheep and chronic wasting disease in mule deer and elk. Prion diseases are difficult to diagnose because they are not amenable to standard detection methods used for identifying bacteria and viruses.

"As previously reported the Gradiflow separation technology has already been demonstrated to successfully remove non-infectious prions from human plasma," said Dr. Hari Nair, CEO of Gradipore Inc. "This agreement with SNBTS will now allow us to extend our work to infectious prions."

"Prion diseases in humans and livestock cannot be detected early and are nearly always fatal," added Dr. Nair. "The ability to detect the presence of prions in humans and livestock represents an enormous market opportunity because it would help to relieve concern about the safety of the blood supply and animal products. This research involves and requires internationally recognised prion scientists, such as those at SNBTS, able to use highly sensitive separations technology like Gradiflow. The aim is to develop diagnostic techniques to detect abnormal prions in blood."

Gradiflow has successfully separated and retained prion proteins from biological materials, thus allowing for the capture and removal of prions. As prions are usually present in very low concentrations in blood, blood components and other biological fluids, they are extremely difficult to detect. The Gradiflow can be used to concentrate the prions in the sample away from the plasma, white cells, whole blood and other biological fluids.

"One of the key qualities of the Gradiflow system is its ability to rapidly separate prion proteins based on size and charge in biological samples," said Dr. Ian Macgregor, lead scientist, Products and Components research group of SNBTS. "Our aim is to replicate that success in infectious prion applications, and develop the Gradiflow technology as the first step application for prion separation and concentration which we feel will lead to a rapid and extremely sensitive high-throughput assay system for screening prion infectivity in biological samples."

About The Scottish National Blood Transfusion Service

The Scottish National Blood Transfusion Service (SNBTS), a division of the Common Services Agency and part of NHSScotland provides blood, blood products, tissues and related services for the benefit of patients in Scotland.

At the core of SNBTS are five national directorates, each concentrating on delivering a distinct set of products and services for NHSScotland. These are: Blood Supply Chain, Plasma Products (PFC), Diagnostics Scotland, Bone and Tissue Products and Clinical Services.

Specialist groups provide essential support in the areas of R&D, Finance & Procurement, Information Systems, Estates & Capital Planning, Personnel and Engineering. A national management board, with members from across Scotland, provides leadership and strategic direction.

Gradipore

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing. Unlike other large scale blood purification technologies, Gradiflow can purify proteins and remove viral and bacterial pathogens simultaneously.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore™

MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRADIPORE LTD HELD AT 10.00AM ON MONDAY 29 OCTOBER 2001 AT THE POWERHOUSE MUSEUM COLES THEATRE LEVEL 3, 500 HARRIS STREET ULTIMO NSW

The chairman, Mr John Manusu welcomed shareholders to the meeting and declared a quorum to be present.

Directors present

Ray Block
Mark Cashmore
Robert Lieb
John Manusu
Perry Manusu
Timothy Wawn
Leslie Webb

Gradipore Inc Directors Present

Hari Nair
Arthur Hayes
Mike Baronian

Apologies

John Connolly

ORDINARY BUSINESS

1. **Accounts and Reports**

Proxies:
For: 6,727,765
Against: 165,962
Open: 387,863

IT WAS RESOLVED to accept the Financial Statements together with consolidated accounts of the Company and its controlled entities and the Reports of the Directors and Auditor, in respect of the year ended 30 June 2001.

Gradipore Ltd ABN 79 001 001 145
22 Rodborough Road, Frenchs Forest NSW 2086 Australia | Telephone 61 2 8977 9000 | Internet www.gradipore.com
PO Box 6126 Frenchs Forest NSW 2086 Australia | Facsimile 61 2 8977 9099 | Email info@gradipore.com

2. **Election of Directors**

(a) **IT WAS RESOLVED** to re-elect Mr Howard Pericles Manusu as a Director of the Company.

Proxies:
For: 5,070,065
Against: 183,880
Open: 360,626

(b) **IT WAS RESOLVED** to re-elect Mr Raymond Block as a Director of the company.

Proxies:
For: 4,709,932
Against: 528,361
Open: 361,626

(c) **IT WAS RESOLVED** to re-elect Mr Leslie Webb as a Director of the company.

Proxies:
For: 6,351,656
Against: 6,487
Open: 360,626

SPECIAL BUSINESS

3. **Share Purchase Plan**

Proxies:
For: 6,435,596
Against: 21,918
Open: 538,074

IT WAS RESOLVED that in accordance with Clause 9 of the Share Purchase Plan, the continuation of the share purchase plan is approved.

4. **Employee Option Plan**

Proxies:
For: 6,361,127
Against: 76,775
Open: 538,074

IT WAS RESOLVED that to approve the continuation of the Gradipore employee Option Plan.

There being no further business, the Chairman declared the Meeting Closed at 11.55 am

GRADIPORE LIMITED AND CONTROLLED ENTITIES
ACN 001 001 145
DIRECTORS' REPORT

Your directors' present their report on the consolidated accounts of Gradipore Ltd for the half-year ended 31 December 2001.

Directors

The following persons were directors of Gradipore Ltd during the whole of the half-year and up to the date of this report:

R Block
M Cashmore
R Lieb
HP Manusu
JP Manusu
TK Wawn

L Webb was appointed a director on 26 September 2001 and continues in office at the date of this report.

Review Of Operations

The consolidated results of the economic entity for the half-year ended 31 December 2001 were as follows:

	31 December 2001	31 December 2000
	$000	$000
Loss from ordinary activities before income tax	(8,095)	(4,327)
Income tax attributable to the operating loss	-	-
Loss from ordinary activities after income tax	(8,095)	(4,327)

Sales revenue from the sale of goods increased 75.% in the 6 months ending 31 December 2001 as Gradipore Ltd continued to invest heavily in the research, development and intellectual property protection of its Gradiflow technology, together with the global expansion of its business.

Sales for the 6 months were $1.95 million compared with $.95 million for the previous corresponding period. This increase was attributable to the continued growing demand for Gradipore's Diagnostic and Gel products. Other revenue for the 6 months ended 31 December 2001 were $1.3 million, a decrease of 30.3% from the previous corresponding period.

The increased loss for the period reflects Gradipore's ongoing commitment to its long term objective of becoming a leading global biological separations company. Gradipore continued to invest very heavily in the development and commercialisation of its core technology, Gradiflow, ahead of the revenue streams that will flow from this investment.

Expenditure patterns for the period reflect the two-pronged strategy which has been adopted to achieve Gradipore's long term objective.

+ See chapter 19 for defined terms.

Creating Gradiflow as a Separation Standard

The first element of the strategy is aimed at establishing Gradiflow technology as a standard separation process across a wide variety of industries and applications. This will return substantial revenue streams back to Gradipore in the form of instrument sales, consumable sales and also royalty fees from licencing the base Gradiflow technology to other instrument companies.

In pursuing this element of the strategy, during the period, Gradipore continued to invest heavily in the product development of its research scale Gradiflow instrument, the BF 400. This instrument is on track to be launched in the latter part of calendar 2002 and will be the first of a series of instruments which will establish Gradiflow technology as a standard separation process within biological research laboratories. This market is currently estimated to be worth US$1.4 billion, growing to US$2.2 billion by 2006. Gradipore's objective is to capture 30% of this market over the next 10 year period.

Effective, broad-based distribution will clearly play a critical role in reaching this 30% market share. While Gradipore has held, and continues to hold, serious discussions with potential distribution partners for the BF400 instrument, the intention at this stage is to follow the same approach successfully adopted with its Diagnostic and Gel products: initially penetrate the target market using Gradipore's own distribution capabilities and then use this to attract partners with broader distribution capabilities.

In anticipation of the launch of the BF 400, during the period beta versions of the instrument were placed at several high profile facilities around the world including the National Institutes of Health (NIH) in the United States. Working with groups such as the NIH which have the ability to influence the purchase behaviour of other researchers, is an important aspect of our market entry strategy.

Application Development

The second element of the Gradiflow strategy is develop specific applications of the technology which are then licenced or sold to customers in designated markets.

During the period, Gradipore continued to make significant investments in the research, development and intellectual property protection of targeted applications which appear to offer lucrative returns.

In November, 2001 Gradipore announced a research collaboration with the Scottish National Blood Transfusion Service (SNBTS) in the area of infectious prions. Infectious prions are believed to be the agents which cause so-called "Mad-Cows Disease" in cattle and variant Creutzfeldt-Jacob Disease (vCJD) in humans. While Gradipore has previously demonstrated the ability of the Gradiflow technology to remove non-infectious prion material, the SNBTS is one of the few organisations in the world working with the infectious form of prions.

The collaboration with the SNBTS has two primary objectives. Firstly, the collaboration will allow Gradipore to demonstrate that it can remove abnormal and infectious prions from biological materials such as blood. This will serve as a powerful marketing tool in applications such as blood fractionation and blood transfusions. Secondly, the collaboration will facilitate the development of a diagnostic kit for the early stage detection of prion-related diseases such as Mad Cows disease.

Initial results from the SNBTS collaboration are expected to be announced within the next 6 month period and preliminary marketing activities will begin at that time. Gradipore has the exclusive rights to market outcomes from the collaboration with SNBTS.

Exciting progress was achieved during the period in Gradipore's collaboration with Texas A&M University. This collaboration – announced in March 2001 – is concerned with the application of Gradiflow technology to the area of chiral separations. Chiral molecules form the basis for a significant and increasing number of biological drugs but are particularly difficult to purify. Using existing techniques, it typically takes between 18-24 months to arrive at a single purified chiral form. We are confident that this 18-24 month time-frame can be reduced down to one-two days using Gradiflow technology.

+ See chapter 19 for defined terms.

Initial results from the Texas A&M collaboration should be announced before 30 June 2002. Preliminary marketing activities will commence once all intellectual property issues have been addressed. Gradipore has the exclusive rights to market outcomes from the collaboration with Texas A&M.

During the period, pre-clinical trials commenced for the application of Gradiflow technology to renal dialysis. An announcement regarding the results of the pre-clinical trials is expected to be made before 30 June 2002.

During the period, substantial investments were made in other application areas and technology scale-up. A small industrial-scale Gradiflow unit, designed to Good Manufacturing Practice standards was commissioned to be built during the period and is on schedule for completion by 30 June 2002. This equipment will be used for demonstration purposes to industrial customers and also potentially for the production of selected commercial products by Gradipore.

Gradiflow Commercialisation Activities
Commercialisation activities relating to the Gradiflow technology continued to expand at a rapid pace during the period.

A significant disappointment during the period was the inability to complete commercial negotiations with Bayer AG, following a successful proof of principle project with Bayer in the first half of 2001. Commercial negotiations were put on hold following the market recall of Bayer's cholesterol drug in August 2001 and the subsequent uncertainty regarding Bayer's pharmaceutical business, including blood fractionation.

In December, 2001, Gradipore announced a collaboration with Aventis Behring to separate and purify immunoglobulins from plasma. Aventis is a global leader in the plasma protein industry and will pay Gradipore just under $1 million during the 6 month collaboration.

Since December, 2001 Bayer and Aventis have announced a non-binding agreement to merge their respective blood fractionation businesses. Given the relationships with both companies, this is viewed as a positive development for Gradipore although the process of merging the two businesses may prove disruptive in the short term.

Commercial discussions are continuing with several other companies currently operating within the blood fractionation area or looking to enter this market. Announcements relating to at least some of these discussions are expected to be made before 30 June 2002.

Commercial discussions are also being conducted with an increasing number of companies operating in markets other than blood fractionation such as monoclonal antibodies, recombinant products, vaccines, dialysis and food. Again, announcements relating to at least some of these discussions are expected to be made before 30 June 2002.

International Expansion
During the period, approximately $2 million was invested in the expansion of Gradipore's activities in the United States. Facilities in the New York area were established during the period and were officially opened in January 2002. These facilities will be used primarily for the marketing and technical support of the Gradiflow technology and Gel products. A number of Gradipore employees have relocated to the US in order to support these marketing and technical support activities.

Funding and Cash Reserves
As at 31 December, 2001 Gradipore possessed cash reserves of approximately $33 million following the exercise of listed $2.50 options which expired on 31 December. Total current assets amounted to $39.5 million compared with total current liabilities of $1.3 million.

Events Since 31 December, 2001
Since 31 December, 2001 a number of important announcements have been made by the Company. The first of these was the announcement of a collaboration with cancer vaccine developer, Biomira Inc, covering the separation and purification of certain recombinant proteins which Biomira has identified as potential drug candidates. Biomira was attracted to the Gradiflow technology due to its speed and yield advantages over existing technologies.

Under the terms of the agreement, Gradipore will be paid a contract separation fee to purify the recombinant material for analysis by Biomira and then will be responsible for providing larger quantities of material for those drug candidates moving into clinical trials. Importantly, producing material for clinical trials effectively locks the Gradiflow process into becoming the platform of choice for subsequent commercial production as the selection of any other process would entail the repeat of the clinical trials.

The agreement with Biomira is seen as a template for agreements with many other biotechnology companies interested in outsourcing their biological separation and purification requirements.

A second important announcement since 31 December, 2001 was the introduction of Gradipore's Long Life Gel range. This new product range complements the original product gel range released some 18 months ago and is seen as an important product differentiator as Gradipore begins to attack the US$350 million gel market product in earnest with its key distribution partner, VWR International.

The distribution arrangement with VWR which was announced in September, 2001 represents a fundamental plank in Gradipore's strategy of becoming a Top 2 supplier of gel products on a global basis. The impact of VWR's distribution power on gel sales will start to become apparent in the second six months of the current financial year with sales of gels expected to grow very rapidly in the financial year beginning 1 July 2002.

Outlook
Gradipore will continue to invest substantial resources in the research, development and intellectual property protection of the Gradiflow technology while at the same time expanding its business operations, globally.

Concurrently, increasing sales from our diagnostic and gel product lines, combined with the commencement of revenue streams from the Gradiflow separation technology in the form of (i) launch of the BF 400 research instrument; and (ii) commercial licencing deals for specific Gradiflow applications will result in a significant improvement in financial performance.

No dividends were paid during the period and no dividend is recommended.

This report is made in accordance with a resolution of the Directors.

T Wawn
Director

Sydney

+ See chapter 19 for defined terms.

13 March 2002

GRADIPORE LIMITED ACN 001 001 145
DIRECTORS' DECLARATION

The directors declare that the financial statements and notes as set out in pages 1 to 22 of the Appendix 4B (including attachments) and the Directors' Report attached thereto:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cashflows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that Gradipore Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

T Wawn
Director

Sydney
13 March 2002

+ See chapter 19 for defined terms.

Independent review report to the members of Gradipore Limited

Scope
We have reviewed the financial report of Gradipore Limited (the Company) for the half- year ended 31 December 2001. The financial report comprises pages 1 to 14 of the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto, excluding the following sections:

- Profit restated to exclude amortisation of goodwill (page 3)
- Amounts 'as in last half yearly report' within the consolidated statement of financial position (page 5 and 6)
- Ratio's, NTA backing and details of specific receipts/outlays, revenues/expenses (items 12.1 to 12.5) (page 9)

The Company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the half-year. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia and ASX Listing Rules relating to the half yearly financial reports, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. This review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and
  (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and
(b) other mandatory professional reporting requirements and ASX Listing Rules relating to half yearly financial reports.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

Andrew Sneddon

Andrew Sneddon
Partner

Sydney
14 March 2002

October 26, 2001

<u>For further information, please contact:</u>

Gradipore Limited
Kate Leeder
61 2 8977 9093
kleeder@gradipore.com

Noonan/Russo Communications
Matthew J. Scampoli
1 212 696-4455 ext. 243
m.scampoli@noonanrusso.com

GRADIPORE ANNOUNCES FORMATION OF SCIENTIFIC ADVISORY BOARD; FIRST TWO MEMBERS APPOINTED

SYDNEY October 26, 2001 – Gradipore (ASX Code: GDP) announced that it has named Dr. John E. Jefferis and Dr. David Silverman as the first two members of its newly-formed Scientific Advisory Board (SAB). The company is expecting to name the remaining members in the next few months.

"Gradipore has been actively seeking high calibre scientists and medical professionals with business expertise to share their experience by participating in the company's Scientific Advisory Board," said John Manusu, executive chairman of Gradipore. "We feel these appointments will support the development and execution of our global growth and leadership strategy in biological separations."

Dr. Jefferis was regional director for Pfizer Australasia and vice president and medical director for Pfizer U.S. and Pfizer International. As a former head of licensing and development at Pfizer, Dr. Jefferis successfully arranged several healthcare deals of substantial value.

Dr. Jefferis received his medical degree from the University of Sydney and is a Fellow of the Royal Australasian College of Physicians. He completed medical residency at Royal Prince Alfred Hospital in Sydney and served a research fellowship at the Royal Postgraduate Medical School in London. He was an Honorary Visiting Physician at Royal Prince Alfred Hospital Sydney before moving to New York City with Pfizer.

Dr. David Silverman, an expert in internal medicine and infectious diseases, has participated in numerous clinical studies regarding the efficacy of several antimicrobial agents. He is an associate clinical professor in the Department of Medicine at New York University School of Medicine and attending physician at the NYU Medical Center and Bellevue Hospital. Dr. Silverman supervises medical students, residents, and fellows in their clinical training in internal medicine, clinical pharmacology, and infectious diseases. His research has centred on developing a probe to allow for the early detection of deep-seated fungal infections.

In 1999, he achieved worldwide recognition for the diagnosis of a rare presentation of malaria. As a member of the board of trustees of the New York City Blood Center, he has taken a special interest in helping to develop the world's largest placental cord blood transplant service. He is

the former director of the Bellevue Hospital Employee Health Service, and also former Director Associate of the Bellevue Hospital Emergency Department, overseeing one of the busiest emergency rooms in the world.

Dr. Silverman completed his medical degree at the College of Physicians and Surgeons, of Columbia University in New York City. He did his postdoctoral training at NYU/Bellevue Medical Center, including a fellowship in Infectious Diseases and a year as the medical center's chief medical resident.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels, offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

# # #

Gradipore

NOTICE OF 2001 ANNUAL GENERAL MEETING

NOTICE is hereby given that Annual General Meeting of members of Gradipore Limited ("the Company") will be held at the Powerhouse Museum, Coles Theatre, Level 3, 500 Harris street, Ultimo NSW on Monday 29th October, 2001 at 10.00am.

AGENDA:

ORDINARY BUSINESS

1. Accounts and Reports

To receive and consider the Financial Statements together with consolidated accounts of the Company and its controlled entities and the Reports of the Directors and Auditor, in respect of the year ended 30 June 2000.

2. Election of Directors

(a) Mr Howard Pericles Manusu retires pursuant to Article 106 of the Constitution and Australian Stock Exchange Listing Rule 14.4 and, being eligible, offers himself for re-election.

To consider the appointment of Mr Howard Pericles Manusu and if thought fit, pass the following resolution as an ordinary resolution:

That Mr Howard Perrricles Manusu be re-elected as a Director of the Company.

(b) Mr Raymond Block retires pursuant to Article 93 of the Constitution and Australian Stock Exchange Listing Rule 14.4 having being appointed a director since the last Annual General Meeting, and being eligible, offers himself for re-election.

To consider the appointment of Mr Raymond Block and if thought fit, pass the following resolution as an ordinary resolution:

That Mr Raymond Block be re-elected as a Director of the Company.

(c) Mr Leslie Webb retires pursuant to Article 93 of the Constitution and Australian Stock Exchange Listing Rule 14.4 having being appointed a director since the last Annual General Meeting, and being eligible, offers himself for re-election.

To consider the appointment of Mr Leslie Webb and if thought fit, pass the following resolution as an ordinary resolution:

That Mr Leslie Webb be re-elected as a Director of the Company.

SPECIAL BUSINESS

3. Share Purchase Plan

To consider and if thought fit, pass the following resolution as a special resolution:

That, in accordance with Clause 9 of the Share Purchase Plan, the continuation of the Share Purchase Plan is approved.

4. Employee Option Plan

To consider and if thought fit, approve the continuation of the Gradipore employee Option Plan, the terms and conditionsof which are attached to this notice.

DATED 28 September 2001
BY ORDER OF THE BOARD

A.M Talbot
Company Secretary

PROXIES

1. A proxy form accompanies this Notice.

2. A member entitled to attend and vote at the meeting may appoint a proxy. The proxy form may specify the proportion or number of votes that a proxy may exercise. If the member is entitled to cast 2 or more votes, they may appoint 2 proxies. If the member appoints 2 proxies and the proxy form does not specify the proportion or number of member's votes each proxy may exercise, each proxy may exercise half of the votes.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or notarially certified copy of that power of attorney) must be lodged at the registered office of the Company, 22 Rodborough Road, Frenchs Forest, NSW, 2086 (Fax No: (02) 8977 9099) or the Company's share registry, Computershare Registry Services Pty Limited, Level 3, 60 Carrington St, Sydney, NSW, 1115 (Fax No: (02) 8234 5050) no later than 48 hours before the time set down for the Meeting.

GRADIPORE LTD ("THE COMPANY")
EXPLANATORY MEMORANDUM
ACCOMPANYING NOTICE OF 2001 ANNUAL GENERAL MEETING

RESOLUTION 3

Approval of The Continuation of the Gradipore Share Purchase Plan

The Gradipore Share Purchase Plan (the Plan) was originally approved at an Extraordinary Shareholders Meeting in March 1997 and under its terms and conditions, needs to be approved by shareholders each year.

As the Plan has proved attractive to shareholders, the Directors recommend that continuation of the Plan be approved.

Copies of the Plan are available from the Company's Share Registry on request.

RESOLUTION 4

Approval of The Continuation of the Gradipore Employee Option Plan

The Gradipore Employee Option Plan under its terms and conditions, needs to be approved by shareholders each year.

Copies of the Plan are available from the Company's Share Registry on request.

Gradipore
ABN 79 001 001 145

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 1115 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9615 5970
Facsimile 61 2 8234 5050
www.computershare.com

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse) ☐

000001
MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

GDP

Securityholder Reference Number (SRN)

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Gradipore Limited hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Gradipore Limited to be held at the Powerhouse Museum, Coles Theatre, 500 Harris Street, Ultimo NSW on Monday 29 October 2001 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Accounts and Reports	☐	☐	☐
Item 2 (a)	That Mr Howard Pericles Manusu be re-elected as a Director of the Company.	☐	☐	☐
Item 2 (b)	That Mr Raymond Block be re-elected as a Director of the Company.	☐	☐	☐
Item 2 (c)	That Mr Leslie Webb be re-elected as a Director of the Company.	☐	☐	☐

Special Business		For	Against	Abstain*
Item 3	Approval of the continuation of the Gradipore Share Purchase Plan.	☐	☐	☐
Item 4	Approval of the continuation of the Gradipore Employee Option Plan.	☐	☐	☐

*If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. AND ☐ % OR ☐ State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

GDP 2PR

GDP_WIP_134405/000001/000001

How to complete the Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Gradipore Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your Proxy and vote on your behalf. A proxy need not be a shareholder of Gradipore Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.
Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Act. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Gradipore Limited share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Gradipore Limited share registry at one of the addresses opposite, or
- by delivery to the Registered Office of Gradipore Limited being
  22 Rodborough Road
  FRENCHS FOREST NSW 2086
  Australia

Gradipore Limited share registry
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney New South Wales 1115
Australia
Facsimile 61 2 8234 5050

Gradipore

For further information, please contact:

Gradipore Limited
Kate Leeder
61 2 8977 9093
kleeder@gradipore.com

Westbrook Communications
David Reid
61 2 9231 0922
david@westbrookfin.com.au

GRADIPORE STRENGTHENS WORLDWIDE LEADERSHIP WITH NEW BOARD MEMBER ADDITIONS

Pivotal Appointments in Key Regions Enhance Global Presence

SYDNEY (September 26, 2001) – Gradipore, a global biotechnology company (ASX Code: GDP) appoints two highly recognized experts in healthcare and the globalization of technology-based companies to the company's non-executive U.S. and Australian boards of directors. The additions of Dr. Arthur Hull Hayes, appointed to the company's U.S. board on October 1, 2001 and Leslie Webb, appointed to the Gradipore Australian board on September 25th, 2001, strengthen an already elite representation of science and business leaders as well as the company's worldwide presence by providing expert leadership in key locations.

Gradipore Inc. is the U.S. subsidiary of Gradipore Limited, located in Sydney, Australia. Both the parent company and the subsidiary maintain separate boards of directors.

"Gradipore's strategy of global growth is enhanced exponentially by the appointments of Dr. Hayes and Mr. Webb," said John Manusu, executive chairman for Gradipore. "Together, they offer a strong track record of success in managing science, medicine and business innovation on an international level. This experience will be invaluable in leading Gradipore toward our goal of becoming the global technology leader by setting new standards in biological separations."

Dr. Hayes is a former Commissioner of Food and Drugs at the United States Food and Drug Administration (FDA), and a former Assistant Surgeon General. He was also Provost and Dean, Professor of Medicine, Pharmacology and Family & Community Medicine, and Director of the Institute of Human Values in Medical Ethics at The New York Medical College.

Dr. Hayes is a past President, CEO and member of the board of directors of EM Pharmaceuticals, Inc., a North American subsidiary of E. Merck, Darmstadt, Germany. He is the founder of MediScience Associates - the regulatory/medical consulting division of Nelson Communications, Inc. - where he continues to serve as President; as well as Vice Chairman, Medical Director and member of the board of directors of Nelson Communications, Inc. Dr. Hayes also holds faculty positions at Pennsylvania State Medical College.

Gradipore

The recipient of numerous scientific and public service awards and honors, Dr. Hayes is a Charter Diplomate of the American Board of Clinical Pharmacology and a Fellow of the American Colleges of Physicians, Cardiology, Chest Physicians, and Clinical Pharmacology and the American Academy of Pharmaceutical Physicians, the New York Academy of Medicine and the Royal College of Medicine. He holds three honorary degrees.

Dr. Hayes serves on a number of academic, commercial and foundation boards of directors, advisory committees and editorial boards, has held various visiting professorships and Lectureships and has served as a consultant on scientific, pharmaceutical and regulatory issues to several national governments. He has engaged in the private practice of medicine, and has published over 100 scientific and public policy articles and book chapters, delivered numerous professional lectures and has testified at US Congressional hearings as well as at state legislative hearings.

An expert in the globalization of technology-based companies, Mr. Webb serves as a Barrister of the Supreme Court of New South Wales, Barrister and Solicitor of the Supreme Court of Victoria and Barrister and Solicitor of the High Court of Australia. He has consulted extensively with both publicly listed and unlisted companies in the biotechnology and information technology industries on corporate and financial planning, intellectual property, corporate governance and strategic planning issues.

Mr. Webb has represented Australian Companies in Asia, Europe and the U.S. and has been involved in planning and advice in relation to the Public listing of companies on global exchanges, including the Australian Stock Exchange (ASX) and the NASDAQ. As a result of his extensive global involvement on behalf of Australian companies, he has amassed a valuable network of global contacts particularly in the U.S., Europe and in Asia.

A graduate of Melbourne University, Mr. Webb also maintained a private law practice, Slade & Webb.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets hematological and separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. The company's mission is to become the global technology leader by setting new standards of performance in biological separations. Gradipore's core separations technology platform, Gradiflow™, is a unique membrane-based process for large-scale biological separations and has a wide range of applications in research, scientific and commercial environments including blood purification and biological drug manufacturing.

Gradiflow is used in conjunction with the company's line of electrophoresis gels, marketed as iGels™, an essential scientific laboratory measuring tool used in most biochemical separations. iGels, offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

For more information, visit Gradipore's web site at www.gradipore.com.

Gradipore

VWR INTERNATIONAL

FOR IMMEDIATE RELEASE

For further information, please contact:

Gradipore Inc.	VWR International	Noonan-Russo Communications:
Joanna Barnes	Ed Sapp	Matthew J. Scampoli
(212) 534-4122	(610) 429-5525	(212) 696-4455 ext. 243
jbarnes@gradipore.com	ed_sapp@vwr.com	m.scampoli@noonanrusso.com

GRADIPORE AND VWR INTERNATIONAL SIGN WORLDWIDE DISTRIBUTION AGREEMENT

Agreement Enhances Availability of Gradipore Laboratory Products in the United States

SYDNEY (September 19, 2001) – Gradipore, a global biotechnology company (ASX Code: GDP) announced today the signing of a major global distribution agreement with worldwide laboratory supply company VWR International. The agreement, which is non-exclusive and does not affect any of Gradipore's existing distribution arrangements, facilitates the first-time widespread availability of Gradipore's electrophoresis gel separation product, iGels™, in the United States. Expected revenues to Gradipore will exceed AUD$20 million from U.S. market sales alone.

Preferred for their quality and consistency by life scientists, Gradipore's gel products are designed to simplify laboratory research and provide quicker throughput by providing the highest quality separations. Shipments of the gel products to VWR are expected to commence in October 2001.

By leveraging VWR International's global leadership in Life Science Laboratory Distribution, the agreement, for the first time, effectively establishes Gradipore's separations products on a widespread basis in the U.S. proteomics marketplace while enhancing their worldwide availability. VWR International, along with its European Merck Eurolab affiliates, operates in 18 countries and employs more than 6,000 people worldwide, generating revenue exceeding US$2.2 billion.

"We examined all the available gel products on the market, but none could match the quality of the Gradipore gels," said Ed Sapp, director of life sciences of VWR International. "Gradipore's precise manufacturing process provides for the first time, pre-cast gels with consistency from batch-to-batch. This high level of efficiency translates into a product of exceptional quality at a lower cost per unit, resulting in a product offering that our customers have come to rely on us for. As a result, we are committed to helping Gradipore gel separations products become the standard in the marketplace."

Gradipore's line of electrophoresis gels, marketed as iGels™, are used in conjunction with the company's leading edge, patented Gradiflow™ separation technology and are an essential scientific laboratory measuring tool used in most biochemical separations. Gradiflow™, the company's core technology, is based on a new membrane-based separation platform that can deliver higher yields, isolate new biologicals, and rapidly deliver safer products of higher biological functionality and purity. iGels™, offer several competitive advantages including high resolution and reproducibility. Because they are manufactured in a patented plastic cassette instead of traditional glass, iGels are safer, portable, and less expensive than alternative products.

"Gradipore's mission is to become the technology leader by setting new standards in biological separations," said John Manusu, executive chairman for Gradipore. "Because VWR provides unrivaled distribution capabilities in the U.S. and worldwide marketplace, this agreement is a significant step toward further establishing a much-anticipated U.S. and enhanced global presence for Gradipore separation products. At the same time, VWR International, through its total quality commitment and its confidence in Gradipore gel products, provides Gradipore with important validation. We hope to expand this deal with our patented Gradiflow™ technology and expect that it will lead to similar lucrative agreements for Gradipore, both in the U.S. and globally."

Applications of Gradipore's separation technology vary from pure research such as cancer, through to diagnostics, paternity testing and forensics. Up to three quarters of all research papers in the field of biochemistry make some use of electrophoresis gels.

According to Frost & Sullivan, the global market research specialists, the total available worldwide market for proteomics instruments and supplies, services and bioinformatics was US$0.7 billion in 1999 and will grow to about US$5.8 billion by 2005.

About VWR International, Inc.

VWR International is the global leader in life science laboratory product distribution serving the industrial, pharmaceutical, educational, and governmental markets. VWR also provides Production Supplies and Services to meet the needs of electronic and pharmaceutical production. The VWR International Group is headquartered in West Chester, Pennsylvania, and generates annual sales of US$2.2 billion. VWR International operates in 18 countries in North America and Europe and employs more than 6,000 people. For more information about VWR, phone 1-800-932-5000 or visit the company web site at www.vwr.com.

About Gradipore

Gradipore (ASX Code: GDP) is a global biotechnology company that researches, develops, manufactures and markets separation technologies principally to provide increased efficiency for research and development for the life science market throughout the world. For more information, visit Gradipore's web site at www.gradipore.com.

# # #

ASX & MEDIA RELEASE **13 SEPTEMBER 2001**

GRADIPORE MAKES STRONG PROGRESS IN 2001 FINANCIAL YEAR

Biological separations company, Gradipore Limited made strong progress in the 2001 financial year towards its long-term objective of becoming a global technology leader by setting new standards of performance in biological separations.

Revenue increased to $8.4 million for the year to 30 June 2001, up 121.3 per cent from $3.80 million in the previous corresponding period. However, substantial one-off costs, increasing investments in R&D and intellectual property, together with the global expansion of the company's activities, pushed the full year operating loss after tax to $12.21 million, up from $6.05 million in the 2000 financial year.

Included in the results was a one-off payment of $1.2 million associated with the establishment of the Gradipore chair of separation science at Texas A&M University in the US. Texas A&M itself, made an investment of a similar amount.

Gradipore managing director, Mr Tim Wawn, said 2001 was a year of significant investment in current and future opportunities.

"We have expended considerable effort and made substantial progress toward the first licensing arrangement for Gradiflow technology during this period," Mr Wawn said.

"We are confident that our significant investments in people, the broadening of our intellectual property, infrastructure and market development over the past few years will translate into commercial arrangements and rewards for our shareholders.

"While the majority of Gradipore's revenue currently is being generated from the sale of diagnostic and gel products, the future wealth of the company is tied to our core separations technology, Gradiflow.

"The identified markets for Gradiflow now exceed $150 billion and our efforts have been aimed at positioning Gradipore to capture this opportunity.

"Gradipore is currently involved in discussions or negotiations with more than 30 potential partners interested in the Gradiflow, an increase of some five hundred percent from the previous financial year," Mr Wawn said.

The research collaboration with Texas A&M University, which was announced in March 2001 is regarded by both parties as a medium to long-term research project.

Its completion, will extend the Gradiflow™ base technology and provide Gradipore access to major new applications such as chiral separations. This will enable for the very first timebiological separations far superior to any currently existing technology.

Mr Wawn said sales from diagnostics and gel products were expected to continue to grow with gels in particular expected to benefit from a broader distribution strategy and expanded product range.

"We will continue to invest substantial resources in intellectual property and expanding our business operations globally.

"Concurrently, increased sales from the diagnostic and gel products combined with the commencement of revenue streams from Gradiflow will result in a significant improvement in financial performance in the 2001 - 2002 financial year," Mr Wawn said.

Highlights for the 2000 – 2001 financial year included:

- 121.3 per cent growth in revenue
- 80 per cent growth in personnel numbers
- 77 per cent growth in patent applications
- Expansion of operations in the USA
- Move to world class facilities in Frenchs Forest, NSW Australia
- Revenue earning proof of principle agreement signed with Bayer

- Negotiations continuing with the other major global blood fractionators and companies in a variety of other fields
- Developed industrial scale Gradiflow prototype capable of 200 times output of laboratory model
- Collaborative research agreement signed with Texas A&M University, resulting in the establishment of the Gradipore chair of separation science and entry into new separation markets
- Two new gel supply agreements signed and the opening of a European distribution warehouse to enhance access to global gel markets
- First supply agreement signed for the supply of GradiLeiden V thrombosis medical diagnostic kit with Organon Teknika, one of the 10 leading global suppliers of medical diagnostics

Gradipore's net assets are $22.44 million, including $12.26 million in cash which is to be supplemented by approximately $22 million from a forthcoming exercise of options.

Gradipore is a biotechnology company which researches, develops, manufactures and distributes biological separation technologies for the global life sciences market.

ISSUED FOR	:	**GRADIPORE LIMITED (ASX CODE: GDP)**
FOR FURTHER INFORMATION	:	**MR TIM WAWN, MANAGING DIRECTOR, GRADIPORE LIMITED TEL (02) 8977 9000** www.gradipore.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 MOBILE 0417 217 157

ASX & MEDIA RELEASE **29 August 2001**

GRADIPORE SIGNS TWO DISTRIBUTION AGREEMENTS & COMMENCES GEL ROLLOUT IN ASIA

Biotechnology company, Gradipore Limited, has signed two new supply agreements as it commences the rollout in Asia of its scientific gel distribution network.

The new agreements are with BioSynTech covering Malaysia and BST Scientific covering Singapore. Both of these organisations were former distributors for the current market leader in their respective countries with both approaching Gradipore to take on the Gradipore product.

Shipments of product to both new distributors are expected to commence in October 2001.

The new supply arrangements represent Gradipore's first push into the Asian region for its gel products and follows the establishment of distribution systems in the US and Europe earlier this year.

Gradipore's Managing Director, Tim Wawn, said that with the downturn in the high technology sector hitting Asian countries particularly hard, a number of countries such as Singapore have begun aggressive programs to grow their level of investment in Life Sciences.

"While the estimated market for gel products in the Asian region of $90 million is currently much smaller than the corresponding markets in the US and Europe, this figure is expected to grow rapidly over the next several years.

"We have a superior, less expensive product and possess a very strong product development pipeline. We will become a market leader in the Asian region over the next two years, replicating what we are beginning to experience in the US and Europe, where we are further advanced in our market penetration.

"Consistent and growing revenue streams from sales of our Gel products will help underpin our march to profitability as revenue from our Gradiflow technology begins to kick in", Mr Wawn said.

Gradipore's electrophoresis gels, marketed as iGels™, are used in conjunction with the company's leading edge, patented Gradiflow™ separation technology and are an essential scientific laboratory measuring tool used in most biochemical separations.

Applications vary from pure research such as cancer, through to diagnostics, paternity testing and forensics. Up to three quarters of all research papers in the field of biochemistry make some use of electrophoresis gels.

iGels™, have several competitive advantages including high resolution and reproducibility. They are also manufactured in a patented plastic cassette instead of traditional glass, which makes them cheaper, safer and more easily transportable.

Gradipore (ASX Code: GDP) is a biotechnology company which researches, develops, manufactures and markets separation technologies principally for the life science market throughout the world.

ISSUED FOR	:	**GRADIPORE LIMITED**
FOR FURTHER INFORMATION	:	**MR TIM WAWN, MANAGING DIRECTOR, GRADIPORE LIMITED** **TEL (02) 8977 9000** www.gradipore.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 ((BUS), 0417 217 157 (MOBILE)

this news release can be downloaded at www.westbrookfin.com.au

ASX & MEDIA RELEASE **6 JUNE 2001**

GRADIPORE SIGNS THROMBOSIS DIAGNOSTIC DEAL WITH ORGANON TEKNIKA

Australian biotechnology company, Gradipore Limited, has signed the first supply agreement for its GradiLeiden V medical diagnostic kit which is used in diagnostic medicine to indicate hereditary susceptibility to thrombosis, or blood clotting.

The contract is with Organon Teknika, one of the top ten global suppliers of medical diagnostic test equipment.

The GradiLeiden V test kit is a five minute process which involves taking a blood sample from a patient and subjecting it to various additives and incubation, from which a diagnosis can be made.

Gradipore's managing director, Mr Tim Wawn said that while the market for the GradiLeiden V test kit was still very small at around US$10 million, recent heightened concern about deep vein thrombosis (DVT), during aeroplane travel had increased demand for this type of diagnostic. "Distinctive competitive features of the GradiLeiden V kit are its simplicity and longevity" Mr Wawn said. "We also have a strong intellectual property position with our product which provides significant opportunity for growth in this product category," added Mr Wawn.

Gradipore (ASX Code: GDP) is an Australian biotechnology company which researches, develops, manufactures and markets haematological and separation technologies for the life science market.

ISSUED FOR	:	**GRADIPORE LIMITED**
FOR FURTHER INFORMATION	:	**MR TIM WAWN, MANAGING DIRECTOR, GRADIPORE LIMITED** **TEL (02) 8977 9000** www.gradipore.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 ((BUS), 0417 217 157 (MOBILE)

GRADIPORE LIMITED
(ACN 001 001 145)

CONSTITUTION

The Corporations Law

A Company limited by shares

Incorporated in New South Wales

GRADIPORE LIMITED
CONSTITUTION

TABLE OF CONTENTS

GENERAL

CAPITAL

CERTIFICATES FOR SHARES

LIEN ON SHARES

CALL ON SHARES

TRANSFER OF SHARES

TRANSMISSION OF SHARES

FORFEITURE OF SHARES

GENERAL MEETINGS

APPOINTMENT, REMOVAL AND REMUNERATION OF DIRECTORS

POWERS AND DUTIES OF DIRECTORS

PROCEEDINGS OF DIRECTORS

MANAGING DIRECTOR

SECRETARIES AND OTHER OFFICERS

SEALS AND EXECUTING DOCUMENTS

INSPECTION OF RECORDS

DIVIDENDS, INTEREST AND RESERVES

CAPITALISATION OF PROFITS

BONUS SHARE PLAN

DIVIDEND REINVESTMENT PLANS

CONVERTIBLE PREFERENCE SHARES

TAKEOVER PROVISIONS

NOTICES

JOINT HOLDERS

SMALL SHAREHOLDINGS

WINDING UP

INDEMNITY

COMPLIANCE WITH THE LISTING RULES

GENERAL

1. **Definitions**

The following definitions apply in this constitution unless the context requires otherwise:

"ASIC" means the Australian Securities and Investments Commission.

"Board" means the board of Directors.

"Business Day" has the meaning given in the Listing Rules.

"Company" means Gradipore Limited.

"Convertible Preference Shares" means convertible preference shares issued by the Company pursuant to the terms of clauses 102 to 100 both inclusive.

"Convertible Preference Shareholders" means a holder of Convertible Preference Shares.

"Disposal" and **"dispose"** as used in clause 32 have the meanings given in the Listing Rules.

"Dividend" includes an interim dividend.

"Director" means a person appointed or elected to the office of Director of the Company in accordance with this constitution and includes any alternate Director duly acting as a Director.

"Escrow Period" has the meaning given in the Listing Rules.

"Exchange" means Australian Stock Exchange Limited and includes any successor body.

"Executive Director" means the person appointed or elected to the office of Executive Director of the Company under clause 69(g).

"Issue Price" means the subscription price payable for each Convertible Preference Share as specified in the Terms of Issue

"Law" means the Corporations Law and the Corporations Regulations.

"Listing Rules" means the official listing rules of the Exchange as modified in respect of the Company by an express written waiver by the Exchange.

"Managing Director" means the person appointed or elected to the office of Managing Director of the Company under clause 8.6.

"Marketable Parcel" has the meaning given in the Listing Rules.

"Member Present" means, in connection with a meeting, the member present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the member is a body corporate, by representative.

"Ordinary Share" means an issued fully paid ordinary share in the capital of the Company.

"Ordinary Shareholders" means the holders of Ordinary Shares.

"Prescribed Rate" means the base rate charged by the Company's principal banker to corporate customers from time to time in respect of overdraft loans in excess of $100,000 calculated on a daily basis and a year of 365 days.

"Prospectus" means a prospectus issued by the Company prior to the offering of Convertible Preference Shares for subscription and setting out the Terms of Issue.

"Restricted Securities" has the meaning in the Listing Rules and includes shares in the Company defined as such in any Restriction Agreement.

"Restriction Agreement" means given a restriction agreement in a form set out in the Listing Rules or otherwise approved by the Exchange and includes any agreement which the Company and any member agrees is a Restriction Agreement.

"SCH" means the Securities Clearing House as defined in the Law.

"SCH Business Rules" has the meaning given in the Law.

"Seal" means any common seal or duplicate common seal of the Company.

"Statement of Holding" means the statement of holding of convertible preference shares sent to the Convertible Preference Shareholder by the Company.

"Subsidiary" has the meaning given in the Law.

"Terms of Issue" means the terms on which the Directors have resolved to offer Convertible Preference Shares for subscription as specified in a Prospectus for those Convertible Preference Shares.

"Uncertificated Securities Holding" means securities of the Company which under the Law, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

"Uncertificated Transfer System" means any system operated under the Law, the Listing Rules or the SCH Business Rules which regulates the transfer or registration of, or the settlement of transactions affecting, securities of the Company in uncertificated form and includes CHESS (as defined in the SCH Business Rules) as it applies to securities in certificated and uncertificated form.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) A gender includes all genders.

(b) The singular includes the plural and conversely.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a clause is a reference to a clause of this constitution.

(e) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(f) Mentioning anything after **"include"**, **"includes"** or **"including"** does not limit what else might be included.

(g) A reference to **"Person"** and words importing persons means any person include partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

(h) Division 10 of Part 1.2 of the Law applies in relation to this constitution as if it is an instrument made under the Law.

(i) Except in so far as a contrary intention appears in this constitution, an expression has, in a provision of this constitution which relates to a particular provision of the Law, the same meaning as in that provision of the Law.

3. Replaceable rules

The replaceable rules contained in the Law do not apply to the Company.

4. Previous constitution superseded

This constitution supersedes the Memorandum and Articles of Association of the Company which were taken to be the Company's constitution in force immediately before the adoption of this constitution.

5. Transitional

Everything done under any previous constitution of the Company shall continue to have the same operation and effect after the adoption of this constitution as if properly done under this constitution. In particular:

(a) every Director, alternate Director, and secretary in office immediately before adoption of this constitution shall be taken to have been appointed and shall continue in office under this constitution; and

(b) any Seal adopted by the Company before the adoption of this constitution shall be taken to be a Seal properly adopted under this constitution.

6. Actions authorised under the Law

Where the Law authorises or permits a company to do any matter or thing if so authorised by its constitution, the Company is and shall be taken by this clause 6 to be authorised or permitted to do that matter or thing, despite any other provisions of this constitution.

CAPITAL

7. Power of Directors to issue

(a) The Directors may issue shares or options over shares in, and other securities of, the Company.

(b) Any share, option or other security may be issued for such consideration and with such preferred, deferred or other special rights or such restrictions, whether with regard to dividends, voting, return of capital, payment of calls, redemption, conversion or otherwise, as the Directors may decide.

(c) clause 7(a) has effect without prejudice to any special rights conferred on the holders of any issued shares, options or other securities.

8. Classes of shares

(a) This clause 8 applies if at any time the share capital is divided into different classes of shares.

(b) The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied:

(i) with the consent in writing of the holders of three-fourths of the issued shares of that class; or

(ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

(c) The provisions of this constitution relating to general meetings apply in so far as they are capable of application to every separate class meeting except that any holder of shares of the class present may demand a poll.

(d) Unless otherwise provided by this constitution or by the terms of issue of the shares of that class, the rights conferred upon the holders of the shares of any class issued with preferred or other special rights:

(i) are varied or abrogated by the creation or issue of further shares ranking in priority, or any conversion of existing securities to securities ranking equally or in priority, to those shares; and

(ii) are not varied, abrogated or otherwise affected by the creation or issue of further shares ranking equally with those shares.

9. Brokerage and commission

(a) The Company may exercise the powers to pay brokerage or commission conferred by the Law in the manner provided by the Law.

(b) The brokerage or commission may be satisfied by:

(i) the payment of cash;

(ii) the allotment of fully or partly paid shares; or

(iii) partly by the payment of cash and partly by the allotment of fully or partly paid shares.

10. Recognition of third party interests

(a) Except as required by law, the Company shall not recognise a person as holding a share on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the Company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any share or unit of a share; or

(ii) any other right in respect of a share,

except an absolute right of ownership of the member or as otherwise provided by this constitution or by law.

11. Restricted securities

If there is a breach of any Restriction Agreement entered into by the Company under the Listing Rules in relation to Restricted Securities issued by the Company or there is a breach of the Listing Rules relating to those Restricted Securities, the member holding the Restricted Securities (if such securities are shares in the Company) shall cease to be entitled to any Dividends and to any voting rights in respect of those shares for so long as the breach subsists.

12. Register of debenture holders: suspension

If at any time the Company has issued debentures and keeps a register of debenture holders, the Company may close its register of debenture holders during a period or periods not exceeding in aggregate 30 days in any calendar year.

CERTIFICATES FOR SHARES

13. Uncertificated holdings

(a) If and for so long as dealings in shares in the Company take place under an Uncertificated Transfer System:

(i) the Company need not issue any certificate in respect of shares held as an Uncertificated Securities Holding;

(ii) unless the Company has elected in accordance with, or is required under, the Listing Rules that all its shares of the relevant class are to be in uncertificated form, a member may, as permitted by the Uncertificated Transfer System, elect to have all or any of the member's holding converted from certificated to uncertificated form or from uncertificated to certificated form; and

(iii) the register of members shall distinguish between shares held in certificated form and shares held as an Uncertificated Securities Holding.

(b) This clause 13 prevails over any other provision of this constitution with which it may be inconsistent.

14. Share certificates

Subject to clause 13:

(a) a person whose name is entered as a member in the register of members is entitled without payment to receive a certificate in respect of the member's shares in accordance with the Law;

(b) the Company is not bound to issue more than one certificate in respect of a share or shares held jointly by several persons; and

(c) delivery of a certificate for a share to one of several joint holders is sufficient delivery to all of the joint holders.

15. Form of share certificates

A certificate for shares shall be in a form that the Directors from time to time decide and must contain details of:

(a) the name of the Company and the state in which it is registered;

(b) the class of the shares; and

(c) the amount paid and unpaid on the shares.

16. Worn out or defaced share certificates

(a) Subject to clause 16(b), the provisions of the Law with respect to certificates which are lost or destroyed shall apply to certificates which are worn out or defaced. The Directors may exercise all the powers in relation to certificates which are lost, destroyed, worn out or defaced as are exercisable by the Company or its Directors under the Law in relation to certificates that are lost or destroyed.

(b) The Company:

(i) shall issue a certificate in replacement of a worn out or defaced certificate only if the certificate to be replaced is received by the Company for cancellation and is cancelled; and

(ii) may require the payment of a sum (determined by the Company in connection with the issue of a replacement certificate) as the Company's standard fee for the production of replacement certificates. This fee shall not exceed any maximum amount prescribed by the Law.

LIEN ON SHARES

17. Lien on shares

(a) The Company has a first and paramount lien on every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the Company to acquire shares under an employee incentive scheme; and

(iii) all amounts that the Company may be called on by law to pay (and has paid) in respect of the share.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of this clause 17.

(c) The Company's lien (if any) on a share extends to all Dividends payable and entitlements deriving in respect of the share. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the Company in respect of which the lien exists. Without limiting clauses 17(e) and 17(f), the Company's lien extends to reasonable interest and expenses incurred by the Company because the amounts in question are unpaid.

(d) No person shall be entitled to exercise any rights or privileges as a member until the member has paid all calls and, instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the member.

(e) clause 17(f) shall apply if the Company is or may in the future be liable under the law of any jurisdiction in or outside Australia:

(i) in respect of any shares registered in the name of a member (whether solely or jointly with others); or

(ii) in respect of any Dividends, interest, bonuses or other moneys or distributions paid or payable or entitlements derived or deriving in respect of any such shares;

to pay any amount for or on account or in respect of any member (whether in consequence of the death of that member, the non-payment of any income or other tax by that member, the non-payment of any estate, probate, succession, death, stamp or other duty by the member or by the executor or administrator of the estate of that member or otherwise).

(f) The Company:

(i) shall be fully indemnified by the member referred to in clause 17(e) or the member's estate from and against the liability referred to in that paragraph;

(ii) shall have a lien on the shares registered in the name of that member for all moneys paid or payable by the Company in respect of those shares under or in consequence of the liability; and

(iii) may recover, as a debt due from that member or the member's estate, those moneys by deducting from any Dividend or any other amount payable to the member in respect of the shares or otherwise (together with interest on the sum from the day of payment by the Company to the time of actual repayment by the member or the member's estate at

a rate not exceeding the Prescribed Rate, but the Directors may waive payment of interest wholly or in part).

18. Exercise of lien

(a) Subject to clause 18(b), the Company may sell any shares on which the Company has a lien, in the manner that the Directors think fit.

(b) A share on which the Company has a lien shall not be sold unless:

(i) a sum in respect of which the lien exists is payable; and

(ii) at least 7 days before the date of the sale, the Company has given to the member or the person entitled to the share by reason of the death or bankruptcy of the member, a notice in writing demanding payment of the sum.

19. Completion of sale

(a) For the purpose of giving effect to a sale of shares under lien, the Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b) The Company shall register the purchaser as the holder of the shares comprised in any transfer, after which the validity of the sale may not be impeached by any person, and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser shall be discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise expressly agreed.

(e) The remedy of any person aggrieved by any such sale shall be in damages only and against the Company exclusively.

20. Application of proceeds of sale

The proceeds of a sale made under a lien shall be applied by the Company in payment of:

(a) first, the expenses of the sale; and

(b) second, that part of the amount in respect of which the lien exists as is presently payable.

Any residue shall be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

CALL ON SHARES

21. Directors' power to make calls

Subject to the Listing Rules in the case of shares of the Company which are quoted on the Exchange:

(a) The Directors may make calls on the members in respect of any money unpaid on the shares of the members which is not by the terms of issue of those shares made payable at fixed times.

(b) Each member shall, on receiving at least 14 days' notice specifying the time or place of payment, pay to the Company at the time and place so specified the amount called on the member's shares.

(c) The Directors may revoke or postpone a call.

(d) A call may be required to be paid by instalments.

(e) A call is made at such time or times specified in the resolution of the Directors authorising the call.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member shall not invalidate the call.

In the case of shares of the Company which are quoted on the Exchange, calls shall be made, and notice of those calls given, in accordance with the Listing Rules.

22. Liability of joint holders for calls

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

23. Interest on unpaid amounts

(a) If a sum called or otherwise payable to the Company in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay:

(i) interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate determined by the Directors but not exceeding the sum of the Prescribed Rate plus 5%; and

(ii) any costs and expenses incurred by the Company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest or costs and expenses under clause 23(a) wholly or in part.

24. Fixed sums taken to be called

(a) Any sum that, under the terms of issue of a share, becomes payable on allotment or at a fixed date shall, for the purposes of this constitution, be taken to be a call duly made and payable on the date on which under the terms of issue the sum becomes payable.

(b) If any other sum is not paid when due, all the provisions of this constitution relating to payment of interest and expenses, forfeiture or otherwise apply as if that sum had become payable by virtue of a call duly made and notified.

25. Differentiation between holders

Subject to the Listing Rules in the case of shares of the Company which are quoted on the Exchange, the Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

26. Prepayments of calls

(a) The Directors may accept from a member the whole or a part of the amount unpaid on a share even if that amount has not been called.

(b) The Directors may authorise payment by the Company of interest on the whole or any part of an amount accepted under clause 26(a) until the amount becomes payable, at a rate, not exceeding the Prescribed Rate, which is agreed between the Directors and the member paying the sum.

(c) The Directors may at any time repay the whole or any part of any amount paid in advance on serving the member with one month's notice of its intention to do so.

TRANSFER OF SHARES

27. Uncertificated Transfer System

(a) Shares may be transferred in any manner permitted by an Uncertificated Transfer System and the Directors may require before registration of any such transfer that there be provided to the Company any documents or other information which the Uncertificated Transfer System requires (or permits the Company to require) to authorise registration.

(b) Subject to clauses 6 and 32, this clause 27 prevails over any other provision of this constitution that may be inconsistent with it but does not permit the Directors to refuse to register a proper SCH transfer.

28. Transferability of certificated shares

Subject to this constitution and the Law, a member's shares may be transferred by instrument in writing, in any form authorised by the Law or the Listing Rules or in any other form that the Directors approve.

29. Fees

No fee may be charged by the Company on the transfer of any shares.

30. Registration of transfers

(a) A transferor of shares remains the holder of the shares transferred until the transfer is registered.

(b) Where shares are transferred other than by a proper SCH transfer, the following documents must be lodged for registration at the registered office of the Company or the location of the relevant share register:

(i) the instrument of transfer;

(ii) the certificate (if any) for the shares; and

(iii) any other information that the Directors may require to establish the transferor's right to transfer the shares.

(c) On compliance with clause 30(b), the Company shall, subject to the powers of the Company to refuse registration, register the transferee as a member.

(d) The Directors may waive compliance with clause 30(b)(ii) on receipt of satisfactory evidence of loss or destruction of the certificate.

31. Where registration may be refused

(a) Where permitted or required to do so by the Law, the Listing Rules or the SCH Business Rules, the Company may or shall (as the case may be) refuse to register any transfer of securities.

(b) In any case where the Company is not permitted to refuse to register a transfer under the applicable Uncertificated Transfer System, but would otherwise be entitled to refuse registration of the transfer in accordance with the Law, this constitution and the Listing Rules, the Company may do any or all things permitted by the applicable Uncertificated Transfer System, the Law, the Listing Rules and the SCH Business Rules.

32. Restricted securities

(a) Restricted Securities cannot be disposed of during the Escrow Period, except as permitted by the Listing Rules or the Exchange.

(b) The Company must refuse to acknowledge a disposal (including registering a transfer) of any Restricted Securities (other than securities defined as such only in a Restriction Agreement) during the Escrow Period, except as permitted by the Listing Rules or the Exchange.

33. Notice of non-registration

If the Directors decline to register any transfer of securities, within 5 Business Days after the transfer is lodged with the Company, the Company must give to the person who lodged the transfer written notice of, and the reasons for, the decision to decline registration.

TRANSMISSION OF SHARES

34. Entitlement to shares on death

(a) Where a member dies:

(i) the survivor or survivors, where the member was a joint holder; and

(ii) the legal personal representatives of the deceased, where the member was a sole holder,

shall be the only persons recognised by the Company as having any title to the member's interest in the shares.

(b) The Directors may require such evidence of a member's death as they think fit.

(c) This clause 34 does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by the holder with other persons.

35. Registration of persons entitled

(a) Subject to the Bankruptcy Act 1966 and to the production of any information properly required by the Directors, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect to:

(i) be registered personally as holder of the share; or

(ii) have another person registered as the transferee of the share.

(b) All the limitations, restrictions and provisions of this constitution relating to:

(i) the right to transfer;

(ii) the registration of the transfer of; and

(iii) the issue of certificates with respect to,

shares are applicable to any transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member or effected under an Uncertificated Transfer System.

36. Dividends and other rights

(a) Where a member dies or becomes bankrupt, the member's legal personal representative or the trustee of the member's estate (as the case may be) is, upon the production of all information as is properly required by the Directors, entitled to the same Dividends, entitlements and other advantages and to the same rights (whether in relation to meetings of the Company or to voting or otherwise) as the member would have been entitled to if the member had not died or become bankrupt.

(b) Where 2 or more persons are jointly entitled to any share as a result of the death of a member, they shall, for the purposes of this constitution, be taken to be joint holders of the share.

FORFEITURE OF SHARES

37. Liability to forfeiture

(a) If a member fails to pay a call or instalment of a call on or before the day appointed for payment of the call or instalment, the Directors may, at any time

afterwards while any part of the call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all expenses of the Company incurred as a result of the non-payment.

(b) The notice must:

(i) specify another day (not earlier than 14 days after the date of service of the notice) on or before which and a place at which the payment required by the notice is to be made; and

(ii) state that, if payment is not made at or before the time specified, the shares in respect of which the call was made are liable to be forfeited.

38. Surrender of shares

Subject to the Law and the Listing Rules, the Directors may accept the:

(a) surrender of any fully paid share by way of compromise of any question as to the proper registration of the holder or in satisfaction of any payment due to the Company; and

(b) gratuitous surrender of any fully paid share.

Any share so surrendered may be disposed of in the same manner as a forfeited share.

39. Power to forfeit

(a) If the requirements of a notice served under clause 37 are not complied with and any applicable requirements of the SCH Business Rules are satisfied, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

(b) Such a forfeiture shall include all Dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

40. Powers of Directors

Subject to the Listing Rules:

(a) A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit.

(b) The forfeiture may be cancelled on such terms as the Directors think fit at any time before a sale or disposition.

(c) Any residue from the proceeds of sale of a forfeited share, after satisfaction of any calls or instalments due and unpaid and accrued interest and expenses in respect of that shares, shall be paid to the person entitled to those shares at the time of the forfeiture, to the executors, administrators or assigns of the person or as the person directs.

41. Consequences of forfeiture

A person whose shares have been forfeited:

(a) ceases to be a member in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the Company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are expressly provided by the Law or saved by this constitution; and

(d) (in the absence of approval by ordinary resolution of holders of ordinary shares) remains liable to pay to the Company all money that, at the date of forfeiture, was payable by the person to the Company in respect of the shares (including, if the Directors think fit, interest from the date of forfeiture at the Prescribed Rate on the money for the time being unpaid). The Directors may enforce the payment of the money or any part of the money for which the member is liable as they think fit.

42. Notice of forfeiture

(a) Notice of the resolution of forfeiture shall be given to the member in whose name the share was registered immediately before the forfeiture and an entry of the forfeiture and its date shall be made immediately in the register.

(b) The provisions of clause 42(a) are directory only and the validity of any forfeiture is not affected in any way by any omission to give the notice or to note the entry.

43. Evidentiary matters

A statement in writing by a Director or a secretary of the Company to the effect that:

(a) a share in the Company has been duly forfeited on a date specified in the statement; or

(b) a particular sum is payable by a member or former member to the Company as at a particular date in respect of a call or instalment of a call (including interest),

is prima facie evidence of the facts set out in the statement as against all persons claiming to be entitled to the share and against the member or former member who remains liable to the Company under clause 41.

44. Transfers after forfeiture and sale

(a) The Company may:

(i) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

(ii) effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

45. Fixed amounts taken to be calls

The provisions of this constitution relating to forfeiture apply in the case of non-payment of any sum that, under the terms of issue of a share, becomes payable at a fixed time, as if that sum had become payable by virtue of a call duly made.

GENERAL MEETINGS

46. Power of Directors to convene

(a) Any Director may convene a general meeting whenever the Director thinks fit.

(b) A Director may cancel by notice in writing to all members any meeting convened by that Director under clause 46(a), except that a meeting convened on the requisition of a member or members shall not be cancelled without their consent.

(c) The Directors may postpone a general meeting or change the place at which it is to be held by notice not later than 48 hours prior to the time of the meeting to all persons to whom the notice of meeting (the **"First Notice"**) was given. The postponing notice shall specify the place, date and time of the meeting, which meeting shall be taken to be duly convened pursuant to the First Notice.

47. Notice of general meetings

(a) Each notice convening a general meeting shall contain the information required by the Law.

(b) The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

48. Business of general meetings

(a) The business of a general meeting may include business permitted by law.

(b) The annual general meeting may consider matters not set out in the notice of meeting to the extent permitted by the Law.

(c) The business to be transacted at any general meeting shall be stated in the notice of meeting except as otherwise permitted by the Law.

49. Quorum

(a) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this constitution, 3 Members Present constitutes a quorum.

(c) If a quorum is not present within 20 minutes after the time appointed for the meeting:

(i) where the meeting was convened upon the requisition of members, the proposed meeting shall be dissolved (subject to clause 51);

(ii) in any other case:

(A) the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors, to the same day in the next week at the same time and place; and

(B) if at the adjourned meeting a quorum is not present within 20 minutes after the time appointed for the meeting, the meeting must be dissolved.

50. Chair of meetings

(a) Subject to clause 50(b), the chair of Directors or, in the chair's absence, the deputy chair shall preside as chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no chair or deputy chair; or

(ii) the chair or deputy chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as chair of the meeting,

the Directors present shall choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Members Present shall elect one of their number to be chair of the meeting.

51. Adjournments

(a) The chair may and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place.

(b) If the chair elects to adjourn the meeting under clause 51(a), the chair may decide whether to seek the approval of the Members Present.

(c) No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(d) It is not a requirement of this constitution to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

52. Voting at general meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the Members Present and any such decision is for all purposes a decision of the members.

(b) Any resolution to be considered at a meeting shall be decided on a show of hands unless a poll is demanded in accordance with the Law.

(c) On a show of hands, a declaration by the chair that a resolution has been carried or lost and an entry to that effect in the minutes of the meeting shall be taken as conclusive evidence of the fact without the need to show the number or proportion of the votes recorded in favour of or against the resolution.

(d) A poll may be demanded by any person or group of persons permitted by the Law.

(e) A poll may not be demanded on any resolution concerning the election of the chair or the adjournment of meeting.

53. Procedure for polls

(a) When demanded, a poll shall be taken in the manner and at the time the chair directs.

(b) The chair shall determine any dispute as to the admission or rejection of a vote and such determination made in good faith shall be final and conclusive.

(c) The result of the poll shall be a resolution of the meeting at which the poll was demanded.

(d) The demand for a poll shall not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded.

54. Chair's casting vote

In the case of an equality of votes on a show of hands or on a poll the chair of the meeting has a casting vote in addition to any vote to which the chair may be entitled as a member.

55. Representation and voting of members

Subject to this constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a) at meetings of members or classes of members each member entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the member is a body corporate) by representative;

(b) on a show of hands, every Member Present having the right to vote on the resolution has one vote; and

(c) on a poll, every Member Present having the right to vote on the resolution has:

(i) one vote for each fully paid share; and

(ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that member's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call shall be ignored when calculating the proportion.

56. Joint holders

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given personally, by attorney, by proxy or (where the holder is a body corporate) by representative.

57. Members of unsound mind and minors

(a) If a member is:

(i) of unsound mind;

(ii) a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(iii) a minor,

the member's committee or trustee or any other person as properly has the management or guardianship of the member's estate or affairs may, subject to clause 57(b), exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

(b) Any person with powers of management or guardianship shall not exercise any rights under clause 57(a) unless and until the person has provided the Directors with satisfactory evidence of the person's appointment and status.

58. Restriction on voting rights - unpaid amounts

A member is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the member in respect of shares in the Company have been paid.

59. Objections to qualification to vote

(a) An objection to the qualification of a person to vote may be raised before or at the meeting or adjourned meeting at which the vote objected to is tendered.

(b) Any objection shall be referred to the chair of the meeting, whose decision shall be final.

(c) A vote allowed after an objection shall be valid for all purposes.

60. Number of proxies

(a) A member entitled to cast 2 or more votes on a resolution may appoint 2 proxies. A proxy need not be a member.

(b) If a member appoints 2 proxies, neither proxy is entitled to vote on a show of hands.

(c) If an instrument appointing 2 proxies does not specify the proportion or number of the member's votes each proxy is entitled to exercise, each proxy may exercise half the votes.

61. Form of proxy

(a) An instrument appointing a proxy must be in writing and:

(i) if the appointor is a natural person, be signed by the appointor or the appointor's attorney duly authorised in writing; or

(ii) if the appointor is a corporation, be executed with the seal or without the seal in accordance with the Law or under the hand of a duly authorised officer or attorney,

but otherwise may, subject to the Law and the Listing Rules, be in any form that the Directors may accept or stipulate.

(b) Subject to clause 62(b), a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment.

(c) Where an instrument of proxy is signed by all of the joint holders of any shares, the votes of the proxy so appointed must be accepted in respect of those shares to the exclusion of any votes tendered by a proxy for any one of those joint holders.

62. Lodgment of proxies

(a) The documents to be received under the Law for an appointment of a proxy to be effective must be received by the Company not less than 48 hours before the meeting commences or in the case of an adjournment resumes, unless the notice of meeting specifies a shorter period.

(b) For an instrument appointing an attorney to act on behalf of a member at all meetings of the Company (or at all meetings for a specified period) to be effective the following documents must be received by the Company at least 48 hours (or any shorter period as the Directors may permit) before the commencement of the meeting or adjourned meeting at which the attorney proposes to vote:

(i) the power of attorney or a certified copy of that power of attorney; and

(ii) any evidence that the Directors may require of the validity and non-revocation of that power of attorney.

(c) For the purposes of this paragraph, the Company receives these documents when they are received at any of the following:

(i) the Company's registered offices;

(ii) a fax number at the Company's registered office; or

(iii) a place, fax number or electronic address specified for the purpose in the notice of meeting.

63. Validity of proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i) the previous death or unsoundness of mind of the principal;

(ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the Company at its registered office 48 hours (or any shorter period as the Directors may permit) before the commencement of the meeting, or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

64. Where proxy is incomplete

(a) No instrument appointing a proxy shall be treated as invalid merely because it does not contain:

(i) the address of the appointor or of a proxy;

(ii) the proxy's name or the name of the office held by the proxy; or

(iii) in relation to any or all resolutions, an indication of the manner in which the proxy is to vote.

(b) Where the instrument does not specify the name of a proxy, the instrument is taken to be given in favour of the chair of the meeting.

65. Right of officers and advisers to attend general meetings

(a) A Director who is not a member is entitled to be present and to speak at any general meeting.

(b) A secretary who is not a member is entitled to be present and, at the request of the chair, to speak at any general meeting.

(c) Any other person (whether a member or not) requested by the Directors to attend any general meeting is entitled to be present and, at the request of the chair, to speak at that general meeting.

APPOINTMENT, REMOVAL AND REMUNERATION OF DIRECTORS

66. Appointment and removal

(a) Subject to the Law, the Company may at any time by resolution passed in general meeting:

(i) appoint any person to be a Director; or

(ii) remove any Director from office.

(b) Subject to the Law, the Directors may at any time appoint any person as a Director. That person (other than any Managing Director) shall hold office until the end of the next following annual general meeting and shall be eligible for election at that meeting.

67. No share qualification

Directors are not required to hold shares in the capital of the Company.

68. Retirement at each annual general meeting

(a) Subject to clause 86(c), no Director shall hold office for a continuous period in excess of 3 years or until the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election.

(b) A retiring Director shall be eligible for re-election without needing to give any prior notice of an intention to submit for re-election and shall hold office as a Director until the end of the meeting at which the Director retires.

(c) No person other than a retiring Director or a Director vacating office under clause 66(b) is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the Company at least 35 Business Days before the meeting (or, in the case of a meeting that members have requested Directors to call, 30 Business Days).

69. Remuneration

(a) The Directors shall be paid for their services as Directors.

(b) The fees payable from time to time to non-Executive Directors shall be as the Directors determine and, if required by the Listing Rules:

(i) in an amount not exceeding in aggregate a maximum sum that is from time to time approved by resolution of the Company; and

(ii) any notice convening a general meeting at which it is proposed to seek approval to increase the maximum aggregate sum shall specify the proposed new maximum aggregate sum and the amount of the proposed increase.

(c) The fees fixed under clause 69(b):

(i) shall be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them; and

(ii) are exclusive of any benefits which the Company provides to Directors in satisfaction of legislative schemes (including benefits provided under superannuation guarantee or similar schemes or any other benefit permitted by the Law or this constitution).

(d) Fees payable to non-Executive Directors shall be by a fixed sum and not by a commission on or as a percentage of the operating revenue of the Company.

(e) The Directors shall also be entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the Company or otherwise in connection with the business or affairs of the Company.

(f) If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the Company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors think fit having regard to the value to the Company of the extra services or special exertions. Any special or additional remuneration shall not include a commission on or percentage of profits or operating revenue or turnover.

(g) Subject to the Law and the Listing Rules, an Executive Director may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(h) Subject to the Law and the Listing Rules, a Director may be engaged by the Company in any other capacity (other than auditor) and may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

70. Vacation of office

In addition to the circumstances in which the office of a Director becomes vacant:

(a) under the Law;

(b) because of a resolution under clause 66(a)(ii); or

(c) under clause 68,

the office of a Director becomes vacant if the Director:

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns by notice in writing to the Company;

(f) is absent without the consent of the Directors from meetings of the Directors held during a continuous period of 6 months; or

(g) dies.

71. Retiring allowance for Directors

(a) The Company may make any payment or give any benefit to any Director of the Company or of a subsidiary or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office, if it is made or given in accordance with the Law and the Listing Rules.

(b) Subject to clause 71(a) the Company may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the Company or a subsidiary under which the Director or any person nominated by the Director is paid or provided with a lump sum payment, pension, retiring allowance or other benefit on or after the Director or person about to become a Director ceases to hold office for any reason;

(ii) make any payment under any contract or arrangement referred to in sub-paragraph (i); and

(iii) establish any fund or scheme to provide lump sum payments, pensions, retiring allowances or other benefits for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the Company considers necessary to provide those benefits.

(c) The Company may impose any conditions and restrictions under any contract, arrangement, fund or scheme referred to in clause 71(b) as it thinks proper.

(d) The Company may authorise any subsidiary to make a similar contract or arrangement with its Directors and make payments under it or establish and maintain any fund or scheme, whether or not all or any of the Directors of the subsidiary are also Directors of the Company.

POWERS AND DUTIES OF DIRECTORS

72. Powers of Directors

(a) Subject to the Law, the Listing Rules and this constitution, the business of the Company is managed by the Directors, who may exercise all powers of the Company which are not, by the Law, the Listing Rules or this constitution, required to be exercised by the Company in general meeting.

(b) Without limiting the generality of clause 72(a), the Directors may exercise all the powers of the Company:

(i) to borrow money, to charge any property or business of the Company or all or any of its uncalled capital;

(ii) to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

73. Appointment of attorneys

(a) The Directors may, by power of attorney, appoint any person to be the attorney of the Company for the purposes, with the powers, authorities and discretions vested in or exercisable by the Directors for any period and subject to any conditions as they think fit.

(b) Any appointment under clause 73(a) may be made on terms for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

74. Negotiable instruments

All negotiable instruments of the Company shall be executed by the persons and in the manner the Directors decide from time to time.

PROCEEDINGS OF DIRECTORS

75. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and on the request of a Director a secretary, shall convene a meeting of the Directors.

(c) Reasonable notice must be given to every Director of the place, date and time of every meeting of the Directors. Notice need not be in writing and may be made by fax, electronically or any other means the Directors agree from time to time. Where any Director is for the time being away from their usual place of contact, notice need only be given to that Director if contact details have been given by that Director to the Company, but notice shall always be given to any alternate Director whose appointment by that Director is for the time being in force.

(d) A Director may waive notice of any meeting of Directors by notifying the Company to that effect in person or by any other means.

(e) The non-receipt of notice convening a Director's meeting by, or the accidental omission to give notice to any person entitled to receive notice does not invalidate the proceedings, or any resolution passed at a Director's meeting.

76. Meetings by technology

(a) For the purposes of the Law, each Director, on becoming a Director (or on the adoption of this constitution), consents to the use of the following technology for holding a Director's meeting:

(i) video;

(ii) telephone;

(iii) electronic mail;

(iv) any other technology which permits each Director to communicate with every other Director; or

(v) any combination of the technologies described in the above paragraphs.

A Director may withdraw the consent given under this clause 76 in accordance with the Law.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors shall, for the purpose of every provision of this constitution concerning meetings of the Directors, be taken to be assembled together at a meeting and to be present at that meeting; and

(ii) all proceedings of those Directors conducted in that manner shall be as valid and effective as if conducted at a meeting at which all of them were present.

77. Quorum at meetings

At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is 2 Directors entitled to vote. Unless the Directors determine otherwise, the quorum need only be present at the time when the meeting proceeds to business.

78. Chair of Directors

(a) The Directors may elect one of their number as their chair and may decide the period for which the chair is to hold office as chair.

(b) Where a meeting of Directors is held and:

(i) a chair has not been elected as provided by clause 78(a); or

(ii) the chair is not present at the time appointed for the holding of the meeting or does not wish to chair the meeting,

the Directors present shall elect one of their number to be a chair of the meeting.

(c) The remuneration of the chair shall be from the remuneration fixed under clause 69(b) and decided by the Directors in accordance with clause 69(c).

79. Proceedings at meetings

(a) Subject to this constitution, questions arising at a meeting of Directors shall be decided by a majority of votes of Directors present and voting and for all purposes any such decision is taken to be a decision of the Directors.

(b) Subject to the Law and any applicable Listing Rules, in the case of an equality of votes, the chair of the meeting has a casting vote in addition to the chair's deliberative vote.

80. Alternate Directors

(a) A Director may:

(i) with the approval of a majority of the other Directors (if any), appoint a person (whether a member of the Company or not); or

(ii) without the need for the approval of the other Directors, appoint another Director,

to be an alternate Director in the Director's place during any period that the Director thinks fit.

(b) An alternate Director may, but need not be, a member or a Director of the Company.

(c) One person may act as an alternate Director to more than one Director.

(d) An alternate Director is entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in the appointor's stead.

(e) In the absence of the appointor, an alternate Director may exercise any powers which the appointor may exercise. The exercise of any power by the alternate Director (including affixing the Seal or signing a document) shall be taken to be the exercise of the power by the appointor. The exercise of any power by the alternate Director shall be as agent of the Company and not as agent of the appointor. Where the alternate is another Director, that Director shall be entitled to cast a deliberative vote on the Director's own account and on account of each person by whom the Director has been appointed as an alternate Director.

(f) The appointment of an alternate Director:

(i) may be terminated at any time by the appointor even if the period of the appointment of the alternate Director has not expired; and

(ii) terminates automatically if the appointor vacates office as a Director.

(g) An appointment or the termination of an appointment of an alternate Director shall be effected by service on the Company of a notice in writing signed by the Director making the appointment.

(h) Other than:

(i) for reimbursement of expenses under clause 69(e); or

(ii) as authorised by the Directors,

an alternate Director is not entitled to any remuneration from the Company for acting as an alternate Director.

(i) Any remuneration that is paid to an alternate Director under sub-paragraph (h)(ii), other than reimbursement of expenses under clause 69(e), must be deducted from the remuneration of the appointor.

81. Delegation

The Directors may delegate any of their powers in accordance with the Law.

82. Vacancies

If the number of Directors is reduced below the minimum set by the Law:

(a) for so long as their number is sufficient to constitute a quorum, the remaining Directors may act; and

(b) if the number of remaining Directors is not sufficient to constitute a quorum, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to the minimum number required under this constitution to constitute a quorum.

83. Committees

(a) clauses 75, 76, 78 (other than paragraph (c)) and 79 apply to any committee as if each reference in those clauses to the Directors was a reference to the members of the committee and each reference to a meeting of Directors was to a meeting of the committee.

(b) The number of members whose presence at a meeting of the committee is necessary to constitute a quorum is the number determined by the Directors and, if not so determined, is 2. Unless the Directors determine otherwise, the quorum need only be present at the time when the meeting proceeds to business.

(c) The minutes of all the proceedings and decisions of every committee shall be made, entered and signed in the same manner in all respects as minutes of proceedings of the Directors are required by the Law to be made, entered and signed.

(d) Membership of a committee of Directors may, if the Directors so resolve, be treated as an extra service or special exertion performed by the members of the committee for the purpose of this constitution.

84. Written resolutions

(a) If a document:

(i) is sent to all those entitled to receive notice of a meeting at which a resolution could be put;

(ii) contains a statement that the signatories to it are in favour of that resolution;

(iii) the terms of the resolution are set out or identified in the document; and

(iv) has been signed by a majority of the Directors entitled to vote on that resolution,

a resolution in those terms is passed on the day on which and at the time at which the document was signed by a Director.

(b) For the purposes of clause 84(a):

(i) 2 or more separate documents containing statements in identical terms each of which is signed by one or more Directors shall together be taken to constitute one document containing a statement in those terms signed by those Directors at the time at which the last of those documents to be signed was signed by a Director;

(ii) the signing of a document by an alternate Director is of no effect if the appointor has signed the document; and

(iii) a fax which is received by the Company or an agent of the Company and is sent for or on behalf of a Director or alternate Director shall be taken to be signed by that Director or alternate Director not later than the time of receipt of the fax by the Company or its agent in legible form.

85. Defects in appointments

(a) All acts done by any meeting of the Directors, committee of Directors, or person acting as a Director are as valid as if each person was duly appointed and qualified to be a Director or a member of the committee.

(b) clause 85(a) applies even if it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of a committee or to act as a Director or that a person so appointed was disqualified.

MANAGING DIRECTOR

86. Power to appoint Managing Director

(a) The Directors may appoint one or more Directors to the office of Managing Director for the period and on the terms as they think fit. Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment.

(b) A Managing Director's appointment automatically terminates if the Managing Director ceases for any reason to be a Director.

(c) clause 68 does not apply to a Managing Director unless so provided by clause 86(f).

(d) Where there is more than one Managing Director, clause 68(a) shall apply to each Managing Director unless the Directors have determined that it shall not apply to one named Managing Director as named in a resolution passed by the Directors before the date on which that Managing Director would otherwise have been obliged to retire under clause 68(a). Where such a resolution is

passed, the provisions of clause 68(a) shall apply to each Managing Director other than the one named in that resolution.

(e) After a determination has been made by a resolution of the Directors under clause 86(f) that clause 68(a) shall not apply to a particular Managing Director, the exception referred to in clause 86(f) will not apply to any other Managing Director until the Managing Director named in the resolution ceases to be a Managing Director or the Directors determine that the exception in clause 86(f) ceases to apply to that Managing Director.

(f) If, at the time a Managing Director ceases to have the benefit of the exception referred to in clause 86(d), the Director has not submitted for re-election for a period longer than that provided in clause 68(a), the Director shall submit for re-election at the next meeting of the Company.

87. Remuneration

A Managing Director shall, subject to the Law, the Listing Rules and the terms of any agreement between the Managing Director and the Company, receive remuneration (whether by way of salary, commission or participation in profits, or a combination of them) as the Directors decide.

88. Delegation of powers to Managing Director

(a) The Directors may, upon the terms and conditions and with any restrictions as they think fit, delegate to a Managing Director any of the powers exercisable by them.

(b) Any powers so conferred may be concurrent with the powers of the Directors.

(c) The Directors may at any time withdraw, suspend or vary any of the powers conferred on the Managing Director.

SECRETARIES AND OTHER OFFICERS

89. Secretaries

(a) A secretary of the Company holds office on the terms and conditions, as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a secretary.

90. Other officers

(a) The Directors may from time to time:

(i) create any other position or positions in the Company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under this clause 90(a).

(b) The Directors at any time may terminate the appointment of a person holding a position created under clause 90(a)(i) and may abolish the position.

SEALS AND EXECUTING DOCUMENTS

91. Seals and their use

(a) The Company may have a Seal.

(b) A Seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which the Seal is affixed shall be signed by:

(i) 2 Directors;

(ii) a Director and a secretary; or

(iii) a Director and another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

(c) The Company may execute a document without using the Seal if the document is signed by:

(i) 2 Directors; or

(ii) 1 Director and the Company secretary.

(d) The Company may execute a document as a deed if the document is expressed to be executed as a deed and is executed in accordance with clause 91(c).

(e) This clause 91 does not limit the ways in which the Company may execute a document.

INSPECTION OF RECORDS

92. Inspection of records

(a) The Directors may authorise a member to inspect books of the Company to the extent, at the time and places and under the conditions, the Directors consider appropriate.

(b) A member (other than a Director) does not have the right to inspect any document of the Company including any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business, except as provided by law or as authorised by the Directors.

DIVIDENDS, INTEREST AND RESERVES

93. Powers to determine Dividends and pay interest

(a) Subject to the Law and to any special rights or restrictions attached to any shares, the Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the

payment of cash, the issue of shares, the grant of options and the transfer of assets (or any combination of them).

(b) No Dividend shall bear interest against the Company.

94. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the Company will be paid as follows, unless otherwise resolved by the Directors:

(i) if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid, that Dividend shall be equal to the Dividend paid on each other share which was fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii) if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend shall be apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b) An amount paid on a share in advance of a call is not taken for the purposes of clause 94(a)(ii) to be paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and where the Directors so resolve, they may, in their absolute discretion:

(i) allow each or any member to elect from which specified sources that particular member's Dividend may be paid by the Company; and

(ii) where such elections are permitted and any member fails to make such an election, the Directors may, in their absolute discretion, identify the particular source from which Dividends will be payable.

95. Reserves

(a) The Directors may at their discretion set aside out of the profits of the Company any sums as they think proper as reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied.

(b) Pending any application under clause 95(a), the reserves may, at the discretion of the Directors, either be employed in the business of the Company or be invested in any investments as the Directors may from time to time think fit.

(c) The Directors may, without placing them to any reserve, carry forward any profits which they may think prudent not to divide or capitalise.

96. Deduction of unpaid amounts

The Directors may deduct from any Dividend payable to a member all sums of money presently payable by the member to the Company on account of calls or otherwise in relation to shares in the Company.

97. Distributions in kind

If the Directors have determined to pay a Dividend, wholly or partly by the distribution of specific assets, and a difficulty arises in regard to that distribution, the Directors may:

(a) settle the matter as they think fit and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments will be made, and make such payments to any members on the basis of the value so fixed in order to adjust the rights of all parties; or

(c) vest any specific assets in trustees.

98. Payment of distributions

(a) Any Dividend, interest or other money payable in cash in respect of shares may be paid, at the sole risk of the intended recipient:

(i) by cheque sent through the post directed to:

(A) the address of the member as shown in the register or, in the case of joint holders, to the address shown in the register as the address of the joint holder first named in that register; or

(B) to any other address as the member or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the member and acceptable to the Company; or

(iii) by any other means determined by the Directors; or

(iv) otherwise disposed of according to law.

(b) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law.

CAPITALISATION OF PROFITS

99. Capitalisation of profits

(a) The Company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to members; and

(ii) that the sum referred to in clause 99(a)(i) be applied, in any of the ways mentioned in clause 99(b), for the benefit of members in full satisfaction of their interest in the capitalised sum, in the proportions to which those members would have been entitled in a distribution of that sum by way of Dividend or if there is no such proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of members under clause 99(a) are:

(i) in paying up any amounts unpaid on shares held by members;

(ii) in paying up in full unissued shares or debentures to be issued to members as fully paid;

(iii) partly as mentioned in clause 99(b)(i) and partly as mentioned in clause 99(b)(ii); or

(iv) any other application permitted by law or the Listing Rules.

(c) Where the conditions of issue of a partly paid share so provide, the holder shall be entitled to participate in any application of a sum under clause 99(b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors shall do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions or determine that fractions may be disregarded;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they think fit; and

(iv) authorise any person to make, on behalf of all the members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any further shares or debentures or for the payment by the Company on their behalf the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the members concerned.

BONUS SHARE PLAN

100. Bonus share plan

(a) The Directors may:

(i) establish and maintain a bonus share plan; and

(ii) vary, suspend or terminate the plan.

(b) For the purposes of the plan, the Directors may in their absolute discretion offer to members of the Company:

(i) an opportunity to participate in the plan in respect of all or some of their shares; and

(ii) an opportunity to request that, instead of participating in any Dividends in respect of such shares, they have allotted and issued to them shares under the plan credited as fully paid.

(c) The Directors may under the plan credit shares in the capital of the Company as fully paid by capitalising any sum standing to the credit of the Company's profit and loss account or otherwise available for distribution and may apply that sum in crediting shares in the Company as fully paid up.

(d) If a participant in the plan requests that in respect of certain shares the member not be entitled to participate in any Dividend, the Dividend shall be taken to relate only to the balance of the shares held by that participant at the time of the books closing date for the payment of that Dividend.

(e) Where the Directors have received a request from a participant in the plan in respect of certain shares that shares in the Company be allotted and issued to the participant in accordance with the plan and the Directors decide in their absolute discretion to comply with that request, the rights attaching to the shares the subject of the request shall not be taken to have been varied although the Dividend is not paid on all of the shares in the class and although all of the shares in the class do not rank in calculating the number of fully paid shares to be allotted and issued to the participant in accordance with the plan.

(f) In offering opportunities to members to participate in the plan, the Directors may give such information as in their opinion may be useful to assist members in assessing the opportunity and making requests to their best advantage. The Directors, the Company and its officers shall not be responsible for, nor shall they be obliged to provide, any legal or taxation advice in respect of the choices available to members.

(g) The Directors shall be under no obligation:

(i) to admit any member as a participant in the plan;

(ii) to comply with any request made by a member who is not admitted as a participant in the plan.

(h) In establishing and maintaining the plan, the Directors shall act in accordance with the provisions of this constitution and may exercise all or any of the powers conferred upon them by this constitution or by the Law.

(i) This clause 100 does not affect the validity of any bonus share plan established before the adoption of this constitution.

DIVIDEND REINVESTMENT PLANS

101. Dividend reinvestment plans

(a) The Directors may:

(i) establish one or more plans under which some or all members may elect that Dividends to be paid in respect of some or all of the shares from time to time held by the member shall be satisfied by the issue of fully paid shares of the same class as shares held by the member;

(ii) on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the Company in respect of interest upon such obligations in like manner as if that interest were Dividends; and

(iii) vary, suspend or terminate the plan.

(b) Any such plan shall have effect in accordance with its terms and the Directors shall do all things necessary and convenient for the purpose of implementing the plan, including, the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c) Any such plan may be terminated by the Directors and any authority given to the Directors under clause 101(a) may be revoked or varied by the Company in general meeting.

(d) For the purpose of giving effect to any such plan, appropriations, capitalisations, applications, payments and distributions as referred to in this clause 101 may be made and the powers of the Directors under this clause 101 shall apply and may be exercised (with such adjustments as may be required) even if only some of the members or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(e) In offering opportunities to members to participate in any such plan, the Directors may give such information as in their opinion may be useful to assist members in assessing the opportunity and making requests to their best advantage. The Directors, the Company and its officers shall not be responsible for, nor shall they be obliged to provide, any legal, taxation or financial advice in respect of the choices available to members.

(f) The Directors shall be under no obligation:

(i) to admit any member as a participant in any such plan; nor

(ii) to comply with any request made by a member who is not admitted as a participant in any such plan.

(g) In establishing and maintaining any such plan, the Directors shall act in accordance with the provisions of this constitution and may exercise all or any of the powers conferred on them by the terms of any such plan, by this constitution or by the Law.

(h) This clause 101 does not affect the validity of any plan referred to in sub-paragraph (a)(i) established before the adoption of this constitution.

CONVERTIBLE PREFERENCE SHARES

102. Issue of Convertible Preference Shares

The Directors may issue Convertible Preference Shares with such rights attaching to them as the Directors determine on or prior to allotment but subject to clauses 102 to 100 both inclusive.

103. Dividends

(a) A Convertible Preference Shareholder will be entitled to receive a fixed unfranked cumulative annual dividend in the amount specified in the Terms of Issue and payable at the times set out in the Terms of Issue (**"Dividend Entitlement"**), subject to the Board determining that there are profits legally available for distribution.

(b)

(i) The dividend in respect of each Convertible Preference Share is an unfranked cumulative dividend in the per annum amount specified in the Terms of Issue payable in arrears (**"Dividend"**) on the dates specified in the Terms of Issue to the holder of the Convertible Preference Shares at such dates (each, a **"Dividend Payment Date"**).

(ii) The initial Dividend period for each Convertible Preference Share will be from and including the date of allotment of the Convertible Preference Share (the **"Dividend Accrual Date"**) to and including the dates specified in the Terms of Issue. Each subsequent Dividend period commences on the day immediately after the preceding Dividend Payment Date and ends on the next Dividend Payment Date.

(iii) The Dividend for any dividend period in excess of twelve months will be computed on the basis of a 365 days year, an annual Dividend Entitlement specified in the Terms of Issue and the actual number of days elapsed in that period.

(c)

(i) Dividends on the Convertible Preference Shares will be cumulative.

(ii) If the Dividend in respect of a Convertible Preference Share is not paid in full (**"Unpaid Dividend"**) on a Dividend Payment Date because the Board determines there are not profits legally available for distribution, that Unpaid Dividend shall continue to be payable whilst the Convertible Preference Share remains unconverted to an Ordinary Share and shall be paid when the Board determines that

there are profits legally available for distribution to enable the payment of that Unpaid Dividend to the holder of that share at the date of payment.

(iii) If there is any Unpaid Dividend on a Convertible Preference Share when that share is converted by the holder to an Ordinary Share then the liability of the Company to pay such Unpaid Dividend shall forthwith lapse and be extinguished and the Company shall be released from all liability to pay such Unpaid Dividend.

(iv) If there is any Unpaid Dividend owing on a Convertible Preference Share when that share is automatically converted to an Ordinary Share by the Company on the dates specified in the Terms of Issue, the Company will pay the Unpaid Dividend to the holder on or before the dates specified in the Terms of Issue.

(v) No interest will be paid on any Dividend or Unpaid Dividend.

(d) Dividends will be payable to the registered holders of the Convertible Preference Shares as they appear in the register for Convertible Preference Shares at 5.00 pm (Sydney time), on the dates specified in the Terms of Issue.

(e) Dividends will be considered paid on a Dividend Payment Date, if paid by cheque in favour of Convertible Preference Shareholders despatched on (or as soon as practicable after) the relevant Dividend Payment Date.

104. Voting and associated rights

(a) Convertible Preference Shareholders will have the same rights as Ordinary Shareholders to receive notices, reports and balance sheets of the Company and to attend any general meetings of the Company. The Convertible Preference Shareholders will not, however, be entitled to speak or to vote at such meeting except:

(i) if, at the time of such meeting, any Dividend in respect of the Convertible Preference Shares is in arrears for more than six months;

(ii) on any proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy back agreement;

(iv) on any proposal directly affecting the rights or privileges attaching to the Convertible Preference Shares;

(v) on any proposal for winding up of the Company;

(vi) on any proposal for the sale of the whole of Company's undertaking; or

(vii) during the winding up of the Company,

in which case a Convertible Preference Shareholder has the same rights as to manner of attendance and as to voting in respect of each Convertible Preference Share as those conferred on Ordinary Shareholders in respect of each Ordinary Share.

Convertible Preference Shareholders have the class consent rights described under clauses 107 and 108.

(b) A Convertible Preference Share ranks ahead of Ordinary Shares for the payment of Dividends and for a return of capital (not exceeding the Issue Price) on a winding up of the Company but shall not participate to any other extent in the surplus assets or profits of the Company.

(c) The Convertible Preference Shares shall not confer on the holder any right or participation in any issue of securities, including but not limited to rights of participation in issues of shares, rights, bonus shares or dividend reinvestment plans in, or other securities of, the Company.

(d) The Company must use all reasonable endeavours to furnish all such documents as are reasonably necessary in connection with an application, at the Company's expense, for quotation by ASX of all of the Convertible Preference Shares and the Ordinary Shares resulting from conversion of the Convertible Preference Shares.

(e) The Convertible Preference Shares are not redeemable by the Company or the Convertible Preference Shareholders.

105. Conversion

Each Convertible Preference Share converts into one Ordinary Share at 5.00 pm (Sydney time) on the dates specified in the Terms of Issue (the "**Conversion Date**") unless converted by Convertible Preference Shareholders prior to 5.00 pm (Sydney time) on the dates specified in the Terms of Issue ("**Accelerated Conversion Date**") in accordance with the following provisions:

(a) On and from the relevant Conversion Date or Accelerated Conversion Date, each Convertible Preference Share the subject of conversion will, without any further act, have the same rights as one Ordinary Share.

(b)

(i) Convertible Preference Shareholders have the right to accelerate the Conversion Date in respect of all or any of the Convertible Preference Shares if, prior to 5.00 pm (Sydney time) on the dates specified in the Terms of Issue the holder gives notice in writing to the Company (at its principal registry,) in the form prescribed by the Company which notice must specify the number of Convertible Preference Shares to be converted into Ordinary Shares.

(ii) This notice must be accompanied by the Statement of Holding or other such evidence of title acceptable to the Company in respect of the Convertible Preference Shares to be converted. Each Convertible Preference Share will convert to one Ordinary Share on the day of receipt by the Company of such notice, Statement of Holding or such other evidence of title acceptable to the Company PROVIDED that the last day and time for conversion shall be 5.00 pm (Sydney time) on the dates specified in the Terms of Issue.

(c) Each Convertible Preference Share not previously converted on or prior to 5.00 pm (Sydney time) on the dates specified in the Terms of Issue will

convert at 5.00 pm (Sydney time) on the dates specified in the Terms of Issue to one Ordinary Share.

(d) The holder of each Convertible Preference Share which is the subject of conversion will be allotted one Ordinary Share for each Convertible Preference Share converted the value of which must be paid up in full from the Company's share account in accordance with clause 105(e)(v).

(e)

(i) On the Conversion Date or Accelerated Conversion Date the holder of the Convertible Preference Shares shall have a prior and exclusive interest in the profits of the Company and that interest shall be satisfied by the capitalisation and application of an amount standing to the credit of the share account to pay in full for the Ordinary Shares arising on conversion. After the Conversion Date or Accelerated Conversion Date, the requisite amount from the share account must be applied to pay these in full and the Ordinary Shares arising on conversion must be issued.

(ii) Prior to the Conversion Date or Accelerated Conversion Date, the Company must:

(A) not alter the value of either the Convertible Preference Shares or Ordinary Shares on issue without the consent of the Convertible Preference Shareholders;

(B) use all reasonable endeavours to maintain sufficient authorised share capital to enable the issue of any Ordinary Shares, having regard to the balance of the share account and the market price of Ordinary Shares from time to time; and

(C) only apply that part of the share account established under clause 105(e)(i) to the Convertible Preference Shares issued under clauses 102 to 110 both inclusive.

107. Ranking of Ordinary Shares arising on conversion of Convertible Preference Shares

Each Ordinary Share arising on conversion of a Convertible Preference Share will rank equally with all other Ordinary Shares then on issue, but they will not rank for dividends payable in respect of dividend books closing dates occurring prior to conversion.

108. Variation of Rights and further Preference Shares

The rights, privileges, limitations and restrictions attached to the Convertible Preference Shares may not be varied, altered or abrogated unless at a general meeting of Convertible Preference Shareholders at which holders of at least 10% of the nominal amount of the issued Convertible Preference Shares are represented, a resolution in favour of such action is passed by a special resolution of such Convertible Preference Shareholders (**"Class Consent"**). The provisions of this constitution relating to general meetings apply so far as they are capable of application and with any necessary modifications to every such meeting.

109. Class Consent

Class Consent of the Convertible Preference Shareholders is required if the Board proposes to issue any share ranking in priority, or to convert any existing securities to securities ranking equally or in priority, to the Convertible Preference Shares as regards the right to receive dividends or the rights on liquidation of the Company. Class Consent is not required, however, for the issue of further Convertible Preference Shares or any other preference shares (whether redeemable or not) in the Company ranking equally with or after the Convertible Preference Shares as to dividends (whether cumulative or not) and as to rights on liquidation.

109. Rights on Liquidation

(a) If there is a return of capital on liquidation of the Company, the Convertible Preference Shareholders will be entitled to receive out of the assets of the Company available for distribution to shareholders:

(i) an amount equal to any dividend declared but not paid in respect of any Dividend Payment Date prior to the issue of a court order winding up the Company; and

(ii) an amount equal to the amount paid on subscription for the Convertible Preference Shares,

(but not to participate in any distribution of surplus assets), before any distribution of assets is made to Ordinary Shareholders or any other class of shares ranking after the Convertible Preference Shares.

(b) If, upon any such return of capital, there are insufficient funds to pay in full:

(i) the amounts specified in clause 109(a)(i) ; and

(ii) the amounts payable in respect of any other shares of the Company ranking as to any such distribution equally with the Convertible Preference Shares on liquidation,

then the Convertible Preference Shareholders and the holders of any such other equally ranking shares will share in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled.

110. Transfer of Convertible Preference Shares

Convertible Preference Shares are transferable in accordance with this constitution.

TAKEOVER APPROVAL PROVISIONS

111. Restriction on registration

Subject to any applicable Listing Rule and the Law, the registration of any transfer of shares giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover scheme in respect of shares in a class of shares in the Company is prohibited unless and until a resolution to approve the takeover scheme is passed in accordance with clause 112.

112. Procedures

(a) Subject to clause 112(b), the only persons entitled to vote on a resolution to approve a proportional takeover scheme are those persons who, as at the end of the day on which the first offer under the takeover scheme was made, held shares included in the class of shares in respect of which the offer was made. Each person entitled to vote has one vote for each share in the relevant class held by the person at that time.

(b) Neither the offeror under the takeover scheme nor any person who is associated with the offeror (within the meaning of the Law) is entitled to vote on the resolution.

(c) The Directors may decide whether the resolution is to be considered either:

(i) at a meeting convened and conducted by the Company of the persons entitled to vote on the resolution; or

(ii) by means of a postal ballot to be carried out in accordance with clause 113.

(d) If the resolution is put to a meeting, the provisions of this constitution relating to general meetings shall apply to the meeting with such modifications as the Directors decide are required in the circumstances.

(e) The resolution shall be taken to have been passed only if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half.

113. Postal ballots

(a) This clause 113 applies if the resolution is to be considered by means of a postal ballot.

(b) A notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days (or such shorter period as the Directors decide the circumstances require) before the date specified in the notice for closing of the postal ballot.

(c) The non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to vote shall not invalidate the postal ballot or any resolution passed under the postal ballot.

(d) The notice of postal ballot must set out the terms of the proposed resolution and the date for closing of the ballot.

(e) A ballot paper is valid only if:

(i) it is duly completed;

(ii) it is signed by the member or a duly authorised attorney or, where the member is a corporation, it is executed with a seal or without a seal in accordance with the Law or under the hand of a duly authorised officer or attorney; and

(iii) the ballot paper and the power of attorney or other authority (if any) under which the ballot paper is signed or a copy of that power or authority certified as a true copy by statutory declaration is or are received by the company no later than the closing date for the postal ballot at the place specified in the notice of postal ballot.

(f) Subject to clauses 113(b) to (e) both inclusive, the Directors shall decide the form of the ballot paper and the manner in which a postal ballot is conducted.

NOTICES

114. Notices generally

Subject to the Law and the Listing Rules:

(a) Any member who has not left at or sent to the registered office, a place of address, facsimile number or an electronic mail address (for registration in the register) at or to which all notices and documents of the Company may be served or sent is not entitled to receive any notice.

(b) A notice may be given by the Company to any member by:

(i) serving it on the member personally;

(ii) sending it by post to the member or leaving it at the member's address as shown in the register or the address supplied by the member to the Company for the giving of notices;

(iii) transmitting it to the fax number supplied by the member to the Company for the giving of notices;

(iv) transmitting it electronically to the electronic mail address given by the member to the Company for giving notices; or

(v) serving it in any manner contemplated in this clause 114(b) on a member's attorney as specified by the member in a notice given under clause 114(c).

(c) A member may, by written notice to the secretary left at or sent to the registered office, require that all notices to be given by the Company or the Directors be served on the member's attorney at an address specified in the notice.

(d) Notice to a member whose address for notices is outside Australia shall be sent by airmail, fax or electronic mail.

(e) Where a notice is sent by post, service of the notice shall be taken to be effected by properly addressing, prepaying and posting a letter containing the notice and to have been effected:

(i) in the case of a notice of a meeting, on the day after the date of its posting; and

(ii) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(f) Where a notice is sent by fax or electronic transmission, service of the notice is taken to be effected by properly addressing and sending or transmitting the notice and to have been effected on the day it is sent.

(g) A notice may be given by the Company to a person entitled to a share in consequence of the death or bankruptcy of a member:

(i) by serving it on the person personally;

(ii) by sending it by post addressed to the person by name or by the title of representative of the deceased or assignee of the bankrupt or by any like description at the address (if any) within Australia supplied for the purpose by the person;

(iii) if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred;

(iv) by transmitting it to the fax number supplied by the person to the Company; or

(v) if such a fax number has not been supplied, by transmitting it to the fax number to which the notice might have been sent if the death or bankruptcy had not occurred; or

(vi) by transmitting it to the electronic mail address supplied by the person to the Company.

115. Notices of general meeting

(a) Notice of every general meeting shall be given:

(i) in the manner authorised by clause 114(b);

(ii) subject to clause 116, to every member and to each Director;

(iii) to every person entitled to a share in consequence of the death or bankruptcy of a member who, but for death or bankruptcy, would be entitled to receive notice of the meeting; and

(iv) to the auditor to the Company (if any).

The notice must specify a place and a fax number for the purpose of receiving proxy appointments.

(b) Notice of every general meeting must also be given in accordance with the Listing Rules to any other person to whom the Company is required to give notice under the Listing Rules.

(c) No other person is entitled by this constitution to receive notice of general meetings.

JOINT HOLDERS

116. Joint holders

(a) Joint holders of a share shall give to the Company notice of:

(i) a single address for the purpose of all notices given by the Company under clause 114, and for the payment of Dividends and the making of distributions in accordance with clauses 97 and 98; and

(ii) a single account for the payment of monies by electronic funds transfer in accordance with clause 98(a)(ii), if so desired,

in respect of that share.

(b) Where the Company receives notice under clause 116(a), the giving of notice, the payment of Dividends or the making of distributions, to the address or account so notified shall be deemed given, paid or made to all joint holders of the relevant share.

(a) Where joint holders of a share fail to give notice to the Company in accordance with clause 116(a), the Company may give notice, pay Dividends and make distributions to the address of the joint holder whose name first appears in the register.

(b) Any of the joint holders of a share may give effective receipt for all Dividends and payments in respect of the share.

SMALL SHAREHOLDINGS

117. Sale of small holdings

Subject to the Listing Rules:

(a) If at any time the number of shares registered in the name of a member (including shares to which the member is jointly entitled) is less than a Marketable Parcel, then the Directors may serve a written notice on the member advising the member that the Company intends to sell those shares.

(b) The notice given under this clause 117 must be served on all members named in the register as the holder of shares being less than a Marketable Parcel.

(c) The notice must state that unless the member advises the Company before the date referred to in the notice (being no less than 6 weeks after the date the notice is issued) or such other period required by the Listing Rules that the member wishes to retain the member's shareholding, the shares referred to in the notice will be sold.

(d) If a member does not advise the Company by the date referred to in the notice that the member wishes to retain the member's shareholding, then the Directors may sell those shares together with all rights attaching to those shares, including any unpaid dividends.

(e) Any shares sold under this clause 117 will be sold in the manner the Directors decide. For the purpose of the sale:

(i) the member appoints any two Directors jointly, as the member's attorneys for the purpose of executing any instrument to transfer those shares;

(ii) the transferee will not be bound to see to the regularity of proceedings or to the application of the purchase monies and the title of the transferee will not be affected by any irregularity or invalidity in connection with the sale.

(f) Once the transferee's name has been entered into the register in respect of the shares, the title of the transferee will be indefeasible and the remedy of any person aggrieved by the sale will be in damages against the Company.

(g) The Company (where permitted by the Law) or the transferee will bear all costs as a result of the sale of the shareholding.

(h) The proceeds of any sale will be held in such manner as the Directors determine. The proceeds of the sale will not be remitted until the Company receives the share certificates (if any) relating to the shares the subject of the sale.

(i) A certificate in writing under the hand of any two Directors or any one Director and the secretary that:

(i) any notice required to be served on the Company was served; and

(ii) any resolution of the Directors required to be made was made,

will be sufficient evidence of the facts stated in the certificate against all persons claiming to be entitled to those shares and to the right and title of the Company to dispose of them.

(j) The Company will cancel the share certificates (if any) of all members whose shares are sold under this clause 117.

(k) This clause 117 may be invoked only once in any period of 12 months.

(l) Notices given under this clause and the resulting power of sale will cease to have effect following announcement of a takeover offer or the making of a takeover announcement in respect of the share, or any class of share, of the Company but, despite clause 117(k), the procedure may be started again after the close of the offers made under the takeover offer or announcement or, subject to the approval of the Exchange, the withdrawal of the offers made under the takeover offer or announcement under the Law.

WINDING UP

118. Winding up

Subject to the rights or restrictions attached to any share or classes of shares, if the Company is wound up, the property of the Company available for distribution among the members shall be divided among the members in proportion to the shares held by them irrespective of the amounts paid up or credited as paid up on the shares.

119. Division of property

(a) If the Company is wound up, the liquidator may:

(i) with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company;

(ii) for that purpose set a value as the liquidator considers fair on any property to be so divided; and

(iii) decide how the division is to be carried out as between the members or different classes of members.

(b) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any property in trustees on any trusts for the benefit of the contributories as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

INDEMNITY

120. Indemnity and insurance

(a) To the extent permitted by law and without limiting the powers of the Company, the Company must indemnify each person who is, or has been, a Director or secretary of the Company against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity in relation to the Company or any of its subsidiaries:

(i) to any person whether or not arising from a prior contingent liability incurred on or after 13 March 2000 other than:

(A) a liability owed to the Company or a related body corporate; or

(B) a liability for a pecuniary penalty or compensation order made under the Law; or

(C) a liability that is owed to someone (other than the Company or a related body corporate) and did not arise out of conduct in good faith;

(ii) for legal costs incurred in defending an action for liability incurred as a Director or a secretary of the Company if the costs are incurred other than:

(A) in defending or resisting proceedings in which the person is found to have a liability for which there is no indemnity under sub-paragraph (a)(i); or

(B) in defending or resisting criminal proceedings in which the person is found guilty; or

(C) in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or

(D) in connection with proceedings for relief to the person under the Law in which the Court denies the relief.

Paragraph (C) does not apply to costs incurred in responding to actions brought by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order.

(b) To the extent permitted by law and without limiting the powers of the Company, the Directors may authorise the Company to, and the Company may enter into any:

(i) documentary indemnity in favour of; or

(ii) insurance policy for the benefit of,

a person who is, or has been, a Director, secretary, auditor, employee or other officer of the Company or of a subsidiary of the Company, which indemnity or insurance policy may be in such terms as the Directors approve and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy.

(c) The benefit of any indemnity previously given to any person in respect of liabilities incurred prior to 13 March 2000 is not affected by this clause 120.

(d) The benefit of each indemnity given in clause 120(a) continues, even after its terms or the terms of this clause are modified or deleted, in respect of a liability arising out of acts or omissions occurring prior to the modification or deletion.

COMPLIANCE WITH THE LISTING RULES

121. Listing Rules prevail

(a) Notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done.

(b) Nothing contained in this constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision.

(e) If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision.

(f) If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.